Form 20-F
period 2021-12-31
Rail Vision Ltd.
filed 2022-05-16
CIK 1743905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

Commission File No.: 001-41334

RAIL VISION LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	15 Ha’Tidhar St Ra’anana, 4366517 Israel Tel: +972-9-957-7706
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Shahar Hania

Chief Executive Officer

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Tel: +972-9-957-7706

Email: marketing@railvision.io

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, par value NIS 0.01 per share	RVSN	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares, par value NIS 0.01 per share	RVSNW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 9,157,324 ordinary shares and 51,282 Preferred A shares (which automatically converted to 2,256,408 ordinary shares upon completion of our initial public offering on April 4, 2022).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “Rail Vision,” “we,” “us,” “our” and other similar designations refer to Rail Vision Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Annual Report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to irrevocably opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2027); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this annual report are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for at least the next 12 months;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

v

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

Risks Related to Our Business and Industry

●	We depend entirely on the success of our current products in development, we may not be able to successfully introduce these products and commercialize them, and we may not be able to successfully manage our planned growth, and our operating results and financial condition may fluctuate. Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	Our business may be adversely affected by changes in railway safety regulations.

●	Our business is subject to risks arising from the COVID-19 pandemic which continues to impact our business.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	The markets in which we participate are competitive and our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. Additionally, we are subject to data ownership and privacy regulations which may expose us to lawsuits and sanctions for violations.

●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

●	We have identified a material weakness in our entity level control components relating to documenting our financial reporting process, and our management will be required to devote substantial time to maintaining and improving our internal controls over financial reporting, and the requirements of being a public company which may, among other things, strain our resources, divert management’s attention and affect our ability to accurately report our financial results and prevent fraud.

●	Certain events, developments, or social media posts and interactions may impact our reputation.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, affecting our ability to compete.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful and we may be subject to claims challenging the inventorship of our intellectual property, and we may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of Our Securities

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine

●	Our principal shareholders, officers and directors beneficially own approximately 57% of our ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

●	Certain of our directors have relationships with our principal shareholders, which may cause conflicts of interest with respect to our business.

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may be one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are a development-stage company with a limited operating history. We have incurred net losses since our inception in 2016, including net losses of approximately $10.2 million for the year ended December 31, 2021. As of December 31, 2021, we had an accumulated deficit of approximately $44.3 million.

We have devoted substantially all of our financial resources to develop our solutions. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development and testing of our products;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated significant revenue from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have not generated significant revenues since the date of our inception. Our first revenues were recorded in our unaudited interim condensed financial statements for the period ended June 30, 2021. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development and testing of our products;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing products, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will need to invest significant time and require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, testing and other related activities;

●	the cost of establishing commercial supplies of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available, when needed, in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares.

Risks Related to Our Business and Industry

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research, development and testing of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our product candidates. The process of development and commercialization is long, complex, costly and uncertain of outcome. While we have several ongoing tests with train operators through which we hope to demonstrate our technology, we cannot assure you that any of these programs will result in subsequent sales of our products.

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. Specifically, our safety device is complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. Furthermore, we face a risk of exposure to claims in the event that our products are used in connection with autonomous train operations, and do not perform as expected or experience a malfunction that results in personal injury or death.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers.

We currently maintain a limited coverage of product liability insurance, which could materially affect our financial condition in the event we have a product liability claim.

Currently, we maintain a limited coverage of product liability insurance in the amount of $3 million, which will be necessary prior to the commercialization of our products. It is likely that our current and/or any future product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

Our business may be adversely affected by changes in railway safety regulations.

As the autonomous train industry continues to develop, regulators, including the U.S. Department of Transportation’s Federal Railroad Administration, or FRA, and the European Union Agency for Railways, or ERA, may adapt existing regulations and create new ones in order to ensure the compatibility of autonomous trains and autonomous train technology with regulatory expectations, requirements relating to safety and legal liability. On March 29, 2018, for instance, the FRA issued a formal Request For Information, or RFI, regarding the “future of automation in the railroad industry,” which is part of a broader effort by the U.S. Department of Transportation to advance the safe deployment of autonomous technologies. We cannot anticipate what regulations will materialize from the FRA’s RFI, or from parallel inquiries underway in other countries in which we operate. Likewise, we cannot predict the limitations, restrictions and controls nor the economic consequences flowing from such regulations. Should restrictive regulations apply, they could delay the introduction of autonomous train technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits.

Our business is subject to risks arising from the COVID-19 pandemic which has impacted and continues to impact our business.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to countries across the globe, including in Israel and the United States. Many countries around the world, including Israel and the United States, have implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. With the ongoing COVID-19 global pandemic, we have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on its employees and its business. In particular, we implemented remote working and work place protocols for our employees in accordance with government requirements. The implementation of measures to prevent the spread of COVID-19 have resulted in disruptions to our partnering efforts which depend, in part, on attendance at in-person meetings, industry conferences and other events and during 2020 we engaged in cost-cutting measures that included temporary salary reductions, reduction of headcount and placing employees on unpaid leave. The outbreak of COVID-19 has affected our activities in several ways, including making it more difficult for us to raise capital, we have experienced disruptions to our partnering efforts which depend, in part, on attendance at in person meetings, industry conferences and other events, employees are required to quarantine from time to time upon exposure to COVID-19 impacting their performance, and we have experienced shortages of and delays in both raw materials and electronic components such as computer chips. Due to COVID-19 impacting the global supply chain, supplies and component shortages are negatively impacting our ability to plan and deliver upon orders received in a timely fashion, and supply chain disruption, component shortages and shipping challenges are increasing our costs. These increased costs may require us to raise prices of our products in turn; such price increases may result in our products being less price-competitive in the market. It is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on our operations, as the impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. Any actions we take to counteract the consequences of the COVID-19 pandemic may not be successful, and the ultimate impact of COVID-19 on our operations is uncertain.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-NIS exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies;

●	the level of research and development activities by our company; and

●	changes in end-use/end-user governmental regulation policy.

Due to all of the foregoing factors, and the other risks discussed herein, you should not rely on quarter to quarter and year to year comparisons of our operating results as an indicator of our future performance.

The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

We aim to sell our products to train operators and/or rolling stock manufacturers. We are still in the development stage and many of our competitors have extensive track records and relationships within the rail industry and/or the automotive industry. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to establish a competitive position or to compete successfully against current and future sources of competition.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts that are used in our products from third-party suppliers. While there are several potential suppliers of most of these component parts that we use, we currently choose to use only one or a limited number of suppliers for several of these components. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential delays of several months in the delivery of components in the event a replacement product is sought;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, or component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components or compounds.

Furthermore, in some of our agreements, customers require the ability to maintain systems for a period of at least ten years. During such a long period, there is a risk that some of the system components of our products will become obsolete and will not be available from our suppliers. Therefore, there is a risk that we will be obliged to hold an inventory of components that may become obsolete, or be forced to locate or develop alternatives to such components.

Discontinuation of operations at our and third-parties’ manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell at single facilities in various locations that are specifically dedicated to separate categories of systems. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply our products to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation. Additionally, we rely on third-party manufacturers for components of our products, and we do not have control over the facilities of these third-party manufacturers.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	having to ship and/or manufacture overseas;

●	cultural barriers sustained by conducting business activity in foreign countries;

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations and can result in a material disruption of our targeted phage therapies, product candidates and other business operations. The loss of data from completed or future studies or clinical trials could result in delays in our research, development or regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our product candidates.

We are subject to data ownership and privacy regulations which may expose us to lawsuits and sanctions for violations.

Under the General Data Protection Regulation (GDPR) of the European Union, there are general restrictions regarding the photographing of images without the knowledge and permission of the person being photographed. In this context, the information collected by our system’s detection units must be protected and encrypted. Failure to comply with these regulations under the GDPR may expose us to lawsuits and sanctions for such violations. In addition, the ownership of the information collected through our system’s detection units is determined in accordance with the local law under which the train operates and will usually remain the property of the customer, with us receiving only limited permission to make use of the information for system improvement but not for other uses, and all subject to the provisions of the said law. These limitations may impede the implementation of our plans to develop certain services through the processing of information obtained by the systems.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, including the U.S. federal tax legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

The Biden administration has proposed a number of changes to the U.S. tax system. The proposals include changes that would increase U.S. corporate tax rates, impose a corporate minimum book tax, and double the tax rate on and make other tax changes to “global intangible low-taxed income” earned by foreign subsidiaries. Many aspects of the proposals are unclear or undeveloped. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. tax.

We have identified a material weakness in our entity level control components relating to documenting our financial reporting process, and our management will be required to devote substantial time to maintaining and improving our internal controls over financial reporting and the requirements of being a public company which may, among other things, strain our resources, divert management’s attention and affect our ability to accurately report our financial results and prevent fraud

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we are required to disclose material changes in internal control over financial reporting on an annual basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. We have identified a material weakness in our entity level control components relating to documenting our financial reporting process and we expect to take a number of measures to address the material weaknesses that have been identified. In this regard, we will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our products in development. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to develop new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on the services of our executive officers, senior management and qualified employees. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Also, our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our software engineers. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Certain events, developments, or social media posts and interactions may impact our reputation.

 Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easy for individuals and groups to communicate and share opinions and views in regard to issuers and their activities, whether true or not. Negative posts or comments about us on any social network could damage our reputation. In addition, employees or others might disclose non-public sensitive information related to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks. We do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize on our growth prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since our incorporation, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of five patents issued in the USA; one patent issued in China; one patent issued from the European Patent Office (EPO) and being validated in Germany, Switzerland, Hungary, Austria, Denmark, France and Great Britain; one patent issued in Japan; 33 pending patent applications, of which two are US provisional patent applications and 31 are national phase patent applications filed in the USA, EPO, China, Japan and India under the provisions of the Patent Cooperation Treaty (PCT) through World Intellectual Property Organization (WIPO); and one of which is a patent application in Hong Kong and requested based on the Chinese national phase patent application. We cannot offer any assurances about which, if any, patent applications will be issued, the breadth of any such patent once issued, or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any existing or new products.

Also, there is no guarantee that the patent registration applications that were submitted by us with regards to our technologies will result in patent registration. In the event of failure to complete patent registration, the Company’s developments will not be proprietary, which might allow other entities to manufacture the Company’s products and compete with us.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, we seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents are issued. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our products or the use of our products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or rights to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration of assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world, would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent such products from competing with our products.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to the Ownership of Our Securities

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

Our principal shareholders, officers and directors beneficially own approximately 57% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

Our principal shareholders, officers and directors beneficially own approximately 57% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders, and which may result in conflicts with us or you in the future.

Certain of our directors have relationships with our principal shareholders, which may cause conflicts of interest with respect to our business.

Two of our current directors are affiliated with Knorr-Bremse and one director is affiliated with Foresight, our largest shareholders. In addition, pursuant to our amended and restated articles of association, shareholders are entitled to appoint a director to our board of directors for each 10% of our outstanding share capital that they own and in such case the appointment will be for an undefined period. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Knorr-Bremse or Foresight, whose interests may be adverse to ours in certain circumstances.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and,

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a “foreign private issuer” exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under the Companies Law is limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we believe we may have been a PFIC during 2021, and although we have not determined whether we will be a PFIC in 2022, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our, if any, are a PFIC. U.S. taxpayers that hold our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC. A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are treated as CFC or whether any investor is treated as a United States shareholder with respect to CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Furthermore, while our directors, officers and certain shareholders are subject to lock-up agreements with the underwriter of our initial public offering that restrict their ability to transfer our ordinary shares until October 2022, approximately 43% of our shareholders will not be subject to such lock-up and may sell their shares at any time. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares.

The market price of our securities may be highly volatile, and you could lose all or part of your investment.

The market price of our ordinary shares and warrants is likely to be volatile. This volatility may prevent you from being able to sell your ordinary shares or warrants at or above the price you paid for your securities. Our share price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	termination of the lock-up agreement or other restrictions on the ability of our shareholders to sell shares after the initial public offering;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance, and we have little or no control over these factors.

The warrants included in the units are listed on Nasdaq and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our ordinary shares.

Because the units will never trade as a unit, and the warrants are traded on Nasdaq, investors may be provided with an arbitrage opportunity that could depress the price of our ordinary shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the ordinary shares, our share price and trading volume could decline.

The trading market for the ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ordinary shares, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ordinary shares or trading volume to decline.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions and short-swing profit recovery required by Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting companies.

In addition, as a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, we follow home country practice in Israel instead of the listing rules of the Nasdaq requiring that a majority of a listed company’s board of directors be comprised of independent directors within a specified period after listing. In addition, we will follow our home country law instead of the listing rules of the Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection to investors than what would otherwise be accorded to investors under the listing rules of the Nasdaq applicable to domestic U.S. issuers.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. A material portion of our operating expenses is incurred outside the United States, mainly in NIS, and is subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. In relation to the effect of inflation, results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index, or CPI. As the results in our financial statements are measured in U.S. dollars, the difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate can cause a difference between taxable income and the net loss shown in the financial statements. We expect that the majority of our revenues will be generated in U.S. dollars with the balance in EURO for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollars and EURO. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Directors, Senior Management and Employees—Board Practices—Duties of Shareholders” for additional information.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel and our corporate headquarters are located in Israel. All of our executive officers and directors and the Israeli experts named in this Annual Report are located outside of the U.S. All of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, corporate headquarters and research and development facilities are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist militia and political group that controls the Gaza strip) and the Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Ben Gurion International Airport, could prevent or delay our regular operation, product development and delivery of products.

In addition, political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbor Syria, is affecting the political stability and may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our securities, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred, and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants related to military service. Such disruption could materially adversely affect our business and operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

General Risk Factors

We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we became a publicly traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before our initial public offering on April 4, 2022. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a development stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways, with investments from Knorr-Bremse, a world-class rail system manufacturer. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator.

We were incorporated under the laws of the State of Israel in April 2016. Our principal executive offices are located at 15 Hatidhar St. Ra’anana, 4366517 Israel. Our telephone number in Israel is +972-9-957-7706. Our website address is http://www.railvision.io/. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.railvision.io), LinkedIn (https://www.linkedin.com/company/rail-vision), Instagram (https://www.instagram.com/railvision), and Facebook (https://www.facebook.com/railvision.io) as channels of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2027), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our senior management, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

B. Business Overview

Overview

We are a development stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways, with investments from Knorr-Bremse, a world-class rail system manufacturer. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator. Our railway detection system is currently in the pilot phase with several industry leading railway operators as we seek to move to the next stage of receiving commercial orders. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

The increasing electrification and automation of railways and trains are two key factors that are driving growth in the transportation market. Autonomous trains are integrated with advanced systems to provide improved control over the train for stopping, departing and movement between train stations – for example the operators are aiming to increase the density on a given track that’s to say more trains per kilometer. From everyday passengers to train operators, there is a rising demand for safe, secure, and efficient transport systems. Additionally, various technological advancements, such as the integration of the Internet of Things, or IoT, and artificial intelligence, or AI, solutions into railway detection systems, are market categories expected to grow in the coming years. These technologies aid in improving the overall operational efficiency and maintaining freight operations and systems. According to Report Linker, the autonomous train technologies market was valued at USD $7.5 billion in 2020, and is expected to reach USD $10.2 billion by 2026, representing a CAGR of 5.61% for that period.

Since our founding in April 2016, we have developed unique railway detection systems for railway safety, based on image processing technology that provide early warnings to train driver of hazards on and around the railway track, including during severe weather and in all lighting conditions. Our unique system uses special high resolution cameras to identify objects up to 2,000 meters away, along with a computer unit that uses AI machine learning algorithms to analyze the images, identify objects on or near the tracks, and warn the train driver of the obstacle and potential danger. We were recognized as the winner of Deutche Banh’s MINDBOX competition for our automated early warning systems to prevent railway accidents.

Our railway detection system includes different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive. Our railway detection and classification system includes an image-processing and machine-learning algorithm that processes the data for identifying potential hazards on and around the track. These algorithms are designed to identify and classify objects such as people, animals, vehicles, bridges, junctions, signs, signals along the track, and anomalies. Our railway detection system actively classifies objects by severity to determine if an alarm should be signaled to the train driver. These data collection and classification capabilities can be extended to further use-cases such as predictive maintenance and big-data analyses.

We believe that our technology demonstrates capabilities and results that are better than existing solutions. Most of the currently available safety solutions for the railway industry focus on stationary systems in dedicated hazardous locations, such as at level track crossings and passenger train stations, among others. At these dedicated locations, different technologies are used for detecting obstacles that are on the vicinity of level crossing tracks, and usually include different cameras and radars. The problem with this type of solution is that the train is only monitored at specific points in the railroad junction, leaving the vast majority of the railway unprotected. In recognition of the limitations of existing solutions, we integrate a collision avoidance system using long-range real-time AI and electro-optics technologies on trains that is designed to address this unmet need. as well as providing solutions to most of the challenges train operators face during transit such as collisions, derailments and other accidents caused by obstacles on tracks, or poor infrastructure.

Industry Overview and Market Opportunity

The railway is an essential form of transportation. Efficient and safe railway infrastructure plays a central role in the global economy. The process of expanding and upgrading railways is taking place worldwide, driving the importance to produce safe and reliable railway infrastructure. A lack of safety and inefficiency may reduce the reliability of train travel, decrease public usage and cause economic damage, including heavier road traffic, more air pollution, and diminish to the quality of life in general.

Railway accidents are generally attributed to several factors, such as the human factor, which include the driver’s failure to notice and respond to obstacles on the track, the driver’s ability to react to potential dangers, and the driver’s field of view, which is made worse in poor lighting or severe weather conditions. Other factors that cause railway accidents include faults in the railway track signaling system, damaged infrastructure, and weather conditions such as rain, fog and snow.

According to a March 2021 “Safety Overview 2021” report of the European Union Agency for Railways there were 1,552 significant accidents resulting in 824 fatalities and 618 serious injuries in 2019 in the EU representing an economic costs of about €3.5 billion per year. According to the U.S. Department of Transportation, in 2020, in the U.S. there were 8,107 train accidents and 698 fatalities (including derailments, collisions and level railway track crossing incidents).

Due to the braking distance required for a train to stop, train operators require advanced notice to stop a train in time and avoid an obstacle on the track. The braking distance of a passenger train traveling at a moderate speed (i.e., 87 mi/h) is between 600 and 800 meters; freight trains typically require a similar distance to safely brake – depending on the load size and speed of the train. Human operators, however, do not have the capacity to detect obstructions on the railway track, and halt a train within these braking distances. Our advanced technology is designed to address this human deficiency.

Our railway detection system monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2,000 meters (1.2 miles), which is longer than the braking distance of most trains. Our system is designed to detect, classify and alert train operators on real-time railway track obstacles, which allows the train operator to make educated decisions in how to best operate the train, and to decide whether it is necessary to stop to avoid a collision. Additionally, after being integrated into the train’s computer, our railway detection system’s artificial intelligence capabilities will facilitate by taking emergency autonomous actions, such as halting the train’s acceleration, braking once an obstacle is classified, sounding a horn and flashing lights to alert others.

Over the past several years, there has been an increased demand for automated solutions in railway detection systems to make train travel safer and more efficient. There are several technological systems available in the market today that have been designed to reduce the risk of railway accidents, to avoid injuries and damage to property, to limit unplanned closures of railway tracks, to make railway transport more efficient, and to increase the usage of existing railway infrastructure. Generally, such railway detection systems fall into two main categories – those which are installed on the train (such as our railway detection system), and those that are fixed signaling systems installed as part of the stationary infrastructure.

We believe that the market potential for our railway detection systems that are installed on the train is large and ever growing, as every single railway train or drivers’ cabin worldwide is a potential customer. Based on our own internal research, we estimate there are approximately 300,000 potential customers, and if considering two (2) systems per loco for each direction the potential can go significantly higher.

According to 2018 estimates of SCI, the global market for railway technology is estimated at approximately $200 billion with a steady growth curve of 2.8% per year. According to currently displayed statistics on the U.S. Department of Transportation’s website, the freight train industry in the United States is estimated at approximately $80 billion, as determined by the by the seven Class 1 railroads operating in the United States. Additionally, according to the U.S. Department of Transportation it is estimated that $25 billion is spent annually on maintaining and adding capacity to freight railroads. Also, according to McKinsey & Company, in 2016, the cost of infrastructure maintenance and renewal exceeds €25 billion per year across Europe, and is rising. Moreover, according to a September 2021 publication by Global Market Insights, the railway aftermarket size was expected to exceed $78 billion in 2020 and is anticipated to grow at approximately $3.5 billion per year, a CAGR of over 4.6% from 2021 to 2027.

Railway tracks are a controlled environment, usually owned by one entity in the country where they are located. An obstacle that causes an accident on a train carrying hundreds of passengers or hauling thousands of tons of cargo might be a significant cost in the event of an accident due to injuries and damaged property. In addition, the section of track that is damaged or occupied with the stuck train, which is in any event restricted infrastructure, has to be closed until the investigation is completed, debris is collected and the infrastructure is checked for safety before train travel on the railway tracks can continue. This affects the timetable of many other trains, which causes an increase in downtime and the associated financial loss of such downtime. In addition, the reputation of the train operator is damaged, and as a consequence, the train operator may experience a decrease in business.

The Current Train Vision Market Status and the Transition to Autonomous Train Vision

Many trains are equipped with certain advanced automated technologies to assist railway operators such as Automatic Train Control, or ATC, and Automatic Train Protection, or ATP. ATC is a general group of systems that include mechanisms for controlling a train’s speed in response to receiving external data. ATP is a system that, among other things, continuously verifies that the train’s speed complies with the permitted speed.

In addition to ATC and ATP systems, there are currently other available technologies for Automatic Train Operation, or ATO, which include components to promote safety and control all stages of operating the train, from acceleration to precision stopping. While there are various levels of implementation of ATO, the most common use of ATO is on underground railways. For example, the London Underground uses semi-automatic train operation on certain lines. The Light Railway in eastern London is even more advanced, and the driver’s cabin has been replaced by a controller.

ATO covers five Grades of Automation (GoA):

-	GoA 0 refers to a train with a human driver who exercises full control of the train – starting, stopping, opening and closing doors, and operation in emergencies.

-	GoA 1 refers to operation where the driver controls starting and stopping the train, operation of doors, emergencies and sudden deviations, with the assistance of ATP systems.

-	GoA 2 refers to semi-automatic operation, where stopping is automatic, but the driver starts the train, operates the doors, and drives the train in emergencies.

-	GoA 3 refers to operation without a driver, where starting and stopping is automatic, but the controller operates the doors and drives the train in emergencies.

-	GoA 4 refers to train operation without supervision; starting, stopping, door operation and operation in emergencies is all automatic with no staff on the train.

We believe that railway companies will gradually implement autonomous trains. While a full transition to autonomous trains will require the development of additional technologies beyond those currently available, we believe that our obstacle detection technology has the potential to advance GoA 3 and GoA 4.

As part of the autonomous train vision being promoted worldwide, an automatic detection system will be required to enable train operators to detect obstacles in the train’s travel route beyond the braking distance of a train. An automatic detection system has about twice the human detection capabilities during the day, and much more at night. As part of our efforts to advance operating levels of GoA 3 and GoA 4, we are investing efforts in collaborations with train operators and train manufacturers to examine the integration of our railway detection systems within various trains. We focus on detection systems, whereby the additional auxiliary systems required for an autonomous train (ATC and ATP systems) will be provided by other manufacturers. Our railway detection system is a standalone product that does not require any supportive additional equipment. The interface with an ATO concept of operation can be done at a later time, since our railway detection system, once engaged, can be used regardless of the integration with other autonomous technologies.

GoA 4 freight trains already operate in certain parts of the world (such as Rio Tinto Australia, and Iron Ore Canada). We believe that our railway detection systems are ideal for these trains, and part of our strategy is to engage and collaborate with the operators of these trains. To that end, we have signed a contract to supply demonstrations over several months of testing with the Autonomous GoA4 rail operator Rio Tinto Iron Ore, as described below.

Beyond GoA 4 freight trains, there are some very specific environments where trains are operated without drivers and rely on signaling systems and a sterile testing environment, such as train lines in airports or underground train lines. Such autonomous lines are rare and can only be implemented if the conditions are precise. These types of trains require a safety infrastructure that is separate from the railway track in the external environment. This infrastructure is expensive to build and maintain, and therefore is not a viable option for most operators. While these types of trains are rare and not our main strategic focus, we do believe that our system will be ideal for these trains as well, as they require a solution that is installed on the train and capable of timely identifying potential hazards on and around the track.

Our Solutions

We develop solutions for a number of verticals in the railway market:

1.	The RV2000 system for Main Line passenger and freight trains

The RV2000 Main Line System is an application of our railway detection system that includes an external sensor unit installed on the train along with an on-board computer system (see below). The on-board computer system receives data from the external sensor unit and uses artificial intelligence to perform algorithmic calculations in real time to identify potential hazards for the train operator.

Our railway detection system is designed to discover and warn the train operator about hazards of up to 2,000 meters (1.2 miles) ahead of the train. To detect hazards up to this distance, our railway detection system is dependent on a continuous line of sight that is not obscured by buildings, curves in the track, or dense fog which can limit the detection range.

The braking distance of a train traveling at high speeds of about 160 KPH / 100 MPH is approximately 800 meters (0.5 miles). The RV2000 railway detection system has been optimized to identify hazards at a distance more than 800 meters (0.5 miles) to provide the train operator with enough time to react to the hazard, and stop the train if necessary. The braking distance of the train may differ as a result of various factors, including weather conditions and the total weight of the train.

Our railway detection system can technically interface with the train’s control and monitoring systems, such as the brake system. This interface is achieved by setting up a communication interface between our railway detection system and the train’s existing operating system. However, interfacing with the brake system or other systems of a train will require compliance with a more stringent level of train safety (SIL) than the current safety levels we are certified for, as of the date of this Annual Report.

Our railway detection system is designed to classify objects, detect their location on the track, and detect the position of the switch. The switch is a device that is part of the railway track and is used to switch between two adjacent tracks or merge two tracks into one track. It is important to detect the position of the switch because the switch selects the train’s continued direction from the main track line on which the train is currently riding to another rail.

An advanced prototype of the RV2000 system was completed and finalized its first field test phase with Israel Railways in March 2022. We are now updating the system and working on the next version of the system.

On August 12, 2021, we signed a non-binding memorandum of understanding with Israel Railways Ltd. The memorandum of understanding states that Israel Railways will conduct a Long-Term Pilot (LTP) of the RV2000 system on its freight trains. Israel Railways will consider placing a purchase order for 6 to 10 units of our RV2000 system, so long as we are successful in meeting the pre-defined criteria and regulation approvals that Israel Railways require. The RV2000 system LTP began on December 7, 2021 (see image below). The potential sales opportunity with Israel Railways for our RV2000 system to be installed on up to 200 trains and assuming we can negotiate bidirectional installation, the potential sale opportunity could be doubled to install up to 400 RV2000 systems on up to 200 trains. The memorandum of understanding was extended on November 10, 2021 and on February 6, 2022 and expires on May 31, 2022, if not further extended.

Rio Tinto Iron Ore, or RTIO, the world’s second-largest metals and mining corporation has engaged us to work on part of its AutoHaul autonomous train to improve train safety. RTIO has 60 operations in 35 countries, has 47,500 employees and 2,000 customers. The RTIO fleet is autonomous, and does not have the technical capability to foresee any obstacles or anomalies in front of the moving train. As such, RTIO is exploring solutions that can detect, alert and respond to an obstacle on the tracks. In April 2021, we entered into an equipment, personnel and services supply agreement with Hitachi Rail STS Australia Pty Ltd., or STS, which enables STS, as the principal supplier, to supply Rio Tinto Railway Network with our RV2000 system for demonstrations and to examine the RV2000’s operational performance. If the tests are successful, Rail Vision has the potential to install its RV2000 system on Rio Tinto Railway Network’s fleet of about 220 trains, with the RV2000 system integrated by STS as the project integrator. We have performed the data acquisition phase and started the Long Term Pilot (LTP) as of May 2022. The LTP will last approximately three months with an option to extend the LTP for an additional six months in different use-cases.

2. The RV200 system for the Shunting Yard

The RV200 system used at the shunting yard is meant to streamline work in the operational areas of railways (shunting yards) which are used for the assembly, loading and unloading of freight trains.

The shunting yard application of the railway detection system consists of two external sensor units installed on either side of the locomotive that are linked to the central processing unit inside the train, and uses algorithms, artificial intelligence/deep learning neural nets, to classify these obstacles in real time, at a range of up to 200 meters on and beside the track, under severe weather and poor visibility conditions. These warnings are shown to the driver with some recommendations to stop or slow down. The system also has the technical ability to interface with the locomotive’s control systems, such as the train’s brakes. This is done by setting up a communication interface with existing systems in the train and doing so in accordance with the customer’s requirements. However, interfacing with the brakes or other systems in the locomotive requires compliance with a stricter Safety Integrity Level (SIL) than the levels for which we have currently have obtained certification (SIL 0). Rail Vision has completed a homologation process of a drive assist system on trains in a use-case of Switch Yard (SIL-0 according to EN50126).

In October 2020, we supplied a prototype of the RV200 system to Schweizerische Bundes Bahnen Cargo, or SBBC, for functional testing, which began in April 2021, to test the system for compliance and the system’s ability to better integrate during actual work for a potential customer (Open Field Test – OFT). For additional information, see “Business and Marketing Strategy” – “Locomotives for shunting yards,” below.

3. The Light Rail Vehicle (LRV RV100) system for light rail and subways

Many cities utilize light railways and underground railways as part of the city’s public transportation system. Light railways in cities also intersect with travel environments used by vehicles and pedestrians alike. This hybrid use of a road by cars, trains and people, causes a greater risk of traffic safety incidents.

Our LRV RV100 system helps to increase travel safety with the use of advanced technologies that provide real-time warnings of obstacles on the track by utilizing sensors and cameras with a broad field of vision. Since this is a passive detection and classification system (detection through information receiving cameras, without transmission or radiation), as distinct from active systems (detection by receiving back signals transmitted by the system) based on radar (an electronic system for detection of and tracking location of objects in the space using electromagnetic radio waves) or LIDAR (distance measuring technology by lighting the target with a laser beam), the LRV RV100 system does not create radiation hazards and does not interfere with the operation of other systems.

Using a passive railway detection system allows for safer use in populated areas as there is no transmission of electromagnetic radiation, which could endanger passers-by. In addition, because the system does not transmit, the likelihood of false alarms is lower. Another advantage of a passive railway detection system is that it does not interfere with other systems operating in its vicinity and is not affected by other systems.

In addition, camera-based railway detection systems have a much better resolution and can detect and classify potential hazards with higher expected performance than the human eye. On the other hand, passive railway detection systems are subjected to light conditions and sensor performance, mainly in VIS wavelength range, which can affect the performance of camera-based railway detection systems.

These systems also allow for flexibility in algorithmic and software updates with relative ease due to the use of updatable components, unlike the current practice in the motor vehicle industry that are based on ASIC components that cannot be updated as easily. We have demonstrated a preliminary prototype of the LRV system and are currently reviewing our collaborations with our development partners. For more information, see details below under the “Light Rail Vehicle” and “Commercial Agreements—LRV System MOU” sections.

4. Maintenance, Predictive maintenance applications based on measurements and data collection

Another module to our railway detection systems, currently in the beginning stages of development, is a plan to enable the constant monitoring of railway infrastructures to warn of potential malfunctions or defects – such as damage to railway tracks, electrical problems in infrastructure components, unstable electrical pylons next to the tracks, and vegetation invading the track – which could result in interference with train traffic. The early detection of such problems could be the basis of long-term planning of maintenance work. These features of the railway detection system will also provide another means of helping railway companies manage maintenance efficiently, leading to savings in time, money and labor, and prevent unplanned down time. As of the date of this Annual Report, we are still developing this infrastructure. We are in the process of working with a customer to build a railway detection system that will only focus on infrastructure inspection. This new module will be based on our sensors and algorithmic capabilities, utilizing cloud computing to handle data collections and measurements.

Business and Marketing Strategy

Our vision is to become a global leading developer and supplier of innovative railway detection technologies to the railway industry. We believe that our advanced technologies will enable safer train driving, reduce train accidents, increase the flow of traffic, and save money for our customers. We also believe that the transition to autonomous train driving will not occur without an advanced detection system such as ours.

We focus on the following three main segments of the market as described above:

Locomotives for shunting yards – We have focused on selling the RV200 system to shunting yard operators. Our railway detection system for this market segment is at a relatively advanced stage, as we have a prototype of the RV200 system that is being tested by SBBC, a freight train company in Switzerland. Upon successful completion of the railway detection system tests at SBBC, we expect that this prototype will lead to an order from SBBC by the end of 2022, or the beginning of 2023. We have received a proof of concept to examine the Rail Vision system. As a result, we hope to achieve further sales in this market segment once the railway detection system successfully completes its operational test. Furthermore, we believe that SBBC’s reputation will assist us in the promotion and sales of our railway detection systems to other customers in this segment. If the transaction with SBBC evolves into an order, we expect SBBC to order several dozen of our railway detection systems.

Locomotives for passenger and freight trains – Our main area of activity is the RV2000 system, which is designed for passenger and freight trains. Our strategic focus on this market segment derives from the fact that it includes the largest number of trains, and that the trains operating in this market segment are exposed to serious risks and the realistic probability for potentially fatal accidents. We invest significant efforts in promoting sales to passenger and freight train operators. The sales processes for this market segment includes a demonstration of the system’s capabilities according to specific requirements of each train operator. In addition, we are engaged in the process of licensing systems that are intended for this market segment on the assumption that obtaining a permit in one country may significantly facilitate the licensing process in another country. The development process of this railway detection system is ongoing and is expected to be completed during 2022.

Light Rail Vehicle (LRV) – We are in the process of developing an LRV system that will be designed for the light rail market segment. We are exploring the possible collaboration with some car manufacturers. The development plan will be aligned to match the needs of the car manufacturer.

Our strategic focus is reflected in our marketing strategy:

●	We plan on increasing our marketing and sales department to reach more potential customers. Increasing the number of sales and marketing personnel will enable us to initiate and create additional opportunities while the sales and marketing personnel focus on and specialize in the territories that our strategy defines as most relevant.

●	We are focused on the following markets: North America, Europe and Asia Pacific. The reason for the focus on these markets stems from an analysis we conducted to identify the most relevant countries likely to adopt our railway detection systems. We have defined several parameters which may indicate commercial viability of the market relevant to our railway detection systems. The parameters examined by us included, among other things, the total length of the railway tracks in the country examined, the number of passengers per kilometer/ mile of track traveled, the number of tons of goods per kilometer/ mile of track transported, the total number of trains in the country, the level of innovation in the country, and the openness to integrate new technologies.

●	We are investing in efforts to create and develop collaborations with leading train manufacturers. These collaborations are meant to be long-term, with the aim of integrating our railway detection systems into the future production lines of these train manufacturers. We believe that the railway detection systems we develop will be an integral part of future trains, and therefore it is important to invest marketing efforts as early as possible to promote partnerships with train manufacturers and increase market adoption of our railway detection systems.

●	Leverage and develop our strategic partnership with Knorr-Bremse to serve as a non-exclusive distributor and be a local partner engaged in marketing, sales and the implementation of projects, including integration, installation and services regarding our products in the relevant markets in which Knorr-Bremse operates worldwide. As part of this marketing strategy, we will seek the assistance of Knorr-Bremse’s marketing team. We intend to provide marketing and training materials to Knorr-Bremse’s marketing staff to enable them to promote and sell our products to their existing customers.

●	We intend to invest in advertising in traditional industry channels, social media networks and digital channels to better advertise and market our railway detection systems to potential customers in the railway industry.

●	We strive to increase collaborations with other companies operating in the railway industry, such as communications companies that are engaged in constructing communications infrastructure or companies that manufacture complementary products for the railway industry. Collaboration with types of companies may provide added value to our customers, whether it be in the field of data communications where customers seek to transfer data in real time from the trains to the control centers, or through cooperation with companies that manufacture additional auxiliary systems, such as sign manufacturers, and manufacturers of automatic coupling systems (systems that enable automatic coupling between a locomotive and a carriage or between carriages for towing) where our systems will provide a complementary solution.

●	Big data – Following the dissemination of our technology and products among many customers, we intend to offer our customers predictive maintenance services and digital mapping services based on the gathering of the visual information stored in its systems. We see big data services as one of its most important growth engines in the next 3-5 years.

New Products and Applications

We are currently exploring a number of additional railway detection system applications that are in various stages of research and development, as follows:

Maintenance and predictive maintenance: customers who have installed Rail Vision systems for real time identification of objects, will have the option of receiving predictive track maintenance services, such as identification of vegetation invading the tracks, damage to infrastructures, sunk pylons, etc. This railway detection system application will be able to collect the data from the sensors and check for any changes in and around the track infrastructure in order to indicate possible defects in the infrastructures. Currently, this application is at the initial R&D stage only. A potential customer ordered a data acquisition and demonstration phase that was successfully completed in March 2022. We are engaged in technical discussions with the customer for a potential project.

Mapping and updates – Geographic Information Systems (GIS): since trains travel the same route several times a day, the comparison of observed data received by our railway detection system can discover infrastructures such as posts, signaling systems, electronics boxes, and check their actual location using system measurements based on an image-based navigation (IBN) algorithm, and compare the data with existing records and provide updates. This saves both time and money, as the expense of remapping a railway track is rarely done, and usually forces stretches of track to be closed for such updates. This application of our railway detection system is at the proof of concept (POC) stage of initial research and development.

Big Data: this application of our system will be based on long-term collection of data from Company’s sensors installed on trains to provide relevant data on infrastructure, train traffic and the surroundings. Analysis of the data will generate reports showing trends in driver behavior and the surrounding area and conditions, which will help train operators reduce downtime caused by infrastructure problems, and improve the synchronization of trains, as required by the customer.

Currently, this application is only at the start of the research and development stages and is also conditioned on the installation and operation of about one hundred railway detection systems in order to obtain sufficient data for its operation, assuming the successful completion of its development.

We intend to offer the Big Data applications as an added value to our system to be installed at the customer and not as a separate product.

Commercial Agreements

Knorr-Bremse

We have entered into a series of strategic and investment agreements with Knorr-Bremse or affiliates of Knorr-Bremse. Knorr-Bremse is a 110 year old multi-billion dollar market cap company traded on the Frankfurt Stock Exchange. With more than 30,000 employees at over 100 locations in more than 30 countries around the globe Knorr-Bremse is a world leader in braking & peripheral systems generating total of sales of EUR 6.7 billion in 2021. As one of our strategic investors, Knorr-Bremse has invested approximately $25 million in us. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Knorr-Bremse” for additional information

KBCH Framework Agreement

In August 2020, we entered into a framework agreement, or the Framework Agreement, with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of our system to the shunting yard of a company operating cargo trains in Switzerland, or SBBC. Under the Framework Agreement, we provided KBCH one prototype of the system which was installed on an operating locomotive in an SBBC shunting yard, for the purpose of examining the operational performance of the system, or the Operational Function Test. In consideration for the prototype provided in October 2020 for the Operational Function Test, KBCH paid us approximately EUR 244,000 (approx. $293,000). In addition, in order to support the operational performance test procedure, which began in April 2021, we undertook to provide various professionals, as needed, in exchange for payment at the maximum rates and amounts determined in the Framework Agreement. In addition, the Framework Agreement determines a division between us and KBCH regarding additional support actions for SBBC, as needed, in the Operational Function Test process. During 2021, KBCH paid the Company a total of additional approximately EUR 110,000 (approximately $125,000).

LRV System MOU

On September 17, 2020, we entered into a non-binding Memorandum of Understanding with Knorr-Bremse, or the MOU, regarding cooperation between the parties with respect to LRV systems. Under the MOU, we undertook to make further adjustments and/or development to the LRV system, if required by Knorr-Bremse and agreed by us. Knorr-Bremse undertook to indemnify us for any costs of such adjustments and developments, subject to prior approval by Knorr-Bremse. It was further agreed that in case, Knorr-Bremse purchases an LRV system it will be offered at a discount to compensate for the adaptation and development cost. In addition, it was agreed that the parties will negotiate a detailed cooperation agreement in good faith, in which they will determine, among other things, the terms of sale of the LRV systems by us to Knorr-Bremse.

The MOU will be in effect from the date of its signing until the earliest of: (a) the signing of a binding cooperation agreement between the parties which will replace the MOU; (b) a notice by one of the parties that it is interested in terminating the MOU and the negotiations between the parties on the cooperation agreement; or (c) 12 months from the date of signing the MOU. Accordingly, the MOU expired in September 2021. Following the signing of the MOU, in December 2020, Knorr-Bremse placed a purchase order to us for developing two prototypes of the LRV system according to specifications required by Knorr-Bremse. In return for the development of the two prototypes, Knorr-Bremse paid us a total of approximately EUR 397,000 (approximately $476,000). As of December 31, 2021, the Company completed its commitment according to the Purchase Order for the development and sale of the two prototypes of the LRV system to Knorr-Bremse.

Strategic Partnership Agreement

On August 19, 2021, we entered into a Strategic Partnership Agreement with Knorr-Bremse. Under the terms of the Strategic Partnership Agreement, we will collaborate with Knorr-Bremse with respect to joint projects, based on the following principles: (a)(i) the expansion of the Knorr-Bremse Railway Driver Assistance Systems to the field of environmental observation, or (ii) future collaboration in the areas of barrier identification and classification systems in the railway industry; and (b) as part of the framework, we will provide Knorr-Bremse the technology needed in order to fulfilling the customer’s requirements.

The agreement further provides, among other things, that (i) in the event that a customer is presented to us by Knorr-Bremse, subject to the certain conditions, Knorr-Bremse will be entitled to serve as the main contractor for such project, (ii) for any joint project, the parties will mutually agree on the identity of the main contractor and (iii) we will instruct and train the local Knorr-Bremse missions to provide field support services for our systems.

The implementation of the terms of the agreement is subject to future approvals and agreements between the parties and third parties, including transactions that may be subject to the related party transaction rules under the Companies Act, and, as such, there is no certainty that such transactions will be executed, in whole or in part.

The term of the agreement will expire three years after the date of the agreement, or August 19, 2024.

Knorr-Bremse has been in the railway business for 110 years, as a world leader in braking and other system operations. Knorr-Bremse has a global presence with 30,000 employees at 100 sites in 30 countries and is trading on the Frankfurt Stock Exchange with sales totaling €6.7 billion in 2021.

Collaboration Agreement with Israel Railways

On August 3, 2016, we entered into a Cooperation Agreement with Israel Railways Ltd. (a governmental company fully owned by the State of Israel), which was further amended on January 19, 2020.

Under the terms of the agreement, we undertook to fulfill certain functions for the development, marketing, distribution and sale of the system, and Israel Railways undertook to provide us with services and the means to perform tests and experiments, mainly in logistics and manpower, and to provide us with information on certain data that will be given at the discretion of Israel Railways.

Pursuant to the agreement, we agreed to pay Israel Railways the following payments: (i) during the period from August 3, 2016 and until the earliest of (a) a period of 5 years from the date of our first commercial sale or (b) our initial public offering on April 4, 2022 or (c) a change of control (as defined in the agreement), Israel Railways will be entitled to a payment of royalties in the amount of 2.75% of our net sales, and (ii) during the period from August 3, 2016 until the earliest of: (a) our initial public offering on April 4, 2022 or (b) a change of control (as defined in the agreement) Israel Railways will be entitled to 1.5% of the total proceeds from an IPO or consideration, received by us or our shareholders, as a result of a change of control.

Upon the completion of our initial public offering, the Israel Railways became entitled to a consideration of 1.5% of the actual proceeds from our initial public offering, which was approximately $213,000, and accordingly their right to royalties has expired.

The agreement further provides that Israel Railways will be entitled to purchase our products and services at a price equal to half the lowest price charged by us for those products and services to an unrelated third party.

In addition, as part of the agreement and in consideration for services provided to us by Israel Railways, we granted Israel Railways warrants to purchase 195,448 of our shares with a nominal exercise price. The option was initially exercisable upon the earlier of an IPO or a change of control. On July 1, 2021, we amended the warrant to extend the exercise period, until the earlier of: (1) five business days following the day in which Israel Railways obtained the necessary Governmental Approvals (as defined below); or (2) one year from the date of amendment of the option agreement, or June 30, 2022.

On May 30, 2021, Israel Railways informed us that the board of directors of Israel Railways approved the exercise of the option. The approval by the board of directors of Israel Railways is subject to the certain governmental approvals in Israel, or the Governmental Approvals, by the Minister of Finance, the Minister of Transportation, the Budget Director in the Ministry of Finance and the Director of the Government Companies Authority. Currently, the decision of the board of directors of Israel Railways did not obtain the necessary Governmental Approvals.

The agreement may be terminated by either party by providing a 60 days prior written notice. In addition, Israel Railways may terminate the agreement with 30 days prior written notice in the event of a change of control in us.

Competition

We are still in the development stage and many of our competitors have extensive track records and relationships within the rail industry and/or the automotive industry. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. In particular, we operate in a market where most of our competitors are giant corporations such as Bosch Engineering GmbH, ALSTROM Holdings, Bombardier Transportation, Siemens Mobility GmbH, Toshiba Infrastructure Systems & Solutions Corporation and Mobileye Vision Technologies Ltd, with others such as 4Tel Pty Ltd and Cognitive Robotics LLC. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can.

Unlike some of the competitors that have used existing systems from the motor vehicle world and adjusted them to the railway environment, we develop our railway detection systems from the beginning to operate on trains. Additionally, in terms of the ability to identify hazards at far longer distances, our railway detection system functions can not only discover obstacles on the tracks but also identify these obstacles. We believe that our railway detection system’s contribution to train safety will be greater than that of existing railway detection systems by our competitors. Thus, by our estimate, the railway detection systems offered by competitors for mainline trains have relatively limited capabilities compared to the capabilities of our RV2000 system. From our own analysis, we believe that our competitors offer a shorter range-detection distance and provide a lower detection probability of obstacles than the railway detection systems we have developed.

Some of our competitors offer a shorter range-detection distance and provide a lower detection probability of obstacles. Our systems consist of electro-optic sensors using artificial intelligence for automatic identification, classification of obstacles along the tracks at distances which, to the best of our knowledge, are longer than those of the competition. Our railway detection systems also have a greater degree of accuracy and higher probability to detect obstacles, which, to the best of our knowledge, results in fewer false alerts compared to competing products.

Apart from the expected contribution of our systems to increase the safety of train operations, our railway systems are also designed to help in predictive maintenance of railway infrastructure, due to the constant monitoring of the railway tracks by its sensors. As far as we know, this function does not exist in any competing systems.

To the best of our knowledge, several competing companies are developing systems to help drivers. Some derive from the world of trains, others from the wheeled vehicle industry. These companies adapt technologies from the vehicle industry for use with trains, for long distance identification of hazards, particularly in the LRV segment. These technologies are generally based on LIDAR technology and/or radar scans with cameras, and as far as we know, have not yet been shown to be suitable for the railway environment, in terms of discovery ranges and required performance. In addition, we don’t expect our LRV system to be sold at a lower price than competitors’ prices due to our use of more advanced components than our competitors.

We differentiate our systems by focusing on their unique ability to use AI algorithms in real time to provide alerts to the driver throughout the entire drive. In our estimation, the advantages of our technology over the competition are:

●	Our railway detection system is based on passive technology that uses video images or thermal images, unlike other railway detection systems that are based on obstacle discovery using radar or lasers (which emit radiation along the railway track) in train stations, and already exist in the market for LRV and in level crossing – we do not know of any other system that reaches 2 kilometers classification.

●	In several field trials, our railway detection systems have shown an ability to identify objects at distances of up to 2,000 meters. Discovering obstacles at a long range is essential for effectively discovering obstacles since there is a long braking distances required by trains to come to a complete stop from the time the obstacle is identified.

●	Our railway detection systems, compared to LIDAR technology, are less sensitive to platform speed or rocking motions, higher resolution and are able to classify obstacles at longer distances compared to competing railway detection systems.

●	Our detection systems are based on passive technology, and are therefore not exposed to interference due to hot spots and reflection overload. Other technologies such as radar are sensitive to the presence of metallic objects (such as screws, springs and other metallic objects etc.) which are often found on or near railway tracks.

We believe the following table gives representative details of various solutions currently available on the market in the field of identifying obstacles on railway tracks. The following information is based on our beliefs, has been provided to us from publications by the various competitors listed below and has not been independently verified by us.

Manufacturer	Product & Features	Competitive Analysis	Licensing	Compete Us in
BOMBARDIER In January 2021, Alstom completed the acquisition of Bombardier Transportation	ODAS Obstacle Detection Assistance System, Based on a combination of daylight camera + radar	**Advantages:** 1. According to public information, the system was sold to customers in the market, unlike the Company's system, which has not been sold so far. Bombardier's past experience in this field which was sold to Alstom, is an advantage (the system was first introduced in 2017). 2. The competitor is a train manufacturer, including light rail, active in the field and with high technological and financial capabilities. This competitor has easier direct access to potential customers than the Company due to being an LRV vehicle manufacturer as well as the possibility of integrating the system into the vehicles it manufactures. 3. The system also includes short-range radar. **Disadvantages:** 1. The Alstom's system does not include a thermal camera, unlike the system developed by the Company, which includes a thermal camera and enables visual identification even at night. 2. As the Company understands, Alstom's system operates at shorter detection ranges than the company's system.	According to reports, Bombardier expected the system to be approved for commercial use by mid-2020. https://www.railway-technology.com/news/bombardier-introduces-light-rail-vehicle-safety-system/ The Company does not know whether the competitor's system was approved as stated. The company has not yet begun the licensing process for the LRV system.	LRV segment
TOSHIBA	Based on a high resolution daylight camera with AI capabilities	**Advantages:** 1. To the best of the Company's knowledge, the detection ranges of Toshiba's system are similar to the detection ranges of the Company's system; 2. The competitor is a train manufacturer with high technological and financial capabilities; able to integrate the system as an integral product in its systems; **Disadvantages:** 1. To the best of the Company's knowledge, the system is still under development. 2. To the best of the Company's knowledge, the competing system does not include a thermal camera, unlike the Company's system, which has a thermal camera that enables visual identification even at night.	We are not aware of a standardization process that this competitor has initiated or which is undergoing. We estimate that the licensing process of the RV200 system will begin in Switzerland after the trials are completed by SBBC.	Shunting Yard segment
4Tel	The system is based on an array of day cameras with integrated AI.	**Advantages:** 1. A local competitor in Australia in the RIO TINTO project. The competitor may have an advantage due to its being a local manufacturer in Australia. **Disadvantages:** 1. To the best of the Company's knowledge, no demo has been shown to a customer for such a specific use.	We are not aware of a standardization process that this competitor has initiated. We haven't yet begun the licensing process of the RV200 system.	Main Line segment
IAI ELTA	The system is based on radar and multispectral sensors	**Advantages:** 1. The company is a world leader in radar technology. **Disadvantages:** To the best of the Company's knowledge, the system is still under development.	The Company does not know the homologation status of the system	Main line segment

Our competitive approach is in developing a unique know-how, achieving an advantage and differentiating our railway detection system technology by incorporating advanced technological solutions. We believe that the railway detection system we are developing can provide an effective economic solution for our customers, which includes a return of the investment brought about by the railway detection system’s contribution to the train’s increased safety, the prevention of accidents and unplanned delays in train traffic, and improving the accuracy of railway operations, all of which can save railway operators extensive operating costs.

Another advantage of our railway detection system is the option, currently in development, to use the system as an aid to predictive maintenance of railway infrastructure due to the system’s continuous monitoring of the railway tracks on which it travels.

Apart from that, we engage the competitive landscape by developing new products, and to the extent that such developments are successfully completed, these products will enable us to face the competition. To provide our customers with additional added value, we are developing maintenance, predictive maintenance, Big Data and GIS services, which may be added on top of our existing system components to make our railway detection system more attractive to the customer.

Because our railway detection system regularly monitors railway infrastructures and tracks, the system can record and store visual information. Huge amounts of data are built up (Big Data) which, subject to contractual and legal restrictions, could be available to customers for purposes such as identifying possible gaps and faults in tracks and other infrastructure, and updating maps. This capability is an added value to the existing system. To the best of our knowledge, Siemens Mobility GmbH and the 4Tel Pty Ltd company also use infrastructure monitoring capabilities that are based on artificial intelligence. We have no information about the veracity of this competitor’s statement.

Government Regulation

As the autonomous train industry continues to develop, regulators, including the FRA and the ERA, may adapt existing regulations and create new ones in order to ensure the compatibility of autonomous trains and autonomous train technology with regulatory expectations, requirements relating to safety and legal liability. On March 29, 2018, for instance, the FRA issued a RFI regarding the “future of automation in the railroad industry,” which is part of a broader effort by the U.S. Department of Transportation to advance the safe deployment of autonomous technologies. We cannot anticipate what regulations will materialize from the FRA’s RFI, or from parallel inquiries underway in other countries in which we operate. Likewise, we cannot predict the limitations, restrictions and controls nor the economic consequences flowing from such regulations. Should restrictive regulations apply, they could delay the introduction of autonomous train technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits.

In addition, we are subject to a number of laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, intellectual property, competition, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We have eight registered patents and 31 pending patent applications. Failure to gain approval for the patent applications filed by us or a change in the patents granted to us, in whole or in part, and the promotion and creation of alternative technologies to our technology, may adversely affect our status and ability to sell the system developed by it.

A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

In addition, we may be exposed to claims and/or suits regarding the use of proprietary rights of third parties who received approval for the registration of a patent in respect of an application which had already been filed when we made use of such rights.

Legal proceedings

We are not currently party to any pending material legal proceedings. From time to time, we may become a party to litigation incident to the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

As of May 1, 2022, we have five senior management positions, all of whom are engaged on a full-time basis, one of whom is engaged as a service provider. In addition to our senior management, we have 51 employees and two dedicated service providers, who provide services to the Company as independent contractors, in full or part-time capacities. The majority of our employees are located in Israel.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is subject to Israeli law.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 15 Ha’Tidhar St., Ra’anana 4366517, Israel, where we currently occupy approximately 14,000 square feet. We lease our facilities and our lease ends in September 2026. At the end of the term, we have the option to extend the lease for an additional five years. Our monthly rent payment is NIS 79,000 (approximately $25,000). In 2023, the monthly rent payments will increase to NIS 82,000 (approximately $26,000), and in 2026, the monthly rent will increase to NIS 83,000 (approximately $26,000).

We consider our current space sufficient to meet our anticipated needs for the foreseeable future and believe our current space is suitable for the conduct of our business

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. Our discussion and analysis for the year ended December 31, 2019 can be found in our prospectus dated March 30, 2022, filed with the SEC on April 1, 2022 (Registration No. 333-262854).

Overview

We are a development stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, Artificial Intelligence, or AI, based, industry-leading technology specifically designed for railways, with investments from Knorr-Bremse, a world-class manufacturer of braking systems and a leading supplier of safety-critical sub-systems for rail and commercial vehicles. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

The increasing electrification and automation of railways and trains are two key factors that are driving growth in the transportation market. Autonomous trains are integrated with advanced systems to provide improved control over the train for stopping, departing and movement between train stations – for example the operators are aiming to increase the density on a given track that’s to say more trains per kilometer. From everyday passengers to train operators, there is a rising demand for safe, secure, and efficient transport systems. Additionally, various technological advancements, such as the integration of the Internet of Things, or IoT, and AI solutions into railway detection systems, are market categories expected to grow in the coming years. These technologies aid in improving the overall operational efficiency and maintaining freight operations and systems. According to Report Linker, the autonomous train technologies market was valued at USD $7.5 billion in 2020, and is expected to reach USD $10.2 billion by 2026, representing a CAGR of 5.61% for that period.

Since our founding in April 2016, we have developed unique auxiliary systems for railway safety, based on image processing technology that provide early warnings to train drivers of hazards on and around the railway track, including during severe weather and in all lighting conditions. Our unique system uses special high resolution cameras to identify objects up to 2,000 meters away, along with a computer unit that uses AI machine learning algorithms to analyze the images, identify objects on or near the tracks, and warn the train driver of the obstacle and potential danger.

Our railway detection system includes different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive. Our railway detection and classification system includes an image-processing and machine-learning algorithm that processes the data for identifying potential hazards on and around the track. These algorithms are designed to identify and classify objects such as people, animals, vehicles, bridges, junctions, signs, signals along the track, and anomalies. Our railway detection system actively classifies objects by severity to determine if an alarm should be signaled to the train driver. These data collection and classification capabilities can be extended to further use-cases such as predictive maintenance and big-data analyses.

We believe that our technology is unique and demonstrates capabilities and results that are better than existing solutions. Most of the currently available safety solutions for the railway industry focus on stationary systems in dedicated hazardous locations, such as at level track crossings and passenger train stations, among others. At these dedicated locations, different technologies are used for detecting obstacles that are on the vicinity of level crossing tracks, and usually include different cameras and radars. The problem with this type of solution is that the train is only monitored at specific points in the railroad junction, leaving the vast majority of the railway unprotected. We can see that the world started to understand the limitations of this solution and therefore we attempt to integrate a collision avoidance system on trains. We believe that our long-range real-time AI and electro-optics technologies solve this problem, as well as providing solutions to most of the challenges train operators face during transit such as collisions, derailments and other accidents caused by obstacles on tracks or poor infrastructure.

A. Operating Results

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payment), subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2021	2020

Depreciation	132	123
Share-based payment	608	1,119
Payroll and related expenses	5,586	5,065
Subcontracted work and consulting	64	82
R&D consumables	318	390
Rent and office maintenance	390	359
Travel and other expenses	110	67

Total	7,208	7,205

We expect that our research and development expenses will materially increase as we continue to develop our products and recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2021	2020

Payroll and related expenses	1,508	1,563
Share-based payment	411	1,162
Professional services	1,133	555
Travel expenses	48	26
Rent and office maintenance	130	120
Depreciation and other	86	74
Total	3,316	3,500

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Results of Operations

	December 31,	December 31,
(in thousands of USD)	2021	2020
Revenues	888	-
Cost of revenues	(657)	-
Gross profit	231	-
Research and development expenses	(7,208)	(7,205)
General and administrative expenses	(3,316)	(3,500)
Operating loss	(10,293)	(10,705)
Financial income (expenses), net	73	(2)
Net Loss	(10,220)	(10,707)

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2021 amounted to $7,208,000 representing an increase of $3,000, or 0.04%, compared to $7,205,000 for the year ended December 31, 2020. The increase was primarily attributable to an increase of $520,000 in payroll and related expenses for R&D employees related to cost-cutting measures in 2020 in response to the COVID-19 pandemic (from March to August 2020 we temporarily reduced salaries of our employees in response to the COVID-19 pandemic and we reduced headcount and sent certain employees on unpaid leave) offset by a decrease of $511,000 in share-based payments related to grants dates and vesting periods.

General and administrative expenses

Our general and administrative expenses totaled $3,316,000 for the year ended December 31, 2021, a decrease of $184,000 or 5.2%, compared to $3,500,000 for the year ended December 31, 2020. The decrease was primarily attributable to a decrease of $751,000 in share-based payments related to grants dates and vesting periods offset by an increase of $578,000 in professional services for accounting, legal, bookkeeping, transfer agents and facilities expenses related to higher costs of the above services as a public company and one-time expenses for preparing a prospectus for an IPO on the Tel Aviv Stock Exchange that did not materialize.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2021 was $10,293,000 compared to an operating loss of $10,705,000 for the year ended December 31, 2020, a decrease of $412,000 or 3.8%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized net financial income of $73,000 for the year ended December 31, 2021, compared to net financial expenses of $2,000 for the year ended December 31, 2020. The increase was primarily attributable to exchange rate differences.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2021 was $10,220,000 compared to $10,707,000 for the year ended December 31, 2020, a decrease of $487,000 or 4.5%.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2021, we have funded our operations principally with approximately $44 million (net of issuance expenses) from the issuance of ordinary shares, Preferred Shares, and warrants. As of December 31, 2021, we had approximately $1,649,000 in cash and cash equivalents. As of December 31, 2020, we had approximately $6,749,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	December 31,	December 31,
(in thousands of USD)	2021	2020

Operating activities	$(9,948)	$(7,200)

Investing activities	$(273)	$(122)

Financing activities	$5,127	$4,965

Net increase (increase) in cash and cash equivalents	$(5,094)	$(2,357)

Operating Activities

 Net cash used in operating activities of $9,948,000 during the year ended December 31, 2021 was primarily used for payment of an aggregate of approximately $7,093,000 in salaries and related personnel expenses. The remaining amount of approximately $2,855,000 was used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $7,200,000 during the year ended December 31, 2020 was primarily used for payment of an aggregate of approximately $6,710,000 in salaries and related personnel expenses. The remaining amount of $490,000 was used, $1,122,000 for professional services, travel, rent and other miscellaneous expenses offset by cash provided in an amount of $632,000 as deferred revenues.

Investing Activities

Net cash used in investing activities of $273,000 during 2021 and $122,000 during 2020, primarily reflected the purchase of fixed assets in both periods.

Financing Activities

 Net cash provided by financing activities in the year ended December 31, 2021 consisted of $5,127,000 of net proceeds from our issuance of Preferred A Shares and exercise of options to purchase ordinary shares. Net cash provided by financing activities in the year ended December 31, 2020 consisted of $4,965,000 of net proceeds from our issuance of Preferred A Shares.

On March 19, 2019, we and Knorr-Bremse entered into an agreement whereby Knorr-Bremse invested $9,941,000 (after deducting closing costs and fees) in us in consideration of an issuance of an aggregate number of 40,984 ordinary shares of the Company reflecting a price per share of $244.00 and 655,732 warrants.

According to the agreement, the consideration for the investment was transferred to us in two installments, the first was made upon closing and the second six months therefrom, on September 2019.

During March 2019, warrants to purchase 81,884 of our ordinary shares were exercised for an aggregate of $470,000.

During April 2019, warrants to purchase 303,512 of our ordinary shares were exercised for an aggregate of $1,711,000.

During May 2019, warrants to purchase 234,608 of our ordinary shares were exercised for an aggregate of $1,411,000.

On October 13, 2020, we and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, entered into an investment agreement under which we issued 51,282 Preferred A shares to Knorr-Bremse, in consideration of a total investment of $10,000,000. The investment amount was transferred to us in two equal installments, the first installment upon closing and the second installment on April 13, 2021.

In addition, pursuant to the terms of the agreement, we were granted a call option for an additional amount of $5,000,000 at the same price per share and in exchange for the same class of shares. According to an amendment signed by and among the parties the exercise period of the option was extended to be in full force and effect until March 31, 2022. On February 14, 2022, we and Knorr-Bremse signed a second amendment to the investment agreement according to which from February 14, 2022 we are entitled to exercise the option in two installments as follows: (i) to call for up to $2,000,000 out of the option amount no later than March 31, 2022; and (ii) to call for up to $2,286,000 out of the option amount no later than June 30, 2022. The aforesaid option expired on the closing of our initial public offering on April 4, 2022. On March 6, 2022, we issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share, after we called an amount of $2,000,000 out of the option amount.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary and Preferred Shares. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated significant revenues from the sale of products and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2021, our cash and cash equivalents were $1,649,000. In January 2022, we received $1,000,000 pursuant to a SAFE entered into with existing shareholders and in March 6 2022, we issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share, after we called an amount of $2,000,000 out of the option amount. On April 4, 2022, we completed our initial public offering on Nasdaq. Gross proceeds from the initial public offering were approximately $15.6 million, and approximately $14.2 million after deducting underwriting discounts and commissions and estimated offering expenses. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations for more than one year from the date that this report is issued. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2021:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases	$1,695	$367	$722	606	-

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2021 to the year ended December 31, 2020— Research and Development Expenses.”

D. Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. Further, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. See also “Item 3.D. – Risk Factors– Risks Related to Our Business and Industry – Our business is subject to risks arising from the COVID-19 pandemic which continues to impact our business.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

An appreciation of our critical accounting policies is necessary to understand our financial results. The accounting policies outlined below are considered to be critical because they can materially affect our operating results and financial condition, as these policies may require us to make difficult and subjective judgments regarding uncertainties. The accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, many of which are beyond our control, and there can be no assurance that our estimates are accurate.

The Company’s critical accounting estimate affecting the financial statements is its stock-based compensation:

Stock-based compensation

From time to time, the Company may grant options to its employees, directors and non-employees. The Company recognizes this compensation expense at its fair value.

Changes in the Company’s assumptions can materially affect the estimate of the fair value of stock-based compensation and, consequently, the related expense recognized. The assumptions used in the calculations of the fair value of stock-based payment awards is represented by best estimates which involve inherent uncertainties and the application of judgment when considering inherent uncertainties. As a result, if the Company’s assumptions change and different assumptions are used, the expense of a stock-based compensation award could be materially different in the future than what was originally planned for.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of May 13, 2022:

Name	Age	Position

Executive Officers
Shahar Hania	49	Chief Executive Officer

Ofer Naveh	50	Chief Financial Officer

Zachi Bar-Yehoshua	47	Chief Operating Officer

Ofer Grisaro	45	Vice President of Marketing and Sales

Amit Klir	52	Vice President of Research and Development

Non-Employee Directors
Shmuel Donnerstein	69	Chairman of the Board of Directors and Director

Elen Katz (1)	58	Director

Eli Yoresh (1)	51	Director

Maximilian Eichhorn	53	Director

Sebastian Riedel	43	Director

Inbal Kreiss (2)(3)(4)	55	Director

Yossi Daskal (2)(3)(4)(5)	68	Director

Oz Adler (6)	35	Director

(1)	Not standing for re-election as a director on the Company’s board of directors.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

(4)	Independent director (as defined under Nasdaq Stock Market Listing Rules)

(5)	External director (as defined under the Companies Law)

(6)	Mr. Adler is nominated by the Board to serve as an external director subject to and effective as of the approval of his nomination by the Company’s annual shareholders meeting. As of his appointment Mr. Adler will be considered an Independent director (as defined under Nasdaq Stock Market Listing Rules) and will be a member of both the audit committee and the compensation Committee.

Senior Management

Shahar Hania, Chief Executive Officer

Mr. Shahar Hania has served as our Chief Executive Officer since November 2020. Previously, Mr. Hania served as a member of our board of directors from November 2020 to March 2022, and as our Vice President of Research and Development from April 2016 to March 2021. Mr. Hania is an electro-optics expert with vast experience (since 1994) in the fields of combined electro-optics systems, detection, infrared systems and lasers. Mr. Hania held senior system engineering positions in Bird Aerosystems Ltd. From April 2012 to May 2016, and Elbit Systems Electro-Optics ELOP Ltd. From 2000 to 2012. Mr. Hania holds a B.Sc. in Physics and Electro-optics engineering from the Jerusalem College of Technology, Israel and a M.Sc. in electro-optics engineering from Ben-Gurion University, Israel.

Ofer Naveh, Chief Financial Officer

Mr. Ofer Naveh has served as our Chief Financial Officer since June 2017. Mr. Naveh brings more than 15 years of experience in accounting and financial management, at KPMG’s audit practice from December 1999 to November 2005, and in numerous financial and accounting roles at public companies traded in Israel and the United States. Mr. Naveh served as chief financial officer of Accel Solutions Group Ltd (formerly: Dolomite Holdings Ltd.), a public company organized under the laws of the State of Israel and listed on the Tel Aviv Stock Exchange, or the TASE, from 2010 through June 2017. Since March 2021, Mr. Naveh has served as an external director of Upsellon Brands Holdings Ltd (TASE: UPSL). Mr. Naveh holds a B.A. in Accounting and Business from the College of Management Academic Studies, Israel and a M.A. in Law from Bar-Ilan University, Israel. Mr. Naveh is a Certified Public Accountant in Israel.

Zachi Bar-Yehoshua, Chief Operating Officer

Mr. Zachi Bar-Yehoshua has served as our Vice president of Operations since June 2017. Mr. Bar-Yehoshua has combined managerial experience of more than 20 years, both in the high-tech sector and traditional industries in several service and operation roles. Mr. Bar-Yehoshua served as operation and customer manager at Zoko Enterprises Ltd., an infrastructure and transportation company, from June 2015 through June 2017 and as vice president of technologies services at Team-Netcom Ltd. (Malam Group), a hardware development company, from March 2011 through May 2015. Mr. Bar-Yehoshua holds a B.A. in Management and M.B.A in Business Administration from the Open University of Israel.

Ofer Grisaro, Vice President of Marketing and Sales

Mr. Ofer Grisaro has served as our Vice President of Marketing and Sales since February 1, 2021. Mr. Grisaro has more than 15 years of experience in sales, marketing and business development. Prior to joining us, between February 2019 and January 2021, Mr. Grisaro worked as a regional sales manager of NSO Technologies Ltd., a Cyber intelligence company. Prior to that, Mr. Grisaro worked as a sales director at D.S.I.T. Solutions Ltd., an underwater surveillance company, between March 2017 and February 2019. Mr. Grisaro holds B.A. degree in Management and an M.B.A. in International Marketing Pricing, both from the Ben Gurion University, Israel.

Amit Klir, Vice President of Research and Development

Mr. Amit Klir has served as our Vice President of Technology, Research and Development since March 2021. Mr. Klir has more than 25 years of experience in development and leadership of video and audio applications. Prior to joining us, Mr. Klir worked as the Head of Engineering at Continuse Biometrics Ltd., an innovative medical company, between May 2015 and March 2021. Mr. Klir holds a B.Sc. degree in Electric Engineering and Computers from the Ben Gurion University, Israel.

Non-Employee Directors

Shmuel Donnerstein, Director

Mr. Shmuel Donnerstein has served as our Chairman of the board of directors since June 2020. Since 2008, Mr. Donnerstein serves as the Chairman of the board of directors of Rav Bariach (08) Industries Ltd, a leading company in the door & locks industry in Israel for over 40 years, and also served as the CEO until 2016. Mr. Donnerstein also serves on the board of directors of Scoutam Ltd. (OTCMKTS: SCTC), Safe-Food Ltd., Rav Bariach Locking Products Ltd, Doors (08) Industries Ltd., Norieali Construction Industries Ltd. And Rav Bariach (08) Industries Ltd. Mr. Donnerstein holds a B.A. in Economics from Tel-Aviv University.

Elen Katz, Director

Mr. Elen Katz has served on our board of directors since April 2016 (except for one week between October and November 2020). Previously, Mr. Katz served as our Chairman of the board of directors and Chief Executive Officer between April 2016 and October 2020. Mr. Katz is an experienced inventor and entrepreneur in the field of mechanical and software innovation, homeland security and mobile and robotic sensors. Between 2013 and our establishment in 2016, Mr. Katz served as a director for I-Trak Ltd., a company that operates within the land security, robotic sensor and computer vision industries. In addition, Mr. Katz provided consultation services to I-Trak Ltd. With respect to several projects in the fields of homeland security, electro-optic robotics and computer vision.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board of directors since August 2017. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly with companies in the financial, technology and industrial sectors. Mr. Yoresh has served as chief financial officer since March 2010, and as a director since October 2010, at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), one of our shareholders. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. In addition, since March 2014, Mr. Yoresh has served as a director at Nano Dimension Ltd. (Nasdaq and TASE: NNDM). Mr. Yoresh’s previous directorships include Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, as the chairman of both Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015 and Gefen Biomed Investments Ltd. (TASE: GEFEN) from April 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management, Israel and an M.A. in Law from Bar-Ilan University, Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Sebastian Riedel, Director

Mr. Sebastian Riedel has served on our board of directors since May 1, 2022. Mr. Riedel has served as the Head of M&A at Knorr-Bremse AG since 2021. Mr. Riedel served as the Director of Business Development at Knorr-Bremse Rail from 2017 to 2021, and as the Strategy Manager of Knorr-Bremse AG from 2014 to 2017. Prior to his work at Knorr-Bremse, Mr. Riedel was a Manager of Corporate Finance at Hanse Corporate Finance GmbH from 2011 to 2014, and a Senior Consultant at E.ON Inhouse Consulting GmbH from 2008 to 2011. Mr. Riedel has a degree in Business Administration from the University of Cologne

Maximilian Eichhorn, Director

Mr. Maximilian Eichhorn has served on our board of directors since October 2020. Mr. Eichhorn has more than 15 years of experience in the rail industry. Mr. Eichhorn currently serves as the Vice President Digital Products and Services of Knorr-Bremse’s Rail Systems Division since November 2020. Prior to that Mr. Eichhorn worked for 20 years for Siemens and served as Vice President Mobility Operating System and ATMS Software Solutions (July 2019 to September 2020), as Senior Vice President Strategy & Business Development (May 2018 to June 2019), and as Vice President Digital Transformation (January 2018 to May 2018), at Siemens Mobility GmbH, a 100% daughter company of Siemens AG. Prior to that, from January 2015 to December 2017, Mr. Eichhorn served as the Executive General Manager at Siemens Ltd. And as the Managing Director / CEO at Siemens Rail Automation Pty. Ltd., both located in Melbourne, Australia. Since January 2022, he also serves on the board of directors of Railnova S.A., Brussels, Belgium, a minority investment of Knorr-Bremse. Mr. Eichhorn holds a Master of Science degree in Electrical Engineering from the Technical University of Vienna, Austria, and a Ph.D. degree at Business Management from the University of Gottingen, Germany.

Inbal Kreiss, Director

Mrs. Inbal Kreiss has served on our board of directors since March 2022. Mrs. Kreiss is currently the Head of Innovation at the Systems, Missiles and Space Division of the Israeli Aerospace Industries Ltd. (IAI) and Chairwoman of RAKIA, Israel’s 2nd Scientific and Technological Mission to the International Space Station. Since 2013, Mrs. Kreiss has served as Deputy Director of the Space Division at IAI, leading the development, construction, launch and operation of observation and communication satellites for both Israeli and foreign users. Prior to that, Mrs. Kreiss held various leadership positions within IAI, including chief engineer of Israel’s Arrow 2 anti-ballistic missile defense system from 2000 to 2006, and project manager of the Arrow 3 exo-atmospheric interceptor from 2007 to 2013. Mrs. Kreiss holds a B.Sc in chemical engineering from the Technion, Israeli Institute of Technology, an Executive Masters in Business Administration from Tel Aviv University, and completed a visiting research fellowship at the Aeronautics & Astronautics Department of the Massachusetts Institute of Technology (MIT).

Yossi Daskal, Director

Mr. Daskal has served on our board of directors since March 2022. Mr. Daskal serves as the President of Israel-Canada Chamber of Commerce since 2013. From 2003 to 2019, Mr. Daskal established Bombardier Israel, working as Chief Country Representative, Project Manager, Financing & Head of Sales. Prior to that, Mr. Daskal was the General Manager of Chemitron Technologies from 1999 to 2003. Since 2021, he is the chairman of the board of directors and the director of the finance committee of the Tel Aviv Museum of Art. Mr. Daskal has a Bachelors of Arts in Mediterranean and Arabic History Science and a Masters of Arts in Political Science, and is completing a PhD in Decision-Making from Haifa University.

Oz Adler, Director

Mr. Adler, CPA, has been nominated to serve as our Director by the Board on May 2022, subject to and effective as of the approval of our annual shareholders meeting. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. Mr. Adler has served as SciSparc’s chief financial officer since April 2018 and as its chief executive officer since January 2022. Prior to that, from September 2017 until March 2018, he served as the VP Finance of SciSparc. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Medigus Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Elbit Imaging Ltd. (TASE: EMITF), Clearmind Medicine Inc. (CSE: CMND) (OTC: CMNDF) (FSE:CWY), Jeffs’ Brands Ltd., Polyrizon Ltd. and Charging Robotics Ltd. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel. We believe that Mr. Adler is qualified to serve on our board of directors because of his diverse business, management, and leadership experience.

Family Relationships

There are currently no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Pursuant to our amended and restated articles of association, shareholders are entitled to appoint a director to our board of directors for each 10% of our outstanding share capital that they own and in such case the appointment will be for an undefined period. As such, Knorr-Bremse has appointed Mr. Maximilian Eichhorn and Mr. Sebastian Riedel to the board of directors, and Foresight has appointed Eli Yoresh to the board of directors. Additional board members are elected at our shareholder’s annual meetings and in such case they shall serve on the board of directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. There are no other arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2021. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.116 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2021.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 6 persons (as of December 31, 2021).	$1,080,962	nil	$589,161

As of December 31, 2021, options to purchase 826,848 ordinary shares granted to our directors and executive officers were outstanding under our Option Plan at a weighted average exercise price of $6.1393 per share. No options granted to our executive officers and directors during the year ended December 31, 2021.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

Employment Agreements and Service Agreements with Executive Officers

We have entered into written employment agreements and/or service agreements with each of our executive officers. These agreements are terminable by either party upon prior written notice ranging from 30 to 90 days. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. We contribute (usually following a trial period of three months) monthly amounts for the benefit and on behalf of all our employees located in Israel to a pension fund pursuant to Section 14 of Israel’s Severance Pay Law. Employees covered by Section 14 are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by us. Payments in accordance with Section 14 release us from any future severance liabilities in respect of those employees. We do not set aside or accrue any additional amounts to provide pension, severance, retirement or other similar benefits or expenses. Most of our executive officers do not receive benefits upon the termination of their respective employment with us, other than benefits under Section 14.

With the completion of our initial public offering, we paid a one-time IPO bonus to our Chief Executive Officer in the amount of NIS 312,000 (approximately $97,000), and granted our Chief Executive Officer options to purchase 156,081 ordinary shares (equal to 0.75% of our post-IPO share capital on a fully diluted basis), with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022. Such options will vest one-third following 12 months from the completion date of our initial public offering and the balance on a quarterly basis during the following 24 months.

In addition, with the completion of our initial public offering, we paid a one-time IPO bonus to our Chief Financial Officer in the amount of NIS 270,000 (approximately $84,000), and granted our Chief Financial Officer options to purchase 124,865 ordinary shares (equal to 0.6% of our post-IPO share capital on a fully diluted basis), with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022. Such options will vest one-third following 12 months from the completion date of our initial public offering and the balance on quarterly basis during the following 24 months.

Directors’ Service Contracts

Other than with respect to our Chairman of the board of directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his engagement with our company.

With the completion of our initial public offering, board members who are not otherwise engaged or employed by us, are each entitled to (i) an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000, and (ii) options to purchase 39,932 ordinary shares with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022. Such options will vest one-third over three years from the completion of our initial public offering. Board members may waive there right to receive the above fees or options or any part thereof, and director nominees may assign their right to remunerations to the shareholder which appointed them.

On October 21, 2020, we entered into a service agreement with Mr. Donnerstein under which he was engaged to serve as our active Chairman of the board. In consideration for his services, Mr. Donnerstein is entitled to a monthly fee of $3,000 (plus VAT) which was increased to $10,000 (plus VAT) following our initial public offering. Mr. Donnerstein was granted 556,820 options to purchase ordinary shares under our Option Plan. In addition, with the completion of our initial public offering, we paid Mr. Donnerstein a one-time IPO bonus in the amount of $50,000 (plus VAT) and granted additional options to purchase 266,216 ordinary shares, with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022. Such options will vest one-half following 12 months from the completion of our initial public offering and the balance on quarterly basis during the following 24 months.

C. Board Practices

Under our amended and restated articles of association, our board of directors must consist of at least four (4) directors and not more than thirteen (13) directors, including at least two external directors if required to be appointed under the Companies Law. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, as well as our shareholders in the event such terms deviate from our office holder compensation policy, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors and directors appointed by shareholders entitled to appoint a director for each 10% of the issued and outstanding share capital of the company that the shareholders owns, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, he or she resigns or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Directors, Senior Management and Employees—Board Practices—External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may request that the board of directors include a matter on the agenda of a general meeting to be held in the future, provided that the board determines that the matter is appropriate to be considered in a general meeting including in order to nominate a director. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration signed by the nominee declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we must have at least one director with accounting and financial expertise.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors of a public company, and a public company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law and certain limitations set forth therein, delegate its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

The board of directors oversees how management monitors a company’s compliance with its risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by a company. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Mr. Yossi Daskal and Mr. Oz Adler have agreed to serve as our external directors. Mr. Adler’s appointment to our board of directors is subject to shareholder approval.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mr. Oz Adler has accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business – accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of our Company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “Controlling Shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships, as used above, include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

In addition, under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as the exemption from limitations on directors’ compensation. We may use these exemptions in the future if we do not have a controlling shareholder.

Independent Directors Under the Companies Law

Under the Companies Law an “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director, (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications) as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Mrs. Inbal Kreiss has agreed to serve as our independent director.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, we appointed an audit committee following the closing of our initial public offering. The audit committee is comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly-traded company must be independent directors under the Companies Law.

The members of our audit committee are Mr. Yossi Daskal, and Mrs. Inbal Kreiss. Subject to shareholder approval, Mr. Oz Adler will join the audit committee.

Our audit committee will also act as a committee for review of our financial statements as required under the Companies Law, and in such capacity will oversee and monitor our accounting; financial reporting processes and controls, audits of the financial statements, compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, and the independent registered public accounting firm’s qualifications, independence and performance; and provide the board of directors with reports on the foregoing.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”);

●	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee are Mr. Yossi Daskal, who will serve as an external director, and Mrs. Inbal Kreiss, who will serve as an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Subject to shareholder approval, Mr. Oz Adler, who will serve as an external director, will join the audit committee, and will be “independent,” as such term is defined under Nasdaq Stock Market rules. The members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Our board of directors has adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Stock Market Rules (in addition to the requirements for such committee under the Companies Law).

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

The members of our compensation committee, which was formed following the completion of the initial public offering, are Mr. Yossi Daskal, and Mrs. Inbal Kreiss, each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Subject to shareholder approval, Mr. Oz Adler will join the compensation committee, and will also be “independent,” as such term is defined under the Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules. Our board of directors has adopted a compensation committee charter.

Our compensation committee reviews and recommends to our board of directors, with respect to our executive officers’ and directors’: (1) annual base compensation; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interest of the company. Our board has adopted a compensation policy.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average and median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is also responsible for:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Daniel Shapira, who has been serving as our internal auditor since May 2022. Mr. Shapira is a Certified Public Accountant and holds a B.A. degree in Economics and Accounting from Bar-Ilan University, Israel.

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. We intend to appoint an internal auditor.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. External directors are entitled to remuneration (including reimbursement of expenses) subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

There are no service contracts between us, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

On March 21, 2022, our board of directors approved our entering into a Directors and Officers Insurance Policy for a period of 12 months from completion of this IPO with a $5 million coverage, and an annual premium of $400,000.

On March 28, 2022, our board of directors approved the purchase of a run-off insurance policy for directors and officers, which will cover past events. The insurance amount is NIS 18 million (approximately US$ 5.6 million) in aggregate plus reasonable legal defense costs, with Company retention for claims in North America of NIS 90,000 (approximately US$ 28,125) and Company retention for other claims of NIS 18,000 (approximately US$ 5,600). The policy is for seven (7) years as of April 4, 2022, and cost NIS 49,140 (approximately US$ 15,260). The purchase of the run-off director and officer insurance policy requires ratification and approval of the Company’s shareholders.

Indemnification

The Companies Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli Law”).

Our amended and restated articles of association permits us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Prior to the closing of our initial public offering, we entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and the Companies Law, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Approval of the Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

We currently do not have any controlling shareholder as defined by the Companies Law. See “Major Shareholders and Related Party Transactions.”

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

We maintain one equity incentive plan (the “Option Plan”). As of May 13, 2022, the number of ordinary shares reserved for issuance under the Option Plan was 2,332,352. As of May 13, 2022, 1,223,596 options to purchase 1,223,596 ordinary shares were issued and outstanding, of which 814,015 options were vested as of that date, with an exercise price approximately $6.1393 per share. Our board may, at any time during the term of the Option Plan increase the number of shares available for grant under the Option Plan subject to any required approval of the our shareholders of such increase if so required under applicable laws and/or our incorporation documents and/or any shareholders agreement, as shall be in effect from time to time.

Our Option Plan was adopted by our board of directors on January 31, 2017, and awards may be granted under the Option Plan until January 31, 2027. Our Option Plan was last amended in March 2022. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this Option Plan.

Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this Option Plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Option Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

As a default, our Option Plan provides that upon termination of employment for any reason, other than in the event of death or disability, all unvested options will expire and all vested options will generally be exercisable for one month following such termination, if we initiate such termination, or two weeks following such termination, if an employee initiates such termination, or such other period as determined by the Option Plan administrator, subject to the terms of the Option Plan and the governing option agreement. Notwithstanding the foregoing, in the event the employment is terminated for cause (including, inter alia, a breach of confidentiality or non-compete obligations to us, and commission of an act involving moral turpitude or an act that causes harm to us) all options granted to such employee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination will generally be exercisable for six months, or such other period as determined by the Option Plan administrator, subject to the terms of the Option Plan and the governing option agreement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of May 13, 2022 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after May 13, 2022 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Rail Vision Ltd., 15 Ha’Tidhar St., Ra’anana, 4366517 Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Knorr-Bremse (1)	5,248,427	31.8%
Foresight Autonomous Holdings Ltd. (2)	2,688,432	16.7%

Directors and senior management who are not 5% holders:
Elen Katz* (3)	440,000	2.8%
Shahar Hania	448,668	2.8%
Itschak Shrem (3)	99,748	0.6%
Ofer Naveh	53,108	0.3%
Zachi Bar-Yehoshua	32,164	0.2%
Shmuel Donnerstein* (4)	312,664	1.9%
Eli Yoresh *	16,852	0.1%
Ofer Grisaro	-	-
Amit Klir	-	-
Maximilian Eichhorn*	-	-
Sebastian Riedel*	-	-
Yossi Daskal *	-	-
Inbal Kreiss *	-	-
Oz Adler**	-	-

All directors and senior management as a group (13 persons)	1,403,204	8.7%

*	Indicates director of the Company.

**	Mr. Adler is nominated by the Board to serve as an external director subject to and effective as of the approval of his nomination by the Company’s annual shareholders meeting.

(1)	Consists of (i) 5,248,427 ordinary shares and (ii) 605,151 warrants to purchase 605,151 ordinary shares. The shareholder is Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, which is a 100% subsidiary of Knorr-Bremse AG which is a German company publicly traded on the Frankfurt Stock Exchange. As of April 30, 2022, chief financial officer Mr. Frank Markus Weber has assumed additional duties of chief executive officer on an interim basis until a new chief executive officer is appointed to Knorr-Bremse AG.

(2)	Consists of (i) 2,446,152 ordinary shares, and (ii) 242,280 warrants to purchase 242,280 ordinary shares. Foresight Autonomous Holdings Ltd. is an Israeli company publicly traded on the Nasdaq. The chief executive officer of Foresight is Haim Siboni, and its address is 7 Golda Meir, Ness Ziona 7403650 Israel.

(3)	Consists of (i) 43,208 ordinary shares, held by Yaad Consulting and Management Services Ltd., a company wholly owned by Mr. Shrem, (ii) options to purchase 42,108 ordinary shares exercisable within 60 days of May 13, 2022 held by Mr. Shrem, and (iii) 14,432 ordinary shares held by Shrem Zilberman Group Ltd., a company jointly controlled by Mr. Shrem and another individual. Mr. Shrem is not standing for re-election as a director on our Board of Directors, and accordingly his tenure as members of our Board of Directors will terminate automatically on May 31, 2022.

(4)	Consists of (i) 34,232 ordinary shares, and (ii) 278,432 options vested.

Record Holders

As of May 9, 2022, there were 111 holders of record of our ordinary shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons, except that that Knorr-Bremse beneficially owns 31.8%, and Foresight beneficially owns 16.7% of our outstanding ordinary shares as of the date of this Annual Report. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2019.

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

Options

Since our inception we have granted options to purchase our ordinary shares to certain of our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our Option Plan under “Management—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for one month following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

Registration Rights

We are a party to an amended and restated investors rights agreement, dated as of October 13, 2020, or Investors Rights Agreement, with our founders, or the Founders, and two of our major shareholders, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, a company incorporated under the laws of Germany, or KB, and Foresight Autonomous Holdings Ltd., or Foresight, and, together with KB and the Founders, the Right Holders. Pursuant to the Investors Rights Agreement, the Right Holders are entitled to certain registration rights following the closing of our initial public offering.

Knorr-Bremse

On March 18, 2019 we entered into an investment agreement, or the March 2019 Investment Agreement, with Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, according to which, we issued to Knorr-Bremse an aggregate amount of 40,984 ordinary shares, at a price of $244 per share.

In addition, as part of the March 2019 Investment Agreement, we also granted Knorr-Bremse warrants to purchase 14,903 ordinary shares with an exercise price of $244, which can be exercised in the event of the exercise of certain warrants held by our other shareholders. Warrants to purchase 3,007 ordinary shares have been exercised in consideration of approximately $734,000. All the remaining warrants expired.

On October 13, 2020, we entered into an additional investment agreement with Knorr-Bremse, or the Additional Investment Agreement, which was amended on December 2, 2021, pursuant to which we issued to Knorr-Bremse 51,282 Preferred A shares at a price of $195 per share.

Pursuant to the Additional Investment Agreement, Knorr-Bremse agreed that in the event that we do not complete additional capital raising in the amount of at least $3 million by September 30, 2021, we had an option during the period from October 1, 2021 to March 31, 2022, to demand that Knorr-Bremse invest in us an additional amount of $5 million in consideration for the allotment of 25,641 Preferred A shares, at a price of $195 per share, subject to certain limitations. On February 14, 2022, we and Knorr-Bremse signed a second amendment to the Additional Investment Agreement according to which from February 14, 2022 we are entitled to exercise the option in two installments as follows: (i) to call for up to $2,000,000 out of the option amount no later than March 31, 2022; and (ii) to call for up to $2,286,000 out of the option amount no later than June 30, 2022. The aforesaid option expired on the closing of our initial public offering on April 4, 2022.

On March 6, 2022, we issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share, after we called an amount of $2,000,000 out of the option amount.

In June 2021, we reached a co-operation and business development agreement with Knorr-Bremse India Pvt. Ltd., in which Knorr-Bremse India Pvt. Ltd. provided a joint proposal to a tender published by the Ministry of Railways of the Government of India for obstacle detection systems for trains in the RV2000 system market segment. As part of the joint bid Knorr-Bremse India Pvt. Ltd. provided a guarantee of $27,000 to secure our proposal. On January 10, 2022, Knorr-Bremse informed us they did not receive the tender. However, the parties intend to collaborate on future projects. See “Business – Commercial Agreements” for additional commercial agreements.

SAFE

In January 2022, we entered into a SAFE with two of our current shareholders providing for financing in the aggregate amount of $1,000,000 (KB in the amount of $714,286 and Foresight in the amount of $285,714) which was subsequently amended in March 2022. Upon our initial public offering on April 4, 2022, the SAFE converted into an aggregate of 242,131 ordinary shares and warrants to purchase 242,131 ordinary shares. The warrants issued have the same terms as the warrants issued in our initial public offering except that such warrants shall be unregistered and shall not be tradeable.

Certain Relationships

From time to time, we do business with other companies affiliated with our principal shareholders, as described above. We believe that all such arrangements have been entered into in the ordinary course of business.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. However, we may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and will provide that dividend distributions may be determined by our board of directors. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Pursuant to the Companies Law, the distribution of dividends is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, we may only distribute dividends with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On March 31, 2022, our ordinary shares and warrants commenced trading on the Nasdaq Capital Market under the symbols “RVSN,” and “RVSNW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares and warrants, which we collectively refer to as securities, and the ordinary shares issued or issuable upon the exercise of such warrants. This summary deals only with our securities held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our securities as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our securities in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income). As used herein, the term “United States Holder” means a beneficial owner of our securities that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Internal Revenue Code, or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our securities, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our securities should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of our securities.

This discussion addresses only United States Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and foreign tax consequences of the purchase, ownership, and disposition of our securities.

Taxation of Dividends Paid on Securities

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “Qualified Dividend Income” below, a United States Holder, other than certain United States Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the securities (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the United States Holder’s tax basis for the securities to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, United States Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Foreign withholding tax (if any) paid on dividends on our securities at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our securities generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the securities allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our securities are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, securities generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as our securities are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our securities. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Taxation of the Sale, Exchange, or other Disposition of Securities

Subject to the discussion below under “— Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our securities equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those securities. If any Israeli tax is imposed on the sale, exchange or other disposition of our securities, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held securities for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s initial tax basis in securities generally will equal the cost of such securities. Because gain for the sale or other taxable disposition of our securities will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances and their ability to apply the provisions of an applicable treaty.

Passive Foreign Investment Companies

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of company’s goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on the projected composition of our income and valuation of our assets, we believe we may have been a PFIC during 2021, and although we have not determined whether we will be a PFIC in 2022, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our securities and the future price, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC for 2021, in the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our securities. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our securities, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds our securities, unless the United States Holder makes one of the elections described below, any gain recognized by the United States Holder on a sale or other disposition of our securities would be allocated pro-rata over the United States Holder’s holding period for the securities. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our securities exceeds 125% of the average of the annual distributions on the securities received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our securities if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the securities. In addition, a timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders are strongly urged to consult their tax advisors about the potential application of the PFIC rules to an investment in the securities.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of our securities may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our securities paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our securities are expected to constitute foreign financial assets subject to these requirements unless the securities are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2021 by approximately 4.1% and 8.2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. However, we believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements for the twelve months following the date of this Annual Report on Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Oz Adler, subject to shareholder approval, will be a member of our audit committee and the audit committee financial expert, as defined under the rules under the Exchange Act., and. is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules. The current members of our audit committee are Mr. Yossi Daskal, and Mrs. Inbal Kreiss, each of which our board of directors has determined is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at www.railvision.io. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended December 31, 2020, and 2021.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2021, and 2020:

	Year Ended December 31,
	2021	2020
(USD in thousands)
Audit fees (1)	120	255
Audit-related fees (2)	-	71
Tax fees (3)	6	-
All other fees	-	-

Total	126	326

(1) Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2) Audit-related fees consist of services in connection with our initial public offering.

(3) Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares and warrants on the Nasdaq Capital Market, we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of two or more shareholders holding at least 50% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Our amended and restated articles of association provides that with the exception of directors elected by our board of directors and external directors, which will be elected by an annual or special meeting of our shareholders and shall hold office until the next annual meeting following one year from his or her election, or three (3) years period in case of external director, shareholders are entitled to appoint a director to the Company’s board of directors for each 10% of the Company’s outstanding share capital that they own and such appointment shall be for undefined period. Additional board members are elected at our shareholder’s annual meetings and in such case they shall serve on the board of directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. The nominations for directors are made in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association does not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Directors, Senior Management and Employees—Board Practices—External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an ‘‘external director’’ under the Companies Law without qualifying as an ‘‘independent director’’ under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. Our board of directors has determined that Mr. Yossi Daskal, Oz Adler, and Mrs. Inbal Kreiss are “independent” for purposes of the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Form of Underwriting Agreement by and among Rail Vision Ltd. and the underwriter (included as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022 and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.2	Form of Warrant (included as Exhibit 4.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

3.1	Amended and Restated Articles of Association of the Company, as currently in effect (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022 and incorporated herein by reference).

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.3	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.4#	Rail Vision Ltd. Amended Share Option Plan (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

4.5#	Compensation Policy (included as Exhibit 10.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.6	Amended and Restated Investors’ Rights Agreement between the Company, Knorr-Bremse and Foresight, dated October 13, 2020 (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

4.7	Amended and Restated Cooperation Agreement, dated January 19, 2020, by and between Rail Vision Ltd. and Israel Railways (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

4.8	Framework agreement between the Company and Knorr-Bremse Rail Systems Schweiz AG, dated August 2020 (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.9	Investment Agreement between the Company and Knorr-Bremse, dated October 13, 2020 (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.10	Strategic Partnership Agreement by and between the Company and Knorr-Bremse, dated August 19, 2021 (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

101	The following financial information from Rail Vision Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

RAIL VISION LTD.

Date: May 16, 2022	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

RAIL VISION LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RAIL VISION LTD.

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2021 and 2020 and the related statements of comprehensive loss, change in temporary equity and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 16, 2022

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets

(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2021	2020

ASSETS

Current assets
Cash and cash equivalents		$1,649	$6,749
Restricted cash		200	194
Trade accounts receivable	6D	87	-
Deferred expenses	8D (1)	-	196
Other current assets	3	472	173
Total current assets		2,408	7,312

Operating lease - right of use asset	13	1,433	1,217
Fixed assets, net	4	570	443
		2,003	1,660
TOTAL ASSETS		4,411	8,972

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		139	51
Current operating lease liability	13	299	485
Other accounts payable	5	1,114	1,654
Total current liabilities		1,552	2,190

Non-current operating lease liability	13	1,221	910
TOTAL LIABILITIES		2,773	3,100
Temporary equity
Preferred A shares, NIS 0.01 par value; Authorized 100,000 shares; Issued and outstanding: 51,282 shares as of December 31, 2021 and 2020; Aggregate liquidation preference of $10,000 and $5,000 as of December 31, 2021 and 2020	7	9,965	4,965

Shareholders’ equity
Ordinary shares, NIS 0.01 par value; Authorized 99,900,000 shares; Issued and outstanding: 9,157,324 and 9,136,600 shares	8	25	25
Additional paid in capital	8	35,987	35,001
Accumulated deficit		(44,339)	(34,119)
Total shareholders’ equity (deficit)		(8,327)	907
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY		4,411	8,972

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019

Revenues – Related Parties		$888	$--	$--
Cost of revenues		(657)	--	--

Gross profit		231	--	--

Research and development expenses, net	9	(7,208)	(7,205)	(7,156)

General and administrative expenses	10	(3,316)	(3,500)	(2,890)

Operating loss		(10,293)	(10,705)	(10,046)

Financial income (expenses), net		73	(2)	14

Net loss		(10,220)	(10,707)	(10,032)

Basic and diluted loss per ordinary share		$(1.12)	$(1.17)	$(1.25)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share		9,148,143	9,136,600	8,038,140

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Changes in Temporary Equity and Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares
	Number of shares	USD	Number of shares	USD	Additional paid in capital	Accumulated Deficit	Total shareholders’ equity (deficit)

BALANCE AS OF DECEMBER 31, 2018	--	--	6,137,340	17	18,290	(13,380)	4,927

CHANGES DURING 2019:
Issuance of ordinary shares and warrants	--	--	1,803,296	5	9,936	--	9,941
Issuance of ordinary shares from exercise of warrants	--	--	1,195,964	3	3,469	--	3,472
Share-based payment	--	--	--	--	1,357	--	1,357
Net loss	--	--	--	--	--	(10,032)	(10,032)

BALANCE AS OF DECEMBER 31, 2019	--	--	9,136,600	25	33,052	(23,412)	9,665

CHANGES DURING 2020:
Issuance of convertible preferred shares, net of issuance expenses	51,282	4,965	--	--	--	--	--
Share-based payment	--	--	--	--	1,949	--	1,949
Net loss	--	--	--	--	--	(10,707)	(10,707)

BALANCE AS OF DECEMBER 31, 2020	51,282	4,965	9,136,600	25	35,001	(34,119)	907

CHANGES DURING 2021:
Issuance of convertible preferred shares	--	5,000	--	--	--	--	--
Issuance of shares as a result of exercise of options	--	--	20,724	(*)	127	--	127
Share-based payment	--	--	--	--	859	--	859
Net loss	--	--	--	--	--	(10,220)	(10,220)
BALANCE AS OF DECEMBER 31, 2021	51,282	9,965	9,157,324	25	35,987	(44,339)	(8,327)

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020	2019

Cash flows from operating activities
Net loss	$(10,220)	$(10,707)	$(10,032)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	142	190	183
Share-based payment	1,055	2,281	1,357
Change in operating lease liability	(91)	134	122

Changes in operating assets and liabilities:

Decrease (increase) in other current assets	(381)	15	(6)
Increase (decrease) in trade accounts payable	87	(86)	36
Increase (decrease) in other accounts payable	(540)	973	136

Net cash used in operating activities	(9,948)	(7,200)	(8,204)

Cash flows from investing activities
Purchase of fixed assets	(273)	(122)	(152)

Net cash used in investing activities	(273)	(122)	(152)

Cash flows from financing activities:
Issuance of preferred A shares, net of issuance expenses	5,000	4,965	--
Proceeds from exercise of options	127	--	--
Issuance of ordinary shares and warrants, net of issuance expenses	--	--	9,941
Proceeds from exercise of warrants, net of issuance expenses	--	--	3,472

Net cash provided by financing activities	5,127	4,965	13,413

Increase (Decrease) in cash, cash equivalents and restricted cash	(5,094)	(2,357)	5,057
Cash, cash equivalents and restricted cash at the beginning of the period	6,943	9,300	4,243

Cash, cash equivalents and restricted cash at the end of the period	1,849	6,943	9,300

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$1,649	$6,749	$9,120
Restricted cash	200	194	180
Total cash, cash equivalents and restricted cash	1,849	6,943	9,300

	Year ended December 31,
	2021	2020
Non Cash Activities:
Increase in deferred expenses against additional paid in capital (see note 6A)	--	--	303
Obtaining a right-of-use asset in exchange for a lease liability	458	35	1,768

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Rail Vision Ltd. (the “Company”) was incorporated on April 18, 2016 in Israel. The Company is a development-stage technology company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency, and predictive maintenance. The Company’s railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive. The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively (see Note 14D below).

The Company’s activities are subject to significant risks and uncertainties, has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

B.	GOING CONCERN:

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

As detailed in Note 14D below, on April 4, 2022, the Company completed an initial public offering (“IPO”) on Nasdaq. Gross proceeds for the offering were approximately $15.6 million, and approximately $14.2 million after deducting underwriting discounts and commissions and estimated offering expenses. As of May 12, 2022, the Company’s cash and cash equivalents were approximately $14.3 million.

Management expects that its cash and cash equivalents will be sufficient for more than one year from the date that the financial statements are issued.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“US GAAP”).

B.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

C.	Issuance of bonus shares:

On February 13, 2022, the Company effected a bonus shares issuances under Israeli law to reflect the effect of 44-for-1 forward share split of the Company’s ordinary shares. Accordingly, (i) for each one share of outstanding ordinary shares, 43 additional ordinary shares were issued and distributed to the holder thereof; (ii) the number of shares of ordinary shares issuable upon the exercise of each outstanding convertible preferred shares, warrant and option was proportionately increased by 43 additional ordinary shares; (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately adjusted; (iv) the authorized number of ordinary shares was increased in order to reflect such issuance of bonus shares; and (v) the par value of ordinary shares was not adjusted as result of this issuance of bonus shares. All the share numbers, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the issuance of the bonus shares.

D.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars.

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of comprehensive loss as financial income or expenses, as appropriate.

E.	Cash and cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired and that are readily convertible to known amounts of cash and subject to an insignificant risk. Restricted cash consists of deposits pledged to a bank that provided guarantee in connection with an operating lease.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable, accrued expenses and employees and related expenses, which are recorded in other accounts payable, approximate their fair value due to the short-term maturity of these instruments.

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

G.	Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Office furniture and equipment	7-15
Computer software and electronic equipment	33
Laboratory equipment	7-15
Leasehold improvements	Over the shorter of the lease term (including the option) or useful life

H.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2021 and 2020, no impairment losses were recognized.

I.	Accrued post-employment benefit:

Under Israeli employment laws, employees of the Company are covered under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to receive monthly deposits (payments) made by the Company on their behalf with insurance companies.

Payments in accordance with Section 14 release the Company from any future severance payments (under the Israeli Severance Compensation Act, 1963) with respect of those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the Company’s balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. In certain contracts that include customer substantive acceptance criteria, revenue is not recognized until we can objectively conclude that the product or service meets the agreed-upon specifications in the contract.

Deferred revenue represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met.

The current portion of deferred revenue represents the amount to be recognized within one year from the balance sheet date based on the estimated performance period of the underlying performance obligation. As of December 31, 2021 and 2020, the Company’s deferred revenue balance is $87 and $634, respectively, see Note 5 below.

K.	Share-based payment:

The Company applies ASC 718-10, “Share-Based Payment,” (“ASC 718-10”) which requires the measurement and recognition of compensation expenses for all share-based payment awards granted to employees, directors and non-employees including share options granted under the Company’s incentive share option plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of share-based payment awards on the date of grant. The portion of the grant-date fair value of the share-based payment award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of comprehensive loss.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Share-based payment: (Cont.)

The Company estimates the fair value of share options granted as share-based payment awards using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is estimated based on volatility of similar companies in the technology sector. The expected option term is calculated for options granted to employees and directors using the “simplified” method, and grants to non-employees are based on the contractual term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The risk-free interest rate is based on the yield from Israel Treasury zero-coupon bonds with an equivalent term. Changes in the determination of each of the inputs can affect the fair value of the share options granted and the results of operations of the Company.

L.	Leases:

On January 1, 2019, the Company early adopted ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements as of such date. The Company leases office space and vehicles under operating leases.

Operating leases are included in operating lease right of use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term.  Because rate implicit in the Company’s leases are not readily determinable, the Company’s incremental borrowing rate is used in determining the present value of lease payments. The operating lease ROU asset excludes lease incentives. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. Operating lease expense for is recognized on a straight-line basis over the lease term, variable payments are expensed in the periods incurred.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from leases with initial terms of 12 months or less. Instead, the Company continue to record such lease expenses on a straight-line basis over the lease term in the statements of comprehensive loss.

M.	Research and development expenses, net:

Research and development expenses, net, are charged to the statements of comprehensive loss as incurred.

N.	Basic and diluted net loss per ordinary share:

Basic loss per ordinary share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding plus the number of additional ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued, using the treasury stock method. Potentially dilutive ordinary shares were excluded from the diluted loss per share calculation because they were anti-dilutive.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Recent Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”) which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company does not expect ASU 2019-12 to have a material effect on the Company’s current balance sheet, statement of comprehensive income or financial statement disclosures.

In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832)”, in which requires annual disclosures that increase the transparency of transactions involving government grants, including: (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this guidance does not have a material impact on the Company’s financial results of operations, financial position or cash flows.

NOTE 3 - OTHER CURRENT ASSETS

Composition:

	December 31,
	2021	2020

Government institutions	$100	$128
Deposits at the Chamber of Commerce	54	--
Deferred offering expenses	56	--
Deferred expenses	197	--
Prepaid expenses	13	9
Other	52	36
	472	173

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2021	2020
Cost:

Computers and software	$754	$565
Laboratory equipment	196	181
Furniture and office equipment	177	114
Leasehold improvement	136	134
	1,263	994
Accumulated depreciation:

Computers and software	$535	$456
Laboratory equipment	55	34
Furniture and office equipment	57	28
Leasehold improvement	46	33
	693	551

Carrying amount	570	443

Depreciation expenses for the years ended December 31, 2021, and 2020 were $142 and $190, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 5 - OTHER ACCOUNTS PAYABLE

	December 31,
	2021	2020

Employees and related expenses	$828	$713
Accrued expenses	199	307
Deferred revenues (*)	87	634
	1,114	1,654

(*)	See also Notes 6D, 6E and 6H below.

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Collaboration Agreement with Israel Railways Ltd. (“Israel Railways”):

In August 2016, the Company and Israel Railways entered into an agreement for cooperation between the parties, which was further amended on January 19, 2020, and on July 1, 2021 (the “Railway Agreement”). Under the Railway Agreement, the Company undertook to fulfill certain functions for the development, marketing, distribution and sale of the systems, and Israel Railways undertook to provide the Company with services and the means to perform tests and experiments, mainly in the form of logistics and manpower, and to provide the Company with information on certain data that will be provided at the discretion of Israel Railways.

Pursuant to the Railway Agreement, the Company agreed to pay Israel Railways the following:

-	During the period from August 3, 2016 until the earliest of (a) a period of 5 years from the date of the first commercial sale or (b) the date of an IPO or (c) a change of control (as defined in the Railway Agreement), royalties in the amount of 2.75% of the Company’s net sales.

-	During the period from August 3, 2016 until the earliest of: (a) the date of an IPO, (b) a change of control (as defined in the Railways Agreement), a total of 1.5% of the total proceeds from an IPO or consideration, received by the Company or its shareholders, as a result of change of control (as defined in the Railway Agreement).

As of December 31, 2021, and 2020, the Company has no liability in respect of such royalties.

Regarding completion of IPO subsequent to December 31, 2021, see Note 14C.

The Railway Agreement further provides that Israel Railways will be entitled to purchase the Company’s products and services at a price equal to half the lowest price charged by the Company for those products and services to an unrelated third party.

In addition, as part of the Railway Agreement and in consideration for services provided to the Company by Israel Railways, the Company granted Israel Railways an option to purchase 195,448 of the Company’s ordinary shares at their par value (see also Note 8D(1)).

The Railway Agreement may be terminated by either party, with 60 days’ prior written notice. Also, in the event of a change of control in the Company, Israel Railways may terminate the Railway Agreement with 30 days’ prior written notice.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

B.	Memorandum of Understanding with Israel Railways

On August 12, 2021, the Company signed a non-binding Memorandum of Understanding (“MOU”) with Israel Railways which summarizes the general terms and conditions to be included in a detailed commercial agreement between the parties.

According to the MOU, the Company and Israel Railways will conduct negotiations in good faith, with a view to entering into the commercial agreement as soon as possible before May 31, 2022. During the negotiations, Israel Railways has started conducting technical tests and analysis of the Company’s Main Line system on a locomotive of Israel Railways.

According to the MOU, the parties intend, subject, inter alia, to meeting the success criteria set by the parties (including obtaining approvals from the Ministry of Transportation and the locomotive manufacturers where the Main Line system will be installed), that Israel Railways will purchase between 6 to 10 of the Company’s Main Line systems within one year of signing the MOU (and additional Main Line systems if necessary).

C.	Service Agreement with a Consultant:

In December 2020, the Company entered into a service agreement with a consultant (the “Consultant”) according to which the Consultant will lead, control and consult with the Company’s management in its negotiations with Israel Railways relating the Homologation Process (as defined below) and the commercial sales of any of the Company’s systems to Israel Railways.

The “Homologation Process” shall include defining and receiving all the required written licenses, consents and approvals, both in Israel and abroad, for installing the Company’s systems on Israel Railways locomotives for operational use.

If a written consent from the authorized representatives of Israel Railways to enter into a Homologation Process with the Company and, subject to its successful completion, to enter into negotiations regarding the purchase of the Company’s systems by Israel Railways (the “Triggering Event”) was received by the Company, then:

-	Subject to satisfactory completion of the Homologation Process no later than 12 months as of the Triggering Event, the Company shall pay the Consultant a onetime bonus payment of NIS 150,000, plus VAT (approximately $47).

-	Subject to satisfactory completion of commercial sales of the Company’s systems, no later than 18 months as of the Triggering Event, the Company shall pay the Consultant a onetime bonus payment of NIS 350,000, plus VAT (approximately $109).

In addition, the signing of the MOU mentioned in Note 6B above constitutes the occurrence of the Triggering Event as defined above, and, accordingly, on December 20, 2021, the Company granted options to the Consultant for the purchase of 25,080 of the Company’s ordinary shares at an exercise price of $6.1393 per share. The Consultant will be eligible to exercise the options upon completion of both the Homologation Process and the sale process for a period of 24 months from the date of their grant.

In return for his services, in addition to the onetime bonus payment, the Company agreed to pay the Consultant a monthly remuneration in the amount of approximately $3, plus VAT.

The service agreement is in effect from November 1, 2020, until the completion of the services determined in the agreement, as detailed above. Either party may terminate the agreement with 30 days’ notice. On July 29, 2021, the Company sent a termination notice to the Consultant and accordingly the service agreement was terminated on August 29, 2021.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

D.	Memorandum of Understanding between the Company and Knorr-Bremse:

On September 17, 2020, a non-binding Memorandum of Understanding was signed between the Company and Knorr-Bremse (the “Memorandum of Understanding”) regarding cooperation between the parties with respect to Light Rail Vehicle (“LRV”) systems.

In the Memorandum of Understanding, the Company undertook to make further adjustments and/or development to its LRV system, if required by Knorr-Bremse and agreed by the Company. Knorr-Bremse undertook to indemnify the Company for any costs of such adjustments and developments, subject to prior approval by Knorr-Bremse.

In the Memorandum of Understanding, it was agreed that the parties will negotiate a detailed cooperation agreement in good faith, in which they will determine, among other things, the terms of sale of the LRV system by the Company to Knorr-Bremse.

The Memorandum of Understanding has expired in September 2021. Following the signing of the Memorandum of Understanding, in December 2020, Knorr-Bremse placed a purchase order to the Company for the development and sale of two prototypes of the LRV system according to specifications required by Knorr-Bremse (the “Purchase Order””). In return for the development and sale of the two prototypes, Knorr-Bremse will pay the Company a total of approximately EUR 397 thousand (approximately $471). During December 2020, Knorr-Bremse paid to the Company in advance according to the terms of the Purchase Order, EUR 320 thousand (approximately $384). As of December 31, 2020, the advance payment received were recorded as deferred revenues in other accounts payable (see Note 5).

As of December 31, 2021, the Company completed its commitment according to the Purchase Order for the development and sale of the two prototypes of the LRV system to Knorr-Bremse. Accordingly, the Company recognized revenues in 2021 from the development and sale of the two prototypes of LRV system in a total amount of approximately $471. As of December 31, 2021, a balance of EUR 77 thousand (approximately $87) was included in Trade accounts receivable in respect of this project, which was paid by Knorr-Bremse on January 6, 2022.

E.	Framework agreement with Knorr-Bremse Rail Systems Schweiz AG (“KBCH”):

In August 2020, the Company entered into a framework agreement (the “Framework Agreement”) with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of the Company’s shunting yard system to Schweizerische Bundes BahnenCargo (“SBBC”), a freight train company in Switzerland.

Under the Framework Agreement, the Company will sell to KBCH one prototype of the shunting yard system which will be installed on a shunting locomotive in the SBBC shunting yard, for the purpose of examining the operational performance of the prototype of the shunting yard system (the “Operational Function Test”). The Company undertook to include in the prototype certain features as required by SBBC and to be responsible for proper functioning of the prototype for a period of one year following its installation.

The prototype was delivered by the Company in October 2020 and installed on a shunting locomotive in the SBBC shunting yard. According to the Framework Agreement, at the end of three months from the beginning of the Operational Function Test, which has begun in the second quarter of 2021, and after receiving appropriate regulatory approvals, representatives of the three parties will meet to evaluate test results and performance of the prototype.

In consideration for the prototype delivered for the Operational Function Test, KBCH paid the Company the amount of approximately EUR 244 thousand (approximately $292). In addition, in order to support the Operational Function Test, the Company undertook to provide various professionals, as needed, in exchange for payment at the maximum rates and amounts determined in the Framework Agreement.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

E.	Framework agreement with Knorr-Bremse Rail Systems Schweiz AG (“KBCH”): (Cont.)

In addition, the Framework Agreement determines a division between the Company and KBCH regarding additional support actions for SBBC, as needed, in the Operational Function Test procedure.

As of December 31, 2020, the payment received from KBCH has not yet been recognized in the Company’s statements of comprehensive loss and were recorded as deferred revenues in other accounts payable (less specific costs attributed to the above project) in the amount of approximately $218 thousand.

As the sale of the prototype of shunting yard system and the provision of the services described above were identified by the Company as a single performance obligation, during 2021, the Company recognized revenues from the sale of the prototype and the related services in the total amount of approximately $417.

F.	Strategic partnership agreement between the Company and Knnor-Bremse

On August 19, 2021, the Company entered into a strategic partnership agreement which summarizes the understandings for strategic cooperation between the parties.

The agreement was approved by the Company’s Board of Directors on August 25, 2021 and by the Company’s shareholders in a general meeting held on August 26, 2021.

G.	Agreement for supplying equipment and services with Hitachi Rail STS Australian Pty Ltd. (“STS”)

In April 2021, the Company entered into an agreement to supply equipment, personnel and services to STS, which enables STS, as the main supplier, to supply to an Australian railway company, Rio Tinto Railway Network, a prototype of the Company’s Main Line system, for demonstrations and examining the operational activity of the Main Line system (the “Long-Term Pilot”) for a total consideration of approximately $265 and an option for additional payments of up to $133, subject to ordering additional services during the term of the agreement. In May 2022, the Long-Term Pilot has been started for a period of at least 3 months.

As of December 31, 2021, the above transaction price has not yet been recognized in the Company’s statements of comprehensive loss. In addition, the Company recorded an amount of approximately $145 as deferred expenses. Subsequent to December 31, 2021, STS paid the Company a first payment of approximately $91.

H.	On September 2021, the Company received a Purchase Order (“PO”) from a customer in the US (the “Customer”) for a Proof of Concept (“POC”) of a new module regarding a detection system which will focus on railway infrastructure inspection. This new module will be based on the Company’s sensors and algorithmic capabilities, utilizing cloud computing to handle data collections and measurements. On October 2021, the Customer paid the Company a total amount of $88 as an advance payment according to the PO. As of December 31, 2021, the advance payment received has not yet been recognized in the Company's statements of comprehensive loss and were recorded as of December 31, 2021, as deferred revenues in other accounts payable. Subsequent to December 31, 2021, the Company completed the POC and received an additional amount of approximately $131 from the Customer.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - CONVERTIBLE PREFERRED SHARES

  Issuance of Preferred A Shares

On October 13, 2020, the Company and Knorr-Bremse entered into an investment agreement under which the Company issued 51,282 Preferred A shares to Knorr-Bremse, in exchange for a total investment of $10,000. The Company received $5,000 (gross) on October 13, 2020 and $5,000 (gross) on April 13, 2021. As of December 31, 2020 and 2021 the net proceeds, after deducting closing costs and fees, amounted to $4,965 and $9,965, respectively.

In addition, the Company was given, under the investment agreement, an option to demand Knorr-Bremse to invest an additional amount of $ 5,000 at the same price per share (the “Call Option”), provided the existence of circumstances as detailed in the investment agreement. The Call Option was accounted as a derivative and valued at zero. On December 2, 2021, the Company and Knorr-Bremse signed an amendment to the investment agreement, regarding the expiration date of the Call Option, which was extended from December 31, 2021 to March 31, 2022. See also Note 14B.

Preferred A shares are entitled to all the rights of the Company’s ordinary shares and additional rights as follows:

(1)	Liquidation preference: Holders of Preferred A shares are entitled to priority, in respect of their Preferred A shares, in the distribution of the proceeds of a liquidation or deemed liquidation event over the Company’s ordinary shareholders. The priority of Preferred A shareholders is in the amount of the return on their investment (the “Priority Amount”). The priority in the distribution to holders of Preferred A shares is on a non-participating liquidation preference basis, such that holders of Preferred A shares receive the priority amount in distribution or the amount of in the distribution on a pro rata basis (an ordinary distribution without priority in the distribution), whichever is higher.

(2)	Listing rights: Holders of Preferred A shares are entitled under a shareholders’ rights agreement to certain listing rights in the event of an issue in which not all the Company’s ordinary shares are listed for trading and/or in the case of a combination of a sale offer on the listing date.

Holders of Preferred A shares are entitled, at their option, to convert the Preferred A shares at any time into the Company’s ordinary shares in a 1:44 ratio. In addition, prior to the listing of the Company’s ordinary shares as part of an IPO, all Preferred A shares will be immediately converted into the Company’s ordinary shares in a 1:44 ratio, and, accordingly, all rights stated are revoked upon their conversion into the Company’s ordinary shares.

As of December 31, 2021 and 2020, the Company did not adjust the carrying values of the Preferred A shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY

A.	The rights of ordinary shares are as follows:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of ordinary shares and warrants:

(1)	In August and November 2016, the Company raised gross proceeds of $2,000 (gross) through private placements of its ordinary shares. The Company issued an aggregate of 1,465,992 ordinary shares at a price of $1.36 per share and warrants to purchase 3,135,572 ordinary shares. The warrants consist of: (i) Series A Warrants to purchase 1,465,992 ordinary shares exercisable within 18 months, at an exercise price per share of $4.3, (ii) Series B Warrants to purchase 1,465,992 ordinary shares exercisable within 30 months, at an exercise price per share of $6.14, and (iii) Series C Warrants to purchase 203,588 ordinary shares exercisable within 24 months, at an exercise price per share of $4.91. The net proceeds, after deducting closing costs and fees, amounted to $1,960.

From January 10, 2018 through May 2, 2018, Series A Warrants were exercised into 990,088 ordinary shares at an exercise price per share of $4.3 for an aggregate of $4,255 (gross), Series A Warrants to purchase 12,848 ordinary shares expired on May 2, 2018 and with respect to the remaining Series A Warrants to purchase 463,056 ordinary shares that were not exercised, the Company agreed with the holder of those warrants to extend the expiration date until August 3, 2018.

On July 11, 2018, the remaining Series A Warrants to purchase 463,056 ordinary shares for an aggregate of $1,990 (gross) were exercised.

During November 2018, Series C Warrants were exercised into 185,856 ordinary shares at an exercise price per share of $4.91 for an aggregate of $913 (gross) and the remaining Series C Warrants to purchase 17,732 ordinary shares expired on November 2, 2018.

(2)	In September and October 2017, the Company raised gross proceeds $5,843 through private placements of its ordinary shares. The Company issued an aggregate of 951,676 ordinary shares at a price of $6.14 per share and warrants to purchase 951,676 ordinary shares (consisting of Series D Warrants to purchase 278,916 ordinary shares at an exercise price per share of $6.46 and Series E Warrants to purchase 672,760 ordinary shares at an exercise price per share of $5.81). The warrants were exercisable within 18 months from issuance. The net proceeds, after deducting closing costs and fees, amounted to $5,280. In addition, after deducting the fair value of ordinary shares issued to a finder, which related compensation costs were recorded in equity, the increase of the Company’s equity amounted to approximately $5,192 (see Note 8D(3)).

The ordinary share issuance from September and October 2017 and the related warrants are subject to adjustments in the event of the exercise of Series A, B and C Warrants (see Note 7B(3)), in which case an applicable number of ordinary shares will be issued to purchasers of the ordinary shares from September and October 2017 to retroactively adjust their effective purchase price to align with the purchase price at which such new securities are issued and the exercise price of Series D Warrants and Series E Warrants will be reduced accordingly.

Corresponding to the Series A and C Warrants exercise (see Note 8B(2)), 97,548 ordinary shares were issued and the exercise price of Series D Warrants and Series E Warrants was adjusted to $6.21 and $5.66, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.)

(3)	From February through May 2018, the Company raised gross proceeds of $2,700 (gross) through private placements of its ordinary shares. The Company issued an aggregate of 184,844 ordinary shares at $14.6 per share. The net proceeds, after deducting closing costs and fees, amounted to $2,511.

The private placement in February through May 2018 included anti-dilution protection, such that in the event that within a period of 15 months as of the closing date of the share purchase agreement, the Company will issue new securities, or upon an exit event as defined in the share purchase agreement, an applicable number of ordinary shares will be issued to the purchasers of the ordinary shares to retroactively adjust their effective purchase price to equal a 30% discount of the purchase price of such new securities, or the price per share underlying such exit event, as applicable, provided that in no event shall the adjusted price per share exceed the original price per share. In the event an exit event or an issuance of new securities is not consummated during a period of 15 months as of the closing date, an applicable number of ordinary shares will be issued to the purchasers of the ordinary shares to retroactively adjust their effective price per share to $10.43.

The investment transaction detailed in Note 8B(5) below, subsequently triggered the anti-dilution rights detailed above and accordingly an additional 510,752 ordinary shares were issued to the purchasers in February through May 2018.

(4)	On March 19, 2019, the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (“Knorr-Bremse” or “KB”) entered into an agreement whereby KB invested $9,941 (after deducting closing costs and fees) in the Company in consideration of an issuance of an aggregate number of 1,803,296 ordinary shares of the Company at a price per share equal to $5.54.

According to the agreement, the consideration for the investment was transferred to the Company in two installments: $5,000 at closing and an additional $5,000 in September 2019.

KB were also issued warrants to purchase up to 655,732 of the Company’s ordinary shares at an exercise price per share of $5.54 (the “KB Warrants”). The KB Warrants shall become exercisable (i) only upon an exercise of warrants of the respective class (i.e. Series B Warrants, Series D Warrants and Series E Warrants, as the case may be), and (ii) only for the number of additional ordinary shares in accordance with the formula of approximately 20% of the number of issued ordinary shares originating from the exercised KB Warrants of the respective class, all as specified in the agreement. As of December 31, 2019, all of the KB Warrants have been exercised (see also Note 8B(6) - (8) below) or expired.

(5)	During March 2019, Series D Warrants to purchase 81,884 of the Company’s ordinary shares were exercised for an aggregate of $470 (gross) and Series D Warrants to purchase 214,500 ordinary shares expired on March 19, 2019.

(6)	During April 2019, Series E Warrants to purchase 303,512 of the Company’s ordinary shares were exercised for an aggregate of $1,711 (gross) and Series E Warrants to purchase 434,016 ordinary shares expired on April 6, 2019.

(7)	During May 2019, Series B Warrants to purchase 234,608 of the Company’s ordinary shares were exercised for an aggregate of $1,411 (gross) and Series B Warrants to purchase 1,281,456 ordinary shares expired on May 1, 2019.

(8)	During April - June 2021, an aggregate of options to purchase 471 ordinary shares were exercised by former Company employees resulting in proceeds of $ 127.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Incentive Plan:

In January 2017, the Board of Directors (the “Board”) of the Company authorized an incentive share option plan (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of ordinary shares that may be issued pursuant to awards will not exceed 2,332,352 ordinary shares.

D.	Shares and options to service providers:

The fair value for the options to service providers was estimated on their grant date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	As part of the Railway Agreement entered into on August 3, 2016 which was amended on January 19, 2020 and on July 1, 2021, the Company issued options to purchase up to 195,448 ordinary shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. The options were exercisable on each issuance date and recorded as deferred expenses which are amortized over 5 years beginning August 2016. In respect of such option issuance, amounts of $196, $331 and $305 were recorded in the Company’s statements of comprehensive loss for the years ended December 31, 2021, 2020 and 2019, respectively, included in research and development expenses. On May 30, 2021, Israel Railways informed the Company that the Israel Railways Board of Directors approved the exercise of the options. According to Government Resolution No. 3837, the decision of the Israel Railways Board of Directors requires the approval of the Minister of Finance, the Minister of Transportation, the Budget Director in the Ministry of Finance and the Director of the Government Companies Authority (“Government Approval”). To date, the decision of the Israel Railways Board of Directors has not yet been approved. According to an amendment to the Railway Agreement dated July 1, 2021, the options will expire at the earlier of the following: (1) the passing of five business days following Israel Railways’ receipt of Government Approval; or (2) June 30, 2022. See also Note 6A above.

(2)	On January 4, 2018, the Company granted to three consulting service providers options to purchase 98,120 ordinary shares at an exercise price of $6.1393 per share. One third of the options vested upon the first year anniversary and the remainder of the options vested in eight quarterly tranches over a period of two years. For the years ended December 31, 2021, 2020 and 2019, the Company recorded an expense of $1, $99 and $99, respectively, in respect of such grant included in general and administrative expenses.

(3)	Regarding the grant of options to a consultant in connection with the Company’s arrangement with Israel Railways, see Note 6C above.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which was based on the following assumptions: weighted average volatility of 70%, risk free interest rates of 0.8%-1.03%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2021			2020			2019
	Number of options	Weighted average exercise price ($)	Weighted average remaining contractual life	Number of options	Weighted average exercise price ($)	Weighted average remaining contractual life	Number of options	Weighted average exercise price ($)	Weighted average remaining contractual life
Outstanding as of beginning of period	1,639,792	6.14	3.75-6.87	706,728	6.14	4.75-5	681,912	6.14	5.76-6.0
Granted	--	--	--	1,502,248	6.14	5.33-7.87	132,044	6.14	5.0
Exercised	(20,724)	6.14		--	--		--
Forfeited	(354,200)	6.14		(569,184)	6.14		(107,228)	6.4

Outstanding as of end of period	1,264,868	6.14	3.75-6.87	1,639,792	6.14	4.75-7.87	706,728	6.14	4.75-5.0
Exercisable as of end of period	683,723	6.14	3.75-6.87	595,980	6.14	4.75-7.87	181,984	6.14	4.75-5.0

  (3)  Options granted:

a)	On January 4, 2018, the Company granted options to purchase 452,496 ordinary shares to its employees and directors at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years. One third of the options vested upon the first-year anniversary of the grant date and the remainder of the options vested in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2020 and 2019, the Company recorded an expense of $409 and $469, respectively. For the year ended December 31, 2021, the Company recorded a net reversal of previously recognized expense of $9 due to termination of several employees in respect for such grant.

b)	On June 24, 2018, the Company granted options to purchase 196,504 ordinary shares to its employees and directors at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One third of the options vested upon the first-year anniversary and the reminder vested in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2021, 2020 and 2019, the Company recorded an expense of $89, $303 and $368, respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

c)	On January 22, 2020, the Company granted options to purchase 671,308 ordinary shares to its employees at an exercise price of $6.14 per share (of which options to purchase 74,580 ordinary shares were to the Company’s former CEO that were forfeited at the end of his employment in December 2020). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 18, 2020 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2021 and 2020, the Company recorded an expense of $380 and $812, respectively, in respect for such grant.

d)	In October 2020, the Company granted options to purchase ordinary shares to its Chairman of the Board, its current CEO (which served as VP Research and Development before his appointment as CEO) and its former CEO as follow:

The Chairman’s options to purchase 556,820 ordinary shares are exercisable at an exercise price of $6.14 per share. The options vest as follows: (1) options to purchase 139,216 ordinary shares vested in one tranche at the end of 12 months from October 13, 2020; and (2) options to purchase 278,388 ordinary shares will vest in the event that the Company generate a cumulative order backlog (as defined in the option agreement) in the amount of not less than $7,000 by the end of 18 months from October 13, 2020; (3) options to purchase 139,216 ordinary shares will vest in the event that the Company reaches a cumulative order backlog of $15,000 by the end of 24 months from October 13, 2020 (including the first cumulative order backlog); and all subject to him serving as the Active Chairman of the Company’s Board of Directors at the time of vesting.

In the event that the Company effectuates an IPO, 25% of the remaining options (i.e. 139,216 options) shall be accelerate and considered fully vested immediately prior to the closing of the IPO.

The Company’s current CEO options to purchase 61,600 ordinary shares at an exercise price of $6.14 per share vest as follows: (1) options to purchase 30,800 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2022 a cumulative order backlog (as defined in the option agreement) in an amount not less than $10,000; and (2) options to purchase the remaining 30,800 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2024 a cumulative order backlog (as defined above) in an amount not less than $20,000 (including the first cumulative order backlog); and all subject to him serving in his position at the time of vesting.

The Company’s former CEO options to purchase 104,720 ordinary shares were forfeited at the end of his employment in December 2020.

For the years ended December 31, 2021 and 2020, the Company recorded an expense of $336 and $211, respectively, in respect for such grants.

e)	On November 3, 2020, the Company granted options to purchase 107,800 ordinary shares to its employees at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on November 3, 2021 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2021 and 2020, the Company recorded an expense of $62 and $14, respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Payment Expense:

The total share-based payment expense related to options granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$36	$--	$--
Research and development	608	1,119	690
General and administrative	411	1,162	667
Total share-based payment expense	1,055	2,281	1,357

NOTE 9 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2021	2020	2019
Payroll and related expenses	$5,586	$5,065	$4,953
Share-based payment	608	1,119	690
R&D consumables	318	390	635
Rent and office maintenance	390	359	377
Depreciation	132	123	166
Subcontracted work and consulting	64	82	194
Travel and other expenses	110	67	141
	7,208	7,205	7,156

NOTE 10 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2021	2020	2019

Payroll and related expenses	$1,508	$1,563	$1,219
Share-based payment	411	1,162	667
Professional services	1,133	555	736
Travel expenses	48	26	112
Rent and office maintenance	130	120	126
Depreciation	11	67	17
Marketing and others	75	7	13
	3,316	3,500	2,890

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2021, 2020 and 2019.

2.	As of December 31, 2021, the Company generated net operating losses of approximately $36,504, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not generated significant revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to cover the entire balance of the deferred tax assets.

	December 31,
Deferred tax assets:	2021	2020

Deferred taxes due to carryforward losses	$8,396	$6,008

Valuation allowance	(8,396)	(6,008)
Net deferred tax asset	--	--

4.	Reconciliation of the Company’s tax expense to the Company’s theoretical statutory tax benefit is as follows:

	December 31,
Effective tax expense:	2021	2020	2019

Loss (profit) before taxes	$(10,220)	$(10,707)	$(10,032)
Israeli statutory income tax rate	23%	23%	23%

Theoretical tax benefit	2,351	2,463	2,307
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(2,351)	(2,463)	(2,307)
Income tax expenses	--	--	--

5.	Regarding income tax assessment received by the Company subsequent to the balance sheet date, see Note 14E. below.

NOTE 12 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Parties considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

A.	Transactions:

	Year ended December 31,
	2021	2020	2019

Revenues- Related Parties	$888	--	--
Severance payment to former Company CEO (2)	--	$234	--

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

B.	Balances:
	December 31,
	2021	2020

Deferred revenues (1)	--	$632

Other current assets (2)	$87	--

Severance expenses to former Company CEO (3)	--	$234

(1)	See Notes 6C and 6D above.

(2)	See Note 6D above.

(3)	In December 2020, the Company’s former CEO was terminated. According to his employment agreement, the Company paid severance compensation in the amount of $234 in January 2021

NOTE 13 - LEASES

On April 4, 2021, the Company signed an amendment to the lease of the Company’s offices in Raanana, Israel, according to which, the Company will lease the office space for five years beginning on September 9, 2021 (the date the current lease period ends) until September 8, 2026 (the “Lease Amendment”).

According to the Lease Amendment, the monthly rent for the Company’s offices will be approximately NIS 79 thousand (approx. $25) in the first two years, NIS 82 thousand (approx. $26) in the third and fourth lease years and NIS 83 thousand (approx. $26) in the fifth year. All the amounts are linked to the Consumer Price Index.

The Company has an option to extend the lease period for another five years from September 9, 2026, to September 8, 2031 with a monthly rent of between NIS 96 thousand (approx. $30) and NIS 102 thousand (approx. $32) over the additional lease period.

When determining the new lease period as part of the amendment, the Company concluded that it was not reasonably certain that the option to extend will be exercised. At the time of the Lease Amendment, the Company updated its lease liability and right of use asset in a total amount of approximately $458, which reflects the expected lease term until September 8, 2026.

The Company has no finance leases.

The components of lease expenses recorded in the statements of comprehensive loss were as follows:

	Year ended December 31,
	2021	2020	2019

Operating lease expenses	405	375	388
Short-term lease expenses	--	27	16
	405	402	404

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 13 – LEASES (Cont.)

Future lease payments under operating leases as of December 31, 2021 were as follows:

2022	367
2023	369
2024	353
2025	359
2026	247
Total future lease payments	1,695
Less imputed interest	(173)
Total lease liability balance	1,522

The weighted average lease term and weighted average discount rate as of December 31, 2021 was as follows:

Operating leases weighted average remaining lease term (in years)	4.67
Operating leases weighted average discount rate	5%

NOTE 14 - SUBSEQUENT EVENTS

A.	SAFE Investment

In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with its two main shareholders providing for financing in the aggregate amount of $1,000 (the “Investment Amount”) which was subsequently amended in March 2022.

The SAFE provides for the conversion of the Investment Amount into the Company’s ordinary shares under certain circumstances including in particular in the case of an IPO such that immediately prior to the closing of an IPO the Investment Amount shall automatically convert into such number of shares and warrants issued in the IPO equal to the IPO price. The warrants which shall be issued shall have the same terms as the warrants to be issued in the IPO except such warrants shall be unregistered and shall not be tradeable.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 14D below) the Investment Amount was automatically converted to 242,131 ordinary shares and 242,131 warrants with an exercise price of $4.13 per ordinary share, exercisable and will expire five years from the date of issuance.

B.	On February 14, 2022, the Company and Knorr-Bremse signed a second amendment to the investment agreement as detailed in Note 7 above according to which, the Company will be entitled to exercise its option in 2 installments as follows: (i) up to $2,000 will be exercisable through March 31, 2022; and (ii) up to $2,286 will be exercisable through June 30, 2022. The aforesaid option shall expire on the closing of the Company’s IPO if such shall occur prior to June 30, 2022.

On March 6, 2022, the Company exercised its first installment of $2,000 and as a result issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 14 - SUBSEQUENT EVENTS (Cont.)

C.	Closing of $15.6 Million Initial Public Offering

On April 04, 2022, the Company completed its IPO, in which the Company issued 3,787,241 units. Each unit includes 1 ordinary share and 1 warrant to purchase 1 ordinary share at an exercise price of $4.13. The warrants are exercisable at any time up to 5 years after the IPO.

Gross proceeds for the offering were approximately $15.6 million, before deducting underwriting discounts and commissions and estimated offering expenses and approximately $14.2 million after deducting underwriting discounts and commissions and estimated offering expenses.

The Company granted Aegis Capital Corp, the underwriter (“Aegis”), a 45-day over-allotment option to purchase additional ordinary shares and/or warrants to purchase additional ordinary shares up to 15% of the number of ordinary shares and warrants, respectively, sold in the offering solely to cover over-allotments, if any. On April 4, 2022, Aegis partially exercised its over-allotment option with respect to 568,086 warrants to purchase ordinary shares.

The ordinary shares and warrants began trading on The Nasdaq Capital Market on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively.

Immediately prior to the completion of the IPO, 61,538 Preferred A shares were automatically converted into 2,707,672 ordinary shares (after giving effect to the issuance of 10,256 Preferred A shares described in Note 14B above).

According to the Israeli Railway Agreement as detailed in Note 6 A above, upon the completion of the IPO the Israeli Railway is entitled to a consideration of 1.5% of the actual IPO proceeds, which is approximately $ 213.

D.	Agreements with Executive Officers

(1)	With the completion of the IPO, the Company paid a one-time IPO bonus to its CEO in the amount of NIS 312,000 (approximately $97) and granted its CEO options to purchase 156,081 ordinary shares, with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022. Such options will vest one-third following 12 months from the completion of the IPO and the balance on quarterly basis during the following 24 months.

(2)	With the completion of the IPO, the Company paid a one-time IPO bonus to its CFO in the amount of NIS 270,000 (approximately $84) and granted its CFO options to purchase 124,865 ordinary shares, with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022. Such options will vest one-third following 12 months from the completion of the IPO and the balance on quarterly basis during the following 24 months.

(3)	With the completion of the IPO, the Company paid its Chairman of the Board a one-time IPO bonus in the amount of $50 (plus VAT) and granted additional options to purchase 266,216 ordinary shares, with an exercise price per share equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022. Such options will vest one-half following 12 months from the completion of this offering and the balance on quarterly basis during the following 24 months.