Form 20-F
period 2022-12-31
Rail Vision Ltd.
filed 2023-03-23
CIK 1743905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 16,091,488 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report on Form 20-F are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our lack of operating history;

●	our current and future capital requirements;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Risks Related to Our Business and Industry

●	We depend entirely on the success of our current products in development, we may not be able to successfully introduce these products and commercialize them, and we may not be able to successfully manage our planned growth, and our operating results and financial condition may fluctuate. Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	Our business may be adversely affected by changes in railway safety regulations.

●	Our business may be subject to risks arising from the COVID-19 pandemic which has had an impact our business.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	The markets in which we participate are competitive and our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. Additionally, we are subject to data ownership and privacy regulations which may expose us to lawsuits and sanctions for violations.

●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

●	Certain events, developments, or social media posts and interactions may impact our reputation.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, affecting our ability to compete.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful and we may be subject to claims challenging the inventorship of our intellectual property, and we may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of Our Securities

●	Our principal shareholders, officers and directors beneficially own approximately 64.0% of our ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

●	Certain of our directors have relationships with our principal shareholders, which may cause conflicts of interest with respect to our business.

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may be one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are a development-stage company with a limited operating history. We have incurred net losses since our inception in 2016, including net losses of approximately $10.5 million for the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of approximately $54.8 million.

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

We have not yet generated significant revenues since the date of our inception. Our first revenues were recorded in our unaudited interim condensed financial statements for the period ended June 30, 2021. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2022 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment in our ordinary shares.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, that started in Wuhan, China spread around the globe. Many countries around the world, including Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response to the COVID-19 global pandemic, we implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and business. In particular, we implemented remote working and workplace protocols for our employees. The implementation of measures to prevent the spread of COVID-19 resulted in disruptions to our partnering efforts which depend, in part, on attendance at in-person meetings, industry conferences and other events and during 2020 we engaged in cost-cutting measures that included temporary salary reductions, reduction of headcount and placing employees on unpaid leave. Also, due to COVID-19 impacting the global supply chain, supplies and component shortages negatively impacted our ability to plan and deliver upon orders received in a timely fashion. While we have resumed normal operations at this point, it is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on our operations, as the impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Any actions we take to counteract future consequences of the COVID-19 pandemic may not be successful, and the ultimate impact of COVID-19 on our operations is uncertain. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

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

We aim to sell our products to train operators and/or rolling stock manufacturers. Many of our current and potential competitors have extensive track records and relationships within the rail industry and/or the automotive industry. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to establish a competitive position or to compete successfully against current and future sources of competition.

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

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

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

We previously identified material weaknesses in our internal control over financial reporting, which have been remediated. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely affect our investors’ confidence and our stock price.

As an emerging growth company under the JOBS Act, our management is required to report upon the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company and reach accelerated filer status. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. As previously disclosed, in connection with our financial statement close process for 2021, we identified a material weakness in our entity level control components relating to documenting our financial reporting process. While we have remediated such material weaknesses, we cannot assure you that we have identified all material weaknesses or that there will not be additional material weaknesses or deficiencies that we will identify in the future.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. While we do not have any business relationships with SVB or Signature Bank, our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

We have a growing portfolio of six patents registered in the USA; two patent registered in China; one patent registered from the European Patent Office (EPO) and being validated in Germany, Switzerland, Hungary, Austria, Denmark, France and Great Britain; two patent issued in Japan; 24 pending patent applications, of which two are US provisional patent applications and 21 are national phase patent applications filed in the USA, EPO, China, Japan and India under the provisions of the Patent Cooperation Treaty (PCT) through World Intellectual Property Organization (WIPO); and one of which is a patent application in Hong Kong and requested based on the Chinese national phase patent application. We cannot offer any assurances about which, if any, patent applications will be issued, the breadth of any such patent once issued, or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any existing or new products.

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

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration of assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Risks Related to the Ownership of Our Securities

Our principal shareholders, officers and directors beneficially own approximately 64% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

Our principal shareholders, officers and directors beneficially own approximately 64% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders, and which may result in conflicts with us or you in the future.

Certain of our directors have relationships with our principal shareholders, which may cause conflicts of interest with respect to our business.

Three of our current directors were appointed by Knorr-Bremse and one director was nominated by Foresight, our largest shareholders. In addition, pursuant to our amended and restated articles of association, shareholders are entitled to appoint a director to our board of directors for each 10% of our outstanding share capital that they own and in such case the appointment will be for an undefined period. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Knorr-Bremse or Foresight, whose interests may be adverse to ours in certain circumstances.

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

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2022, and although we have not determined whether we will be a PFIC in 2023, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our, if any, are a PFIC. U.S. taxpayers that hold our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC. A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are treated as CFC or whether any investor is treated as a United States shareholder with respect to CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

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

General Risk Factors

We incur significant additional costs as a result of being a public company subject to SEC reporting requirements in the United States, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing United States reporting requirements.

As a U.S. public reporting company, we are incurring significant additional accounting, legal, and other expenses in the future. Our management and other personnel need to devote substantial time to the compliance requirements of being a U.S. public company; in addition, the implementation of such compliance processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and the rules and regulations adopted by the SEC and the Nasdaq Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, if any, or as senior management.

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

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.railvision.io), LinkedIn (https://www.linkedin.com/company/rail-vision), , and Facebook (https://www.facebook.com/railvision.io) as channels of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

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

B. Business Overview

Overview

We are a development stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways, with investments from Knorr-Bremse, a world-class rail system manufacturer. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator. Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems. In addition, our railway detection system is currently in a pilot phase with several industry leading railway operators as we seek to move to the next stage of receiving commercial orders. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

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

Autonomous trains, also known as driverless trains, are operated automatically without any human intervention, and are monitored from the control station when communication is available. In case of any obstacle incurred in the route, the obstacle detection system commands the train to stop and in parallel a message is sent to operational control center and to the attendant on the train if any, to further command the train. Owing to increase in traffic congestion on road network, the need for smart and frequent trains has boosted the growth of the global market. According to Allied Market Research, the autonomous train technology market was valued at $5.88 billion in 2018, and is projected to reach $15.57 billion by 2026, growing at a CAGR of 12.9% from 2019 to 2026.

Since our founding in April 2016, we have developed unique railway detection systems for railway safety, based on image processing and deep leaning technologies that provide early warnings to train driver of hazards on and around the railway track, including during severe weather and in all lighting conditions. Our unique system uses special high resolution cameras to identify objects up to 2,000 meters away, along with a computer unit that uses AI machine learning algorithms to analyze the images, identify objects on or near the tracks, and warn the train driver of the obstacle and potential danger. In 2017, we were recognized as the winner of Deutche Banh’s MINDBOX competition for our automated early warning systems to prevent railway accidents.

Our railway detection system includes different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive. Our railway detection and classification system includes an image-processing and machine-learning algorithm that processes the data for identifying potential hazards on and around the track. These algorithms are designed to identify and classify objects such as people, animals, vehicles, signs, signals along the track, and anomalies. Our railway detection system actively classifies objects by severity to determine if an alarm should be signaled to the train driver. These data collection and classification capabilities can be extended to further use-cases such as predictive maintenance and big-data analyses.

We believe that our technology demonstrates capabilities and results that are better than existing solutions. Most of the currently available safety solutions for the railway industry focus on stationary systems in dedicated hazardous locations, such as at level track crossings and passenger train stations, among others. At these dedicated locations, different technologies are used for detecting obstacles that are on the vicinity of level crossing tracks, and usually include different cameras and radars. The problem with this type of solution is that the train is only monitored at specific points in the railroad junction, leaving the vast majority of the railway unprotected. In addition, even when detected something on the level crossing tracks, the message has to be transmitted in a way that the driver would be able to react on time. In recognition of the limitations of existing solutions, we integrate a collision avoidance system using long-range real-time AI and electro-optics technologies on trains that is designed to address this unmet need. as well as providing solutions to most of the challenges train operators face during transit such as collisions, derailments and other accidents caused by obstacles on tracks, or poor infrastructure.

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

According to the “Report on railway safety and interoperability in the EU, 2022”, the economic cost of significant accidents alone was estimated at about EUR 3.2 billion in 2020. Progress has also been very uneven across the EU Member states, with variation in safety levels remaining high. According to the U.S. Department of Transportation, in 2021, in the U.S. there were 8,094 train accidents and incidents, 754 fatalities and 4,628 injuries.

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

Our railway detection system monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2,000 meters (1.2 miles), which is longer than the braking distance of most trains. Our system is designed to detect, classify and alert train operators on real-time railway track obstacles, which allows the train operator to make educated decisions in how to best operate the train, and to decide whether it is necessary to stop to avoid a collision. Additionally, after being integrated into the train’s computer, our railway detection system’s artificial intelligence capabilities will facilitate by taking emergency autonomous actions, such as halting the train, braking once an obstacle is classified, sounding a horn and flashing lights to alert others.

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

According to 2018 estimates of SCI, the global market for railway technology is estimated at approximately $200 billion with a steady growth curve of 2.8% per year. According to currently displayed statistics on the U.S. Department of Transportation’s website, the freight train industry in the United States is estimated at approximately $80 billion, as determined by the by the seven Class 1 railroads operating in the United States. Additionally, according to the U.S. Department of Transportation it is estimated that $25 billion is spent annually on maintaining and adding capacity to freight railroads. Also, according to McKinsey & Company, in 2016, the cost of infrastructure maintenance and renewal exceeds €25 billion per year across Europe and is rising.

The railway aftermarket revenue is anticipated to record a valuation of USD 120 billion by 2027, according to the most recent study by Global Market Insights Inc. which anticipates that rising investments in rail and infrastructure maintenance combined with the penetration of high-speed trains is expected to bolster the industry growth.

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

Our Solutions

We develop solutions for a number of verticals in the railway market:

1.	The RV2000 system for Main Line passenger and freight trains

The RV2000 Main Line System is an application of our railway detection system for passengers and freight trains that travels in main line. The system includes an external sensor unit installed on the train along with an on-board computer system (see below). The on-board computer system receives data from the external sensor unit and uses artificial intelligence to perform algorithmic calculations in real time to identify potential hazards for the train operator.

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

Our railway detection system is designed to detect and classify objects, indict their location on the track and the distance from the locomotive, and detect the position of the switch. The switch is a device that is part of the railway track and is used to switch between two adjacent tracks or merge two tracks into one track. It is important to detect the position of the switch because the switch selects the train’s continued direction from the main track line on which the train is currently riding to another rail.

An advanced prototype of the RV2000 system was completed and finalized its first field test phase with Israel Railways in March 2022. We are now updating the system and working on the next version of the system.

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems. First delivery of the system is expected during Q4, 2023. The potential sales opportunity with Israel Railways for our RV2000 system to be installed on up to 200 trains and assuming we can negotiate bidirectional installation, the potential sale opportunity could be doubled to install up to 400 RV2000 systems on up to 200 trains.

Rio Tinto Iron Ore, or RTIO, the world’s second-largest metals and mining corporation has engaged us to work on part of its AutoHaul autonomous train to improve train safety. RTIO has 60 operations in 35 countries, has 47,500 employees and 2,000 customers. The RTIO fleet is autonomous and does not have the technical capability to foresee any obstacles or anomalies in front of the moving train. As such, RTIO is exploring solutions that can detect, alert and respond to an obstacle on the tracks. In April 2021, we entered into an equipment, personnel and services supply agreement with Hitachi Rail STS Australia Pty Ltd., or STS, which enables STS, as the principal supplier, to supply Rio Tinto Railway Network with our RV2000 system for demonstrations and to examine the RV2000’s operational performance. The long-term pilot was concluded in August 2022. Following the completion of the long-term pilot, the company submitted a summary report of the pilot. Following a technical workshop with Rio Tinto that was performed in Nov. 2022, Rio Tinto should send the company more detailed requirements for the next phase.

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

In October 2020, we supplied a prototype of the RV200 system to Schweizerische Bundes Bahnen Cargo, or SBBC, for functional testing, which began in April 2021. As of the date of this Annual Report on Form 20-F, SBB (the mother company of SBB cargo) is planning to issue a tender for purchasing 9 systems for evaluation. For additional information, see “Business and Marketing Strategy” – “Locomotives for shunting yards,” below.

3. The Light Rail Vehicle (LRV RV100) system for light rail and subways

Many cities utilize light railways and underground railways as part of the city’s public transportation system. Light railways in cities also intersect with travel environments used by vehicles and pedestrians alike. This hybrid use of a road by cars, trains and people, causes a greater risk of traffic safety incidents.

As part of a cooperation with Knorr Bremse, the company developed a preliminary prototype, LRV RV100 system. As of the date of this Annual Report on Form 20-F, the Company does not allocate its efforts or resources within this segment. The Company will explore business opportunities and will base its decision of whether or not to allocate resources within this segment on a case by case basis.

4. Maintenance, Predictive maintenance applications based on measurements and data collection

Predictive maintenance as a feature in the current systems will be developed according to customer specific use-cases. The Company has developed a preliminary paid prototype for one customer thus far. As of the date of this Annual Report on Form 20-F, the Company does not allocate its efforts or resources towards this product. The Company will explore business opportunities and will base its decision of whether or not to allocate resources towards this product on a case by case basis.

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

We focus on the following three main segments of the market as described above:

Locomotives for shunting yards – We have focused on selling the RV200 system to shunting yard operators. Our railway detection system for this market segment is at a relatively advanced stage, as we have a prototype of the RV200 system that is being tested by SBBC, a freight train company in Switzerland. As of the date of this Annual Report on Form 20-F, SBB (the mother company of SBB cargo) is planning to issue a tender for purchasing 9 systems for evaluation. Upon successful trial, the company estimation that the total potential is above 100 systems. We believe that SBBC’s reputation will assist us in the promotion and sales of our railway detection systems to other customers in this segment. If the transaction with SBBC evolves into an order, we expect SBBC to order several dozen of our railway detection systems. In addition to the transaction with SBBC, the Company has demonstrated the system to a Class I freight operator in the US. The demonstration was successful, and we were asked to give an additional demonstration for the customer’s executives.

Locomotives for passenger and freight trains – Our strategic focus on this market segment derives from the fact that it includes the largest number of trains, and that the trains operating in this market segment are exposed to serious risks and the realistic probability for potentially fatal accidents. We invest significant efforts in promoting sales to passenger and freight train operators. The sales processes for this market segment includes a demonstration of the system’s capabilities according to specific requirements of each train operator. In addition, we are engaged in the process of licensing systems that are intended for this market segment on the assumption that obtaining a permit in one country may significantly facilitate the licensing process in another country. The Company has signed a contract with Israel Railways to supply 10 systems. The delivery is expected to start during Q4 2023. The company believes that the first order for such system by a commercial operator will have an impact on the market. The Company concluded a long-term pilot with Rio Tinto in August 2022. Following the completion of the long-term pilot, the Company submitted a summary report of the pilot. Following a technical workshop with Rio Tinto that was performed in Nov. 2022, the Company expects to receive from Rio Tinto more detailed requirements for the next phase.

Light Rail Vehicle (LRV) – As of the date of this Annual Report on Form 20-F, the Company does not allocate its efforts or resources within this segment. The Company will explore business opportunities and will base its decision of whether or not to allocate resources within this segment on a case by case basis.

Our strategic focus is reflected in our marketing strategy:

●	We plan on increasing our marketing and sales department to reach more potential customers. Increasing the number of sales and marketing personnel will enable us to initiate and create additional opportunities while the sales and marketing personnel focus on and specialize in the territories that our strategy defines as most relevant.

●	We are focused on the following markets: North America, Europe and Australia. The reason for the focus on these markets stems from an analysis we conducted to identify the most relevant countries likely to adopt our railway detection systems. We have defined several parameters which may indicate commercial viability of the market relevant to our railway detection systems. The parameters examined by us included, among other things, the total length of the railway tracks in the country examined, the number of passengers per kilometer/ mile of track traveled, the number of tons of goods per kilometer/ mile of track transported, the total number of trains in the country, the level of innovation in the country, and the openness to integrate new technologies.

●	We are investing in efforts to create and develop collaborations with leading train manufacturers. These collaborations are meant to be long-term, with the aim of integrating our railway detection systems into the future production lines of these train manufacturers. We believe that the railway detection systems we develop will be an integral part of future trains, and therefore it is important to invest marketing efforts as early as possible to promote partnerships with train manufacturers and increase market adoption of our railway detection systems.

●	Leverage and develop our strategic partnership with Knorr-Bremse to serve as a non-exclusive distributor and be a local partner engaged in marketing, sales and the implementation of projects, including integration, installation and services regarding our products in the relevant markets in which Knorr-Bremse operates worldwide. As part of this marketing strategy, we will seek the assistance of Knorr-Bremse’s marketing team. Knorr-Bremse’s marketing staff promotes and sell our products to their existing customers.

●	We intend to invest in advertising in traditional industry channels, social media networks and digital channels to better advertise and market our railway detection systems to potential customers in the railway industry.

●	We strive to increase collaborations with other companies operating in the railway industry, such as communications companies that are engaged in constructing communications infrastructure or companies that manufacture complementary products for the railway industry. Collaboration with types of companies may provide added value to our customers, whether it be in the field of data communications where customers seek to transfer data in real time from the trains to the control centers, or through cooperation with companies that manufacture additional auxiliary systems, such as sign manufacturers, and manufacturers of automatic coupling systems (systems that enable automatic coupling between a locomotive and a carriage or between carriages for towing) where our systems will provide a complementary solution.

●	Big data – Following the dissemination of our technology and products among many customers, we intend to offer our Main line and Shunting yard systems customers predictive maintenance services and digital mapping services based on the gathering of the visual information stored in its systems. We see big data services as one of its most important growth engines in the next 3-5 years.

New Products and Applications

We are currently exploring a number of additional railway detection system applications that are in various stages of research and development, as follows:

Maintenance and predictive maintenance: customers who have installed Rail Vision Main line and Shunting yard systems for real time identification of objects, will have the option of receiving predictive track maintenance services, such as identification of vegetation invading the tracks, damage to infrastructures, sunk pylons, etc. This railway detection system application will be able to collect the data from the sensors and check for any changes in and around the track infrastructure in order to indicate possible defects in the infrastructures. Currently, this application is in the initial research and development (R&D) stage.

Mapping and updates – Geographic Information Systems (GIS): since trains travel the same route several times a day, the comparison of observed data received by our railway detection system can discover infrastructures such as posts, signaling systems, electronics boxes, and check their actual location using system measurements based on an image-based navigation (IBN) algorithm, and compare the data with existing records and provide updates. This saves both time and money, as the expense of remapping a railway track is rarely done, and usually forces stretches of track to be closed for such updates. This application of our railway detection system is in the R&D stage.

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

Commercial Agreements

Israel Railways

The Company has signed a contract with Israel Railways to supply 10 systems. The delivery is expected to start during Q4 2023. The Company believe that the first order for such system by a commercial operator will have an impact on the market. The total amount is approximately $1.40 million USD.

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

In August 2020, we entered into a framework agreement, or the Framework Agreement, with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of our system to the shunting yard of a company operating cargo trains in Switzerland, or SBBC. Under the Framework Agreement, we provided KBCH one prototype of the system which was installed on an operating locomotive in an SBBC shunting yard, for the purpose of examining the operational performance of the system, or the Operational Function Test. In consideration for the prototype provided in October 2020 for the Operational Function Test, KBCH paid us approximately EUR 244,000 (approx. $293,000). The Company continues the cooperation with KBCH under the Framework Agreement for the upcoming tender. As of the date of this Annual Report on Form 20-F, SBB (the mother company of SBB cargo) is planning to issue a tender for purchasing 9 systems for evaluation. Upon successful trial, the Company estimates that the total potential is above 100 systems.

LRV System MOU

As of the date of this Annual Report on Form 20-F, the Company does not allocate its efforts or resources within this segment. The Company will explore business opportunities and will base its decision of whether or not to allocate resources within this segment on a case by case basis.

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

In addition, as part of the agreement and in consideration for services provided to us by Israel Railways, we granted Israel Railways warrants to purchase 195,448 of our ordinary shares with a nominal exercise price. The warrants were initially exercisable upon the earlier of an IPO or a change of control. According to amendments to the agreement we amended the warrant to extend the exercise period, until the earlier of: (1) five business days following the day in which Israel Railways obtained the necessary governmental approvals; or (2) June 30, 2023. On January 25, 2023, Israel Railways provided notice of its exercise of the warrants, pursuant to which we issued 195,448 ordinary shares to Israel Railways.

The agreement may be terminated by either party by providing a 60 days prior written notice. In addition, Israel Railways may terminate the agreement with 30 days prior written notice in the event of a change of control in us. The agreement was terminated and canceled by the parties on January 31, 2023.

Competition

Many of our current and potential competitors have extensive track records and relationships within the rail industry and/or the automotive industry. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. In particular, we operate in a market where most of our competitors are giant corporations such as Bosch Engineering GmbH, ALSTOM Holdings, Siemens Mobility GmbH and Toshiba Infrastructure Systems & Solutions Corporation with others such as 4Tel Pty Ltd and Cognitive Pilot LLC. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can.

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

Shunting Yard
Name	Segment	Product & Features	Competitive Analysis	Homologation
Cognitive Pilot LLC	Shunting Yard	Based on a combination of daylight camera + radar

Advantages:

1.    The system incorporates a short-range radar camera;

Disadvantages:

1.    To the best of the Company’s knowledge, the system is in development and has not yet been sold in serial production. No existing customers are known beyond demos.

2.    The Company understands that the system operates at shorter ranges than the Company’s system.

3.    To the best of the Company’s knowledge, the competitor’s system does not include a thermal camera, unlike the Company’s system, which has a thermal camera that enables visual identification even at night.

We are not aware of a standardization process that this competitor has initiated.
Toshiba Infrastructure Systems & Solutions Corporation	Shunting Yard	Based on a high resolution daylight camera with AI capabilities

Advantages:

1.    To the best of the Company’s knowledge, the detection ranges of Toshiba’s system are similar to the detection ranges of the Company’s system;

2.    The competitor is a train manufacturer with high technological and financial capabilities; able to integrate the system as an integral product in its systems;

Disadvantages:

1.    To the best of the Company’s knowledge, the system is still under development.

2.    To the best of the Company’s knowledge, the competing system does not include a thermal camera, unlike the Company’s system, which has a thermal camera that enables visual identification even at night.

We are not aware of a standardization process that this competitor has initiated.
Bosch Engineering GmbH	Shunting Yard	Tram forward collision warning (TFCW), Based on a solution from the wheeled vehicle industry, on the market since 2017. Approved for use with LRV under a European standard.

Advantages:

1.    According to public announcements, the system has been sold to LRV customers. Bosch’s past experience is an advantage.

2.    To the best of the Company’s knowledge, the Bosch system is sold at a competitive price at the LRV market

3.    Bosch is a global company with high technological and financial capabilities compared to the Company.

4.    The system also includes short-range radar.

Disadvantages:

1.    To the best of the Company’s knowledge Bosch system is designed to the LRV market, not for shunting.

2.    Bosch’s system does not include a thermal camera like the system developed by the Company, which includes a thermal camera that allows visual identification even at night.

The Company is aware that the competing system has a high false alarm rate.

As the installation of such a system requires standardization, it can be assumed that Bosch has the standard required to install such a system in the cities where the system is installed.

Shunting Yard
Name	Segment	Product & Features	Competitive Analysis	Homologation
OTIV	Shunting Yard	The system is based on an array of day cameras with integrated AI.

Advantages:

1.    EU based company

2.    Mobile system

Disadvantages:

1.    To the best of the Company’s knowledge, the ranges are lower than our system.

2.    Depends on 4G/5G – might be a problem when there is no cellular connectivity.

We are not aware of a standardization process that this competitor has initiated.
ALSTROM Holdings	Shunting Yard	The system is based on an array of day cameras with integrated AI.	Advantages: 1. Alstom is a major player within the railways industry with high technological and financial capabilities 2. Partnering with ELTA (major player in Radar’s) Disadvantages: 1. NA	We are not aware of a standardization process that this competitor has initiated.

Main Line
Name	Segment	Product & Features	Competitive Analysis	Homologation
4Tel Pty Ltd (AI machine)	Main Line	The system is based on an array of day cameras with integrated AI.

Advantages:

A local competitor in Australia in the RIO TINTO project. The competitor may have an advantage due to its being a local manufacturer in Australia.

Disadvantages:

To the best of the Company’s knowledge, the demo has been shown to a customer for a specific use.

We are not aware of a standardization process that this competitor has initiated.
ELTA Systems Ltd	Main Line	The system is based on an array of day cameras with integrated AI.

Advantages:

1.     ELTA is world leader in Radar technology with years of experience within Radar and EO systems.

Won the RDSO tender in India

Disadvantages:

1.     To the best of our knowledge, the system is still under development

We are not aware of a standardization process that this competitor has initiated.
Thales Group (RailBot)	Main Line	Based on a daylight camera with AI capabilities

Advantages:

1.     Thales is a major player within the railways industry with high technological and financial capabilities.

Disadvantages:

1.     To the best of the Company’s knowledge, the ranges are lower than our system.

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

We have eleven registered patents and 24 pending patent applications. Failure to gain approval for the patent applications filed by us or a change in the patents granted to us, in whole or in part, and the promotion and creation of alternative technologies to our technology, may adversely affect our status and ability to sell the system developed by it.

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

Employees

As of March 15, 2023, we have five senior management positions, all of whom are engaged on a full-time basis. In addition to our senior management, we have 60 employees in full or part-time capacities. All our employees are located in Israel.

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

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 15 Ha’Tidhar St., Ra’anana 4366517, Israel, where we currently occupy approximately 16,900 square feet. We lease our facilities and our lease ends in September 2026. At the end of the term, we have the option to extend the lease for an additional five years. Our monthly rent payment is NIS 91,000 (approximately $26,000). In 2023, the monthly rent payments will increase to an average of NIS 92,000 (approximately $26,000), and in 2026, the monthly rent will increase to NIS 96,175 (approximately $27,000).

We consider our current space sufficient to meet our anticipated needs for the foreseeable future and believe our current space is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. The following discussion of the financial condition and results of operations is for the years ended December 31, 2022 and 2021. Discussion regarding our financial condition and results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on May 16, 2022 (the “2021 Form 20-F”).

Overview

We are a development stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways, with investments from Knorr-Bremse, a world-class rail system manufacturer. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator. Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems. Our railway detection system is currently in the pilot phase with several industry leading railway operators as we seek to move to the next stage of receiving commercial orders. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2022	2021

Depreciation	130	132
Share-based payment	174	608
Payroll and related expenses	5,049	5,586
Subcontracted work and consulting	15	64
R&D consumables	160	318
Rent and office maintenance	355	390
Travel and other expenses	347	110

Total	6,230	7,208

We expect that our research and development expenses will materially increase as we continue to develop our products and recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based payment, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2022	2021

Payroll and related expenses	1,845	1,508
Share-based payment	323	411
Professional services	1,451	1,133
Travel expenses	115	48
Rent and office maintenance	118	130
Depreciation	20	11
Marketing and other	393	75
Total	4,265	3,316

Comparison of the Year Ended December 31, 2022, to the Year Ended December 31, 2021

Results of Operations

	December 31	December 31,
(in thousands of USD)	2022	2021
Revenues	421	888
Cost of revenues	(661)	(657)
Gross profit	(240)	231
Research and development expenses	(6,230)	(7,208)
General and administrative expenses	(4,265)	(3,316)
Operating loss	(10,735)	(10,293)
Financial income, net	260	73
Net Loss	(10,475)	(10,220)

Revenues

Our revenues for the Year ended December 31, 2022, amounted to $421,000 including $219,000, due to the completion of the demonstration with a customer in the US and $202,000, due to the completion of the Long Term Pilot LTP with Rio Tinto.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2022, amounted to $6,230,000 representing a decrease of $978,000 or 13.5% as compared to $7,208,000 for the year ended December 31, 2021. The decrease was primarily attributable to a decrease of $536,000 in payroll and related expenses related to employee’s resignation and significant changes in USD/NIS exchange rate, and a decrease of $434,000 in share-based payments related to end of vesting periods of Israeli railways warrants and employees options in 2021.

General and administrative expenses

Our general and administrative expenses totaled $4,265,000 for the year ended December 31, 2022, an increase of $949,000 or 28.6% compared to $3,316,000 for the year ended December 31, 2021. The increase was primarily attributable to an increase of $337,000 in salaries related to salaries update and one time IPO bonuses, an increase of $366,000 in professional fees mainly due to public company expenses and an increase of $233,000 in marketing and others mainly due to exhibition expenses and welfare expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2022 was $10,735,000 compared an operating loss of $10,293,000 for the year ended December 31, 2021, an increase of $442,000 or 4.3%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized net financial income of $260,000 for the year ended December 31, 2022, compared to net financial expenses of $73,000 for the year ended December 31, 2021. The increase was primarily attributable to exchange rate differences and Interest from bank deposits.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2022, was $10,475,000 compared to $10,220,000 for the year ended December 31, 2021, an increase of $255,000 or 2.49%.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2022, we have funded our operations principally with approximately $13,575,000 (net of issuance expenses) from the issuance of ordinary shares, Preferred Shares, and warrants. As of December 31, 2022, we had approximately $8,492,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	December 31,	December 31,
(in thousands of USD)	2022	2021

Operating activities	$(9,981)	$(9,948)
Investing activities	$(29)	$(273)
Financing activities	$16,653	$5,127
Net increase (increase) in cash and cash equivalents	$6,643	$(5,094)

Operating Activities

Net cash used in operating activities of $9,981,000 during the year ended December 31, 2022, was primarily used for payment of an aggregate of approximately $6,894,000 in salaries and related personnel expenses. The remaining amount of $3,087,000 was used, for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $9,948,000 during the year ended December 31, 2021, was primarily used for payment of an aggregate of approximately $7,093,000 in salaries and related personnel expenses. The remaining amount of approximately $2,855,000 was used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $29,000 during 2022 and $273,000 during 2021, primarily reflected the purchase of fixed assets in both periods.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2022, consisted of $13,643,000 of net proceeds from our IPO in April 2022 and approximately $3,000,000 of pre-IPO Investment. Net cash provided by financing activities in the year ended December 31, 2021, consisted of $5,127,000 of net proceeds from our issuance of Preferred A Shares and exercise of options to purchase ordinary shares.

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

In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with its two main shareholders providing for financing in the aggregate amount of $1,000 (the “Investment Amount”) which was subsequently amended in March 2022. The SAFE provides for the conversion of the Investment Amount into the Company’s ordinary shares under certain circumstances including in particular in the case of an Initial Public Offering (“IPO”) such that immediately prior to the closing of an IPO the Investment Amount shall automatically convert into the number of shares and warrants equal to the Investment Amount divided by the IPO price. The warrants which shall be issued shall have the same terms as the warrants to be issued in the IPO except such warrants shall not be registered under the Securities Act of 1933, as amended, and shall not be tradeable. Immediately prior to the completion of the IPO on April 4, 2022, the Investment Amount was automatically converted to 242,131 ordinary shares and 242,131 warrants to purchase ordinary shares, with an exercise price of $4.13 per share, immediately exercisable and will expire five years from the date of issuance.

On April 4, 2022, the Company completed its IPO, in which the Company issued 3,787,241 units. Each unit includes one ordinary share and one warrant to purchase one ordinary share at an exercise price of $4.13. The warrants are exercisable at any time up to five years after the IPO. Gross proceeds for the offering were approximately $15,647 (including exercise of over-allotment options as described below) and net proceeds of approximately $13,587 after deducting underwriting discounts and commissions and offering expenses. The Company granted Aegis Capital Corp, the underwriter (“Aegis”), a 45-day over-allotment option to purchase additional ordinary shares and/or warrants to purchase additional ordinary shares up to 15% of the number of ordinary shares and warrants, respectively, sold in the IPO solely to cover over-allotments, if any. On April 4, 2022, Aegis partially exercised its over-allotment option with respect to 568,086 warrants to purchase ordinary shares.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary and Preferred Shares. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated significant revenues from the sale of products, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2022, our cash and cash equivalents were $8,492,000. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2022:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases	$1,079	$326	$629	$219	$--

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale in the aftermath of the COVID-19 pandemic. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures.

Specific developments that may potentially impact our operating performance in an adverse manner include:

●	further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to slow down inflation, which may worsen credit/financing conditions for our customers who purchase our products;

●	potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand; and

●	the continued depreciated value of the Euro relative to the U.S. dollar, which may have an adverse impact on the U.S.- denominated value of our European-derived revenues for purposes of our financial statements.

We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

Other than the foregoing and as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2022. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, and directors as of March 23, 2023:

Name	Age	Position
Executive Officers
Shahar Hania	50	Chief Executive Officer

Ofer Naveh	51	Chief Financial Officer

Zachi Bar-Yehoshua	48	Chief Operating Officer

Ofer Grisaro	46	Vice President of Marketing and Sales

Amit Klir	53	Vice President of Research and Development

Non-Employee Directors
Mark Cleobury	63	Chairman of the Board of Directors

Keren Aslan	57	Director

Eli Yoresh	52	Director

Maximilian Eichhorn	54	Director

Shmuel Donnerstein	70	Director

Inbal Kreiss (1)(2)(3)	56	Director

Yossi Daskal (1)(2)(3)(4)	69	Director

Oz Adler (1)(2)(3)(4)	36	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Independent director (as defined under Nasdaq Stock Market Listing Rules)

(4)	External director (as defined under the Companies Law)

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

Non-Employee Directors

Mark Cleobury, Director

Mr. Mark Cleobury has served on our board of directors since December 1, 2022 and was appointed as the Chairman on January 19, 2023. Mr Cleobury currently serves as Senior Vice President of Knorr-Bremse’s Rail Systems Division, since April 2022. Prior to this role, Mr. Cleobury held positions of increasing responsibility at Knorr-Bremse, including between July 2016 and April 2022, Mr. Cleobury served as a Member of the Management Board of Knorr-Bremse Systems for Rail. Prior to that, between April 2011 and June 2016, Mr. Cleobury served as Vice President Sales and Systems for Client Management Trains. Prior to that, between January 2007 and April 2011, he served as Manager Sales & Systems Trains.

During his twenty years of tenure at Knorr-Bremse, in addition to his executive roles, Mr. Cleobury held several global directorship roles within the Knorr-Bremse group, including serving as Vice President for the Knorr-Bremse Company in the U.S., a Director of Knorr-Bremse Investment (UK) Ltd in the UK, Chairman of Knorr-Bremse Nordic Rail Services in Sweden, a Director of Knorr-Bremse Rail Systems (UK) Ltd in the UK, a Member of the Board of Knorr-Bremse Rail Systems Italia S.r.L in Italy, a Member of the Supervisory Board of Knorr-Bremse systemy Kolejowe Polska Sp. Zoo in Poland, a Director of Knorr-Bremse Systemes Ferroviares France SA in France, Consiglio D’Amministrazione at Microelettrica Scientifica s.p.a in Italy, a Director of Knorr-Bremse Systems for Railways in Russia, and a Director of Knorr-Bremse 1520 in Russia.

Shmuel Donnerstein, Director

Mr. Shmuel Donnerstein has served on our board of directors since June 2020. Mr. Donnerstein served as the Chairman of our board until January 2023. Since 2008, Mr. Donnerstein serves as the Chairman of the board of directors of Rav Bariach (08) Industries Ltd, a leading company in the door & locks industry in Israel for over 40 years, and also served as the CEO until 2016. Mr. Donnerstein also serves on the board of directors of Scoutam Ltd. (OTCMKTS: SCTC), Safe-Food Ltd., Rav Bariach Locking Products Ltd, Doors (08) Industries Ltd., Norieali Construction Industries Ltd. And Rav Bariach (08) Industries Ltd. Mr. Donnerstein holds a B.A. in Economics from Tel-Aviv University.

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

Oz Adler, Director

Mr. Adler, CPA, has served on our board of directors since June 2022. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. Mr. Adler has served as SciSparc’s chief financial officer since April 2018 and as its chief executive officer since January 2022. Prior to that, from September 2017 until March 2018, he served as the VP Finance of SciSparc. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Medigus Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Elbit Imaging Ltd. (TASE: EMITF), Clearmind Medicine Inc. (CSE: CMND) (OTC: CMNDF) (FSE:CWY), Jeffs’ Brands Ltd., Polyrizon Ltd. and Charging Robotics Ltd. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Keren Aslan, Director

Mrs. Keren Aslan has served on our board of directors since February 1, 2023. Ms. Aslan currently serves as the chief financial officer of Israel Post Ltd. Ms. Aslan served from April 2019 to September 2022 as chief executive officer of Superbus, a company in the Israeli public transportation market. Prior to that, from 2012 to 2018, Ms. Aslan served as the chief financial officer of Israel Railways Ltd., leading its innovation department and its first public bonds raise on the Tel Aviv Stock Exchange. Ms. Aslan holds a B.A. degree in Economics and Business Management from Tel Aviv University and a M.A degree in Economics from Tel Aviv University. Ms. Aslan also serves as a director of Hanan Mor Group Holdings Ltd. and Rav Bariach (08) Industries Ltd., both listed on the Tel Aviv Stock Exchange, and Trans Israel Ltd., an Israeli government-owned corporation functioning as a project management agency of the Israeli Ministry of Transport and Road Safety.

Family Relationships

There are currently no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Pursuant to our amended and restated articles of association, shareholders are entitled to appoint a director to our board of directors for each 10% of our outstanding share capital that they own and in such case the appointment will be for an undefined period. As such, Knorr-Bremse has appointed Mrs. Keren Aslan, Mr. Maximilian Eichhorn and Mark Cleobury to the board of directors, and Foresight has appointed Eli Yoresh to the board of directors. Additional board members are elected at our shareholder’s annual meetings and in such case they shall serve on the board of directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. There are no other arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2022. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.358 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2022.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 12 persons (as of December 31, 2022).	$1,454,771	--	$273,286

As of December 31, 2022, options to purchase 1,269,568 ordinary shares granted to our directors and executive officers were outstanding under our Option Plan at a weighted average exercise price of $3.094 per share.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

Executive Officer - Name and Principal Position (1) (2) (in thousands, US dollars)	Salary and Related Benefits		Share Based Compensation	Total
Shahar Hania, CEO	$393	(3)	$38	$431

Ofer Naveh, CFO	$297	(4)	$32	$329

Shmuel Donnerstein, Director (former Chairman)	$149	(5)	$163	$312

Amit Klir, VP R&D	$216		$2	$218

Zachi Bar- Yehoshua, COO	$176		$20	$196

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

(3)	Includes a one-time IPO bonus to our Chief Executive Officer in the amount of NIS 312,000 (approximately $97,000).

(4)	Includes a one-time IPO bonus to our Chief Financial Officer in the amount of NIS 270,000 (approximately $84,000)

(5)	Includes a one-time IPO bonus to our former Chairman in the amount of $50,000 (plus VAT)

Employment Agreements and Service Agreements with Executive Officers

We have entered into written employment agreements and/or service agreements with each of our executive officers. These agreements are terminable by either party upon prior written notice ranging from 30 to 60 days. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. We contribute (usually following a trial period of three months) monthly amounts for the benefit and on behalf of all our employees located in Israel to a pension fund pursuant to Section 14 of Israel’s Severance Pay Law. Employees covered by Section 14 are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by us. Payments in accordance with Section 14 release us from any future severance liabilities in respect of those employees. We do not set aside or accrue any additional amounts to provide pension, severance, retirement or other similar benefits or expenses. Most of our executive officers do not receive benefits upon the termination of their respective employment with us, other than benefits under Section 14.

With the completion of our initial public offering, we paid a one-time IPO bonus to our Chief Executive Officer in the amount of NIS 312,000 (approximately $97,000), and granted our Chief Executive Officer options to purchase 156,081 ordinary shares (equal to 0.75% of our post-IPO share capital on a fully diluted basis), with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022). Such options will vest one-third following 12 months from the completion date of our initial public offering and the balance on a quarterly basis during the following 24 months.

In addition, with the completion of our initial public offering, we paid a one-time IPO bonus to our Chief Financial Officer in the amount of NIS 270,000 (approximately $84,000), and granted our Chief Financial Officer options to purchase 124,865 ordinary shares (equal to 0.6% of our post-IPO share capital on a fully diluted basis), with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022). Such options will vest one-third following 12 months from the completion date of our initial public offering and the balance on quarterly basis during the following 24 months.

Directors’ Service Contracts

We do not have written agreements with any director providing for benefits upon the termination of his engagement with our company.

Our board members are each entitled to (i) an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000. Board members may waive there right to receive the above fees or options or any part thereof, and director nominees may assign their right to remunerations to the shareholder which appointed them.

On October 21, 2020, we entered into a service agreement with Mr. Donnerstein under which he was engaged to serve as our active Chairman of the board. On January 19, 2023, this service agreement was terminated as Mr. Donnerstein resigned from his position as chairman and remained serving as a director. Pursuant to the agreement, in consideration for his services, Mr. Donnerstein was entitled to a monthly fee of $3,000 (plus VAT) which was increased to $10,000 (plus VAT) following our initial public offering. In addition, with the completion of our initial public offering, we paid Mr. Donnerstein a one-time IPO bonus in the amount of $50,000 (plus VAT) and granted Mr. Donnerstein options to purchase 266,216 ordinary shares, with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022). Such options will vest one-half following 12 months from the completion date of our initial public offering and the balance on quarterly basis during the following 24 months.

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

Diversity of the Board of Directors

Board Diversity Matrix (As of March 23, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	8

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

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Listing Rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mr. Oz Adler has accounting and financial expertise.

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

Committees of the Board of Directors

Audit Committee

Our audit committee is comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly-traded company must be independent directors under the Companies Law.

The members of our audit committee are Mr. Yossi Daskal, Mrs. Inbal Kreiss and Mr. Oz Adler.

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

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee are Mr. Yossi Daskal and Mr. Oz Adler, who will serve as external directors, and Mrs. Inbal Kreiss, who will serve as an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Listing Rules. The members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

Our board of directors has adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law).

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

The members of our compensation committee are Mr. Yossi Daskal, Mr. Oz Adler and Mrs. Inbal Kreiss, each of whom is “independent,” as such term is defined under the Nasdaq Listing Rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Listing Rules. Our board of directors has adopted a compensation committee charter.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interest of the company. Our board has adopted a compensation policy which was approved by our shareholders on March 27, 2022.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Mrs. Dana Spira, who has been serving as our internal auditor since May 2022. Mrs. Spira is a Certified Public Accountant and holds a B.A. degree in accounting and business and L.L.B law from Reichman University, Israel

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. We intend to appoint an internal auditor.

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

On March 23, 2023 the Compensation Committee of our Board of Directors resolved to approve the renewal of the Company’s directors’ and officers’ insurance policy, for a period of 12 months as of March 31, 2023, of a $7.5 million coverage, and an annual premium not to exceed $313,415, pursuant to the applicable regulations under Companies Law.

On March 28, 2022, our board of directors approved the purchase of a run-off insurance policy for directors and officers, which will cover past events. The insurance amount is NIS 18 million (approximately US$ 5.6 million) in aggregate plus reasonable legal defense costs, with Company retention for claims in North America of NIS 90,000 (approximately US$ 28,125) and Company retention for other claims of NIS 18,000 (approximately US$ 5,600). The policy is for seven (7) years as of April 4, 2022, and cost NIS 49,140 (approximately US$ 15,260). The purchase of the run-off director and officer insurance policy was approved by the Company’s shareholders on June 6, 2022.

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

We have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and the Companies Law, to the extent that these liabilities are not covered by insurance.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

We maintain one equity incentive plan (the “Option Plan”). As of March 23, 2023, the number of ordinary shares reserved for issuance under the Option Plan was 2,332,352. As of March 23, 2023, 1,900,896 options to purchase 1,900,896 ordinary shares were issued and outstanding, of which 827,458 options were vested as of that date, with an exercise price approximately $1.85-6.139 per share. Our board may, at any time during the term of the Option Plan increase the number of shares available for grant under the Option Plan subject to any required approval of the our shareholders of such increase if so required under applicable laws and/or our incorporation documents and/or any shareholders agreement, as shall be in effect from time to time.

Our Option Plan was adopted by our board of directors on January 31, 2017, and awards may be granted under the Option Plan until January 31, 2027. Our Option Plan was last amended on September 13, 2022. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this Option Plan.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 23, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after March 23, 2023 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Knorr-Bremse (1)	5,853,578	35.06%
Foresight Autonomous Holdings Ltd. (2)	2,688,432	16.46%
L.I.A. Pure Capital Ltd.(3)	869,470	5.35%
Directors and senior management who are not 5% holders:
Shahar Hania (4)	500,694	3.09%
Ofer Naveh(5)	96,930	0.60%
Zachi Bar-Yehoshua (6)	35,200	0.22%
Shmuel Donnerstein* (7)	401,380	2.44%
Eli Yoresh *(8)	30,163	0.19%
Ofer Grisaro (9)	8,333	0.05%
Amit Klir (10)	8,333	0.05%
Maximilian Eichhorn* (11)	-	-
Keren Aslan * (12)
Yossi Daskal * (13)	13,311	0.08%
Inbal Kreiss * (14)	13,311	0.08%
Oz Adler* (15)	-	-
Mark Cleobury*	-	-

All directors and senior management as a group (13 persons)	1,107,654	6.61%

*	Indicates director of the Company.

(1)	Consists of (i) 5,248,427 ordinary shares and (ii) 605,151 warrants to purchase 605,151 ordinary shares. The shareholder is Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, which is a 100% subsidiary of Knorr-Bremse AG which is a German company publicly traded on the Frankfurt Stock Exchange. As of January 1, 2023, Marc Llistosella is the chief executive officer of Knorr-Bremse AG.

(2)	Consists of (i) 2,446,152 ordinary shares, and (ii) 242,280 warrants to purchase 242,280 ordinary shares. Foresight Autonomous Holdings Ltd. is an Israeli company publicly traded on the Nasdaq. The chief executive officer of Foresight is Haim Siboni, and its address is 7 Golda Meir, Ness Ziona 7403650 Israel.

(3)	Based solely on a Schedule 13G filed with the SEC on January 13, 2023. Consists of (i) 717,450 ordinary shares with sole voting power, and (ii) 152,020 ordinary shares with shared voting power. Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of L.I.A. Pure Capital, and its address is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(4)	Consists of (i) 406,560 ordinary shares, and (ii) 94,138 options vested within 60 days, exercisable at a weighted average exercise price of $5.17 and expiring in January 2028, October 2030 and May 2032. Does not include options to purchase 134,855, ordinary shares exercisable at $1.85 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(5)	Consists of 96,930 options vested within 60 days, exercisable at a weighted average exercise price of $1.85 and expiring in January 2028, January 2030 and May 2032. Does not include options to purchase 83,243 ordinary shares exercisable at $1.85 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(6)	Consists of 35,200 options vested within 60 days, exercisable at a weighted average exercise price of $1.85 and expiring in January 2028 and January 2030. Does not include options to purchase 4,000 ordinary shares exercisable at $1.85 per share and expiring in September 2032, that vest in more than 60 days from the date hereof.

(7)	Consists of (i) 34,232 ordinary shares, and (ii) 367,148 options vested within 60 days, exercisable at a weighted average exercise price of $5.10 and expiring in October 2030 and May 2032. Does not include options to purchase 177,500 ordinary shares exercisable at $1.85 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(8)	Consists of 30,163 options vested within 60 days, exercisable at a weighted average exercise price of $4.25 and expiring in January 2028 and September 2032. Does not include options to purchase 26,621 ordinary shares exercisable at $1.85 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(9)	Consists of 8,333 options vested within 60 days, exercisable at a weighted average exercise price of $1.85 and expiring in September 2032. Does not include options to purchase 41,667 ordinary shares exercisable at $1.85 per share and expiring in September 2032, that vest in more than 60 days from the date hereof.

(10)	Consists of 8,333 options vested within 60 days, exercisable at a weighted average exercise price of $1.85 and expiring in September 2032. Does not include options to purchase 41,667 ordinary shares exercisable at $1.85 per share and expiring in September 2032, that vest in more than 60 days from the date hereof.

(11)	Does not include options to purchase 39,932 ordinary shares exercisable at $1.85 per share which Mr. Eichhorn is entitled to receive that have not yet been granted.

(12)	Does not include options to purchase 39,932 ordinary shares exercisable at $1.85 per share which were approved by the board of directors in March 2023 and are subject to approval by our shareholders.

(13)	Consists of 13,311 options vested within 60 days, exercisable at a weighted average exercise price of $1.85 and expiring in May 2032. Does not include options to purchase 26,621 ordinary shares exercisable at $1.85 per share and expiring in June 2032, that vest in more than 60 days from the date hereof.

(14)	Consists of 13,311 options vested within 60 days, exercisable at a weighted average exercise price of $1.85 and expiring in May 2032. Does not include options to purchase 26,621 ordinary shares exercisable at $1.85 per share and expiring in June 2032, that vest in more than 60 days from the date hereof.

(15)	Does not include options to purchase 39,932 ordinary shares exercisable at $1.85 per share and expiring in June 2032, that vest in more than 60 days from the date hereof.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

As of March 14, 2023, there were 69 holders of record of our ordinary shares, out of which one holder of record had a registered address in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons, except that that Knorr-Bremse beneficially owns approximately 35%, and Foresight beneficially owns approximately 16% of our outstanding ordinary shares as of the date of this Annual Report. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2021.

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

Knorr-Bremse

On March 18, 2019, we entered into an investment agreement, or the March 2019 Investment Agreement, with Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, according to which, we issued to Knorr-Bremse an aggregate amount of 1,803,296 ordinary shares, at a price of $5.54 per share for a total investment of $10,000,000.

In addition, as part of the March 2019 Investment Agreement, we also granted Knorr-Bremse warrants to purchase 655,732 ordinary shares with an exercise price of $5.54, which can be exercised in the event of the exercise of certain warrants held by our other shareholders. Warrants to purchase 132,308 ordinary shares have been exercised in consideration of approximately $734,000. All the remaining warrants expired.

On October 13, 2020, we entered into an additional investment agreement with Knorr-Bremse, or the Additional Investment Agreement, which was amended on December 2, 2021, pursuant to which we issued to Knorr-Bremse 51,282 Preferred A shares at a price of $195 per share for a total investment of $10,000,000.

Pursuant to the Additional Investment Agreement, Knorr-Bremse agreed that in the event that we do not complete additional capital raising in the amount of at least $3 million by September 30, 2021, we had an option during the period from October 1, 2021 to March 31, 2022, to demand that Knorr-Bremse invest in us an additional amount of $5 million in consideration for the allotment of 25,641 Preferred A shares, at a price of $195 per share, subject to certain limitations. On February 14, 2022, we and Knorr-Bremse signed a second amendment to the Additional Investment Agreement according to which from February 14, 2022, we are entitled to exercise the option in two installments as follows: (i) to call for up to $2,000,000 out of the option amount no later than March 31, 2022; and (ii) to call for up to $2,286,000 out of the option amount no later than June 30, 2022. The aforesaid option expired on the closing of our initial public offering on April 4, 2022.

On March 6, 2022, we issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share, after we called an amount of $2,000,000 out of the option amount.

Immediately prior to the completion of the IPO on April 4, 2022, 61,538 Preferred A shares were automatically converted into 2,707,672 ordinary shares (after giving effect to the issuance of 10,256 Preferred A shares described above).

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

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs. The following also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date hereof, and is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, as from 2018 is 23% However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” located in Israel owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period and certain other intangible property rights (other than goodwill), commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	A straight-line deduction of expenses related to a public offering over a three–year period commencing in the year of offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There is no assurance that we qualify as an Industrial Company or that the benefits described above will be available in the future.

The Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, or the Innovation Law, and its related regulations, research and development programs which meet specified criteria and are approved by the Israeli Innovation Authority, or the IIA, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part, pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire grant is repaid, together with an annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

The main obligations under the Innovation Law which are applicable to us as a grant recipient are:

Local manufacturing obligation: The terms of the Innovation Law require that the manufacture of products developed with IIA grants be performed in Israel. Manufacturing activity may not be transferred outside of Israel, unless the prior approval of the IIA is received. However, this does not restrict the export of products that incorporate the funded technology. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate) and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Innovation Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application its intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval.

Transfer of know-how outside of Israel: The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project, to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The regulations promulgated under the Innovation Law establish a cap of the redemption fee payable to the IIA under the above mentioned formulas and differentiate between two situations: (i) in the event that the funded company sells its IIA funded know-how, in whole or in part, or is sold as part of an merger and acquisition, or M&A, transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the total grants received from the IIA, including accrued interest; (ii) in the event that following the transactions described above the company undertakes to continue its research and development activity in Israel for at least three years following such transfer and maintain at least 75% of its research and development staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such research and development staff, then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred, or the entire amount received from the National Authority for Technological Innovation, or NATI, as applicable.

Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law. Transfer of such funded know-how to an Israeli entity is subject to the IIA approval and to an undertaking of the recipient Israeli entity to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

Licensing rules: In May 2017, the IIA issued new rules for licensing know-how developed with the IIA’s funding outside of Israel, or the Licensing Rules, which allow a company to enter into licensing arrangements or grant other rights in know-how developed under the IIA’s programs outside of Israel, subject to the prior consent of the IIA and payment of license fees, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge a company from the obligations to pay royalties or other payments to the IIA.

Certain reporting obligations: A recipient of grants under the Innovation Law is required to notify the IIA of certain events enumerated in the Innovation Law. In addition, the IIA may from time to time audit sales of products by companies which received funding from the IIA and this may lead to additional royalties being payable on additional product candidates.

We have not received any grants from the IIA. In the future, we may apply for such grants. In the event that a company has received IIA grants, the abovementioned restrictions and requirements for payment may impair the ability of such a company to sell its technology outside of Israel, or to outsource manufacturing or otherwise transfer know-how outside Israel and may require it to obtain the approval or the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. If such a company fails to comply with the Innovation Law, it may be subject to mandatory repayment of grants, together with interest and penalties, as well as be exposed to criminal charges.

Tax Benefits for Research and Development under the Encouragement of Industrial Research and Development Law, 5744-1984

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures related to scientific research and development that were not approved are deductible in equal amounts over three years.

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from 7the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions (including a group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities.

Taxation of our Shareholders

Capital Gains

Israeli capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance, distinguishes between “Real Gain” and the “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or the foreign exchange rate differences in certain cases, between the date of purchase and the date of sale. The Real Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus generated from December 31, 1993, is not subject to tax in Israel.

Real Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control.” “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).

Capital Gains Taxes is Applicable also to Non-Israeli Resident Shareholders.

A non-Israeli resident who derives capital gains from the sale, exchange or disposition of shares in an Israeli resident company listed on a non-Israeli stock exchange may be exempt from Israeli tax so long as the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) the capital gains are neither subject to section 101 of the Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israeli Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israeli Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12 month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred Enterprise, or a Preferred Technological Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

The following discussion summarizes certain U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Common Shares. For this purpose, a “U.S. Holder” is a holder of Common Shares that is, for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Common Shares. This summary generally considers only U.S. Holders that will own our Common Shares as capital assets and does not consider the U.S. federal income tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the income tax treaty currently in force between the United States and Israel, or the Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Common Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such U.S. Holder’s particular circumstances, such as the alternative minimum tax and the net investment income tax, and does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is subject to special rules under the Code, including: (1) a bank, insurance company, regulated investment company, or other financial institution; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Common Shares in connection with employment or other performance of services; (4) a U.S. Holder that holds our Common Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (5) a tax-exempt organization, qualified retirement plan, individual retirement account or other tax-deferred account; (6) real estate investment trusts or grantor trusts; (7) a U.S. expatriate or a former long-term resident of the United States; or (8) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, Common Shares representing 10% or more of the stock of our Company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Common Shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Common Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Company Rules” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on the Common Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Common Shares to the extent thereof, and then as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation,” provided that certain holding-period requirements and other conditions are satisfied. A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United that the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. The IRS has stated that the Treaty satisfies this requirement and we believe we are eligible for the benefits of the Treaty. In addition, our dividends will be qualified dividend income if our Common Shares are readily tradable on Nasdaq or another established securities market in the United States. However, we will not be a qualified foreign corporation if we are a PFIC, as described below under “Passive Foreign Investment Company Rules,” for the taxable year in which we pay a dividend or for the preceding taxable year.

Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable tax treaty rate), if any, on dividends paid by us may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. For purposes of calculating the U.S. foreign tax credit, dividends paid with respect to our Common Shares generally will be treated as foreign source income and as passive category income. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any foreign income tax imposed with respect to their Common Shares, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law.

The rules relating to the determination of the foreign tax credit are complex, and each U.S. Holder should consult its tax advisors to determine whether and to what extent such U.S. Holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Common Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Company Rules,” upon the sale, exchange or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Common Shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Common Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Common Shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year with respect to which either:

●	75% or more of our gross income constitutes passive income for purposes of the PFIC rules; or

●	50% or more of our assets (generally determined on the basis of a quarterly average value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from certain commodities and securities transactions. Cash generally is treated as generating passive income. The value of goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year.

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2022, and although we have not determined whether we will be a PFIC in 2023, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The tests for determining PFIC status are applied annually after the close of the taxable year, and therefore our possible status as a PFIC may be subject to change. Further, because the value of our goodwill may be determined based on the market value of the Common Shares, a decrease in the market value of the Common Shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that we will not be a PFIC for any taxable year. If we are treated as a PFIC during a U.S. Holder’s holding period for Common Shares, we will, with respect to such U.S. Holder, continue to be treated as a PFIC, regardless of whether we satisfied either of the qualification tests in subsequent years, subject to certain exceptions.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our Common Shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the Common Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as excess distributions. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

As an alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election with respect to the Common Shares, provided such Common Shares are treated as “marketable stock.” The Common Shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. The Common Shares will be marketable stock as long as they remain listed on Nasdaq, which is a qualified exchange for this purpose, and are regularly traded.

If a U.S. Holder makes a valid mark-to-market election with respect to the Common Shares, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Common Shares held at the end of the taxable year over the adjusted tax basis of such Common Shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the Common Shares over the fair market value of such Common Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to- market election. The U.S. Holder’s adjusted tax basis in the Common Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Common Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Common Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

If we are determined to be a PFIC, we do not intend to provide the information necessary for a U.S. Holder to make a qualified electing fund, or QEF, election with respect to the Common Shares which, if available, would result in a tax treatment different from (and generally less adverse than) the general tax treatment for PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Common Shares are urged to consult their tax advisors concerning the application of the PFIC rules to their Common Shares under their particular circumstances

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Failure to file IRS Form 8938 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of the Common Shares.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of the Common Shares, dividends paid on the Common Shares and the proceeds received on the disposition of the Common Shares effected within the United States (and, in certain cases, outside the United States), in each case other than with respect to U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

J. Annual Report to Security Holders.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2022 by approximately 4.24% and 8.09%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Remediation Efforts on Previously Reported Material Weaknesses

During the audit of our financial statements for the years ended December 31, 2020 and 2021, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weaknesse that was identified was related to our entity level control components relating to documenting our financial reporting process.In 2022, we implemented controls to remedy this material weakness. In 2022, we hired our controller which joined our CFO as part of a process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. We engaged outside consultants (which is also our Internal auditor) and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting and we validated through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. In May 2022, we added a financial expert to the audit committee of the board of directors.

As a result of these remediation activities and based on testing of the new and modified controls for operating effectiveness, our management concluded that we remediated the previously reported material weakness as of December 31, 2022.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Oz Adler, is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended December 31, 2022, and 2021.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2022, and 2021:

	Year Ended December 31,
	2022	2021
(USD in thousands)
Audit fees (1)	120	120
Audit-related fees (2)	220	-
Tax fees (3)	21	6
All other fees	-	-

Total	361	126

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares and warrants on the Nasdaq Capital Market, we are required to comply with the Nasdaq Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Our amended and restated articles of association provides that shareholders are entitled to appoint a director to the Company’s board of directors for each 10% of the Company’s outstanding share capital that they own and such appointment shall be for undefined period. Additional board members are elected at our shareholder’s annual meetings and in such case they shall serve on the board of directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. The nominations for directors are made in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association does not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Directors, Senior Management and Employees—Board Practices—External Directors.” The definition of independent director under Nasdaq Listing Rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Listing Rules. However, it is possible for a director to qualify as an ’‘external director’’ under the Companies Law without qualifying as an ’‘independent director’’ under the Nasdaq Listing Rules, or vice-versa. Our board of directors has determined that Mr. Yossi Daskal, Oz Adler, and Mrs. Inbal Kreiss are “independent” for purposes of the Nasdaq Listing Rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Listing Rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of the Company, as currently in effect (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022 and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.2	Form of Warrant (included as Exhibit 4.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.3	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.4*	Rail Vision Ltd. Amended Share Option Plan, amended as of September 13, 2022

4.5	Compensation Policy (included as Exhibit 10.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.6	Amended and Restated Investors’ Rights Agreement between the Company, Knorr-Bremse and Foresight, dated October 13, 2020 (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

4.7	Framework agreement between the Company and Knorr-Bremse Rail Systems Schweiz AG, dated August 2020 (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.8	Investment Agreement between the Company and Knorr-Bremse, dated October 13, 2020 (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.9	Strategic Partnership Agreement by and between the Company and Knorr-Bremse, dated August 19, 2021 (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

101	The following financial information from Rail Vision Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

RAIL VISION LTD.

Date: March 23, 2023	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

Rail Vision Ltd.

Financial Statements

As of December 31, 2022

Rail Vision Ltd.

Financial Statements

As of December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RAIL VISION LTD.

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2022 and 2021 and the related statements of comprehensive loss, change in convertible preferred shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s lack of sufficient revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 23, 2023

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2022	2021

ASSETS

Current assets
Cash and cash equivalents		$8,270	$1,649
Restricted cash		222	200
Accounts receivable		115	87
Other current assets	3	225	472
Total current assets		8,832	2,408

Operating lease - right of use asset	13	1,151	1,433
Fixed assets, net	4	449	570
		1,600	2,003
TOTAL ASSETS		10,432	4,411

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		56	139
Current operating lease liability	13	281	299
Other accounts payable	5	1,032	1,114
Total current liabilities		1,369	1,552

Non-current operating lease liability	13	798	1,221

TOTAL LIABILITIES		2,167	2,773
Temporary equity
Preferred A shares, NIS 0.01 par value; Authorized 100,000 shares; Issued and outstanding: No shares as at December 31, 2022 and 51,282 shares as of December 31, 2021;	7	—	9,965

Shareholders’ equity (deficit)
Ordinary shares, NIS 0.01 par value; Authorized 99,900,000 shares; Issued and outstanding: 15,896,040 and 9,157,324 shares as of December 31, 2022 and 2021	8	46	25
Additional paid in capital	8	63,033	35,987
Accumulated deficit		(54,814)	(44,339)
Total shareholders’ equity (deficit)		8,265	(8,327)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY		10,432	4,411

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020

Revenues		$421	$888	$—
Cost of revenues		(661)	(657)	—

Gross profit (loss)		(240)	231	—

Research and development expenses, net	9	(6,230)	(7,208)	(7,205)

General and administrative expenses	10	(4,265)	(3,316)	(3,500)

Operating loss		(10,735)	(10,293)	(10,705)

Financial income (expenses), net		260	73	(2)

Net loss		(10,475)	(10,220)	(10,707)

Basic and diluted loss per ordinary share		$(0.74)	$(1.12)	$(1.17)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share(*)		14,174,422	9,148,143	9,136,600

(*)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022 (see note 1C).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Convertible Preferred Shares and Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares(**)		Additional		Total shareholders’
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	equity (deficit)
BALANCE AS OF DECEMBER 31, 2019			9,136,600	25	33,052	(23,412)	9,665

CHANGES DURING 2020:
Issuance of convertible preferred shares, net of issuance costs(***)	51,282	4,965	—	—	—	—	—
Share-based payment	—	—	—	—	1,949	—	1,949
Net loss	—	—	—	—	—	(10,707)	(10,707)

BALANCE AS OF DECEMBER 31, 2020	51,282	4,965	9,136,600	25	35,001	(34,119)	907

CHANGES DURING 2021:
Issuance of convertible preferred shares	—	5,000	—	—	—	—	—
Issuance of shares as a result of exercise of options	—	—	20,724	(*)	127	—	127
Share-based payment	—	—	—	—	859	—	859
Net loss	—	—	—	—	—	(10,220)	(10,220)

BALANCE AS OF DECEMBER 31, 2021	51,282	9,965	9,157,324	25	35,987	(44,339)	(8,327)

(*)	Represents an amount less than $1.
(**)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022 (see note 1C)
(***)	Issuance costs in the amount of approximately $35.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Convertible Preferred Shares and Changes in Shareholders’ Equity (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares(**)		Additional		Total shareholders’
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	equity (deficit)
CHANGES DURING 2022:
Issuance of convertible preferred shares	10,256	2,000	—	—	—	—	—
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	2,707,672	8	11,957	—	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance costs(***)	—	—	3,787,241	12	13,575	—	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	—	—	242,131	1	999	—	1,000
Issuance of ordinary shares as a result of exercise of options	—	—	1,672	(*)	10	—	10
Share-based payment	—	—	—	—	505		505
Net loss	—	—	—	—	—	(10,475)	(10,475)
BALANCE AS OF DECEMBER 31, 2022	—	—	15,896,040	46	63,033	(54,814)	8,265

(*)	Represents an amount less than $1.

(**)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022 (see note 1C)

(***)	Issuance costs in the amount of approximately $2,060.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities
Loss for the year	$(10,475)	$(10,220)	$(10,707)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	150	142	190
Share-based payment	505	1,055	2,281
Change in operating lease liability	(159)	(91)	134

Changes in operating assets and liabilities:

Decrease (increase) in other current assets	163	(381)	15
Increase (decrease) in trade accounts payable	(83)	87	(86)
Increase (decrease) in other accounts payable	(82)	(540)	973

Net cash used in operating activities	(9,981)	(9,948)	(7,200)

Cash flows from investing activities
Purchase of fixed assets	(29)	(273)	(122)

Net cash used in investing activities	(29)	(273)	(122)

Cash flows from financing activities:
Issuance of preferred A shares	2,000	5,000	4,965
Proceeds from a convertible debt	1,000	—	—
Proceeds from exercise of options	10	127
Issuance of ordinary shares and warrants, net of issuance expenses	13,643	—	—

Net cash provided by financing activities	16,653	5,127	4,965

Increase (decrease) in cash, cash equivalents and restricted cash	6,643	(5,094)	(2,357)
Cash, cash equivalents and restricted cash at the beginning of the period	1,849	6,943	9,300

Cash, cash equivalents and restricted cash at the end of the period	8,492	1,849	6,943

	Year ended December 31,
	2022	2021	2020
Non Cash Activities:
Obtaining a right-of-use asset in exchange for a lease liability	—	458	35
Conversion of preferred shares	11,965	—	—
Conversion of a convertible debt	1,000	—	—
Decrease of deferred expenses against additional paid in capital	56	—	—

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Reporting Entity:

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is a development-stage technology Company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. The Company’s railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively (see Note 8B (8) below).

The Company’s activities are subject to significant risks and uncertainties. The Company has incurred significant losses since the date of its inception and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks including, among other things, competition associated with the industry in general, risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

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

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

C.	Issuance of bonus shares:

On February 13, 2022, the Company effected a bonus shares issuances under Israeli law to reflect the effect of 44-for-1 forward share split of the Company’s ordinary shares. Accordingly, (i) for each one share of outstanding ordinary shares, 43 additional ordinary shares were issued and distributed to the holder thereof; (ii) the number of ordinary shares issuable upon the exercise of each outstanding convertible preferred shares, warrant and option was proportionately increased by 43 additional ordinary shares; (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately adjusted; (iv) the authorized number of ordinary shares was increased in order to reflect such issuance of bonus shares; and (v) the par value of ordinary shares was not adjusted as result of this issuance of bonus shares. All share amounts, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the issuance of the bonus shares.

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

D.	Cash and cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired, readily convertible to known amounts of cash and subject to an insignificant risk. Restricted cash consists of deposits pledged to a bank that provided guarantee in connection with an operating lease.

E.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, restricted cash, trade accounts payable, accrued expenses and employees and related expenses recorded in other accounts payable, approximate their fair value due to the short-term maturity of these instruments.

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact. The Company also considers assumptions that market participants would use when pricing the asset or liability, such as, inherent risk, transfer restrictions and risk of nonperformance.

F.	Fixed assets:

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2022 and 2021, no impairment losses were recognized.

H.	Accrued post-employment benefit:

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

I.	Revenue recognition:

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

Revenues from product sales are recognized upon the transfer of control, which is generally upon shipment or delivery.

Deferred revenue represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met.

The current portion of deferred revenue represents the amount to be recognized within one year from the balance sheet date based on the estimated performance period of the underlying performance obligation, see Note 5 below.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Share-based payment:

The Company applies ASC 718-10, “Share-Based Payment,” (“ASC 718-10”) which requires the measurement and recognition of compensation expenses for all share-based payment awards granted to employees and directors including share options granted under the Company’s incentive share option plan based on estimated fair values.

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

K.	Leases:

On January 1, 2019, the Company early adopted ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements as of such date. The Company leases office space and vehicles under operating leases.

Operating leases are included in operating lease right of use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. The Company’s incremental borrowing rate is used in determining the present value of lease payments because rate implicit in the Company’s leases is not readily determinable. The operating lease ROU asset excludes lease incentives. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. Operating lease expense for is recognized on a straight-line basis over the lease term, variable payments are expensed in the periods incurred.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from leases with initial terms of 12 months or less. Instead, the Company continues to record such lease expenses on a straight-line basis over the lease term in the statements of comprehensive loss.

L.	Research and development expenses, net:

Research and development expenses, net, are charged to the statements of comprehensive loss as incurred.

M.	Basic and diluted net loss per ordinary share:

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3 - OTHER CURRENT ASSETS

Composition:

	December 31,
	2022	2021

Government institutions	$27	$100
Deposits at the Chamber of Commerce	49	54
Deferred offering expenses	—	56
Deferred expenses	—	197
Prepaid expenses	118	13
Other	31	52
	$225	$472

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2022	2021
Cost:

Computers and software	$767	$754
Laboratory equipment	197	196
Furniture and office equipment	178	177
Leasehold improvement	136	136
	1,278	1,263
Accumulated depreciation:

Computers and software	$565	$535
Laboratory equipment	79	55
Furniture and office equipment	126	57
Leasehold improvement	59	46
	829	693

Carrying amount	$449	$570

Depreciation expenses for the years ended December 31, 2022, and 2021 were $150 and $142, respectively.

NOTE 5 - OTHER ACCOUNTS PAYABLE

	December 31,
	2022	2021

Employees and related expenses	$824	$828
Accrued expenses	208	199
Deferred revenues (*)	—	87
	$1,032	$1,114

(*)	See also Note 6H below.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Collaboration Agreement with Israel Railways Ltd. (“Israel Railways”):

In August 2016, the Company and Israel Railways entered into an agreement for cooperation between the parties, which was further amended on January 19, 2020, and on July 1, 2021 (“the Railway Agreement”). Under the Railway Agreement, the Company undertook to fulfill certain functions for the development, marketing, distribution and sale of the systems, and Israel Railways undertook to provide the Company with services and the means to perform tests and experiments, mainly in the form of logistics and manpower, and to provide the Company with information on certain data that will be provided at the discretion of Israel Railways.

Pursuant to the Railway Agreement, the Company agreed to pay Israel Railways the following:

-	During the period from August 3, 2016 until the earliest of (a) a period of 5 years from the date of the first commercial sale or (b) the date of an initial public offering or (c) a change of control (as defined in the Railway Agreement), Israel Railways will be entitled to a payment of royalties in the amount of 2.75% of the Company’s net sales.

-	During the period from August 3, 2016 until the earliest of: (a) the date of an initial public offering, (b) a change of control (as defined in the Railways Agreement) Israel Railways will be entitled to a payment of a total of 1.5% of the total proceeds from an Initial Public Offering (“IPO”) or consideration, received by the Company or its shareholders, as a result of change of control (as defined in the Railway Agreement).

Upon the completion of the initial public offeringon April 4, 2022 (see Note 8B(8)) the Company paid to Israeli Railways a consideration of 1.5% of the actual IPO proceeds, which was approximately $213 and its right for payment of royalties has expired.

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

The Railway Agreement was terminated and canceled by the parties under an agreement signed on January 31, 2023 (see Note 14A below).

B.	Memorandum of Understanding with Israel Railways:

On August 12, 2021, the Company signed a non-binding Memorandum of Understanding (“MOU”) with Israel Railways which summarizes the general terms and conditions to be included in a detailed commercial agreement between the parties (the “Railways Commercial Agreement”).

According to the MOU, the Company and Israel Railways will conduct negotiations in good faith, with a view to entering into the Railways Commercial Agreement as soon as possible before May 31, 2022. During the negotiations, Israel Railways has started conducting technical tests and analysis of the Company’s Main Line system on a locomotive of Israel Railways.

Subsequent to December 31, 2022 on January 31, 2023 the Company signed the Railways Commercial Agreement with Israel Railways. See Note 14A below.

C.	Service Agreement with a Consultant:

In December 2020, the Company entered into a service agreement with a consultant (the “Consultant”) according to which the Consultant will lead, control and consult the Company’s management in its negotiations with Israel Railways relating the Homologation Process (as defined below) and the commercial sales of the Company’s systems to Israel Railways.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

C.	Service Agreement with a Consultant: (Cont.)

The “Homologation Process” will include defining and receiving all the required written licenses, consents and approvals, both in Israel and abroad, for installing the Company’s systems on Israel Railways locomotives for operational use.

“Commercial Sales” shall include negotiating and signing supply agreement(s) or purchase orders between the Company and Israel Railways under which Israel Railways shall purchase from the Company at least five (5) Systems, the supply and installation of at least five Systems on Israel Railways locomotives and receiving the entire consideration by the Company from Israel Railways under the above supply agreements or purchase orders.

If a written consent is received by the Company from the authorized representatives of Israel Railways to enter into a Homologation Process with the Company, subject to its successful completion and enter into negotiations regarding the purchase of the Company’s systems by Israel Railways (the “Triggering Event”), then:

-	Subject to satisfactory completion of the Homologation Process no later than 12 months as of the Triggering Event, the Company shall pay the Consultant a onetime bonus payment of NIS 150,000, plus VAT (approximately $47) (the “Homologation Bonus”).

-	Subject to satisfactory completion of Commercial Sales, no later than 18 months as of the Triggering Event, the Company shall pay the Consultant a onetime bonus payment of NIS 350,000, plus VAT (approximately $109) (the “Commercial Bonus”).

The signing of the MOU on August 12, 2021 mentioned in Note 6B above constitutes the occurrence of the Triggering Event as defined above, and accordingly on December 20, 2021, the Company granted options to the Consultant for the purchase of 25,080 of the Company’s ordinary shares at an exercise price of $6.1393 per share. The Consultant will be eligible to exercise the options upon completion of both the Homologation Process and the sale process for a period of 24 months from the date of their grant.

The Consultant’s right for the Homologation Bonus and the Commercial Bonus has expired on August 12, 2022 and February 12, 2023, respectively, as the periods of 12 and 18 months, respectively, from the occurrence of the Triggering Event has passed without the completion of both terms.

In return for his services, in addition to the bonus, the Company agreed to pay the Consultant a monthly remuneration in the amount of approximately $3, plus VAT.

The service agreement with the Consultant is in effect from November 1, 2020, until the completion of the services determined in the agreement, as detailed above. Either party may terminate the agreement with 30 days’ notice. On July 29, 2021, the Company sent a termination notice to the Consultant.

D.	Memorandum of Understanding between the Company and Knorr-Bremse:

On September 17, 2020, a non-binding memorandum of understanding (the “Knorr-Bremse MOU”) was signed between the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (“Knorr-Bremse”) regarding cooperation between the parties with respect to Light Rail Vehicle (“LRV”) systems.

Following the signing of the Knorr-Bremse MOU, in December 2020, Knorr-Bremse placed a purchase order to the Company for developing two prototypes of the LRV system according to specifications required by Knorr Bremse (the “Knorr Bremse Purchase Order”). In return for the development of the two prototypes, Knorr Bremse paid the Company a total of approximately EUR 397 thousand (approximately $471).

As of December 31, 2021 the Company completed its commitment according to the Knorr Bremse Purchase Order for the supply of the two LRV prototype systems to Knorr-Bremse. Accordingly, the Company recognized revenues in 2021 from the sale of the two LRV prototype systems and the related services in a total amount of approximately $471.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

E.	Framework agreement with Knorr-Bremse Rail Systems Schweiz AG (“KBCH”):

In August 2020, the Company entered into a framework agreement (the “KBCH Framework Agreement”) with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of the Company’s shunting yard system to Schweizerische Bundes Bahnen Cargo (“SBBC”), a freight train company in Switzerland.

Under the KBCH Framework Agreement, the Company provided KBCH with one prototype of the shunting yard system which has been installed on a shunting locomotive in the SBBC shunting yard, for the purpose of examining the operational performance of the shunting yard system (the “Operational Function Test”).

In consideration for the prototype provided for the Operational Function Test, KBCH paid the Company the amount of approximately EUR 244 thousand (approximately $292). In addition, in order to support the Operational Function Test procedure, the Company undertook to provide various professionals, as needed, in exchange for payment at the maximum rates and amounts determined in the KBCH Framework Agreement. Accordingly, during 2021, KBCH paid the Company an additional amount of approximately. EUR 110 thousand (approximately $125) for the Company’s services supporting the installation and operation of the system and its participation in part of the overall licensing process of the operating concept that were fully provided during the reporting period.

As the delivery of the prototype and the provision of the services described above were identified by the Company as a single performance obligation, during 2021, the Company recognized revenues from the sale of the prototype and the related services in the total amount of approximately $417.

F.	Strategic partnership agreement between the Company and Knorr-Bremse

On August 19, 2021, the Company entered into a strategic partnership agreement which summarizes the understandings for strategic cooperation between the parties.

The agreement was approved by the Company’s Board of Directors on August 25, 2021 and by the Company’s General Meeting on August 26, 2021.

G.	Agreement for supplying equipment and services with Hitachi Rail STS Australian Pty Ltd. (“STS”)

In April 2021, the Company entered into an agreement to supply equipment, personnel and services with STS, which enables STS, as the main supplier, to supply to an Australian railway company Rio Tinto Railway Network, a prototype of the Company’s Main Line system, for demonstrations and examining the operational activity of the Main Line system (the “Long-Term Pilot”).

In September 2022, the Company completed the Long-Term Pilot and accordingly recognized revenues in the year ended December 31, 2022 from the Long Term Pilot in the total amount of EUR 192 thousands (approximately $202).

H.	In September 2021 the Company received a purchase order (“PO”) from a customer in the United States (the “U.S. Customer”) for a Proof of Concept (“POC”) regarding to a detection system which will focus on railway infrastructure inspection and is based on the Company’s sensors and algorithmic capabilities, utilizing cloud computing to handle data collections and measurements. In October 2021, the U.S. Customer paid the Company a total amount of $87 as an advance payment according to the PO. As of December 31, 2021 the Company’s recorded deferred revenues in the amount of $87 in other accounts payable.

In March 2022, the Company completed the POC and accordingly recognized revenues in the year ended December 31, 2022 from the POC in the total amount of approximately $219.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - CONVERTIBLE PREFERRED SHARES

Issuance of Preferred A Shares

On October 13, 2020, the Company and Knorr-Bremse entered into an investment agreement under which the Company issued 51,282 Preferred A shares to Knorr-Bremse, in exchange for a total investment of $10,000. As of December 31, 2021, the net proceeds, after deducting closing costs and fees, amounted to $9,965.

In addition, the Company was given, under the investment agreement, an option to demand Knorr-Bremse to invest an additional amount of $5,000 at the same price per share (the “Call Option”), provided the existence of circumstances as detailed in the investment agreement. The Call Option was accounted as a derivative and valued at zero. On December 2, 2021, and February 14, 2022 the Company and Knorr-Bremse signed two amendments to the investment agreement, according to which, the Company will be entitled to exercise its option in 2 installments as follows: (i) up to $2,000 will be exercisable through March 31, 2022; and (ii) up to $2,286 will be exercisable through June 30, 2022. The aforesaid option shall expire on the closing of the Company’s IPO if such shall occur prior to June 30, 2022. On March 6, 2022, the Company exercised its first installment of $2,000 and as a result issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share.

Preferred A shares were entitled to all the rights of the Company’s ordinary shares and additional rights regarding liquidation preference and listing rights. Holders of Preferred A shares were entitled, at their option, to convert the Preferred A shares at any time into the Company’s ordinary shares in a 1:44 ratio. In addition, prior to the Company’s IPO, all Preferred A shares will be immediately converted into the Company’s ordinary shares in a 1:44 ratio, and, accordingly, all rights stated are revoked upon their conversion into the Company’s ordinary shares.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 8B(8)), 61,538 Preferred A shares were automatically converted into 2,707,672 ordinary shares (after giving effect to the issuance of 10,256 Preferred A shares described above).

NOTE 8 - SHAREHOLDERS’ EQUITY

A.	The rights of ordinary shares are as follows:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

Regarding Issuance of bonus shares see Note 2C above.

B.	Issuance of ordinary shares and warrants:

(1)	In August and November 2016, the Company raised gross proceeds of $1,960 (net proceeds, after deducting closing costs and fees) through private placements of its ordinary shares. The Company issued an aggregate of 1,465,992 ordinary shares at a price of $1.36 per share and three series of warrants (A, B and C) to purchase 3,135,572 ordinary shares.

From January 10, 2018 through November 2, 2018, series A and C warrants were exercised into 1,639,000 ordinary shares for an aggregate of $7,158. The remaining series C warrants to purchase 17,732 ordinary shares expired on November 2, 2018.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

During May 2019, series B warrants to purchase 234,608 of the Company’s ordinary shares were exercised for an aggregate of $1,411 and series B warrants to purchase 1,281,456 ordinary shares expired on May 1, 2019.

(2)	In September and October 2017, the Company raised $5,192 (net proceeds, after deducting closing costs and fees) through private placements of its ordinary shares. The Company issued an aggregate of 951,676 ordinary shares at a price of $6.14 per share and two series of warrants (D and E) to purchase 951,676 ordinary shares.

During March 2019, series D warrants to purchase 81,884 of the Company’s ordinary shares were exercised for an aggregate of $470 and series D warrants to purchase 214,500 ordinary shares expired on March 19, 2019.

During April 2019, series E warrants to purchase 303,512 of the Company’s ordinary shares were exercised for an aggregate of $1,711 and series E warrants to purchase 434,016 ordinary shares expired on April 6, 2019.

(3)	From February through May 2018, the Company raised gross proceeds of $2,511 (net) through private placements of its ordinary shares (the “2018 Private Placement”). The Company issued an aggregate of 184,844 ordinary shares.

The investment transaction detailed in Note 8B (4) below, triggered anti-dilution rights that were included in the above mentioned private placement, and accordingly an additional 510,752 ordinary shares were issued to the investors in the 2018 Private Placement.

(4)	On March 19, 2019, the Company and Knorr-Bremse entered into an agreement whereby Knorr-Bremse invested $9,941 (after deducting closing costs and fees) in the Company in consideration of an issuance of an aggregate number of 1,803,296 ordinary shares of the Company at a price per share equal to $5.54.

Knorr-Bremse were also issued warrants to purchase up to 655,732 of the Company’s ordinary shares at an exercise price per share of $5.54 (the “KB Warrants”). The KB Warrants shall become exercisable (i) only upon an exercise of warrants of the respective class (i.e. series B warrants, series D warrants and series E warrants, as the case may be), and (ii) only for the number of additional ordinary shares in accordance with the formula of approximately 20% of the number of issued ordinary shares originating from the exercised KB warrants of the respective class, all as specified in the agreement. During March 2019 through May 2019, all of the KB warrants have been exercised or expired (see also Note 8B(1) – (2) above).

(5)	During April – June 2021, an aggregate of options to purchase 20,724 Ordinary Shares were exercised by former Company employees resulting in proceeds of $127.

(6)	During March 2022, options to purchase 1,672 Ordinary Shares were exercised by former Company employees resulting in proceeds of $10.

(7)	In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with its two main shareholders providing for financing in the aggregate amount of $1,000 (the “Investment Amount”) which was subsequently amended in March 2022.

The SAFE provides for the conversion of the Investment Amount into the Company’s ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of an initial public offering the Investment Amount shall automatically convert into the number of shares and warrants equal to the Investment Amount divided by the initial public offering price. The warrants which shall be issued shall have the same terms as the warrants to be issued in the initial public offering except such warrants shall not be registered under the Securities Act of 1933, as amended, and shall not be tradeable.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 8B(8) below) the Investment Amount was automatically converted to 242,131 ordinary shares and 242,131 warrants to purchase ordinary shares, with an exercise price of $4.13 per share, immediately exercisable and will expire five years from the date of issuance.

(8)	On April 4, 2022, the Company completed its IPO, in which the Company issued 3,787,241 units. Each unit includes one ordinary share and one warrant to purchase one ordinary share at an exercise price of $4.13. The warrants are exercisable at any time up to five years after the IPO.

Gross proceeds for the offering were approximately $15,647 (including exercise of over-allotment options as described below) and net proceeds of approximately $13,587 after deducting underwriting discounts and commissions and offering expenses.

The Company granted Aegis Capital Corp, the underwriter (“Aegis”), a 45-day over-allotment option to purchase additional ordinary shares and/or warrants to purchase additional ordinary shares up to 15% of the number of ordinary shares and warrants, respectively, sold in the IPO solely to cover over-allotments, if any. On April 4, 2022, Aegis partially exercised its over-allotment option with respect to 568,086 warrants to purchase ordinary shares.

C.	Equity Incentive Plan:

In January 2017, the Board authorized an incentive share option plan which was amended on March 21, 2022, and on September 13,2022 (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

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

(1)	As part of the Railway Agreement entered into on August 3, 2016, which was amended on January 19, 2020, and on July 1, 2021, the Company issued options to purchase up to 195,448 ordinary shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. The options were exercisable on each issuance date and recorded as deferred expenses which are amortized over 5 years beginning August 2016. In respect of such option issuance an amount of $196, $331, were recorded in the Company’s statements of comprehensive loss for the years ended December 31, 2021 and 2020, respectively included in research and development expenses and no expenses were recorded in the year ended December 31, 2022 According to amendments to the option agreement the warrants will expire at the earlier of the following: (1) the passing of five business days following Israel Railways’ receipt of a government approval; or (2) June 30, 2023. On January 25, 2023, Israel Railways notified the Company that it exercises its option and accordingly the Company issued 195,448 ordinary shares to Israel Railways.

(2)	On January 4, 2018, the Company granted to three consulting service providers options to purchase 98,120 ordinary shares at an exercise price of $6.1393 per share. One third of the options vested upon the first year anniversary and the remainder of the options vested in eight quarterly tranches over a period of two years.

(3)	Regarding the grant of options to a Consultant in connection with the Company’s arrangement with Israel Railways, see Note 6C above.

(4)	Regarding the grant of warrants to an IR service provider, subsequent to December 31, 2022, see Note 14D below.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which was based on the following assumptions: weighted average volatility of 68%, risk free interest rates of 0.43%-2.83%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2022				2021			2020
	Amount of options	Weighted average exercise price		Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
		$				$			$
Outstanding as of beginning of period	1,264,868	6.14	(*)	7.5	1,639,792	6.14	8.9	706,728	6.14	4.9
Granted	1,058,890	1.85			—	—		1,502,248	6.14
Exercised	(1,672)	6.14			(20,724)	6.14		—	—
Forfeited or expired	(421,190)	6.14			(354,200)	6.14		(569,184)	6.14

Outstanding as of end of period	1,900,896	2.20		8.2	1,264,868	6.14	7.5	1,639,792	6.14	6.5
Exercisable as of end of period	805,062	2.46		6.6	683,723	6.14	7.4	595,980	6.14	6.8

(*)	Regarding repricing during 2022, see Note 8E(3)(k) below.

The weighted average fair value of options granted during the year ended December 31, 2022, was $0.479 per share.

As of December 31, 2022, the total unrecognized share-based payment expenses related to nonvested awards was $498, which is expected to be recognized over the next 2.75 years.

(3)	Options granted:

a)	On January 4, 2018, the Company granted options to purchase 452,496 ordinary shares to its employees and directors at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years. One third of the options vested upon the first-year anniversary of the grant date and the remainder of the options vested in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2020, the Company recorded an expense of $409. For the year ended December 31, 2021, the Company recorded a net reversal of previously recognized expense of $9 due to termination of several employees in respect for such grant. No expenses have been recorded for the year ended December 31, 2022.

b)	On June 24, 2018, the Company granted options to purchase 188,100 ordinary shares to its employees and directors at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One third of the options vested upon the first-year anniversary and the reminder vested in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2021 and 2020, the Company recorded an expense of $89 and $303, respectively, in respect for such grant. No expenses have been recorded for the year ended December 31, 2022.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

(3)	Options granted: (Cont.)

c)	On January 22, 2020, the Company granted options to purchase 671,308 ordinary shares to its employees at an exercise price of $6.14 per share (of which options to purchase 74,580 ordinary shares were to the Company’s former CEO that were forfeited at the end of his employment in December 2020). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 18, 2020 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2022, 2021 and 2020, the Company recorded an expense of $163, $380 and $812, respectively, in respect for such grant.

d)	In October 2020, the Company granted to its former chairman of the Board options to purchase 556,820 ordinary shares are exercisable at an exercise price of $6.14 per share. The options vest as follows: (1) options to purchase 139,205 ordinary shares vested in one tranche at the end of 12 months from October 13, 2020; and (2) options to purchase 278,410 ordinary shares will vest in the event that the Company generate a cumulative order backlog (as defined in the option agreement) in the amount of not less than $7,000 by the end of 18 months from October 13, 2020; (3) options to purchase 139,205 ordinary shares will vest in the event that the Company reaches a cumulative order backlog of $15,000 by the end of 24 months from October 13, 2020 (including the first cumulative order backlog); and all subject to him serving as the active Chairman of the Company’s Board at the time of vesting.

In the event that the Company effectuates an initial public offering, 25% of his unvested options (i.e., 139,216 options) shall be accelerate and considered fully vested immediately prior to the closing of the IPO. Accordingly, upon the completion of the IPO on April 4, 2022 (see Note 8B(8)), 139,216 have been accelerate and are considered fully vested.

As of December 31, 2022, a total of 278,410 of the former chairman’s options has expired as the periods of 18 and 24 months has passed and the Company did not reach the required cumulative order backlogs, as detailed above.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded an expense of $133, $332 and $199,respectively, in respect for such grants.

e)	In October 2020, the Company granted to its CEO options to purchase 61,600 ordinary shares at an exercise price of $6.14 per share vest as follows: (1) options to purchase 30,800 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2022, a cumulative order backlog (as defined in the option agreement) in an amount not less than $10,000; and (2) options to purchase the remaining 30,800 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2024 a cumulative order backlog (as defined above) in an amount not less than $20,000 (including the first cumulative order backlog); and all subject to him serving in his position at the time of vesting.

As of December 31, 2022, a total of 30,800 of the CEO’s options has expired as the period of 24 months has passed and the Company did not reach the required cumulative order backlog, as detailed above.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded an expense of $20, $12 and $12 , respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

(3)	Options granted: (Cont.)

f)	On November 3, 2020, the Company granted options to purchase 107,800 ordinary shares to its employees at an exercise price of $6.14 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on November 3, 2021, and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2022, 2021 and 2020, the Company recorded an expense of $46, $62 and $14, respectively, in respect for such grant.

g)	On May 11, 2022, the Company granted to three officers options to purchase 547,162 ordinary shares including 266,216 to its former chairman of the Board, 156,081 to its CEO and 124,865 to its CFO, at an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on May 11, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2022. The Company recorded an expense of $61, in respect for such grant.

h)	On May 11, 2022, and June 6, 2022, the Company granted to four of its directors’ options to purchase 119,796 ordinary shares and 39,932 ordinary shares, respectively, with an exercise price of $1.85 per share. Such options will vest one-third following 12 months from the grant date of such options, second one-third following 24 months from the grant date and the balance following 36 months. For the year ended December 31, 2022, the Company recorded an expense of $17 in respect for such grant.

i)	On September 13, 2022 the Company granted 252,000 options to its employees at an exercise price of $1.85 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 13, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2022, the Company recorded an expense of $10, in respect for such grant.

j)	On September 13, 2022 the Company granted 100,000 options to two of its officers at an exercise price of $1.85 per share. These options expire 10 years after their grant date and vest in twelve equal quarterly tranches over a period of three years. For the years ended December 31, 2022, the Company recorded an expense of $4, in respect for such grant.

k)	On September 13, 2022, in accordance with the terms of the 2017 Plan, the Board approved a modification of 375,716 outstanding options held by officers and employees that had an exercise price of $6.14 per share and reduced the exercise price to $1.85 per share. This resolution was effective from November 3, 2022, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $51, as share based payment expenses. The additional fair value resulting from the modification, approximately $30, is being expensed over the remaining vesting period of the modified options.

The modification of 368,170 additional outstanding options held by the Company’s CEO and two Directors was approved by the Board and is subject to an approval by the Company’s shareholders.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Payment Expense:

The total share-based payment expense related to options granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$8	$36	$—
Research and development	174	608	1,119
General and administrative	323	411	1,162
Total share-based payment expense	$505	$1,055	$2,281

NOTE 9 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2022	2021	2020

Payroll and related expenses	$5,049	$5,586	$5,065
Share-based payment	174	608	1,119
R&D consumables	160	318	390
Rent and office maintenance	355	390	359
Depreciation	130	132	123
Subcontracted work and consulting	15	64	82
Travel and other expenses	347	110	67
	$6,230	$7,208	$7,205

NOTE 10 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2022	2021	2020

Payroll and related expenses	$1,845	$1,508	$1,563
Share-based payment	323	411	1,162
Professional services	1,451	1,133	555
Travel expenses	115	48	26
Rent and office maintenance	118	130	120
Depreciation	20	11	67
Marketing and others	393	75	7
	$4,265	$3,316	$3,500

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2022, 2021 and 2020.

2.	As of December 31, 2022, the Company generated net operating losses of approximately $42,795, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the foreseeable future. Therefore, a valuation allowance was recorded to cover the entire balance of the deferred tax assets.

	December 31,
	2022	2021
Deferred tax assets:
Deferred taxes due to carryforward losses	$9,843	$8,396

Valuation allowance	(9,843)	(8,396)
Income tax expenses	—	—

4.	The Company has no uncertain tax positions and foreign sources of income.

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

A.	Transactions:

	Year ended December 31,
	2022	2021	2020

Revenues	__	$888	__
Severance payment to former Company CEO			$234
General and administrative expenses (*)	$147	__

(*)	One time IPO bonus in the amount of $97 and $50 to the Company’s CEO and its former chairman, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

B.	Balances:

	December 31,
	2022		2021

Accounts receivable (1)	$	__		$87
Other current assets		$27	$	__

(1)	See Note 6D above.

NOTE 13 – LEASES

On April 4, 2021, the Company signed an amendment to the lease of the Company’s offices in Raanana, Israel, according to which, instead of the additional lease period under the option in the lease, the Company extended the lease period for another five years beginning on September 9, 2021 (the date the current lease period ends) until September 8, 2026 (the “Lease Update”).

According to the Lease Update, the monthly rent for the Company’s offices (excluding parking and management fees) will be approximately NIS 79 thousand (approx. $25) in the first two years, NIS 82 thousand (approx. $26) in the third and fourth lease years and NIS 83 thousand (approx. $26) in the fifth year. All the amounts are linked to the Consumer Price Index.

According to the Lease Update, the Company has an option to extend the lease period for another five years from September 9, 2026, to September 8, 2031 with a monthly rent of between NIS 96 thousand (approx. $30) and NIS 102 thousand (approx. $32) over the additional lease period.

At the time of the amendment, the Company updated its lease liability and right-of-use asset in a total amount of approx. $458, which reflects the expected lease term until September 8, 2026.

For the years ended December 31, 2022 2021 and 2020, operating lease expenses recorded in the Statements of Comprehensive Loss were $357, $405 and $375, respectively.

Future lease payments under operating leases as of December 31, 2022 were as follows:

2023	326
2024	312
2025	317
2026	219
Total future lease payments	1,174
Less imputed interest	(95)
Total lease liability balance	1,079

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

The weighted average lease term and weighted average discount rate as of December 31, 2022 was as follows:

Operating leases weighted average remaining lease term (in years)	3.75
Operating leases weighted average discount rate	5%

NOTE 14 - SUBSEQUENT EVENTS

A.	Israel Railways

1)	Following the Railways MOU with Israel Railways as detailed in Note 6B. above on January 31, 2023 the Company signed an agreement with Israel Railways to purchase ten (10) Rail Vision Main Line Systems and related services for a total amount of approximately $1.4 million.

2)	Regarding the exercise of Israel Railways options subsequent to December 31, 2022, see Note 8D(1) above.

B.	On January 19, 2023, the Company announced the appointment of an existing director, Mark Cleobury, as Chairman of the Board. Mr. Cleobury succeeds Shmuel Donnerstein who served as the Company’s Chairman since 2020. Donnerstein will continue to serve Rail Vision as a Board member.

C.	On February 16, 2023, a leading US-based rail and leasing services company purchased a Switch Yard System for $140,000 with support, to evaluate its performance during a six-month trial. The Company’s new customer offers a suite of rail-centric services including in-plant rail switching and material handling services.