Form 20-F
period 2023-12-31
Rail Vision Ltd.
filed 2024-03-28
CIK 1743905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Shahar Hania

Chief Executive Officer

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Tel: +972-9-957-7706

Email: marketing@railvision.io

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, no par value	RVSN	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares, no par value	RVSNW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 2,998,278 ordinary shares.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless the context otherwise requires, references in this Annual Report on Form 20-F to the “Company,” “Rail Vision,” “we,” “us,” “our” and other similar designations refer to Rail Vision Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, no par value. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Annual Report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

On November 15, 2023, we effected a reverse share split of our ordinary shares at the ratio of 8:1. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein reflect the reverse share split.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our lack of operating history;

●	our current and future capital requirements;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

Risks Related to Our Business and Industry

●	We depend entirely on the success of our current products in development, we may not be able to successfully introduce these products and commercialize them, and we may not be able to successfully manage our planned growth, and our operating results and financial condition may fluctuate. Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	Our business may be adversely affected by changes in railway safety regulations.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	The markets in which we participate are competitive and our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. Additionally, we are subject to data ownership and privacy regulations which may expose us to lawsuits and sanctions for violations.

●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

●	Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

●	Certain events, developments, or social media posts and interactions may impact our reputation.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, affecting our ability to compete.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful and we may be subject to claims challenging the inventorship of our intellectual property, and we may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of Our Securities

●	Our principal shareholders, officers and directors beneficially own approximately 13.8% of our ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

●	Certain of our directors have relationships with our principal shareholders, which may cause conflicts of interest with respect to our business.

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may be one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are a development-stage company with a limited operating history. We have incurred net losses since our inception in 2016, including net losses of approximately $11.1 million for the year ended December 31, 2023. As of December 31, 2023, we had an accumulated deficit of approximately $66.0 million.

We have devoted substantially all of our financial resources to develop our solutions. We have financed our operations primarily through the issuance of equity securities and credit facility that we entered into in January 2024. See “Item 5. Operating and Financial Review and Prospects— B. Operating Results— Financing Activities— Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)” for additional information. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

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

Under the General Data Protection Regulation, GDPR, of the European Union, there are general restrictions regarding the photographing of images without the knowledge and permission of the person being photographed. In this context, the information collected by our system’s detection units must be protected and encrypted. Failure to comply with these regulations under the GDPR may expose us to lawsuits and sanctions for such violations. In addition, the ownership of the information collected through our system’s detection units is determined in accordance with the local law under which the train operates and will usually remain the property of the customer, with us receiving only limited permission to make use of the information for system improvement but not for other uses, and all subject to the provisions of the said law. These limitations may impede the implementation of our plans to develop certain services through the processing of information obtained by the systems.

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

In a process to reduce our operational costs, in December 2023, we took steps to lower our expenses through a targeted reduction in headcount of our employee base by 12 employees representing approximately 20% of our workforce. We expect that the resource adjustment to result in a significant reduction in fixed costs, including salaries and professional services and we will continue to evaluate our needed resources on an ongoing basis.

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

Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

As an emerging growth company under the JOBS Act, our management is required to report upon the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company and reach accelerated filer status. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. As previously disclosed, in connection with our financial statement close process for 2021, we identified a material weakness in our entity level control components relating to documenting our financial reporting process. As a result of our remediation activities and based on testing of the new and modified controls for operating effectiveness, our management concluded that we remediated the previously reported material weakness as of December 31, 2022. While we have remediated such material weaknesses, we cannot assure you that we have identified all material weaknesses or that there will not be additional material weaknesses or deficiencies that we will identify in the future.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding any resurgence of COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Environmental, social and corporate governance, or ESG, issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

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

If we do not adapt to or comply with new regulations, including the SEC’s rules that were adopted in March 2024 that require companies to provide expanded climate-related disclosures in their periodic reporting. The SEC’s climate disclosure rules, if they withstand litigation challenges, would require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

We have a growing portfolio of seven patents registered in the USA; four patent registered in China; one patent registered from the European Patent Office (EPO) and being validated in Germany, Switzerland, Hungary, Austria, Denmark, France and Great Britain; two patent issued in Japan; 17 pending patent applications, of which two are US provisional patent applications and 14 are national phase patent applications filed in the USA, EPO, China, Japan and India under the provisions of the Patent Cooperation Treaty (PCT) through World Intellectual Property Organization (WIPO); and one of which is a patent application in Hong Kong and requested based on the Chinese national phase patent application. We cannot offer any assurances about which, if any, patent applications will be issued, the breadth of any such patent once issued, or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any existing or new products.

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

Risks Related to the Ownership of Our Securities

Our principal shareholders, officers and directors beneficially own approximately 13.8% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

Our principal shareholders, officers and directors beneficially own approximately 13.8% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders, and which may result in conflicts with us or you in the future.

Certain of our directors have relationships with our principal shareholders, which may cause conflicts of interest with respect to our business.

One of our current directors, who was appointed by our board of directors, is an employee of Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, our largest shareholder. In addition, pursuant to the Facility Agreement (as defined below) that we entered into in January 2024, two of our current directors were nominated by L.I.A. Pure Capital Ltd., or Pure Capital, and appointed by our board of directors. Pursuant to our amended and restated articles of association, shareholders are entitled to appoint a director to our board of directors for each 10% of our outstanding share capital that they own and in such case the appointment will be for an undefined period. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Knorr-Bremse, whose interests may be adverse to ours in certain circumstances.

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

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2023, and although we have not determined whether we will be a PFIC in 2024, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Generally, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. Holder (as defined below) holds our ordinary shares, such U.S. Holder would be subject to certain adverse U.S. federal income tax rules, including increased tax liability on gains from dispositions of our ordinary shares and certain distributions and a requirement to file annual reports with the Internal Revenue Service, or IRS. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF Election. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Holder to make a timely QEF or mark-to-market election. U.S. Holders that have held our ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election. We do not intend to notify U.S. taxpayers that hold our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. U.S. Holders that hold our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we are a PFIC. See “Item 10.E —Taxation — Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in our ordinary shares.

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

Our executive office is located in Ra’anana, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty and seven (7) of our full-time and part-time employees were called up for reserve service, none of whom perform critical functions for us. As of the date of this annual report, six (6) of our employees who were initially called up for reserve service have since been released from such service. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Duties of Shareholders” for additional information.

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

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants related to military service. Such disruption could materially adversely affect our business and operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.railvision.io), LinkedIn (https://www.linkedin.com/company/rail-vision), and Facebook (https://www.facebook.com/railvision.io) as channels of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

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

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems, which installation started in February 2024. In addition, after a successful six-month long-term pilot with a US-based rail and leasing services company, in January 2024, we signed a supply contract with this customer valued at up to $5,000,000 (USD) for the purchase our AI-based Switch Yard Systems. The first phase of the contract is valued at $1,000,000 (USD). Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. Also, in October 2023, we received a $500,000 purchase order for a single Main Line System and related services from a leading Latin American mining company, which was delivered to the customer in December 2023. The customer is expected to start a long-term pilot soon after completing the installation.

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

Our Solutions

We develop solutions for a number of verticals in the railway market:

1.	The Main Line System

The Main Line System is an application of our railway detection system for passengers and freight trains that travels in main line. The system includes an external sensor unit installed on the train along with an on-board computer system (see below). The on-board computer system receives data from the external sensor unit and uses artificial intelligence to perform algorithmic calculations in real time to identify potential hazards for the train operator.

MAIN LINE SYSTEM

Wide field of view Camera
Thermal Camera
Narrow field of view Camera

747

712T
712T
712T

Our railway detection system is designed to discover and warn the train operator about hazards of up to 2,000 meters (1.2 miles) ahead of the train. To detect hazards up to this distance, our railway detection system is dependent on a continuous line of sight that is not obscured by buildings, curves in the track, or dense fog which can limit the detection range.

The braking distance of a train traveling at high speeds of about 160 KPH / 100 MPH is approximately 800 meters (0.5 miles). The Main Line System has been optimized to identify hazards at a distance more than 800 meters (0.5 miles) to provide the train operator with enough time to react to the hazard, and stop the train if necessary. The braking distance of the train may differ as a result of various factors, including weather conditions and the total weight of the train.

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

MAIN LINE SYSTEM
VEHICLE AND HUMAN DETECTION

13:01:48.060
Person at
421m
Impact Time:
--
--
km/h
v0.2.12

We have completed a homologation process of a driver assistance system on trains in a use-case of Main line (SIL-0 according to EN50126).

An advanced prototype of the Main Line System was completed and finalized its first field test phase with Israel Railways in March 2022.

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems. The first deliveries of the systems was completed in the first quarter of 2024. The potential sales opportunity with Israel Railways for our Main Line System is for installations on up to 200 trains, and assuming we can negotiate bidirectional installation, the potential sale opportunity could be doubled to install up to 400 RV2000 systems on up to 200 trains.

Rio Tinto Iron Ore, or RTIO, the world’s second-largest metals and mining corporation has engaged us to work on part of its AutoHaul autonomous train to improve train safety. RTIO has 60 operations in 35 countries, has 47,500 employees and 2,000 customers. The RTIO fleet is autonomous and does not have the technical capability to foresee any obstacles or anomalies in front of the moving train. As such, RTIO is exploring solutions that can detect, alert and respond to an obstacle on the tracks. In April 2021, we entered into an equipment, personnel and services supply agreement with Hitachi Rail STS Australia Pty Ltd., or STS, which enables STS, as the principal supplier, to supply Rio Tinto Railway Network with our RV2000 system for demonstrations and to examine the RV2000’s operational performance. The long-term pilot was concluded in August 2022. Following the completion of the long-term pilot, the company submitted a summary report of the pilot. As of today, we have not received any formal response from Rio Tinto relating to the next phase.

On October 17, 2023, we received a $500,000 purchase order for a single Main Line System and related services from a leading Latin American mining company, which was delivered to the customer during December 2023.

2. The Shunting Yard System

The Shunting Yard System used at the shunting yard is meant to streamline work in the operational areas of railways (shunting yards) which are used for the assembly, loading and unloading of freight trains.

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

SHUNTING YARD SYSTEM

Wide field of view Camera
Thermal Camera
Coupling Camera

121

In October 2020, we supplied a prototype of the Shunting Yard System to Schweizerische Bundes Bahnen Cargo, or SBBC, for functional testing, which began in April 2021. As of the date of this Annual Report on Form 20-F, SBB (the mother company of SBB cargo) has cancelled the procurement process for the evaluation of the shunting yards system due to lack of resources.

In February 2023, a leading US-based rail and leasing services company purchased a Switch Yard System and evaluated its performance during a six-month trial that was completed in September 2023, for a total amount of $140,000 including technical support services, during the six-month trial. In January 2024, we signed a supply contract with this customer valued at up to $5,000,000 (USD) for the purchase our AI-based Switch Yard Systems. The first phase of the contract is valued at $1,000,000 (USD). Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

In March 2024 we received an order for our Switch Yard System from a Class 1 freight rail company in the United States. The freight rail company, which is one of the largest in North America, will install and use the system on its locomotive for evaluation and testing different scenarios related to safety.

SHUNTING YARD SYSTEM
VEHICLE AND HUMAN DETECTION

08:08:18
Obstacle spotted in
148 m
Impact Time:
00:09
14
km/h

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

Our strategic focus is reflected in our marketing strategy:

●	We plan to increase our marketing and sales efforts to reach more potential customers. Increasing our sales and marketing efforts will enable us to initiate and create additional opportunities while the sales and marketing personnel focus on and specialize in the territories that our strategy defines as most relevant.

●	We are focused on the following markets: North America, Europe and Australia. The reason for the focus on these markets stems from an analysis we conducted to identify the most relevant countries likely to adopt our railway detection systems. We have defined several parameters which may indicate commercial viability of the market relevant to our railway detection systems. The parameters examined by us included, among other things, the total length of the railway tracks in the country examined, the number of passengers per kilometer/ mile of track traveled, the number of tons of goods per kilometer/ mile of track transported, the total number of trains in the country, the level of innovation in the country, and the openness to integrate new technologies.

●	We are investing in efforts to create and develop collaborations with leading train manufacturers. These collaborations are meant to be long-term, with the aim of integrating our railway detection systems into the future production lines of these train manufacturers. We believe that the railway detection systems we develop will be an integral part of future trains, and therefore it is important to invest marketing efforts as early as possible to promote partnerships with train manufacturers and increase market adoption of our railway detection systems.

●	Leverage and develop our strategic partnership with Knorr-Bremse to serve as a non-exclusive distributor and be a local partner engaged in marketing, sales and the implementation of projects, including integration, installation and services regarding our products in the relevant markets in which Knorr-Bremse operates worldwide. As part of this marketing strategy, we will seek the assistance of Knorr-Bremse’s marketing team. Knorr-Bremse’s marketing staff promotes and sell our products to their existing customers.

●	We intend to invest in advertising in traditional industry channels, social media networks and digital channels to better advertise and market our railway detection systems to potential customers in the railway industry.

●	We strive to increase collaborations with other companies operating in the railway industry, such as communications companies that are engaged in constructing communications infrastructure or companies that manufacture complementary products for the railway industry. Collaboration with types of companies may provide added value to our customers, whether it be in the field of data communications where customers seek to transfer data in real time from the trains to the control centers, or through cooperation with companies that manufacture additional auxiliary systems, such as sign manufacturers, and manufacturers of automatic coupling systems (systems that enable automatic coupling between a locomotive and a carriage or between carriages for towing) where our systems will provide a complementary solution.

●	Big data – Following the dissemination of our technology and products among many customers, we intend to offer our Main line and Shunting yard systems customers predictive maintenance services and digital mapping services based on the gathering of the visual information stored in its systems. We see big data services as one of its most important growth engines in the next 3-5 years.

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

Commercial Agreements

Israel Railways

On January 31, 2023, we signed a contract with Israel Railways to supply 10 systems. The initial deliveries started during the first quarter of 2023. We believe that the first order for such system by a commercial operator will have an impact on the market. The total amount is approximately $1.40 million USD.

Latin American mining company

In October 2023, we received a $500,000 purchase order for a single Main Line system and related services from a leading Latin American mining company, which was delivered to the new customer in December 2023.

US-based rail and leasing services company

In January 2024, we signed a supply contract with a leading US-based rail and leasing services company valued at up to $5,000,000 (USD) for the purchase our AI-based Switch Yard Systems. The first phase of the contract is valued at $1,000,000 (USD). Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

Knorr-Bremse

We have entered into a series of strategic and investment agreements with Knorr-Bremse or affiliates of Knorr-Bremse. Knorr-Bremse is a 110 year old multi-billion dollar market cap company traded on the Frankfurt Stock Exchange. With more than 30,000 employees at over 100 locations in more than 30 countries around the globe Knorr-Bremse is a world leader in braking & peripheral systems generating total of sales of EUR 7.1 billion in 2022. As one of our strategic investors, Knorr-Bremse has invested approximately $28 million in us. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Knorr-Bremse” for additional information

KBCH Framework Agreement

In August 2020, we entered into a framework agreement, or the Framework Agreement, with KBCH (a subsidiary of Knorr-Bremse operating in Switzerland) regarding the supply of a prototype of our system to the shunting yard of a company operating cargo trains in Switzerland, or SBBC. Under the Framework Agreement, we provided KBCH one prototype of the system which was installed on an operating locomotive in an SBBC shunting yard, for the purpose of examining the operational performance of the system, or the Operational Function Test. In consideration for the prototype provided in October 2020 for the Operational Function Test, KBCH paid us approximately EUR 244,000 (approx. $293,000). The Company continues the cooperation with KBCH under the Framework Agreement for the upcoming tender. As of the date of this Annual Report on Form 20-F, SBB (the mother company of SBB cargo) has cancelled the procurement process of for the evaluation evaluation of the shunting yards system due to lack of resources.

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

The agreement was terminated in January 2023.

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

Advantages:

1.    EU based company

2.    Mobile system

Disadvantages:

1.    To the best of the Company’s knowledge, the ranges are lower than our system.

2.    Depends on 4G/5G – might be a problem when there is no cellular connectivity.

We are not aware of a standardization process that this competitor has initiated.
ALSTOM Holdings	Shunting Yard	The system is based on an array of day cameras with integrated AI.	Advantages: 1. Alstom is a major player within the railways industry with high technological and financial capabilities 2. Partnering with ELTA (major player in Radar’s) Disadvantages: 1. NA	We are not aware of a standardization process that this competitor has initiated.

Main Line
Name	Segment	Product & Features	Competitive Analysis	Homologation
4Tel Pty Ltd (AI machine)	Main Line	The system is based on an array of day cameras with integrated AI.

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

We have 15 registered patents and 17 pending patent applications. Failure to gain approval for the patent applications filed by us or a change in the patents granted to us, in whole or in part, and the promotion and creation of alternative technologies to our technology, may adversely affect our status and ability to sell the system developed by it.

A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Item 3.D–Risk Factors—Risks Related to our Intellectual Property.”

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

Employees

As of March 28, 2024, we have five senior management positions, all of whom are engaged on a full-time basis. In addition to our senior management, we have 44 employees in full or part-time capacities. All our employees are located in Israel. In December 2023, we took steps to lower our expenses through a targeted reduction in headcount of our employee base by 12 employees representing approximately 20% of our workforce.

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

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 15 Ha’Tidhar St., Ra’anana 4366517, Israel, where we currently occupy approximately 16,900 square feet. We lease our facilities and our lease ends in September 2026. At the end of the term, we have the option to extend the lease for an additional five years. Our monthly rent payment is NIS 92,000 (approximately $25,000), and in 2026, the monthly rent will increase to NIS 96,175 (approximately $26,000).

We consider our current space sufficient to meet our anticipated needs for the foreseeable future and believe our current space is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. The following discussion of the financial condition and results of operations is for the years ended December 31, 2023 and 2022. Discussion regarding our financial condition and results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 23, 2023.

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

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems, which installation started in February 2024. In addition, after a successful six-month long-term pilot with a US-based rail and leasing services company, in January 2024, we signed a supply contract with this customer valued at up to $5,000,000 (USD) for the purchase our AI-based Switch Yard Systems. The first phase of the contract is valued at $1,000,000 (USD). Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. Also, in October 2023, we received a $500,000 purchase order for a single Main Line System and related services from a leading Latin American mining company, which was delivered to the customer during December 2023. The customer is expected to start a long-term pilot soon after completing the installation.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2023	2022

Depreciation	151	130
Share-based payment	62	174
Payroll and related expenses	5,671	5,049
Subcontracted work and consulting	4	15
R&D consumables	696	160
Rent and office maintenance	416	355
Travel and other expenses	145	347
Total	7,145	6,230

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based payment, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2023	2022

Payroll and related expenses	1,815	1,845
Share-based payment	212	323
Professional services	1,635	1,451
Travel expenses	61	115
Rent and office maintenance	139	118
Depreciation	20	20
Marketing and other	457	393
Total	4,339	4,265

Comparison of the Year Ended December 31, 2023, to the Year Ended December 31, 2022

Results of Operations

	December 31	December 31,
(in thousands of USD)	2023	2022
Revenues	142	421
Cost of revenues	(61)	(661)
Gross profit	81	(240)
Research and development expenses	(7,145)	(6,230)
General and administrative expenses	(4,339)	(4,265)
Operating loss	(11,403)	(10,735)
Financial income, net	255	260
Net Loss	(11,148)	(10,475)

Revenues

Our revenues for the year ended December 31, 2023, amounted to $142,000 representing a decrease of $279,000 or 66% compared to $421,000 for the year ended December 31, 2022.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2023, amounted to $7,145,000 representing an increase of $915,000 or 15% as compared to $6,230,000 for the year ended December 31, 2022. This increase was primarily attributable to the allocation of salary expenses from R&D expenses to cost of sales in 2022 and an increase in R&D equipment purchases in 2023.

General and administrative expenses

Our general and administrative expenses totaled $4,339,000 for the year ended December 31, 2023, representing an increase of $74,000 or 2% compared to $4,265,000 for the year ended December 31, 2022. This increase was primarily attributable to increase in professional services related to operating as a public company offset by share-based payment expenses of grants which were fully vested in 2022.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2023 was $11,403,000 compared an operating loss of $10,735,000 for the year ended December 31, 2022, an increase of $668,000 or 6%.

Financial expense and income

Financial expense and income consist of interest on deposits, bank fees and other transactional costs and exchange rate differences.

We recognized net financial income of $255,000 for the year ended December 31, 2023, compared to net financial income of $260,000 for the year ended December 31, 2022.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2023, was $11,148,000 compared to $10,475,000 for the year ended December 31, 2022, an increase of $673,000 or 6%.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2023, we have funded our operations principally with approximately $68.7 (net of issuance expenses) from the issuance of ordinary shares, preferred shares, and warrants in public and private offerings. As of December 31, 2023, we had approximately $3.1 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	December 31,	December 31,
(in thousands of USD)	2023	2022

Operating activities	$(10,448)	$(9,981)
Investing activities	$(152)	$(29)
Financing activities	$5,397	$16,653
Net increase (increase) in cash and cash equivalents	$(5,203)	$6,643

Operating Activities

Net cash used in operating activities of $10,448,000 during the year ended December 31, 2023, was primarily used for payment of an aggregate of approximately $7,487,000 in salaries and related personnel expenses. The remaining amount of approximately $2,962,000 was used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $9,981,000 during the year ended December 31, 2022, was primarily used for payment of an aggregate of approximately $6,894,000 in salaries and related personnel expenses. The remaining amount of $3,087,000 was used, for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $152,000 during 2023 and $29,000 during 2022, primarily reflected the purchase of fixed assets in both periods.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2023, consisted of $5,397,000 in proceeds from the issuance of ordinary shares and warrants, net of issuance expenses, from a series of transactions we executed in May 2023 as detailed below. See “Registered Direct Offering and Concurrent Private Placement of Warrants (May 2023)” and “Private Placement of Ordinary Shares and Warrants (May 2023)”.

Net cash provided by financing activities in the year ended December 31, 2022, consisted of $13,643,000 of net proceeds from our IPO in April 2022 and approximately $3,000,000 of pre-IPO Investment.

Private Placement (January 2024)

On January 18, 2024, we entered into a binding term sheet directly with a global investment firm, or the Lead Investor, for the purchase and sale in a private placement, or the January 2024 PIPE, of units, or the Units, consisting of (i) one of our ordinary shares and/or pre-funded warrants to purchase our ordinary shares and (ii) one and a half warrants to purchase our ordinary shares to the Lead Investor and other investors, collectively, the Investors, of a minimum of $2.5 million of Units and up to a maximum of $3 million of Units. The January 2024 PIPE closed on January 31, 2024 following the execution of definitive documentation between us and the Investors.

In the January 2024 PIPE, the Investors purchased $3.0 million of Units consisting of (A) (i) 1,651,458 of ordinary shares and/or (ii) pre-funded warrants to purchase up to 1,394,999 ordinary shares, or the January 2024 PIPE Pre-Funded Warrants and (B) warrants to purchase up to 4,569,688 ordinary shares, or the January 2024 Warrants. The purchase price per Unit is $0.98475. The January 2024 PIPE Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will not expire until exercised in full. The January 2024 PIPE Ordinary Share Warrants are exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and have a 5.5-year term from the issuance date.

In connection with the closing of the January 2024 PIPE, we exercised our conversion right, or the Conversion Right, pursuant to the Facility Agreement (as defined below) to convert $500,000 of the Credit Facility (as defined below) as a portion of the January 2024 Conversion Loan Amount (as defined below). Following such conversion, we issued to the Lender (as defined below) (i) a pre-funded warrant to purchase up to 507,743 ordinary shares, or the Facility Conversion Pre-Funded Warrant and (ii) a warrant to purchase up to 761,615 ordinary shares, or the Facility Conversion Ordinary Share Warrant. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the January 2024 PIPE Pre-Funded Warrant and January 2024 PIPE Ordinary Share Warrant, respectively. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions—Pure Capital—Private Placement (January 2024)” for additional information.

As of the date of this Annual Report, 1,394,999 January 2024 PIPE Pre-Funded Warrants, 507,743 Facility Conversion Pre-Funded Warrant, 761,615 Facility Conversion Common Warrant and 4,269,688 January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5.0 million to the Company

Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)

On January 9, 2024, we entered into a facility agreement, or the Facility Agreement, for a $6 million credit facility, or the Credit Facility, and an additional amount up to $3 million, subject to certain conditions, or the Additional Loans, with a global investment firm, or the Lender, who was also an Investor in the January 2024 PIPE. The Credit Facility, which had an initial term of 10 months, accrued interest at a rate of 8% per annum, and the first payment of $1.5 million was drawn down upon execution of the Facility Agreement and the remaining amount was able to be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

Pursuant to the Facility Agreement, the Lender’s financing obligations terminated in the event we drew down $7.5 million or more pursuant to an alternate credit facility or closes one or more equity financing transaction in an aggregate amount of at least $5 million. As of March 1, 2024, we had received aggregate gross proceeds of more than $5 million from the purchase of Units in the January 2024 Private Placement, the exercise of warrants issued in the January 2024 Private Placement and our exercise of the Conversion Right in the amount of $500,000. As a result, the Lender’s financing obligations have terminated pursuant to the terms of the Facility Agreement.

Until we close one or more equity financing transactions in an aggregate amount of at least $5 million (including the conversion of the Credit Facility), we had the right to convert into ordinary share up to $1.5 million, including accrued interest, of a loan extended or to be extended to us by the Lender, or the January 2024 Conversion Loan Amount, in connection with and in the framework of a financing transaction of ours on the date that follows the date upon which we notified the Lender of such financing transaction, which conversion will occur upon the same terms. As of the date hereof, we had converted $500,000 of the Credit Facility as a portion of the January 2024 Conversion Loan Amount.

As part of the Facility Agreement, we issued a warrant, or the January 2024 Facility Warrant, to the Lender to purchase 2,419,354 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of our ordinary shares on January 5, 2024. The January 2024 Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the January 2024 Facility Warrant was adjusted to $0.408 which is the effective price per ordinary share in the January 2024 PIPE, or the January 2024 Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the January 2024 Facility Warrant was also adjusted to a total 18,382,353, or the January 2024 Facility Warrant Adjusted Shares, such that the product of the January 2024 Facility Warrant Adjusted Exercise Price and the January 2024 Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As of the date of this Annual Report, 920,000 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $0.375 million to the Company. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions—Pure Capital—Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)” for additional information.

Cashless Exercise of Warrants (January 2024)

As of March 28, 2024, investors from our Private Placement (as defined below) from May 2023 exercised 493,424 Concurrent Warrants on a cashless basis. As a result of the cashless exercise, we issued 181,002 ordinary shares to such investors.

Registered Direct Offering and Concurrent Private Placement of Warrants (May 2023)

On May 10, 2023, we entered into definitive securities purchase agreements with investors for the purchase and sale of 493,421 ordinary shares, at a purchase price of $6.08 per unit in a registered direct offering, or the Registered Direct Offering. In a concurrent private placement, or the Private Placement, we also agreed to issue to the same investors a total of warrants to purchase an aggregate of 493,424 ordinary shares, or the Concurrent Warrants, at an exercise price of $6.72 per ordinary share. The Concurrent Warrants will be exercisable upon issuance and will have a 5-year term from the initial issuance date. The transactions closed on May 11, 2023.

Private Placement of Ordinary Shares and Warrants (May 2023)

In an additional concurrent private placement with the Registered Direct Offering and Private Placement, or the KB Private Placement, we entered into a definitive securities purchase agreement for the purchase and sale of an aggregate of 493,421 ordinary shares and 5-year term common warrants to purchase an aggregate of 493,421 ordinary shares, or the KB Warrants, at a purchase price of $6.08 per unit, to Knorr-Bremse. The KB Warrants are exercisable at $6.72 per ordinary share. The KB Private Placement closed on June 21, 2023, following approval of such transaction by our shareholders. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions—Knorr-Bremse” for additional information.

Initial Public Offering (April 2022)

On April 4, 2022, we completed our initial public offering on the Nasdaq, or the IPO, in which we issued 473,405 units. Each unit includes one ordinary share and one warrant to purchase one ordinary share at an exercise price of $33.04. The warrants are exercisable at any time up to five years after the IPO. Gross proceeds for the offering were approximately $15.6 million (including exercise of over-allotment options as described below) and net proceeds of approximately $13.6 million after deducting underwriting discounts and commissions and offering expenses. We granted Aegis Capital Corp, or Aegis, the underwriter, a 45-day over-allotment option to purchase additional ordinary shares and/or warrants to purchase additional ordinary shares up to 15% of the number of ordinary shares and warrants, respectively, sold in the IPO solely to cover over-allotments, if any. On April 4, 2022, Aegis partially exercised its over-allotment option with respect to 71,011 warrants to purchase ordinary shares.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity securities in public and private offerings, as well as a loan from a related party. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated significant revenues from the sale of products, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2023, our cash and cash equivalents were $3.1 million. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

To date, we have not generated significant revenues from its activities and have incurred substantial operating losses. We expect that we will continue to generate substantial operating losses and will continue to fund our operations primarily through the utilization of our current financial resources, sales of our products, and through additional raises of capital.

In January 2024, we completed the January 2024 PIPE resulting in aggregate gross proceeds approximately $3.5 million, which includes approximately $0.5 million that we received upon the partial conversion of the Credit Facility. See “Item 5. Operating and Financial Review and Prospects—B. Operating Results— Financing Activities” for additional information. In addition, to date, we have received approximately $5.0 million as a result of the exercise of warrants issued in the January 2024 PIPE.

We expect that our cash and cash equivalents as of the issuance date of this annual report and the future expected cash flow from sales will be sufficient for 12 months of operations. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2024. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Item 3.D—Risk Factors.”

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2023:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases	$849	$313	$536	$-	$--

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2023 to the year ended December 31, 2022— Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2023. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, and directors as of March 28, 2024:

Name	Age	Position
Executive Officers
Shahar Hania	51	Chief Executive Officer

Ofer Naveh	52	Chief Financial Officer

Zachi Bar-Yehoshua	49	Chief Operating Officer

Ofer Grisaro	47	Vice President of Marketing and Sales

Amit Klir	54	Vice President of Research and Development

Non-Employee Directors
Eli Yoresh	53	Chairman of the Board of Directors

Mark Cleobury	64	Director

Ariel Dor	43	Director

Hila Kiron-Revach (1)(2)(3)	52	Director

Yossi Daskal (1)(2)(3)(4)	70	Director

Oz Adler (1)(2)(3)(4)	37	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Independent director (as defined under Nasdaq Stock Market Listing Rules)

(4)	External director (as defined under the Companies Law)

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

Non-Employee Directors

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board of directors since August 2017 and was appointed as the Chairman in January 2024. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly with companies in the financial, technology and industrial sectors. Mr. Yoresh has served as chief financial officer since March 2010, and as a director since October 2010, at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), one of our shareholders. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. In addition, since March 2014, Mr. Yoresh has served as a director at Nano Dimension Ltd. (Nasdaq and TASE: NNDM). Mr. Yoresh’s previous directorships include Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, as the chairman of both Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015 and Gefen Biomed Investments Ltd. (TASE: GEFEN) from April 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management, Israel and an M.A. in Law from Bar-Ilan University, Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Mark Cleobury, Director

Mr. Mark Cleobury has served on our board of directors since December 1, 2022 and served as the Chairman from January 2023 to January 2024. Mr Cleobury currently serves as Senior Vice President of Knorr-Bremse’s Rail Systems Division, since April 2022. Prior to this role, Mr. Cleobury held positions of increasing responsibility at Knorr-Bremse, including between July 2016 and April 2022, Mr. Cleobury served as a Member of the Management Board of Knorr-Bremse Systems for Rail. Prior to that, between April 2011 and June 2016, Mr. Cleobury served as Vice President Sales and Systems for Client Management Trains. Prior to that, between January 2007 and April 2011, he served as Manager Sales & Systems Trains.

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

Ariel Dor, Director

Mr. Ariel Dor is a seasoned entrepreneur and leader in the fields of engineering and business. From 2011 to 2013, Mr. Dor served as the Team Leader of the Aerospace division at Elbit Systems. From 2014 to 2015, he served as Business Unit Director at Galooli Fleet & Energy, a subsidiary of the Galooli Group that specializes in IoT solutions for vehicles. Transitioning to the autonomous vehicle industry, Mr. Dor served as the Co-CEO of Foresight Autonomous Holdings from 2016 to 2019. In 2019, Mr. Dor founded Upsellon Brands Holdings and has served as its CEO since that time. Upsellon Brands is an innovative e-commerce dedicated to revolutionizing the landscape of Amazon FBA aggregation. Mr. Dor holds a B.Sc. in Electrical Engineering from the Tel Aviv University.

Hila Kiron-Revach, Director

Ms. Hila Kiron-Revach has served on our board of directors since January 2024. Ms. Kiron-Revach has served as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Eilat Ashkelon Pipeline Company. From 2015 until 2021, Ms. Kiron-Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron-Revach served as CEO of Hamil 38 – the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron-Revach founded Eliya – AB and served as its chief executive officer until 2010. Ms. Kiron-Revach hold an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

Yossi Daskal, Director

Mr. Daskal has served on our board of directors since March 2022. Mr. Daskal serves as the President of Israel-Canada Chamber of Commerce since 2013. From 2003 to 2019, Mr. Daskal established Bombardier Israel, working as Chief Country Representative, Project Manager, Financing& Head of Sales. Prior to that, Mr. Daskal was the General Manager of Chemitron Technologies from 1999 to 2003. Since 2021, he is the chairman of the board of directors and the director of the finance committee of the Tel Aviv Museum of Art. Mr. Daskal has a Bachelors of Arts in Mediterranean and Arabic History Science and a Masters of Arts in Political Science, and is completing a PhD in Decision-Making from Haifa University.

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

Arrangements for Election of Directors and Members of Management

Pursuant to our amended and restated articles of association, shareholders are entitled to appoint a director to our board of directors for each 10% of our outstanding share capital that they own and in such case the appointment will be for an undefined period. As of the date of this Annual Report, none of our shareholders hold 10% or more of our outstanding share capital in order to have such appointment right. Pursuant to the Facility Agreement, Pure Capital nominated Mr. Amitay Weiss and Ms. Hila Kiron-Revach who were appointed by our board of directors. On March 12, 2024, Mr. Weiss resigned from our board of directors, and, following nomination by Pure Capital, our board of directors appointed Mr. Ariel Dor to our board of directors to serve until our next annual general meeting of shareholders. Additional board members are elected at our shareholder’s annual meetings and in such case they shall serve on the board of directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. There are no other arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2023. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.69 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2023.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 12* persons (as of December 31, 2023).	$1,273,362	--	$162,557

*	On January 9, 2024, we announced that each of Mr. Shmuel Donnerstein, Ms. Inbal Kreiss and Ms. Keren Aslan tendered their resignations from the our board of directors, and the board of directors had appointed Mr. Amitay Weiss and Ms. Hila Kiron-Revach to the board of directors, to serve until the Company’s next annual general meeting of shareholders. On March 12, 2024, Mr. Weiss resigned from our board of directors and that Mr. Ariel Dor was appointed to our board of directors. Mr. Donnerstein, Ms. Kreiss and Ms. Aslan served on our board of directors as of December 31, 2023. On March 25, 2024, Mr. Maximilian Eichhorn’s term as a member of our board of directors expired pursuant to our amended and restated articles of association, and on March 28, 2024, Mr. Eichhorn was appointed to continue as an observer of the board of directors. As a result, compensation paid to Mr. Donnerstein, Ms. Kreiss, Ms. Aslan and Mr. Eichhorn as of December 31, 2023 is included in the above table, but does not include any compensation paid to Mr. Weiss (for his service from January 2024 to March 2024), Ms. Kiron-Revach or Mr. Dor who joined our board of directors after such date.

As of December 31, 2023, options to purchase 47,488 ordinary shares granted to our directors and executive officers were outstanding under our Option Plan at a weighted average exercise price of $14.8 per share.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

Executive Officer - Name and Principal Position (1) (2) (in thousands, US dollars)	Salary and Related Benefits		Share Based Compensation	Total
Shahar Hania, CEO	$302	(3)	$51	$353

Ofer Naveh, CFO	$229		$22	$251

Amit Klir, VP R&D	$229	(4)	$7	$236

Ofer Grisaro, VP Sales and Marketing	$191	(5)	$7	$198

Zachi Bar- Yehoshua, COO	$180		$1	$181

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.

(3)	Includes a one-time bonus to our Chief Executive Officer in the amount of NIS 84,000 (approximately $23,000).

(4)	Includes a one-time bonus to our VP R&D in the amount of NIS 52,000 (approximately $14,000)

(5)	Includes sales bonuses to our VP Sales and Marketing in a total amount of NIS 62,375 (approximately $17,000)

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

With the completion of our initial public offering, we paid a one-time IPO bonus to our Chief Executive Officer in the amount of NIS 312,000 (approximately $97,000), and granted our Chief Executive Officer options to purchase 19,510 ordinary shares (equal to 0.75% of our post-IPO share capital on a fully diluted basis), with an exercise price of $14.80 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022). Such options will vest one-third following 12 months from the completion date of our initial public offering and the balance on a quarterly basis during the following 24 months. At our extraordinary general meeting of shareholders held in October 2023, following the approval of our board of directors and the compensation committee, our shareholders approved as amendment to the terms of engagement with our Chief Executive Officer as follows: (1) to increase our Chief Executive Officer’s monthly fee by NIS9,000 to an amount of NIS 93,000, or the New Monthly Fee, effective as of September 1, 2023; (2) during his engagement as the our Chief Executive Officer, our Chief Executive Officer may be entitled to an annual bonus of up to six (6) New Monthly Fees, as set out in our Remuneration Policy for the our officers, based, among others, on the achievement of certain goals, as shall be determined by our compensation committee and our board of directors; and (3) to grant our Chief Executive Officer options to purchase 42,497 ordinary shares at an exercise price of US $14.80 per-share, to be vested over a three-year period as of the grant date on quarterly basis.

In addition, with the completion of our initial public offering, we paid a one-time IPO bonus to our Chief Financial Officer in the amount of NIS 270,000 (approximately $84,000), and granted our Chief Financial Officer options to purchase 15,608 ordinary shares (equal to 0.6% of our post-IPO share capital on a fully diluted basis), with an exercise price of $14.80 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering on April 4, 2022). Such options will vest one-third following 12 months from the completion date of our initial public offering and the balance on quarterly basis during the following 24 months.

Directors’ Service Contracts

We do not have written agreements with any director providing for benefits upon the termination of his engagement with our company.

Our board members are each entitled to an annual fee and a per meeting fee of the fixed amounts set under the Companies Law in accordance with our then-effective grade, so that as of January 1, 2024 and according to the our equity as of December 31, 2023, all members of our board of directors, who are not otherwise employed by us, shall be entitled to an annual fee of NIS 32,515 and a per meeting fee of NIS 1,040. Board members may waive there right to receive the above fees or options or any part thereof, and director nominees may assign their right to remunerations to the shareholder that appointed them.

C. Board Practices

Under our amended and restated articles of association, our board of directors must consist of at least four (4) directors and not more than thirteen (13) directors, including at least two external directors if required to be appointed under the Companies Law. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, as well as our shareholders in the event such terms deviate from our office holder compensation policy, and are subject to the terms of any applicable engagement agreements that we may enter into with them.

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

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may request that the board of directors include a matter on the agenda of a general meeting to be held in the future, provided that the board determines that the matter is appropriate to be considered in a general meeting including in order to nominate a director in an annual shareholders meeting. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration signed by the nominee declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

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

Diversity of the Board of Directors

Board Diversity Matrix (As of March 28, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

In addition, under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as the exemption from limitations on directors’ compensation. We may use these exemptions in the future as of the date of this Annual Report we do not have a controlling shareholder.

Independent Directors Under the Companies Law

Under the Companies Law an “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director, (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications) as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Ms. Hila Kiron-Revach has agreed to serve as our independent director.

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

The members of our audit committee are Mr. Yossi Daskal, Ms. Hila Kiron-Revach and Mr. Oz Adler.

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

As noted above, the members of our audit committee are Mr. Yossi Daskal and Mr. Oz Adler, who will serve as external directors, and Ms. Hila Kiron-Revach, who will serve as an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Listing Rules. The members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

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

The members of our compensation committee are Mr. Yossi Daskal, Mr. Oz Adler and Ms. Hila Kiron-Revach, each of whom is “independent,” as such term is defined under the Nasdaq Listing Rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Listing Rules. Our board of directors has adopted a compensation committee charter.

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

On March 28, 2024 the Compensation Committee of our Board of Directors resolved to approve the renewal of the Company’s directors’ and officers’ insurance policy, for a period of 18 months as of March 31, 2023, of a $7.5 million coverage, and an annual premium not to exceed $246,400 ($369,600 for the 18 months period), pursuant to the applicable regulations under Companies Law.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

We maintain one equity incentive plan, or the Option Plan. As of March 28, 2024, the number of ordinary shares reserved for issuance under the Option Plan was 288,745. As of March 28, 2024, 206,539 options to purchase 206,539 ordinary shares were issued and outstanding, of which 108,498 options were vested as of that date, with an exercise price approximately $14.80-49.11 per share. Our board may, at any time during the term of the Option Plan increase the number of shares available for grant under the Option Plan subject to any required approval of the our shareholders of such increase if so required under applicable laws and/or our incorporation documents and/or any shareholders agreement, as shall be in effect from time to time.

Our Option Plan was adopted by our board of directors on January 31, 2017, and awards may be granted under the Option Plan until January 31, 2027. Our Option Plan was last amended on March 28, 2024. Our employees, directors, officers, and services providers, including those who are our controlling shareholders (if any), as well as those of our affiliated companies, are eligible to participate in this Option Plan.

Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this Option Plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee, unless the beneficiary grantee waives the tax benefits under Section 102, as detailed below. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Option Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 28, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after March 28, 2024 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Knorr-Bremse (1)	1,718,539	12.97%
Directors and senior management who are not 5% holders:
Shahar Hania (2)	76,140	**
Ofer Naveh(3)	17,293	**
Zachi Bar-Yehoshua (4)	4,650	**
Eli Yoresh* (5)	3,771	**
Ofer Grisaro (6)	2,604	**
Amit Klir (7)	2,604	**
Ariel Dor*	-	-
Yossi Daskal* (8)	1,664	**
Hila Kiron Revach*	-	-
Oz Adler* (9)	1,664	**
Mark Cleobury*	-	-
All directors and senior management as a group (11 persons)	59,570	0.87%

*	Indicates director of the Company.
**	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of (i) 1,149,474 ordinary shares and (ii) 569,065 warrants to purchase 569,065 ordinary shares. The shareholder is Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, which is a 100% subsidiary of Knorr-Bremse AG which is a German company publicly traded on the Frankfurt Stock Exchange. As of January 1, 2023, Marc Llistosella is the chief executive officer of Knorr-Bremse AG.

(2)	Consists of (i) 50,820 ordinary shares, and (ii) 25,320 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028, October 2030, May 2032 and October 2033. Does not include options to purchase 45,801, ordinary shares exercisable at $14.80 per share and expiring in May 2032 and October 2033, that vest in more than 60 days from the date hereof.

(3)	Consists of 17,293 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028, January 2030 and May 2032. Does not include options to purchase 5,229 ordinary shares exercisable at $14.80 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(4)	Consists of 4,650 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028, January 2030 and September 2032. Does not include options to purchase 251 ordinary shares exercisable at $14.80 per share and expiring in September 2032, that vest in more than 60 days from the date hereof.

(5)	Consists of 3,771 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028 and May 2032. Does not include options to purchase 3,328 ordinary shares exercisable at $14.80 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(6)	Consists of 2,604 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in September 2032. Does not include options to purchase 3,646 ordinary shares exercisable at $14.80 per share and expiring in September 2032, that vest in more than 60 days from the date hereof.

(7)	Consists of 2,604 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in September 2032. Does not include options to purchase 3,646 ordinary shares exercisable at $14.80 per share and expiring in September 2032, that vest in more than 60 days from the date hereof.

(8)	Consists of 1,664 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in May 2032. Does not include options to purchase 3,328 ordinary shares exercisable at $14.80 per share and expiring in May 2032, that vest in more than 60 days from the date hereof.

(9)	Consists of 1,664 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in June 2032. Does not include options to purchase 3,328 ordinary shares exercisable at $14.80 per share and expiring in June 2032, that vest in more than 60 days from the date hereof.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

As of March 21, 2024, there were 75 holders of record of our ordinary shares, out of which 24 holders of record had a registered address in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 88.802% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2023.

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

Options

Since our inception, we have granted options to purchase our ordinary shares to certain of our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our Option Plan under “Item 6.E.—Directors, Senior Management and Employees—Share Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for one month following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

Pure Capital

Private Placement (January 2024)

On January 18, 2024, we entered into the January 2024 PIPE, Units, consisting of (i) one of our ordinary shares and/or pre-funded warrants to purchase our ordinary shares and (ii) one and a half warrants to purchase our ordinary shares to the Investors, of a minimum of $2.5 million of Units and up to a maximum of $3 million of Units. The January 2024 PIPE closed on January 31, 2024 following the execution of definitive documentation between us and the Investors.

In the January 2024 PIPE, the Investors purchased $3.0 million of Units consisting of (A) (i) 1,651,458 of ordinary shares and/or (ii) January 2024 PIPE Pre-Funded Warrants to purchase up to 1,394,999 ordinary shares and (B) January 2024 PIPE Ordinary Share Warrants to purchase up to 4,569,688 ordinary shares. The purchase price per Unit is $0.98475. The January 2024 PIPE Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will not expire until exercised in full. The January 2024 PIPE Ordinary Share Warrants are exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and have a 5.5-year term from the issuance date.

In connection with the closing of the January 2024 PIPE, we exercised our conversion right pursuant to the Facility Agreement to convert $500,000 of the Credit Facility as a portion of the January 2024 Conversion Loan Amount. Following such conversion, we issued to the Lender (i) the Facility Conversion Pre-Funded Warrant to purchase up to 507,743 ordinary shares and (ii) the Facility Conversion Ordinary Share Warrant to purchase up to 761,615 ordinary shares. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the January 2024 PIPE Pre-Funded Warrant and January 2024 PIPE Ordinary Share Warrant, respectively.

As of the date of this Annual Report, 1,394,999 January 2024 PIPE Pre-Funded Warrants, 507,743 Facility Conversion Pre-Funded Warrant, 761,615 Facility Conversion Common Warrant and 4,269,688 January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5.0 million to the Company

Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)

On January 9, 2024, we entered into the Facility Agreement for a $6 million the Credit Facility and an additional amount up to $3 million, subject to certain conditions, of Additional Loans, with the Lender, who was also an Investor in the January 2024 PIPE. The Credit Facility, which had an initial term of 10 months, accrued interest at a rate of 8% per annum, and the first payment of $1.5 million was drawn down upon execution of the Facility Agreement and the remaining amount were able to be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

 Pursuant to the Facility Agreement, the Lender’s financing obligations terminated in the event we drew down $7.5 million or more pursuant to an alternate credit facility or closes one or more equity financing transaction in an aggregate amount of at least $5 million. As of March 1, 2024, we had received aggregate gross proceeds of more than $5 million from the purchase of Units in the January 2024 Private Placement, the exercise of warrants issued in the January 2024 Private Placement and our exercise of the Conversion Right in the amount of $500,000. As a result, the Lender’s financing obligations have terminated pursuant to the terms of the Facility Agreement.

Until we close one or more equity financing transactions in an aggregate amount of at least $5 million (including the conversion of the Credit Facility), we had the right to convert into ordinary share up to $1.5 million, including accrued interest, of a loan extended or to be extended to us by the Lender, or the January 2024 Conversion Loan Amount, in connection with and in the framework of a financing transaction of ours on the date that follows the date upon which we notified the Lender of such financing transaction, which conversion will occur upon the same terms. As of the date hereof, we had converted $500,000 of the Credit Facility as a portion of the January 2024 Conversion Loan Amount.

As part of the Facility Agreement, we issued a warrant, or the January 2024 Facility Warrant, to the Lender to purchase 2,419,354 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of our ordinary shares on January 5, 2024. The January 2024 Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the January 2024 Facility Warrant was adjusted to $0.408 which is the effective price per ordinary share in the January 2024 PIPE, or the January 2024 Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the January 2024 Facility Warrant was also adjusted to a total 18,382,353, or the January 2024 Facility Warrant Adjusted Shares, such that the product of the January 2024 Facility Warrant Adjusted Exercise Price and the January 2024 Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As of the date of this Annual Report, 920,000 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $0.375 million to the Company.

In connection with and as a condition to the Credit Facility, each of Shmuel Donnerstein, Inbal Kreiss and Keren Aslan tendered their resignations from our board of directors, and our board of directors appointed Amitay Weiss and Hila Kiron-Revach to our board of directors, to serve until our next annual general meeting of shareholders. On March 12, 2024, Mr. Weiss resigned from our board of directors. Mr. Weiss’s resignation was not due to any disagreement with us or management. Also on March 12, 2024, our board of directors appointed Mr. Ariel Dor to our board of directors to serve until our next annual general meeting of shareholders.

Knorr-Bremse

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

 In the KB Private Placement, we entered into a definitive securities purchase agreement for the purchase and sale of an aggregate of 493,421 ordinary shares and the KB Warrants, 5-year term common warrants to purchase an aggregate of 493,421 ordinary shares, at a purchase price of $6.08 per unit, to Knorr-Bremse. The KB Warrants are exercisable at $6.72 per ordinary share. The KB Private Placement closed on June 21, 2023, following approval of such transaction by our shareholders.

SAFE

In January 2022, we entered into a SAFE with two of our current shareholders providing for financing in the aggregate amount of $1,000,000 (Knorr-Bremse in the amount of $714,286 and Foresight in the amount of $285,714) which was subsequently amended in March 2022. Upon our initial public offering on April 4, 2022, the SAFE converted into an aggregate of 242,131 ordinary shares and warrants to purchase 242,131 ordinary shares. The warrants issued have the same terms as the warrants issued in our initial public offering except that such warrants shall be unregistered and shall not be tradeable.

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

Law for the Encouragement of Industry (Taxes) - 1969

The Law for the Encouragement of Industry (Taxes) - 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. In general, an “Industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law-1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law-1984, or the Innovation Law, and its related regulations, research and development programs which meet specified criteria and are approved by the Israeli Innovation Authority, or the IIA, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part, pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire grant is repaid, together with an annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

The main obligations under the Innovation Law which are applicable to us as a grant recipient are:

Local manufacturing obligation: The terms of the Innovation Law require that the manufacture of products developed with IIA grants be performed in Israel. Manufacturing activity may not be transferred outside of Israel, unless the prior approval of the IIA is received. However, this does not restrict the export of products that incorporate the funded technology. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate) and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant
Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

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

Tax Benefits for Research and Development under the Encouragement of Industrial Research and Development Law-1984

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

Law for the Encouragement of Capital Investments-1959

The Law for the Encouragement of Capital Investments-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

Capital Gains Taxes is Applicable also to Non-Israeli Resident Shareholders.

A non-Israeli resident who derives capital gains from the sale, exchange or disposition of shares in an Israeli resident company listed on a non-Israeli stock exchange may be exempt from Israeli tax so long as the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) the capital gains are neither subject to section 101 of the Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments)-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described below, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership or sale of our ordinary shares. This summary generally considers only U.S. Holders that own our ordinary shares as capital assets. This summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. We will not seek a ruling from the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such U.S. Holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, ordinary shares representing 10% or more of the stock (by vote or value) of our Company.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

EACH U.S. HOLDER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISER FOR THE SPECIFIC TAX CONSEQUENCES TO THAT U.S. HOLDER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Taxation of Dividends

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

Corporate U.S. Holders generally will not be allowed a deduction for dividends received from us.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS, if any, will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. holder or withheld from a U.S. holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such U.S. Holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of our ordinary shares.

Passive Foreign Investment Companies

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2023, and although we have not determined whether we will be a PFIC in 2024, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of our ordinary shares. Generally, we will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year, assuming we were not a controlled foreign corporation for the year being tested, based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period for the ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. A U.S. Holder that is not a corporation will be required to treat any such interest paid as “personal interest,” which is not deductible. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Taxation of Dividends.”

A U.S. Holder that holds our ordinary shares at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such ordinary shares as shares in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such ordinary shares had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ordinary shares, as described below. However, we do not currently intend to provide the information necessary for U.S. Holders to make “QEF elections,” as described below, and the availability of a “mark-to-market election” with respect to the shares is a factual determination that will depend on the manner and quantity of trading of our shares, as described below.

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our ordinary shares as stock of a qualified electing fund. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the U.S. Holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

If we were classified as a PFIC, under Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock. However, a U.S. Holder of an option, warrant or right to acquire stock of a PFIC may not make a QEF election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired on exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules.

Mark-to-market Election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ordinary shares, but this election will be available with respect to the ordinary shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. ordinary shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-U.S. exchange or market that meets certain requirements under the Treasury regulations. ordinary shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which such U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such ordinary shares the U.S. Holder owns as of the close of the taxable year over such U.S. Holder’s adjusted tax basis in such ordinary shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of such U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value of such ordinary shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such ordinary shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such ordinary shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such ordinary shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of our ordinary shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the ordinary shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

U.S. Holders should consult their tax advisors to determine under what circumstances the mark-to-market election or QEF election would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

PFIC Reporting Obligations

A U.S. Holder of PFIC stock must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the ordinary shares.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds. You should consult your own tax advisor regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in your particular circumstances.

Information Reporting and Withholding

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2023 by approximately -4.23% and -8.07%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended December 31, 2023, and 2022.

	Year Ended December 31,
	2023	2022
(USD in thousands)
Audit fees (1)	120	120
Audit-related fees (2)	50	220
Tax fees (3)	-	21
All other fees	-	-
Total	170	361

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees in 2022 consist of services in connection with our initial public offering and in 2023 includes a consent and a comfort letter.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors—Risks Related to Our Business and Industry— Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our IT Manager, who is a Chief Information Security Officer (CISO) and holds over 15 years of experience in information technology and the design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of the Company, as currently in effect (included as Exhibit 3.1 to the Registration Statement on Form F-3 as filed with the Securities and Exchange Commission March 15, 2024 and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.2	Form of Warrant (included as Exhibit 4.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.3	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.4*	Rail Vision Ltd. Amended Share Option Plan, amended as of March 28, 2024

4.5	Compensation Policy (included as Exhibit 10.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.6	Amended and Restated Investors’ Rights Agreement between the Company, Knorr-Bremse and Foresight, dated October 13, 2020 (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference)

4.7	Framework agreement between the Company and Knorr-Bremse Rail Systems Schweiz AG, dated August 2020 (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.8	Investment Agreement between the Company and Knorr-Bremse, dated October 13, 2020 (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.9	Strategic Partnership Agreement by and between the Company and Knorr-Bremse, dated August 19, 2021 (included as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.10	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.11	Form of Knorr-Bremse Securities Purchase Agreement (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.12	Form of Common Warrant (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 15, 2023 and incorporated herein by reference).

4.13	Form of Registration Rights Agreement (filed as Exhibit 10.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.14	Placement Agent Agreement dated May 10, 2023 (filed as Exhibit 10.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.15	Form of Securities Purchase Agreement (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.16	Form of Registration Rights Agreement (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.17	Form of Pre-Funded Warrant (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.18	Form of Common Warrant (filed as Exhibit 99.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.19	Facility Agreement, dated January 9, 2024, between L.I.A. Pure Capital Ltd. and Rail Vision Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2024 and incorporated herein by reference).

4.20	Form of Warrant (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2024 and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network.

97.1*	Executive Officer Clawback Policy

101	The following financial information from Rail Vision Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

RAIL VISION LTD.

Date: March 28, 2024	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

Rail Vision Ltd.

Financial Statements

As of December 31, 2023

Rail Vision Ltd.

Financial Statements

As of December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RAIL VISION LTD.

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2023 and 2022 and the related statements of comprehensive loss, change in convertible preferred shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

March 28, 2024

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2023	2022

ASSETS

Current assets
Cash and cash equivalents		$3,066	8,270	$
Restricted cash		223	222
Accounts receivable		--	115
Inventories	3	977	--
Other current assets	4	336	225
Total current assets		4,602	8,832

Operating lease - right of use asset	14	889	1,151
Fixed assets, net	5	430	449
		1,319	1,600

TOTAL ASSETS		5,921	10,432

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		185	56
Current operating lease liability	14	285	281
Other accounts payable	6	2,140	1,032
Total current liabilities		2,610	1,369

Non-current operating lease liability	14	524	798

TOTAL LIABILITIES		3,134	2,167
Commitments and contingencies liabilities	7	--	--

Shareholders’ equity
Ordinary shares, NIS 0.08 par value; Authorized 12,500,000 shares; Issued and outstanding: 2,998,278 and 1,987,005 shares as of December 31, 2023 and 2022	9	68	46
Additional paid in capital	9	68,681	63,033
Accumulated deficit		(65,962)	(54,814)
Total shareholders’ equity		2,787	8,265

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,921	10,432

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2023	2022	2021

Revenues		$142	$421	$888
Cost of revenues		(61)	(661)	(657)

Gross profit (loss)		81	(240)	231

Research and development expenses, net	10	(7,145)	(6,230)	(7,208)

General and administrative expenses	11	(4,339)	(4,265)	(3,316)

Operating loss		(11,403)	(10,735)	(10,293)

Financial income, net		255	260	73

Net loss		(11,148)	(10,475)	(10,220)

Basic and diluted loss per ordinary share (*)		$(4.3)	$(5.91)	$(8.94)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share (*)		2,587,290	1,771,803	1,143,518

(*)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022, and a reverse share split of the Company’s ordinary shares effected on November 15, 2023 (see Note 1B)

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Convertible Preferred Shares and Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares (**)		Additional		Total shareholders’
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	equity (deficit)
BALANCE AS OF January 1, 2021	51,282	4,965	1,142,075	25	35,001	(34,119)	907

CHANGES DURING 2021:
Issuance of convertible preferred shares	--	5,000	--	--	--	--	--
Issuance of shares as a result of exercise of options	--	--	2,591	(*)	127	--	127
Share-based payment	--	--	--	--	859	--	859
Net loss	--		--	--	--	(10,220)	(10,220)
BALANCE AS OF DECEMBER 31, 2021	51,282	9,965	1,144,666	25	35,987	(44,339)	(8,327)

CHANGES DURING 2022:
Issuance of convertible preferred shares	10,256	2,000	--	--	--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	338,459	8	11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance costs(***)	--	--	473,405	12	13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	30,266	1	999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	209	(*)	10	--	10
Share-based payment	--	--	--	--	505		505
Net loss	--	--	--	--	--	(10,475)	(10,475)
BALANCE AS OF DECEMBER 31, 2022	--	--	1,987,005	46	63,033	(54,814)	8,265

(*)	Represents an amount less than $1.
(**)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022, and a reverse share split of the Company’s ordinary shares effected on November 15, 2023 (see Note 1B)
(***)	Issuance costs in the amount of approximately $2,060

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Convertible Preferred Shares and Changes in Shareholders’ Equity (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares (**)		Additional		Total shareholders’
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	equity (deficit)
Balance as of January 1, 2023	--	--	1,987,005	46	63,033	(54,814)	8,265
Issuance of shares as a result of exercise of warrants	--	--	24,431	1	(1)	--	--
Issuance of units of ordinary shares and warrants, net of issuance expenses (***)	--	--	986,842	21	5,376	--	5,397
Share-based payment	--	--	--	--	273		273
Net loss	--	--	--	--	--	(11,148)	(11,148)
BALANCE AS OF DECEMBER 31, 2023	--	--	2,998,278	68	68,681	(65,962)	2,787

(*)	Represents an amount less than $1.
(**)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022, and a reverse share split of the Company’s ordinary shares effected on November 15, 2023 (see Note 1B)
(***)	Issuance costs in the amount of approximately $603. (See Note 9 B (6) below)

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities
Loss for the year	$(11,148)	$(10,475)	$(10,220)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	171	150	142
Share-based payment	273	505	1,055
Exchange rate changes on cash and cash equivalents	(70)	--	--

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	115	--	--
Decrease (increase) in other current assets	(111)	163	(381)
Increase in Inventory	(977)	--	--
Change in operating lease liability, net.	(8)	(159)	(91)
Increase (decrease) in trade accounts payable	129	(83)	87
Increase (decrease)in other accounts payable	1,108	(82)	(540)

Net cash used in operating activities	(10,518)	(9,981)	(9,948)

Cash flows from investing activities
Purchase of fixed assets	(152)	(29)	(273)

Net cash used in investing activities	(152)	(29)	(273)

Cash flows from financing activities:
Issuance of preferred A shares	--	2,000	5,000
Proceeds from a convertible debt	--	1,000	--
Proceeds from exercise of options	--	10	127
Issuance of ordinary shares and warrants, net of issuance costs	5,397	13,643	--

Net cash provided by financing activities	5,397	16,653	5,127

Effect of exchange rate changes on cash and cash equivalents	70	--	--

Increase (decrease) in cash, cash equivalents and restricted cash	(5,203)	6,643	(5,094)
Cash, cash equivalents and restricted cash at the beginning of the period	8,492	1,849	6,943

Cash, cash equivalents and restricted cash at the end of the period	3,289	8,492	1,849

	Year ended December 31,
	2023	2022	2021
Non-Cash Activities:
Obtaining a right-of-use asset in exchange for a lease liability	--	--	458
Conversion of preferred shares	--	11,965	--
Conversion of a convertible debt	--	1,000	--
Decrease of deferred expenses against additional paid in capital	--	56	--

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

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively (see Note 9B (4) below).

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

As described in note 15C, subsequent to the balance sheet date, the Company raised $8,830 as part of issuance of shares and exercise of warrants and according to the current monthly burn rate, the management anticipates that its cash and cash equivalents as of the issuance date of the financial statements and the future expected cash flow from sales will be sufficient for 12 months of operations.

B.	Issuance of bonus shares and reverse split:

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

On November 15, 2023, the Company effected a one-for-eight (1-for-8) reverse stock split of its ordinary share (the “Reverse Split”). As a result of the Reverse Split, every eight (8) shares of ordinary share either issued and outstanding were combined into one new share of ordinary share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants were adjusted as a result of the Reverse Split, as required by the terms of those securities. The Reverse Split changed the par value of the ordinary share from NIS 0.01 to NIS 0.08. the Reverse Split did not change the number of shares authorized for issuance. See also note 15D below.

All share amounts, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the issuance of the bonus shares and the Reverse Split.

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

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trade accounts payable, accrued expenses and employees and related expenses recorded in other accounts payable, approximate their fair value due to the short-term maturity of these instruments.

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

F.	Inventories:

Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method (FIFO) of inventory accounting. The Company capitalizes, material, labor, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer. The valuation of the inventories requires to make estimates regarding excess or obsolete inventories, including making estimates of the future demand for products to be sold. Although the Company make every effort to ensure the accuracy of forecasts of future product demand, any significant unanticipated changes in demand, price, or technological developments could have a significant impact on the value of the inventory and reported operating results. Charges for excess and obsolete inventories are included within cost of revenue.

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

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2023 and 2022, no impairment losses were recognized.

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Revenue recognition (Cont.):

Deferred revenue represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met.

The current portion of deferred revenue represents the amount to be recognized within one year from the balance sheet date based on the estimated performance period of the underlying performance obligation, see Note 6 below.

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

Operating leases are included in operating lease right of use (“ROU”) assets and operating lease liabilities in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. The Company’s incremental borrowing rate is used in determining the present value of lease payments because rate implicit in the Company’s leases is not readily determinable. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. Operating lease expense is recognized on a straight-line basis over the lease term, variable payments are expensed in the periods incurred.

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

O.	Recent Accounting Standards:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

NOTE 3 - INVENTORIES

Inventories consist of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022

Raw materials	505	--
Work in process	383	--
Finished goods	89	--
	$977	$--

NOTE 4 - OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022

Government institutions	$88	$27
Deposits at the Chamber of Commerce	14	49
Deferred expenses (See note 7H)	39	--
Deferred cost of revenues (See note 7H)	85	--
Prepaid expenses	87	118
Other	23	31
	$336	$225

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 5 - FIXED ASSETS, NET

	December 31,
	2023	2022
Cost:

Computers and software	$712	$573
Laboratory equipment	408	408
Furniture and office equipment	164	161
Leasehold improvement	146	136
	1,430	1,278
Accumulated depreciation:

Computers and software	$673	$574
Laboratory equipment	225	172
Furniture and office equipment	29	24
Leasehold improvement	73	59
	1,000	829

Carrying amount	$430	$449

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 were $171, $150 and $142, respectively.

NOTE 6 - OTHER ACCOUNTS PAYABLE

	December 31,
	2023	2022

Employees and related expenses	$868	$824
Accrued expenses	280	208
Deferred revenues (*)	992	--
	$2,140	$1,032

(*)	See also notes 7A(2) and 7H below.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Israel Railways Ltd. (“Israel Railways”):

(1)	Collaboration Agreement with Israel Railways:

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

In accordance to the Railway Agreement and upon the completion of the initial public offering on April 4, 2022 (the “IPO”) (see Note 9B(4)) the Company paid to Israeli Railways a consideration of 1.5% of the actual IPO proceeds, which was approximately $213 and its right for payment of royalties has expired, according to the Railway Agreement provisions.

The Railway Agreement further provides that Israel Railways will be entitled to purchase the Company’s products and services at a price equal to half the lowest price charged by the Company for those products and services to an unrelated third party.

In addition, as part of the Railway Agreement and in consideration for services provided to the Company by Israel Railways, the Company granted Israel Railways an option to purchase 24,431 of the Company’s ordinary shares at their par value (see also Note 9B(5)).

The Railway Agreement was terminated and canceled by the parties under the Railways Commercial Agreement signed on January 31, 2023 (see Note 7A(2) below).

(2)	Railways Commercial Agreement:

On January 31, 2023, the Company signed an agreement with Israel Railways for the purchase by Israel Railways of ten Rail Vision Main Line Systems and related services for a total amount of approximately $1,400. As of December 31, 2023, the advanced payment received from Israel Railways was recorded as deferred revenues in other accounts payable in the amount of approximately $500.

B.	Memorandum of Understanding between the Company and Knorr-Bremse:

On September 17, 2020, a non-binding memorandum of understanding (the “Knorr-Bremse MOU”) was signed between the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (“Knorr-Bremse”) regarding cooperation between the parties with respect to Light Rail Vehicle (“LRV”) systems.

Following the signing of the Knorr-Bremse MOU, in December 2020, Knorr-Bremse placed a purchase order with the Company for developing two prototypes of the LRV system according to specifications required by Knorr Bremse (the “Knorr Bremse Purchase Order”). In return for the development of the two prototypes, Knorr Bremse paid the Company a total of approximately EUR 397 thousand (approximately $471).

As of December 31, 2021, the Company completed its commitment according to the Knorr Bremse Purchase Order for the supply of the two LRV prototype systems to Knorr-Bremse. Accordingly, the Company recognized revenues in 2021 from the sale of the two LRV prototype systems and the related services in a total amount of approximately $471.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

C.	Framework agreement with Knorr-Bremse Rail Systems Schweiz AG (“KBCH”):

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

D.	Strategic partnership agreement between the Company and Knorr-Bremse

On August 19, 2021, the Company entered into a strategic partnership agreement which summarizes the understandings for strategic cooperation between the parties.

The agreement was approved by the Company’s Board of Directors on August 25, 2021 and by the Company’s General Meeting on August 26, 2021.

E.	Agreement for supplying equipment and services with Hitachi Rail STS Australian Pty Ltd. (“STS”)

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

F.	Proof of Concept Purchase Order

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

G.	Six-Month Trial with Leading US-based Rail and Leasing Services Company

On February 16, 2023, a leading US-based rail and leasing services company purchased a Switch Yard System for $140 with support, to evaluate its performance during a six-month trial. The six-month trial was completed in September 2023, and accordingly recognized revenues in the year ended December 31, 2023 from the sale of the system and the trial, in the total amount of approximately $142. Regarding a supply contract signed on January 17, 2024 with this customer for the purchase of the Company’s AI-based Switch Yard Systems, see Note 15B below.

H.	Purchase Order from a Leading Latin America Mining Company

On October 17, 2023, the Company received a purchase order in the amount of $492 for a single Main Line system and related services from a leading Latin American (“LATAM”) mining company.

On December 11, 2023, the Company completed the delivery of the Main Line system to the LATAM mining company but hadn’t fully transferred the control on the system to the customer. In addition to the delivery of the system, the Company is providing supervision, guidance, and training services as part of the $492 purchase order.

As of December 31, 2023, the payment received from the LATAM mining company in the amount of $492, was recorded as deferred revenues in other accounts payable. In addition, the Company recorded an amount of approximately $87 as deferred cost of revenues and an amount of approximately $39 as deferred expenses.

NOTE 8 - CONVERTIBLE PREFERRED SHARES

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

Preferred A shares were entitled to all the rights of the Company’s ordinary shares and additional rights regarding liquidation preference and listing rights. Holders of Preferred A shares were entitled, at their option, to convert the Preferred A shares at any time into the Company’s ordinary shares in a 1:44 ratio. In addition, prior to the Company’s IPO, all Preferred A shares were converted into the Company’s ordinary shares in a 1:44 ratio, and, accordingly, all rights stated are revoked upon their conversion into the Company’s ordinary shares.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 9B(4)), 61,538 Preferred A shares were automatically converted into 338,459 ordinary shares (after giving effect to the issuance of 10,256 Preferred A shares described above).

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY

A.	The rights of ordinary shares are as follows:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

Regarding Issuance of bonus shares and Reverse Split see Note 1B above.

B.	Issuance of ordinary shares and warrants:

(1)	During April – June 2021, an aggregate of options to purchase 2,591 ordinary shares were exercised by former Company employees resulting in proceeds of $127.

(2)	During March 2022, options to purchase 209 ordinary shares were exercised by former Company employees resulting in proceeds of $10.

(3)	In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with its two main shareholders providing for financing in the aggregate amount of $1,000 (the “Investment Amount”), which was subsequently amended in March 2022.

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

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 9B(4) below) the Investment Amount was automatically converted to 30,266 ordinary shares and 30,266 warrants to purchase ordinary shares, with an exercise price of $33.44 per share, immediately exercisable and will expire five years from the date of issuance. These warrants are being accounted for as equity instruments in accordance with the guidance contained in ASC 815-40.

(4)	On April 4, 2022, the Company completed its IPO, in which the Company issued 473,405 units. Each unit included one ordinary share and one warrant to purchase one ordinary share at an exercise price of $33.44 per ordinary share. The warrants are exercisable at any time up to five years after the IPO. These warrants are being accounted for as equity instruments in accordance with the guidance contained in ASC 815-40.

Gross proceeds for the offering were approximately $15,647 (including exercise of over-allotment options as described below) and net proceeds of approximately $13,587 after deducting underwriting discounts and commissions and offering expenses.

The Company granted Aegis Capital Corp, the underwriter (“Aegis”), a 45-day over-allotment option to purchase additional ordinary shares and/or warrants to purchase additional ordinary shares up to 15% of the number of ordinary shares and warrants, respectively, sold in the IPO solely to cover over-allotments, if any. On April 4, 2022, Aegis exercised its over-allotment option with respect to 71,011 warrants to purchase ordinary shares.

(5)	According to an amended and restated cooperation agreement, dated January 19, 2020, with Israel Railways, the Company granted Israel Railways warrants to purchase 24,431 of its ordinary shares with a nominal exercise price of NIS 0.01 (approximately $0.003) per share. On January 25, 2023, Israel Railways notified the Company of its exercise of the warrants in full, and accordingly the Company issued 24,431 ordinary shares to Israel Railways.

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(6)	In May 2023, the Company executed a series of transactions raising aggregate gross proceeds of $6,000 (approximately $5,397after deducting issuance costs), as follows:

On May 11, 2023 the Company completed the closing of definitive agreements with investors (i) in a registered direct offering, for the purchase and sale of 493,421 ordinary shares and (ii) in a concurrent private placement to the same investors, for the issuance of 493,424 warrants, each to purchase one ordinary share at an exercise price of $6.72 per share. The private placement warrants are exercisable upon issuance and have a 5-year term from the initial exercise date. These warrants are being accounted for as equity instruments in accordance with the guidance contained in ASC 815-40. The aggregate gross proceeds to the Company of the registered direct offering and concurrent private placement were approximately $3,000.

Regarding cash-less exercise of warrants subsequent to December 31, 2023, see Note 15 below.

In a concurrent private placement, the Company agreed to issue an aggregate of 493,421 ordinary shares and 493,421 five-year warrants exercisable at $6.72 per share to Knorr-Bremse. The Knorr-Bremse private placement was subject to the approval by the Company’s shareholders, and the shareholders approved the transaction on June 18, 2023. The aggregate gross proceeds from this placement were approximately $3,000.

In all transactions, the purchase price of one unit was $6.08. Each unit included one ordinary share and one 5-year warrant to purchase one ordinary share.

C.	Equity Incentive Plan:

In January 2017, the Board authorized an incentive share option plan which was amended on March 21, 2022, and on September 13,2022 (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of ordinary shares that may be issued pursuant to awards will not exceed 291,544 ordinary shares.

D.	Shares and options to service providers:

The fair value for the options to service providers was estimated on their grant date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	On December 20, 2021, the Company granted options to a consultant for the purchase of 3,135 of the Company’s ordinary shares at an exercise price of $49.12 per share. The Consultant will be eligible to exercise the options upon completion of milestones, as defined in the consultant agreement, for a period of 24 months from the date of their grant.

(2)	On January 1, 2023 the Company granted to a service provider 3 years term warrants, to purchase a total of 6,252 ordinary shares. 1,563 warrants at an exercise price of $12.00, 1,563 warrants at an exercise price of $14.00, 1,563 warrants at an exercise price of $20.00, and 1,563 warrants at an exercise price of $24.00.

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees

(1)	The fair value of options was estimated using the Black-Scholes option pricing model, which was based on the following assumptions: share price $2.4 - $8.8 weighted average volatility of 65% - 68%, risk free interest rates of 1.83%-3.66%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2023			2022			2021
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price (*)	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
			$		$			$
Outstanding as of beginning of period	237,612	17.6	8.2	158,109	49.12	7.5	204,974	49.12	8.9
Granted	68,739	14.8	9.75	132,361	14.8		--	--
Exercised	--	--	--	(209)	49.12		(2,590)	49.12
Forfeited or expired	(9,642)	14.8		(52,649)	49.12		(44,275)	49.12

Outstanding as of end of period	296,709	16.32	6.16	237,612	17.6	8.2	158,109	49.12	7.5
Exercisable as of end of period	157,394	17.44	4.12	100,633	19.68	6.6	85,465	49.12	7.4

(*)	Regarding repricing during 2022, see Note 9E(3)(h) below.

The weighted average fair value of options granted during the years ended December 31, 2023 and 2022 was $0.13 and $0.48 and per share, respectively. No options granted during 2021.

As of December 31, 2023, the total unrecognized share-based payment expenses related to nonvested awards was $302, which is expected to be recognized over the next 2.75 years.

(3)	Options granted:

a)	On June 24, 2018, the Company granted options to purchase 23,512 ordinary shares to its employees and directors at an exercise price of $49.12 per share (see also subsection (i) below). These options expire 10 years after their grant date and vest over three years in nine tranches. One third of the options vested upon the first-year anniversary and the reminder vested in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2021, the Company recorded an expense of $89. No expenses have been recorded for the years ended December 31, 2023 and 2022.

b)	On January 22, 2020, the Company granted options to purchase 83,912 ordinary shares to its employees at an exercise price of $49.12 per share (see also subsection (h) below) (of which options to purchase 9,322 ordinary shares were to the Company’s former CEO that were forfeited at the end of his employment in December 2020). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 18, 2020 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2022 and 2021, the Company recorded an expense of $163 and $380, respectively, No expenses have been recorded for the year ended December 31, 2023, in respect for such grant.

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

(3)	Options granted: (Cont.)

c)	In October 2020, the Company granted to its former chairman of the Board options to purchase 69,602 ordinary shares are exercisable at an exercise price of $49.12 per share (see also subsection (i) below). The options vest as follows: (1) options to purchase 17,400 ordinary shares vested in one tranche at the end of 12 months from October 13, 2020; and (2) options to purchase 34,801 ordinary shares will vest in the event that the Company generate a cumulative order backlog (as defined in the option agreement) in the amount of not less than $7,000 by the end of 18 months from October 13, 2020; (3) options to purchase 17,400 ordinary shares will vest in the event that the Company reaches a cumulative order backlog of $15,000 by the end of 24 months from October 13, 2020 (including the first cumulative order backlog); and all subject to him serving as the active Chairman of the Company’s Board at the time of vesting and were subject to an acceleration of 25% of his unvested options (i.e., 17,402) in the event that the Company effectuates an IPO. Accordingly, upon the completion of the IPO on April 4, 2022 (see Note 9B(4)), 17,402 were accelerated and considered fully vested.

For the years ended December 31, 2022 and 2021, the Company recorded an expense of $133 and $332, respectively, No expenses have been recorded for the year ended December 31, 2023, in respect for such grants.

As of December 31, 2023, a total of 34,801 of the former chairman’s options had expired as the periods of 18 and 24 months had passed and the Company did not reach the required cumulative order backlogs, as detailed above.

d)	In October 2020, the Company granted to its CEO options to purchase 7,700 ordinary shares at an exercise price of $49.12 per share (see also subsection (i) below) vest as follows: (1) options to purchase 3,850 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2022, a cumulative order backlog (as defined in the option agreement) in an amount not less than $10,000; and (2) options to purchase the remaining 3,850 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2024 a cumulative order backlog (as defined above) in an amount not less than $20,000 (including the first cumulative order backlog); and all subject to him serving in his position at the time of vesting.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded an expense of $22, $20 and $12, respectively, in respect for such grant.

As of December 31, 2023, a total of 3,850 of the CEO’s options had expired as the period of 24 months has passed and the Company did not reach the required cumulative order backlog, as detailed above.

e)	On November 3, 2020, the Company granted options to purchase 13,475 ordinary shares to its employees at an exercise price of $49.12 per share (see also subsection (i) below). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on November 3, 2021, and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2023, 2022 and 2021, the Company recorded an expense of $45, $46 and $62, respectively, in respect for such grant.

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Options to employees (Cont.)

(3)	Options granted (Cont.)

e)	On May 11, 2022, the Company granted to three officers options to purchase 68,395 ordinary shares including 33,277 to its former chairman of the Board, 19,510 to its CEO and 15,608 to its CFO, at an exercise price of $14.80 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on May 11, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2023 and 2022, The Company recorded an expense of $96 and $61 respectively, in respect for such grant.

f)	On May 11, 2022, and June 6, 2022, the Company granted to four of its directors options to purchase 14,974 ordinary shares and 4,991 ordinary shares, respectively, with an exercise price of $14.80 per share. Such options will vest one-third following 12 months from the grant date of such options, second one-third following 24 months from the grant date and the balance following 36 months. For the years ended December 31, 2023 and 2022, the Company recorded an expense of $27 and $17 respectively, in respect for such grant.

g)	On September 13, 2022, in accordance with the terms of the 2017 Plan, the Board approved a modification of 46,964 outstanding options held by officers and employees that had an exercise price of $49.12 per share and reduced the exercise price to $14.80 per share. This resolution was effective from November 3, 2022, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $51, as share based payment expenses. The additional fair value resulting from the modification, approximately $30, is being expensed over the remaining vesting period of the modified options.

The modification of 46,021 additional outstanding options held by the Company’s CEO and two Directors was approved by the Board and the Company’s shareholders.

h)	On September 13, 2022 the Company granted 31,500 options to its employees at an exercise price of $14.80 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 13, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31,2023 and 2022, the Company recorded an expense of $22 and $10 respectively, in respect for such grant.

i)	On September 13, 2022 the Company granted 12,500 options to two of its officers at an exercise price of $14.80 per share. These options expire 10 years after their grant date and vest in twelve equal quarterly tranches over a period of three years. For the years ended December 31, 2023 and 2022, the Company recorded an expense of $12 and $4 respectively, in respect for such grant.

j)	During the period June till October, 2023 the Company granted a total of 68,739 to its employees (including its CEO) and one of its director at an exercise price of $14.80 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on June 18, 2024 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2023, the Company recorded an expense of $5, in respect for such grants.

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Payment Expense:

The total share-based payment expense related to options granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	-	$8	$36
Research and development	61	174	608
General and administrative	212	323	411
Total share-based payment expense	$273	$505	$1,055

NOTE 10 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2023	2022	2021

Payroll and related expenses	$5,671	$5,049	$5,586
Share-based payment	61	174	608
R&D consumables	696	160	318
Rent and office maintenance	416	355	390
Depreciation	151	130	132
Subcontracted work and consulting	5	15	64
Travel and other expenses	145	347	110
	$7,145	$6,230	$7,208

NOTE 11 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2023	2022		2021

Payroll and related expenses	$1,815	$1,845		$1,508
Share-based payment	212	323		411
Professional services	1,635	1,451		1,133
Travel expenses	61	115		48
Rent and office maintenance	139	118		130
Depreciation	20	20		11
Marketing and others	457	393		75
	$4,339	4,265	$	$3,316

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2023, 2022 and 2021.

2.	As of December 31, 2023, the Company generated net operating losses of approximately $54,237, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the foreseeable future. Therefore, a valuation allowance was recorded to cover the entire balance of the deferred tax assets.

	December 31,
Deferred tax assets:	2023	2022

Deferred taxes due to carryforward losses	$12,474	$9,843

Valuation allowance	(12,474)	(9,843)
Income tax expenses	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

NOTE 13 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

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

A.	Transactions:

	Year ended December 31,
	2023	2022	2021

Revenues	--	--	$888
General and administrative expenses (*)	$22	$147	--

(*)	In 2023, one time bonus in the amount of $22 to CEO. In 2022, one time IPO bonus in the amount of $97 and $50 to the Company’s CEO and its former chairman, respectively.

B.	Balances:

	December 31,
	2023	2022

Other current assets	--	$27

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 14 – LEASES

On April 4, 2021, the Company signed an amendment to the lease of the Company’s offices in Raanana, Israel, according to which, instead of the additional lease period under the option in the lease, the Company extended the lease period for another five years beginning on September 9, 2021 (the date the current lease period ends) until September 8, 2026 (the “Lease Update”).

According to the Lease Update, the monthly rent for the Company’s offices (excluding parking and management fees) are approximately NIS 79 thousand (approx. $25) in the first two years, NIS 82 thousand (approx. $26) in the third and fourth lease years and NIS 83 thousand (approx. $26) in the fifth year. All the amounts are linked to the Israeli Consumer Price Index.

According to the Lease Update, the Company has an option to extend the lease period for another five years from September 9, 2026, to September 8, 2031, with a monthly rent of between NIS 96 thousand (approx. $30) and NIS 102 thousand (approx. $32) over the additional lease period linked with the Israeli Consumer Price Index.

At the time of the amendment, the Company updated its lease liability and right-of-use asset in a total amount of approx. $458, which reflects the expected lease term until September 8, 2026.

For the years ended December 31, 2023, 2022 and 2021, operating lease expenses recorded in the Statements of Comprehensive Loss were $375, $357 and $405, respectively.

Future lease payments under operating leases as of December 31, 2023 were as follows:

2024	313
2025	317
2026	219
Total future lease payments	849
Less imputed interest	(40)
Total lease liability balance	809

The weighted average lease term and weighted average discount rate as of December 31, 2023 was as follows:

Operating leases weighted average remaining lease term (in years)	2.7
Operating leases weighted average discount rate	5.1%

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 15 - SUBSEQUENT EVENTS

A.	Execution of Credit Facility Agreement and Issuance of Facility Warrant

On January 9, 2024, the Company entered into the Facility Agreement for a $6,000 credit facility (the “Credit Facility”) and an additional amount up to $3,000, subject to certain conditions (the “Additional Loans”) with a global investment firm (the “Lender”).

The Credit Facility, which has an initial term of 10 months, accrues interest at a rate of 8% per annum, and the first payment of $1,500 was drawn down upon execution of the Facility Agreement and the remaining amount may be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

After the Credit Facility is exhausted, the Company may draw down the Additional Loans in an aggregate amount up to $3,000. The Additional Loans include two initial installments of up to $750, and two additional installments of up to $750, the latter of which are subject to certain conditions. The Additional Loans will accrue interest at a rate of 12% per annum.

In the event that the Company enters into an alternate credit facility on more favorable terms, the Lender’s funding obligations under the Credit Facility shall decrease with respect to the amount actually received by the Company under such alternate credit facility. The Lender’s financing obligations shall terminate in the event the Company draws down $7,500 or more pursuant to an alternate credit facility or closes one or more equity financing transaction in an aggregate amount of at least $5,000. As of March 1, 2024, in connection with the January 2024 Private Placement, the Company has received aggregate gross proceeds of more than $5,000 from the purchase of Units and exercise of warrants (see Note 15C below), and accordingly the Lender’s financing obligations have been terminated.

Until the Company closes one or more equity financing transactions in an aggregate amount of at least $5,000 (including the conversion of the Credit Facility), it has the right to convert an amount of up to $1,500 out of the outstanding loan (including accrued interest) into ordinary shares of the Company, in connection with and in the framework of a financing transaction of the Company on the date that follows the date upon which the Company notifies the Lender of such financing transaction, which conversion will occur upon the same terms. In connection with the January 2024 Private Placement, the Company has converted $500of the outstanding loan and issued to the Lender the Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant (see Note 15C below).

In addition, the loan, together with accrued interest, must be repaid at a rate of 30% of the gross proceeds of any equity financing transactions consummated by the Company during the term of the Credit Facility, which meet a minimum threshold aggregate amount (initially, $5,000 and increasing by an additional $500 for each month during the term) until the loan is repaid in full. The repayment of the Credit Facility shall be on the last day of each calendar month during which the sources for repayment specified above were actually received by the Company. The loan may be prepaid early without any penalty.

As part of the Facility Agreement, the Company issued a warrant (the “Facility Warrant”) to the Lender to purchase 2,419,354 ordinary shares of the Company representing an aggregate exercise amount of $7,500, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of the Company’s ordinary shares on January 5, 2024. The Facility Warrant was exercisable upon issuance and has a term of 5 years from the date of issuance. The January 2024 Private Placement detailed in Note 15C below, triggered an anti-dilution protection and accordingly the exercise price of the Facility Warrant was adjusted to $0.408 and the amount of ordinary shares issuable upon the exercise of the Facility Warrant was adjusted to 18,382,353 shares. As of the date of these financial statements, 920,000 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $375 to the Company.

B.	A Leading US-Based Rail & Leasing Services Company Orders Rail Vision Switch Yard Systems Valued at Up to $5 Million

On January 17, 2024 a leading US-based rail and leasing services company signed a supply contract with the Company for the purchase of the Company’s Switch Yard Systems.

The first phase of the contract is valued at $1,000. Follow-on orders for additional Switch Yard Systems, valued at up to $4,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

Rail Vision Ltd.
Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 15 - SUBSEQUENT EVENTS (Cont.)

C.	On January 18, 2024, the Company entered into a binding term sheet directly with a global investment firm (the “Lead Investor”) for the purchase and sale in the January 2024 Private Placement of units (the “Units”) consisting of (i) one ordinary share of the Company and (ii) one and a half warrants to purchase ordinary shares of the Company to the Lead Investor and other investors (collectively, the “Investors”) of a minimum of $2,500 of Units and up to a maximum of $3,000 of Units. The January 2024 Private Placement closed on January 31, 2024 following the execution of definitive documentation between the Company and the Investors..

On January 30, 2024, the Company entered into the definitive securities purchase agreement with the Investors for the purchase and sale of Units consisting of (A) (i) 1,651,458 of the Company’s ordinary shares, and/or (ii) pre-funded warrants (the “PIPE Pre-Funded Warrants”) to purchase up to 1,394,999 ordinary shares and (B) common warrants (the “PIPE Common Warrants”) to purchase up to 4,569,688 ordinary shares. The purchase price per Unit is $0.98475.

The PIPE Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will not expire until exercised in full. The PIPE Common Warrants are exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will have a 5.5-year term from the issuance date.

The aggregate gross proceeds to the Company from the January 2024 Private Placement was approximately $3,000 ($3,500 including the $500 converted as detailed below)..

In connection with the closing of the Private Placement, the Company exercised its conversion right pursuant to the Credit Facility to convert $500of the outstanding loan that was extended to the Company by the Lender of the Credit Facility. Following such conversion, the Company issued to the Lender (i) a pre-funded warrant (the “Facility Conversion Pre-Funded Warrant”) to purchase up to 507,743 ordinary shares and (ii) a common warrant (the “Facility Conversion Common Warrant”) to purchase up to 761,615 ordinary shares. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the PIPE Pre-Funded Warrant and PIPE Common Warrant, respectively.

As of the date of these financial statements 1,394,999 January 2024 PIPE Pre-Funded Warrants, 507,743 Facility Conversion Pre-Funded Warrant, 761,615 Facility Conversion Common Warrant and 4,269,688 January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $4,955 to the Company.

D.	On February 21, 2024, the Company convened an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the cancelation of the nominal value of the Company’s registered and issued share capital; (ii) an increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and to amend the Company’s Amended and Restated Articles of Association accordingly.

E.	In January 2024, investors from the May 2023 private placement (see Note 9B(6) above) exercised 493,424 warrants to purchase ordinary shares on a cashless basis. As a result of the cashless exercises, the Company issued 181,002 ordinary shares to such investors.