Form 20-F
period 2024-12-31
Rail Vision Ltd.
filed 2025-03-31
CIK 1743905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 30, 2025: 51,988,188  ordinary shares.

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

ii

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our limited operating history;

●	our current and future capital requirements;

●	our ability to manufacture, market and sell our products and to generate significant revenues;

●	our intention to advance our technologies and commercialization efforts;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing, production and distribution channels;

●	acceptance of our business model by investors;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

iii

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

Risks Related to Our Business and Industry

●	We depend entirely on the success of our current products that we have started to commercialize and that we may further develop, we may not be able to successfully introduce these products and commercialize them, and we may not be able to successfully manage our planned growth, and our operating results and financial condition may fluctuate. Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	Our business may be adversely affected by changes in railway safety regulations.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	The markets in which we participate are competitive and our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. Additionally, we are subject to data ownership and privacy regulations which may expose us to lawsuits and sanctions for violations.

●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

●	Certain events, developments, or social media posts and interactions may impact our reputation.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Scrutiny of sustainability and environmental, social, and governance\ initiatives could increase our costs or otherwise adversely impact our business.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, affecting our ability to compete.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful and we may be subject to claims challenging the inventorship of our intellectual property, and we may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of Our Securities

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may be one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	The market price of our securities may be highly volatile, and you could lose all or part of your investment.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

General Risk Factors

●	If we are unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

Risks Related to Our Financial Condition and Capital Requirements

We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are an early commercialization stage company with a limited operating history and have not yet generated significant revenues from our sales and operations. We have incurred net losses since our inception in 2016, including net losses of approximately $29 million for the year ended December 31, 2024. As of December 31, 2024, we had an accumulated deficit of approximately $95 million.

We have devoted substantially all of our financial resources to develop our solutions and have begun the process to invest in our sales and marketing activities as we start to transition to an early commercialization stage company. We have financed our operations primarily through the issuance of equity securities. See “Item 5. Operating and Financial Review and Prospects— B. Operating Results— Financing Activities— Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)” “Item 5. Operating and Financial Review and Prospects— B. Operating Results— Financing Activities—Standby Equity Purchase Agreement (October 2024)” and for additional information. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development and testing of our products;

●	establish a sales, marketing, production and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated significant revenues from the sale of our current products and may never be profitable.

While we have commenced commercialization efforts of our product, we have not yet generated significant revenues since the date of our inception. Our first revenues were recorded in our unaudited interim condensed financial statements for the period ended June 30, 2021. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

We expect that we will need to invest significant time and require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, testing and other related activities;

●	the cost of establishing commercial supplies of our products;

●	the cost and timing of establishing sales, marketing, production and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

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

Risks Related to Our Business and Industry

We depend entirely on the success of our current products that we have started to commercialize and that we may further develop, and we may not be able to successfully introduce these products and commercialize them.

We are currently in the early commercialization stage. Until recently, we have invested almost all of our efforts and financial resources in the research, development and testing of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our product candidates. The process of development and commercialization is long, complex, costly and uncertain of outcome. While we have several ongoing tests with train operators through which we hope to demonstrate our technology, we cannot assure you that any of these programs will result in subsequent sales of our products.

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

Currently, we maintain limited coverage of product liability insurance in the amounts of $2 million to $3 million, depending on the territory, which will be necessary prior to the commercialization of our products. It is likely that our current and/or any future product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

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

We expect to continue to make investments in our products in development and that we have begun to commercialize. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

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

In a process to reduce our operational costs, in December 2023, we took steps to lower our expenses through a targeted reduction in headcount of our employee base by 12 employees representing approximately 20% of our workforce as of such date. This resource adjustment resulted a significant reduction in fixed costs, including salaries and professional services and we evaluate our needed resources on an ongoing basis.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. In addition, if we fail to maintain the adequacy of our internal control, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our Ordinary Shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

We have a growing portfolio of 11 patents registered in the USA; 4 patents registered in China; 2 patent registered from the European Patent Office (EPO) and validated in Germany, Switzerland, Hungary, Austria, Denmark, France and Great Britain; 6 patents issued in Japan; 3 patents issued in India; 11 pending patent applications, of which 11 are national phase patent applications filed in the USA, EPO, China, Japan and India under the provisions of the Patent Cooperation Treaty (PCT) through World Intellectual Property Organization (WIPO); and 1 of which is a patent application in Hong Kong and requested based on the European national phase patent application. We cannot offer any assurances about which, if any, patent applications will be issued, the breadth of any such patent once issued, or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any existing or new products.

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

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, there can be no assurance that we were not a PFIC for the year ended December 31, 2024, and although we have not determined whether we will be a PFIC for United States federal income tax purposes for the year ending December 31, 2025, or in any subsequent year, there can be no assurance that our market capitalization and the composition of our income, assets and operations for any such years will not cause us to be a PFIC. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

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

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As of the date of this Annual Report on Form 20-F, one (1) of our employees   is serving in active duty, who is not an executive or performs critical or exclusive functions. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. On January 19, 2025, a temporary ceasefire came into effect between Israel and Hamas, the result of which is uncertain. However, we cannot predict if and to what extent these ceasefires will remain in effect or upheld. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel, and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

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

General Risk Factors

If we are unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of our ordinary shares.

As previously disclosed, on March 6, 2025, we received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying us that we had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. We have until September 2, 2025, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, our ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by September 2, 2025, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a hearings panel.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to delist our ordinary shares. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair your ability to sell or purchase our ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares.

In addition, our authorized share capital consists of 100,000,000 ordinary shares, no par value. As of March 30, 2025, we had 51,988,188 ordinary shares issued and outstanding. As of March 30, 2025, we also had warrants to purchase 2,289,943 ordinary shares outstanding, options to purchase 179,638 ordinary shares outstanding, of which 138,484 are currently vested and 2,565,519 restricted share units, or RSUs. Our board of directors may issue, or reserve for issuance, an additional 42,976,812 ordinary shares, which might dilute your holdings substantially.

To the extent that ordinary shares are issued or options and warrants are exercised, holders of our ordinary shares will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for ordinary shares, holders of our ordinary shares may experience dilution. We also consider from time to time various strategic alternatives that could involve issuances of additional ordinary shares, including but not limited to acquisitions and business combinations, but do not currently have any definitive plan to enter into any such transaction.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or ordinary shares, our ordinary shares price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ordinary shares, or provide more favorable relative recommendations about our competitors, our ordinary shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ordinary shares price or trading volume to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an early commercialization stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator.

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

B. Business Overview

Overview

We are an early commercialization stage technology company that is seeking to revolutionize railway safety and the data-related market. We believe we have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator.

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

Autonomous trains, also known as driverless trains, are operated automatically without any human intervention, and are monitored from the control station when communication is available. In case of any obstacle incurred in the route, the obstacle detection system commands the train to stop and in parallel a message is sent to operational control center and to the attendant on the train if any, to further command the train. Owing to increase in traffic congestion on road network, the need for smart and frequent trains has boosted the growth of the global market. According to Grand View Research, as of 2023, the global market autonomous train market size was estimated to be valued at $9.82 billion and is expected to grow at a compound annual growth rate (CAGR) of 5.9% from 2024 to 2030 reaching over $15.0 billion.

Our railway detection systems are currently under a couple of projects of equipping each customer with up to 10 systems each and in a pilot phases with several industry leading railway operators, as we seek to move to the next stage of receiving commercial roll out orders. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

Summary of Market Traction

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems, which installation started in February 2024.   The first deliveries of the systems were completed in 2024, and in December 2024, we received certification approval for the installation of our MainLine Systems on Israel Railways’ passenger locomotives and drive cabins.

In October 2023, we received a $500,000 purchase order for a single Main Line System and related services from a leading Latin American mining company, which was delivered to the customer in December 2023. The customer began a long-term pilot soon after installation was completed in July 2024.

After a successful six-month long-term pilot with a US-based rail and leasing services company, in January 2024, we signed a supply contract with this customer valued at up to $5,000,000 (USD) for the purchase our AI-based Switch Yard Systems. The first phase of the contract was valued at $1,000,000 (USD), and accordingly the Company received an initial purchase order for its Shunting Yard systems amounting to approximately $1,000,000 in April 2024. Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

In March 2024 we received an order for our Switch Yard System from a Class 1 freight rail company in the United States, and in June 2024, we completed the successful installation of our Switch Yard System Class 1 for this customer who will use the system on its locomotive for evaluation in different scenarios related to safety and efficiency.

In April 2024, we received an order for our Switch Yard System from Loram, a leading US- based provider of railway track maintenance equipment and services, and in June 2024, we completed the successful delivery and installation, which marked the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with our advanced technology.

In January 2025, we received a purchase order for our Main Line product from one of the leading Central American freight rail operators, known for its commitment to safety and technological modernization.

Additionally, in January 2025, we signed a Memorandum of Understanding (MOU) with Sujan Ventures, a division of the esteemed Sujan Group, a premier technology and components supplier to the Indian rail industry. This collaboration aims to position our innovative technologies for inclusion in future tenders and ongoing projects to enhance rail safety in India.

Industry Overview and Market Opportunity

According to Transparency Market Research Company’s, the global driver assistance systems for locomotives market is experiencing significant growth, with a projected compound annual growth rate (CAGR) of 4.24% from 2024 to 2034. The market, valued at $9.5 billion in 2023, is expected to reach $15.1 billion by 2034, showcasing a robust and expanding opportunity for advanced detection and assistance technologies.

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives”

This growth aligns with Rail Vision’s strategic focus on leveraging AI-driven systems to meet the increasing demand for safety, efficiency, and predictive maintenance solutions. As the market evolves, Rail Vision’s product portfolio aims to position itself to capitalize on this trajectory, offering innovative solutions that exceed current industry standards and address critical operational challenges.

The evolving market dynamics in driver assistance systems highlight a gradual shift toward higher levels of automation. While Level 1 (Driver Assistance) and Level 2 (Partial Automation) are expected to see market share declines by 2034, Level 3 (Conditional Automation) and Level 4 (High Automation) are poised for significant growth, with market shares increasing by 148 and 385 basis points, respectively. This trend underscores the growing demand for more sophisticated solutions that bridge current operational needs with the future of autonomous rail systems. One of the reasons for that is the shortage in human resources in the industry. For example, Germany’s rail sector explicitly links driverless automation to workforce shortages. In May 2024, Deutsche Bahn’s Digitale Schiene initiative stated that “for many railway undertakings (RUs), it is becoming increasingly important to operate trains with fewer staff. Fully automated, driverless driving provides an answer to this”, noting that an aging workforce and more retirements are causing “train cancellations due to a lack of staff – especially train drivers” and that “fully automated, driverless driving offers a technical solution to this problem”

Global Driver Assistance Systems for Locomotives Market Share Analysis & Change In BPS By Level of Autonomy – 2024 & 2034

	Market Share 2024	Market Share 2034	Changes In BPS
Level 1 (Driver Assistance)	42.0%	38.2%	-375 ↓
Level 2 (Partial Automation)	25.8%	22.8%	-297 ↓
Level 3 (Conditional Automation)	29.0%	30.5%	148 ↑
Level 4 (High Automation)	2.1%	6.0%	385 ↑
Level 5 (Full Automation)	1.1%	2.5%	139 ↑
Total	100.0%	100.0%

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives”

Rail Vision’s unique ability to deliver solutions across the full spectrum of autonomy, from Level 1 to Level 5 positions the company to capitalize on this shift. With advanced AI-driven systems tailored for safety and operational efficiency, Rail Vision is well-equipped to meet the demands of an industry transitioning toward high automation while maintaining relevance in existing driver-assistance applications.

Market trends indicate a significant shift in demand across train types, with suburban and long-distance freight and passenger trains becoming increasingly critical growth areas. The market share for suburban trains is projected to rise from 23.0% in 2024 to 25.2% in 2034, while long-distance trains remain a significant segment despite a slight decrease in market share from 25.3% to 21.2%. This reflects the growing need for safe and efficient rail operations in both regional and intercity networks to support economic and population growth.

Global Driver Assistance Systems for Locomotives Market Share Analysis & Change In BPS By Train Type – 2024 & 2034

	Market Share 2024	Market Share 2034	Changes In BPS	
Long Distance Train	25.3%	21.2%	-402	↓
Suburban	23.0%	25.2%	219	↑
Tram	8.9%	7.3%	-156	↓
Monorail Subway/ Metro	36.3%	39.6%	331	↑
Others (Special-Purpose Trains, etc.)	6.5%	6.6%	8	↑
Total	100.0%	100.0%

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives”

Rail Vision’s advanced detection systems, designed specifically for long-distance freight and passenger trains as well as shunting yard operations, uniquely position the company to address these evolving market demands. By delivering enhanced safety, improved operational efficiency, and tailored solutions for these key segments, Rail Vision is strategically aligned to capitalize on industry trends and contribute to the modernization of global rail networks.

The steady growth of optical sensors and cameras, with market share increasing from 34.0% in 2024 to 34.9% in 2034, aligns seamlessly with Rail Vision’s advanced vision detection systems. By leveraging high-resolution optical sensors and AI-driven algorithms, Rail Vision ensures unparalleled accuracy and reliability for both long-distance freight and passenger trains, as well as shunting yard operations.

Global Driver Assistance Systems for Locomotives Market Share Analysis & Change In BPS By Components – 2024 & 2034

	Market Share 2024	Market Share 2034	Changes In BPS
RADAR	25.7%	27.3%	160 ↑
LiDAR	5.8%	4.9%	-94 ↓
Optical Sensor & Camera	34.0%	34.9%	86 ↑
Odometer	3.7%	3.3%	-42 ↓
Infrared Sensor	8.8%	7.5%	-127 ↓
Antenna	3.5%	3.1%	-43 ↓
Others (Signal Processing Unit, etc.)	18.4%	19.0%	60 ↑
Total	100.0%	100.0%

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives”

Although the market share for infrared sensors is projected to decline from 8.8% to 7.5%, Rail Vision’s strategic integration of thermal imaging alongside optical sensors continues to provide an unmatched solution for low-visibility environments and nighttime operations, enhancing safety and efficiency across its product lines.

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

The market trends of integrating ADAS and autonomous technology in locomotives is impacted by demand-side trends, such as increased safety awareness and a focus on operational efficiency, as well as supply-side trends, such as technological advancements and collaborative partnerships.

Demand-Side Trends: The rising emphasis on safety awareness and operational efficiency aligns perfectly with Rail Vision’s technology. Rail operators are increasingly investing in systems that provide real-time situational awareness and predictive maintenance capabilities, both of which are core strengths of Rail Vision’s Main Line and Shunting Yard systems. This growing demand highlights the market’s shift toward prioritizing safety, reducing human error, and optimizing performance—objectives that Rail Vision directly addresses.

Supply-Side Trends: Technological advancements in AI, machine learning, and sensor technologies, as noted, are reshaping the Driver Assistance Systems (DAS) market. Rail Vision leverages these advancements with its AI-driven detection and classification systems, providing enhanced obstacle detection and decision-making support. Additionally, Rail Vision’s strategic collaborations with leading rail operators and technology partners, such as Knorr-Bremse, reflect the increasing importance of partnerships in accelerating innovation and integration into existing rail infrastructures.

Railway accidents are generally attributed to several factors, such as the human factor, which include the driver’s failure to notice and respond to obstacles on the track, the driver’s ability to react to potential dangers, and the driver’s field of view, which gets worse in poor lighting or severe weather conditions. Other factors that cause railway accidents include faults in the railway track signaling system, damaged infrastructure, and weather conditions such as rain, fog and snow.

According to the European Union Agency for Railways’ “Safety Overview 2023,” there were 1,389 significant railway accidents in the EU, resulting in 683 fatalities (excluding suicides) and 513 serious injuries. The economic cost of these significant accidents is estimated to be around €3.2 billion per annum.

In 2023, the United States experienced a concerning rise in railroad-related fatalities, totaling 995 deaths—a 10% increase from the 2022 figure of 908 and marking the highest count since 2007. Nonfatal injuries also saw an uptick, reaching 6,705, a 3% increase from the previous year’s 6,513. Notably, fatalities at highway-rail crossings decreased by 9%, while deaths from other incidents, including trespassing, rose by 17%. Preliminary data from the Federal Railroad Administration (FRA) indicates that in 2023, there were 2,192 highway-rail grade crossing collisions, resulting in 247 fatalities and 766 injuries. These statistics underscore the persistent safety challenges within the U.S. rail system. In contrast, comprehensive and up-to-date railway accident data for Latin America remains limited, highlighting a need for improved reporting and transparency in the region. Rail Visons increased presence in Latin America has the potential to assist operators in improved reporting and transparency by collecting big data and statistics using our systems and presenting it to the operators using Rail Vision’s web application, which is described in the “Our Solutions” section below.

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

Our railway detection system monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2,000 meters (1.3 miles), which is longer than the braking distance of most trains. Our system is designed to detect, classify and alert train operators on real-time railway track obstacles, which allows the train operator to make educated decisions in how to best operate the train, and to decide whether it is necessary to stop to avoid a collision. Additionally, after being integrated into the train’s computer, our railway detection system’s artificial intelligence capabilities will facilitate by taking emergency autonomous actions, such as halting the train, braking once an obstacle is classified, sounding a horn and flashing lights to alert others.

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

As part of the autonomous train vision being promoted worldwide, an automatic detection system will be required to enable train operators to detect obstacles in the train’s travel route beyond the braking distance of a train. An automatic detection system has about twice the human detection capabilities during the day, and much more at night. As part of our efforts to advance operating levels of GoA 3 and GoA 4, we are investing efforts in collaborations with train operators and train manufacturers to examine the integration of our railway detection systems within various trains. We focus on detection systems, whereby the additional auxiliary systems required for an autonomous train (ATC and ATP systems) will be provided by other manufacturers. Our railway detection system is a standalone product that does not require any supportive additional equipment. The interface with an ATO concept of operation can be done at a later time, since our railway detection system, once engaged, can be used regardless of the integration with other autonomous technologies. This is a major advantage for Rail Vision, as customers that will operate our systems, initially as a warning system to the driver, will keep the same Rail Vision system as they increase their level of automation up to full automation, eliminating the need to buy different sensors,

GoA 4 freight trains already operate in certain parts of the world (such as Rio Tinto Australia, and Iron Ore Canada). We believe that our railway detection systems are ideal for these trains, and part of our strategy is to engage and collaborate with the operators of these trains.

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

As part of Rail Vision long term strategy to penetrate the autonomous train market, in November 2024, Rail Vision unveiled an innovative Active Control System, enabling semi-autonomous locomotive capabilities. Developed in collaboration with a U.S. rail company, this system transitions from passive warning to active safety by directly controlling locomotive throttle and brakes, marking a significant step towards autonomous rail operations.

Additionally, in December 2024, Rail Vision joined MxV Rail’s Technology Roadmap Program, a distinguished body responsible for formulating interoperable requirements to improve the safety and efficiency of rail operations in North America. This collaboration aims to enhance Rail Vision’s influence in the U.S. rail market and foster partnerships with key industry stakeholders.

According to Research And Markets, the global autonomous train market is projected to witness significant growth, with estimates indicating an increase from USD 8.62 billion in 2024 to approximately USD 18.55 billion by 2030, driven by technological advancements and the demand for efficient and safe transportation solutions.

These developments underscore the industry’s shift towards higher automation levels, with Rail Vision positioned at the forefront of providing advanced obstacle detection and autonomous operation solutions.

Our Solutions

We develop solutions for a number of verticals in the railway market:

1.	The Main Line System

The Main Line System is an application of our railway detection system for passengers and freight trains that travels on main line. The system includes an external sensor unit installed on the train along with an on-board computer system (see below). The on-board computer system receives data from the external sensor unit and uses artificial intelligence to perform algorithmic calculations in real time to identify potential hazards and alert the train operator in real time.

MAIN LINE SYSTEM

Wide field of view Camera

Thermal Camera

Narrow field of view Camera

747

712T
712T
712T

405

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

As described previously, our railway detection system can technically interface with the train’s control and monitoring systems, such as the brake system. This interface is achieved by setting up a communication interface between our railway detection system and the train’s existing operating system. However, interfacing with the brake system or other systems of a train may require, in specific regions, compliance with a more stringent level of train safety (SIL) than the current safety levels we are certified for, as of the date of this Annual Report.

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

09:34:20.239
Person at
1022m
Impact Time:
--
--
km/h
v0.4.2.1

Market traction of the Main line system

We have completed a homologation process of a driver assistance system on trains in a use-case of Main line (SIL-0 according to EN50126).

An advanced prototype of the Main Line System was completed and finalized its first field test phase with Israel Railways in March 2022.

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of 10 Rail Vision Main Line Systems. The first deliveries of the systems were completed in the year of 2024, and in December 2024, we received certification approval for the installation of our MainLine Systems on Israel Railways’ passenger locomotives. We foresee that the remainder of the system will be installed by Mid 2025 The potential sales opportunity with Israel Railways for our Main Line System is for installations on up to 300 trains, and assuming we can negotiate bidirectional installation, the potential sale opportunity could be doubled to install up to 600 MainLine systems.

Rio Tinto Iron Ore, or RTIO, the world’s second-largest metals and mining corporation has engaged us to work on part of its AutoHaul autonomous train to improve train safety. RTIO has 60 operations in 35 countries, has 47,500 employees and 2,000 customers. The RTIO fleet is autonomous and does not have the technical capability to foresee any obstacles or anomalies in front of the moving train. As such, RTIO is exploring solutions that can detect, alert and respond to an obstacle on the tracks. In April 2021, we entered into an equipment, personnel and services supply agreement with Hitachi Rail STS Australia Pty Ltd., or STS, which enables STS, as the principal supplier, to supply Rio Tinto Railway Network with our MainLine system for demonstrations and to examine the MainLine system’s operational performance. The long-term pilot was concluded in August 2022. Following the completion of the long-term pilot, the company submitted a summary report of the pilot. As of today, we have not received any formal response from Rio Tinto relating to the next phase. To the best of our knowledge, the next phase of the project is a tender due to be published by in the second quarter of 2025 in which we expect to participate in.

On October 17, 2023, we received a $500,000 purchase order for a single Main Line System and related services from a leading Latin American mining company, which was delivered to the customer during December 2023. The customer began long-term pilot soon after installation was completed in July 2024.

On January 10, 2025, Rail Vision Ltd. received a purchase order for its Main Line product from a leading Central American freight operator. This order aims to support a proof of concept to demonstrate the system’s advanced capabilities in enhancing rail safety and operational efficiency through real-time object detection and classification driven by AI and long-range vision sensors.

On January 7, 2025, Rail Vision signed a Memorandum of Understanding (MOU) with a leading Indian rail supplier to penetrate the Indian rail market. This strategic partnership aims to introduce Rail Vision’s advanced safety solutions to enhance the operational efficiency and safety of India’s vast railway network.

2. The Shunting Yard System

The Shunting Yard System used at the shunting yard is meant to streamline work in the operational areas of railways (shunting yards) which are used for the assembly, disassembly loading and unloading of freight trains.

The shunting yard application of the railway detection system consists of two external sensor units installed on either side of the locomotive that are linked to the central processing unit inside the train, and uses algorithms, artificial intelligence/deep learning neural nets, to classify these obstacles in real time, at a range of up to 200 meters on and beside the track, under severe weather and poor visibility conditions. These real time warnings are shown to the driver with some recommendations to stop or slow down. The system also has the technical ability to interface with the locomotive’s control systems, such as the train’s brakes. This is done by setting up a communication interface with existing systems in the train and doing so in accordance with the customer’s requirements. However, interfacing with the brakes or other systems in the locomotive requires compliance with a stricter Safety Integrity Level (SIL) than the levels for which we have currently obtained certification (SIL 0). Rail Vision has completed a homologation process of a drive assist system on trains in a use-case of Switch Yard (SIL-0 according to EN50126).

SHUNTING YARD SYSTEM

Wide field of view Camera
Thermal Camera
Coupling Camera

121

Market traction of the Shunting Yard system

In February 2023, a leading US-based rail and leasing services company purchased a Switch Yard System and evaluated its performance during a six-month trial that was completed in September 2023, for a total amount of $140,000 including technical support services, during the six-month trial.

In January 2024, we signed a supply contract with this customer valued at up to $5,000,000 for the purchase our AI-based Switch Yard Systems. The first phase of the contract was valued at $1,000,000. Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment. In April 2024, the Company received an initial purchase order for the Company’s Shunting Yard systems amounting to approximately $1,000,000, as part of this contract. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment. In June 2024, the Company received follow-on orders from this customer in a total amount of approximately $200,000 which is in addition to the existing contract and refers to additional services requested by the customer.

In March 2024 we received an order for our Switch Yard System from a Class 1 freight rail company in the United States. The freight rail company, which is one of the largest in North America, will install and use the system on its locomotive for evaluation and testing different scenarios related to safety. In June 2024, we completed the successful installation of our Switch Yard System Class 1 freight rail company in the United States who will use the system on its locomotive for evaluation in different scenarios related to safety and efficiency.

In April 2024, we received an order for our Switch Yard System from Loram, a leading US- based provider of railway track maintenance equipment and services, and in June 2024, we completed the successful delivery and installation, which marked the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with our advanced technology. Rail vision and Loram will consider an expansion of this product, further integrating our innovative solutions into Loram’s rail vehicles across the United States.

SHUNTING YARD SYSTEM
VEHICLE AND HUMAN DETECTION

08:08:18
Obstacle spotted in
148 m
Impact Time:
00:09
14
km/h

3. The D.A.S.H. SaaS Platform

Introduced in December 2024, the D.A.S.H. (Discover, Analyze, Secure, Harness) SaaS platform is a cloud-based solution designed to complement Rail Vision’s AI-driven Main Line and Shunting Yard systems. This platform empowers rail operators with actionable insights and comprehensive reports, enhancing decision-making and streamlining operations.

Key Features of the D.A.S.H. solution include:

●	Seamless Integration: D.A.S.H. integrates effortlessly with existing and future big data platforms from other sensors, creating a synergistic environment for data analysis and operational efficiency.

●	Enhanced Decision-Making: By leveraging advanced detection capabilities and robust safety measures, the platform enables operators to make informed decisions, ensuring safety and operational efficiency.

●	Operational Streamlining: The platform’s comprehensive data analysis and reporting tools assist in optimizing operations, reducing downtime, and lowering operational costs.

The introduction of D.A.S.H. represents Rail Vision’s holistic approach to transforming rail operations through big data and technology, aiming to provide rail operators with the tools needed to overcome challenges, ensure safety, and achieve greater operational efficiency.

Rail Vision

Date: Last 15 days | Device: Bobo | Classification: All | Clear | Search

- Devices
- Events
- Train routes

Events for the last 8 days

Total 168 | General 60 | Train 8 | Animal 50 | Vehicle 50

Aug 2023
Aug 2024

Incident Classification	Speed	Distance	Location	Time
Person	120 Km/h	100M	(N/A)	7/22/24, 3:45:41 PM 5 sec
Train	120 Km/h	100M	Near Ramat Hasharon Interchange	7/22/24, 3:45:41 PM 5 sec
Vehicle	80 Km/h	100M	(N/A)	7/22/24, 3:45:41 PM 5 sec
Animal	70 Km/h	123M	Tel Aviv University	7/22/24, 3:45:41 PM 5 sec
Person	30 Km/h	100M	Design Museum Holon	7/22/24, 3:45:41 PM

- Users
- System health
- Amos Bar-Zeev

Business and Marketing Strategy

Our vision is to become a global leading developer and supplier of innovative railway detection technologies to the railway industry. Our offerings range from driver warning systems all the way solutions to autonomous solutions. We believe that our advanced technologies will enable safer train driving, reduce train accidents, increase the flow of traffic, and save money for our customers. We also believe that the transition to autonomous train driving will not occur without an advanced detection system such as ours.

We focus on the following three main segments of the market as described above:

1.	Locomotives for shunting yards – We have focused on selling the ShuntingYard system to shunting yard operators. Our railway detection system for this market segment is at a relatively advanced stage, with a number of recent customer orders and pilot projects in the United States, including:

●	a follow-on order from a leading US-based rail and leasing services company. We have signed a contract valued at up to $5 million for ShuntingYard products. In April 2024, we received an initial purchase order amounting to approximately $1 million as part of the contract, with the additional $4 million of follow-on orders subject to customer approval. In addition, in June 2024, the Company received follow-on orders from this customer in a total amount of approximately $200,000 which is in addition to the existing contract and refers to additional services requested by the customer.

●	a successful delivery and installation of our AI-driven Shunting Yard product to Loram, a leading US-based provider of railway track maintenance equipment and services. This installation fulfills a purchase order announced in April 2024, and marks the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with Rail Vision’s advanced technology. Pending a successful pilot completion, the two companies will consider an expansion of this product, further integrating Rail Vision’s innovative solutions into Loram’s rail vehicles across the United States.

●	a successful installation of our AI-driven ShuntingYard product for a class 1 freight rail US-based company.The North American Class 1 rail company will use the system on its locomotive for evaluation in different scenarios related to safety and efficiency.

2.	Locomotives for passenger and freight trains – Our strategic focus on this market segment derives from the fact that it includes the largest number of trains, and that the trains operating in this market segment are exposed to serious risks and the realistic probability for potentially fatal accidents. We invest significant efforts in promoting sales to passenger and freight train operators. The sales processes for this market segment includes a demonstration of the system’s capabilities according to specific requirements of each train operator. In addition, we are engaged in the process of licensing systems that are intended for this market segment on the assumption that obtaining a permit in one country may significantly facilitate the licensing process in another country.

3.	Our railway detection system for this market segment is at a relatively advanced stage, with a number of recent customer orders and pilot projects worldwide, including:

●	We have signed a contract with Israel Railways to supply 10 systems. The first deliveries of the systems were completed in 2024, and in December 2024, we received certification approval for the installation of our MainLine Systems on Israel Railways’ passenger locomotives.

●	We have delivered a MainLine system to a leading Latin American (LATAM) mining company. In addition to the delivery of the system, Rail Vision is providing supervision, guidance, and training services as part of the purchase order.

●	We have recently announced a purchase order for Rail Vision MainLine product from one of the leading Central America freight operators. This purchase order will support a proof of concept (POC) aimed at demonstrating the MainLine’s advanced capabilities in enhancing rail safety and operational efficiency. The freight operator operates a vast fleet of locomotives across extensive rail networks. Known for its commitment to safety and technological modernization, the freight operator has invested significantly in upgrading its infrastructure, implementing efficient scheduling systems and adopting advanced safety protocols to minimize accidents and environmental risks.

Our strategic focus is reflected in our marketing strategy:

●	We plan to increase our marketing and sales efforts to reach more potential customers. Increasing our sales and marketing efforts will enable us to initiate and create additional opportunities while the sales and marketing personnel focus on and specialize in the territories that our strategy defines as most relevant.

●	We are focused on the following markets: North America, Latin America and Israel. The reason for the focus on these markets stems from an analysis we conducted to identify the most relevant countries likely to adopt our railway detection systems. We have defined several parameters which may indicate commercial viability of the market relevant to our railway detection systems. The parameters examined by us included, among other things, the total length of the railway tracks in the country examined, the number of passengers per kilometer/ mile of track traveled, the number of tons of goods per kilometer/ mile of track transported, the total number of trains in the country, the level of innovation in the country, and the openness to integrate new technologies.

●	We have entered the Indian market through a Memorandum of Understanding (MOU) with Sujan Ventures, a division of the Sujan Group, a key supplier to Indian Railways. This partnership aims to introduce Rail Vision’s advanced safety systems to India’s extensive rail network of approximately 15,000 locomotives. The partnership positions Rail Vision to participate in upcoming tenders and projects aimed at enhancing railway safety, particularly in challenging weather conditions. This strategic expansion underscores Rail Vision’s commitment to global market penetration and technological innovation in railway safety.

●	We are investing in efforts to create and develop collaborations with leading train manufacturers. These collaborations are meant to be long-term, with the aim of integrating our railway detection systems into the future production lines of these train manufacturers. We believe that the railway detection systems we develop will be an integral part of future trains, and therefore it is important to invest marketing efforts as early as possible to promote partnerships with train manufacturers and increase market adoption of our railway detection systems.

●	Develop our relations with Knorr-Bremse to serve as a a local partner engaged in marketing, sales and the implementation of projects, including integration, installation and services regarding our products in the relevant markets in which Knorr-Bremse operates worldwide.

●	We intend to invest in advertising in traditional industry channels, social media networks and digital channels to better advertise and market our railway detection systems to potential customers in the railway industry.

●	We strive to increase collaborations with other companies operating in the railway industry, such as companies that are engaged in complementary technologies, as we believe that collaborations with these companies may provide added value to our customers.

●	Data services – Following the dissemination of our technology and products among many customers, we already deployed our MainLine and ShuntingYard systems customers with our D.A.S.H. SaaS tool. We consider the data services to be one of the most important growth engines for us.

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

Data Services: this application of our system will be based on long-term collection of data from Company’s sensors installed on trains to provide relevant data on infrastructure, train traffic and the surroundings. Analysis of the data will generate reports showing trends in driver behavior and the surrounding area and conditions, which will help train operators reduce downtime caused by infrastructure problems, and improve the synchronization of trains, as required by the customer.

Currently, this application is only at the start of the research and development stages and is also conditioned on the installation and operation of about one hundred railway detection systems in order to obtain sufficient data for its operation, assuming the successful completion of its development.

We intend to offer the data services as an added value to our system to be installed at the customer and not as a separate product.

Commercial Agreements

Israel Railways

On January 31, 2023, we signed a contract with Israel Railways to supply 10 systems. The first deliveries of the systems were completed in 2024, and in December 2024, we received certification approval for the installation of our MainLine Systems on Israel Railways’ passenger locomotives. We expect that the remainder of the systems will be delivered by mid 2025. We believe that the first order for such system by a commercial operator will have an impact on the market. The total amount is approximately $1.40 million USD.

Latin American mining company

In October 2023, we received a $500,000 purchase order for a single Main Line system and related services from a leading Latin American mining company, which was delivered to the new customer in December 2023. The customer began long-term pilot soon after installation was completed in July 2024.

US-based rail and leasing services company

In January 2024, we signed a supply contract with a leading US-based rail and leasing services company valued at up to $5,000,000 (USD) for the purchase our AI-based Switch Yard Systems. The first phase of the contract was valued at $1,000,000 (USD). Follow-on orders for additional Switch Yard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment. In April 2024, the Company received an initial purchase order for the Company’s Shunting Yard systems amounting to approximately $1,000,000 as part of this contract. In June 2024, the Company received follow-on orders from this customer in a total amount of approximately $200,000, which is in addition to the existing contract and refers to additional services requested by the customer.

Loram Maintenance of Way, Inc.

In April 2024, we received an order for our Switch Yard System from Loram, a leading US-based provider of railway track maintenance equipment and services. In June 2024, we completed the successful delivery and installation, marking the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with our advanced technology. We and Loram will consider an expansion of this product, further integrating our innovative solutions into Loram’s rail vehicles across the United States.

Sujan Ventures

On January 7, 2025, we signed a Memorandum of Understanding (MOU) with Sujan Ventures, a division of the Sujan Group, a premier technology and components supplier to the Indian rail industry. Under the terms of the MOU, Sujan Ventures will lead local efforts to introduce Rail Vision’s advanced safety systems to the Indian market. As an initial step, Rail Vision will conduct a short trial of its systems at the customer’s facilities to demonstrate their capabilities. Following satisfaction and approval of Sujan Ventures’ customers, the parties intend to proceed with a definitive agreement to advance their collaboration. Sujan Ventures shall make an initial upfront payment to the Company and will make additional payments upon the completion of certain milestones. During the term of the MOU, Sujan Ventures shall have the exclusive right to negotiate and enter an agreement to distribute the Company’s solutions in India. This collaboration aims to position Rail Vision’s innovative technologies for inclusion in future tenders and ongoing projects to enhance rail safety by equipping locomotives with advanced systems for accident avoidance, particularly in adverse weather conditions. These tenders will require thousands of locomotives in India to be outfitted with state-of-the-art technologies to significantly reduce accidents and casualties, creating a substantial market opportunity for Rail Vision.

Knorr-Bremse

We have entered into a series of strategic and investment agreements with Knorr-Bremse or affiliates of Knorr-Bremse. Knorr-Bremse is a 110 year old multi-billion dollar market cap company traded on the Frankfurt Stock Exchange. With more than 30,000 employees at over 100 locations in more than 30 countries around the globe Knorr-Bremse is a world leader in braking & peripheral systems generating total of sales of $8.7 billion in 2024.

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

The term of the agreement expired three years after the date of the agreement, or August 19, 2024.

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

Pursuant to the agreement, upon the completion of our initial public offering in April 2022, Israel Railways became entitled to consideration of 1.5% of the actual proceeds from our initial public offering, which was approximately $213,000, and accordingly their right to payment of royalties has expired, according to the agreement provisions.

The agreement further provides that Israel Railways was entitled to purchase our products and services at a price equal to half the lowest price charged by us for those products and services to an unrelated third party.

In addition, as part of the agreement and in consideration for services provided to us by Israel Railways, we granted Israel Railways warrants to purchase 24,431 of our ordinary shares with a nominal exercise price. On January 25, 2023, Israel Railways provided notice of its exercise of the warrants, pursuant to which we issued 24,431 ordinary shares to Israel Railways.

The agreement was terminated and canceled by the parties in January 2023 under the commercial agreement signed on January 31, 2023 (for additional information, see “Commercial Agreements – Israeli Railways” above).

Competition

Many of our current and potential competitors have extensive track records and relationships within the rail industry and/or the automotive industry. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. In particular, we operate in a market where most of our competitors are either large corporations such as Bosch Engineering GmbH, ALSTOM Holdings, Siemens Mobility GmbH and Toshiba Infrastructure Systems & Solutions Corporation with others such as 4AI systems and Cognitive Pilot LLC. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can.

Unlike some of the competitors that have used existing systems from the motor vehicle world and adjusted them to the railway environment, we develop our railway detection systems from the beginning to operate on trains. Additionally, in terms of the ability to identify hazards at far longer distances under harsh weather conditions, our railway detection system functions can not only discover obstacles on the tracks but also identify these obstacles. We believe that our railway detection system’s contribution to train safety will be greater than that of existing railway detection systems by our competitors. Thus, by our estimate, the railway detection systems offered by competitors for mainline trains have relatively limited capabilities compared to the capabilities of our MainLine system. From our own analysis, we believe that our competitors offer a shorter range-detection distance and provide a lower detection probability of obstacles than the railway detection systems we have developed.

Some of our competitors offer a shorter range-detection distance and provide a lower detection probability of obstacles using technologies such as Lidar or Radar. Our systems consist of electro-optic sensors using artificial intelligence for automatic identification, classification of obstacles along the tracks at distances which, to the best of our knowledge, are longer than those of the competition. Our railway detection systems also have a greater degree of accuracy and higher probability to detect obstacles, which, to the best of our knowledge, results in fewer false alerts compared to competing products.

To the best of our knowledge, several competing companies are developing systems to help drivers. Some derive from the world of trains, others from the wheeled vehicle industry. These companies adapt technologies from the vehicle industry for use with trains, for long distance identification of hazards. These technologies are generally based on LIDAR technology and/or radar scans with cameras, and as far as we know, have not yet been shown to be suitable for the railway environment, in terms of discovery ranges and required performance

We differentiate our systems by focusing on their unique ability to use AI algorithms in real time to provide alerts to the driver throughout the entire drive. In our estimation, the advantages of our technology over the competition are:

●	Our railway detection system is based on passive technology that uses video images or thermal images, unlike other railway detection systems that are based on obstacle discovery using radar or lasers, which emit radiation along the railway track and are prone for higher false rates– we do not know of any other system that reaches 2 kilometers classification.

●	In several field trials, our railway detection systems have shown an ability to identify objects at distances of up to 2,000 meters. Discovering obstacles at a long range is essential for effectively discovering obstacles since there is a long braking distances required by trains to come to a complete stop from the time the obstacle is identified.

●	Our railway detection systems, compared to LIDAR technology, are less sensitive to platform speed or rocking motions, higher resolution and are able to classify obstacles at longer distances compared to competing railway detection systems.

●	Our detection systems are based on passive technology, and are therefore not exposed to interference due to hot spots and reflection overload. Other technologies such as radar are sensitive to the presence of metallic objects (such as screws, springs and other metallic objects etc.) which are often found on or near railway tracks.

●	The ability to detect unique classifications, such as forward and backward switches, which are extremely important for our customers, can only be done effectively using vision technology due to resolution limitations that currently exists in other technologies.

●	The use of thermal imaging enhances our detection capabilities of heat emitting objects, such as humans, animals and vehicles and allows our system to see under very harsh lighting and weather conditions.

We believe the following table gives representative details of various solutions currently available on the market in the field of identifying obstacles on railway tracks. The following information is based on our beliefs, has been provided to us from publications by the various competitors listed below and has not been independently verified by us.

Shunting Yard
Name	Segment	Product & Features	Competitive Analysis		Homologation

Advantages:
Cognitive Pilot LLC	Shunting Yard	Based on a combination of daylight camera + radar	1.

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

Advantages:
Bosch Engineering GmbH	Shunting Yard	Tram forward collision warning (TFCW), Based on a solution from the wheeled vehicle industry, on the market since 2017. Approved for use with LRV under a European standard.	1.	According to public announcements, the system has been sold to LRV customers. Bosch’s past experience is an advantage.	As the installation of such a system requires standardization, it can be assumed that Bosch has the standard required to install such a system in the cities where the system is installed.
			2.	To the best of the Company’s knowledge, the Bosch system is sold at a competitive price at the LRV market
			3.	Bosch is a global company with high technological and financial capabilities compared to the Company.
			4.	The system also includes short-range radar.
Disadvantages:
			1.	To the best of the Company’s knowledge Bosch system is designed to the LRV market, not for shunting.
			2.	Bosch’s system does not include a thermal camera like the system developed by the Company, which includes a thermal camera that allows visual identification even at night.
The Company is aware that the competing system has a high false alarm rate.

Shunting Yard
Name	Segment	Product & Features	Competitive Analysis		Homologation
Advantages:
OTIV	Shunting Yard	The system is based on an array of day cameras with integrated AI.	1.	EU based company	We are not aware of a standardization process that this competitor has initiated.
			2.	Mobile system
Disadvantages:
			1.	To the best of the Company’s knowledge, the ranges are lower than our system.
			2.	Depends on 4G/5G – might be a problem when there is no cellular connectivity.

Advantages:
ALSTOM Holdings	Shunting Yard	The system is based on an array of day cameras with integrated AI.	1.	Alstom is a major player within the railways industry with high technological and financial capabilities	We are not aware of a standardization process that this competitor has initiated.
			2.	Partnering with ELTA (major player in Radar’s)
Disadvantages:
			1.	NA

Advantages:
Siasun ixdrive	Shunting Yard	The system is based on an array of day cameras with integrated AI.	1.	Low cost
			2.	Mobile system
Disadvantages:
			1.	To the best of the Company’s knowledge, the system is not tested
			2.	Depends on 4G/5G – might be a problem when there is no cellular connectivity.

Main Line
Name	Segment	Product & Features	Competitive Analysis		Homologation
4AI systems (AI machine)	Main Line	The system is based on an array of day cameras with integrated AI.	Advantages: Australian based company. Disadvantages: To the best of the Company’s knowledge, the demo has been shown to a customer for a specific use.		We are not aware of a standardization process that this competitor has initiated.

			Advantages:
NIART (Formally)\ ELTA Systems Ltd	Main Line	The system is based on an array of day cameras with integrated AI.	1.	ELTA is world leader in Radar technology with years of experience within Radar and EO systems. Won the RDSO tender in India	We are not aware of a standardization process that this competitor has initiated.
			1.	Disadvantages: To the best of our knowledge, the system is still under development

Tooltech Gboal Engineering	Main Line	The system is based on an array of day camera, Thermal camera, and Lidar	1.	Advantages: Similar technology concept to our technology	We are not aware of a standardization process that this competitor has initiated.
			1.	Disadvantages: To the best of our knowledge, the system is still under development
Thales Group (RailBot)	Main Line	Based on a daylight camera with AI capabilities	1.	Advantages: Thales is a major player within the railways industry with high technological and financial capabilities.	We are not aware of a standardization process that this competitor has initiated.
			1.	Disadvantages: To the best of the Company’s knowledge, the ranges are lower than our system.

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

Another advantage is the extensive knowhow of integrating our systems to a variety of different types of locomotives. Throughout our installations worldwide, we have gained substantial experience on how to integrate our system onto a wide variety of locomotives.

Another advantage of our railway detection system is the option, to use the system as an aid to predictive maintenance of railway infrastructure due to the system’s continuous monitoring of the railway tracks on which it travels.

Apart from that, we engage the competitive landscape by developing new products, and to the extent that such developments are successfully completed, these products will enable us to face the competition. To provide our customers with additional added value, we are aiming at increasing our product offering with maintenance, predictive maintenance, data and GIS services, which may be added on top of our existing system components to make our railway detection system more attractive to the customer.

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

We have 26 registered patents and 11 pending patent applications. Failure to gain approval for the patent applications filed by us or a change in the patents granted to us, in whole or in part, and the promotion and creation of alternative technologies to our technology, may adversely affect our status and ability to sell the system developed by it.

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

Employees

As of March 30, 2025, we have five (5) senior management positions, all of whom are engaged on a full-time basis. In addition to our senior management, we have forty seven (47) employees in full or part-time capacities. All our employees are located in Israel.

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

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 15 Ha’Tidhar St., Ra’anana 4366517, Israel, where we currently occupy approximately 16,900 square feet. We lease our facilities for a monthly rent of approximately NIS 83,000 (approximately $26,000) and our current lease period ends in September 2026. At the end of the initial term, we have the option to extend the lease period for an additional five years from September 9, 2026, to September 8, 2031, with a monthly rent of between NIS 96,000 (approximately $30,000) and NIS 102,000 (approximately $32,000) over the additional lease period. All the amounts are linked to the Israeli Consumer Price Index.

We consider our current space sufficient to meet our anticipated needs for the foreseeable future and believe our current space is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. The following discussion of the financial condition and results of operations is for the years ended December 31, 2024 and 2023. Discussion regarding our financial condition and results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024.

Overview

We are an early commercialization stage technology company that is seeking to revolutionize railway safety and the data-related market. We have developed cutting edge, AI based, industry-leading detection technology specifically designed for railways. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operator.

We are currently engaged on a number of projects where we are equipping certain customers with up to 10 systems each and in a pilot phase with several industry leading railway operators as we seek to move to the next stage of receiving commercial roll out orders as we continue our transition of an early commercialization stage company. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2024	2023

Depreciation	134	151
Share-based payment	120	61
Payroll and related expenses	4,216	5,671
Subcontracted work and consulting	-	5
R&D consumables	291	696
Rent and office maintenance	413	416
Travel and other expenses	105	145
Total	5,279	7,145

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based payment, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2024	2023

Payroll and related expenses	1,733	1,815
Share-based payment	126	212
Professional services	1,593	1,635
Travel expenses	84	61
Rent and office maintenance	138	139
Depreciation	13	20
Marketing and other	488	457
Total	4,175	4,339

Comparison of the Year Ended December 31, 2024, to the Year Ended December 31, 2023

Results of Operations

	December 31	December 31,
(in thousands of USD)	2024	2023
Revenues	1,300	142
Cost of revenues	(850)	(61)
Gross profit	450	81
Research and development expenses	(5,279)	(7,145)
General and administrative expenses	(4,175)	(4,339)
Operating loss	(9,004)	(11,403)
Financial (expenses) income:
Revaluation of derivatives and warrants liabilities	(20,181)	-
Other financing income (expenses), net	(1,523)	255
Net Loss	(30,708)	(11,148)

Revenues

Our revenues for the year ended December 31, 2024, amounted to $1,300,000 representing an increase of $1,158,000 or 815% compared to $142,000 for the year ended December 31, 2023. The revenues for the year ended December 31, 2024, were generated primarily from the LATAM mining company that purchased a Rail Vision Main Line System, the first installation of Rail Vision’s Main Line Systems for Israel Railways and the successful delivery and installation of Rail Vision’s Shunting Yard systems to Loram and a Class 1 US Railroad company.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2024, amounted to $5,279,000 representing a decrease of $1,866,00 or 26.1 % as compared to $7,145,000 for the year ended December 31, 2023. This decrease was primarily attributable to a decrease of $1,455,000 in salaries and related personnel expenses due to a reduction in workforce, including a reduction in our employee base by 12 R&D employees, and a decrease of $405,000 in R&D equipment purchases.

General and administrative expenses

Our general and administrative expenses totaled $4,175,000 for the year ended December 31, 2024, representing a decrease of $164,000 or 3.8% compared to $4,339,000 for the year ended December 31, 2023. This decrease was primarily attributable to a decrease in salaries as part of the process of reducing costs as mentioned above and a decrease in share-based payment expenses of grants which were fully vested or forfeited in 2024.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024, was $9,004,000 compared to an operating loss of $11,403,000 for the year ended December 31, 2023, a decrease of $2,399,000 or 21%.

Financial expense and income:

Revaluation of derivatives and warrants liabilities expenses

For the year ended December 31, 2024, we recorded expenses in amount of $20,181,000 due to the revaluation of derivatives and warrants liabilities, mainly in connection with warrants issued in a private placement and a convertible loan credit facility that we entered into in January 2024. For the year ended December 31, 2023, we did not incur any expenses related to revaluation of derivatives and warrants liabilities.

Other financial expenses and income

Our other financial expenses amounted to $1,523,00 for the year ended December 31, 2024, a decrease of $1,778,000, or 697%, compared to $255,000 other financial income for the year ended December 31, 2023. The decrease was primarily attributable to the full amortization of discount related to a convertible loan credit facility that we entered into in January 2024 and the SEPA set up fees.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2024, was $29,000,000 compared to $11,148,000 for the year ended December 31, 2023, an increase of $18,552,000 or 60%.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2024, we have funded our operations principally with approximately $86 million (net of issuance expenses) from the issuance of ordinary shares, preferred shares, and warrants in public and private offerings. As of December 31, 2024, we had approximately $17.5 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	December 31,	December 31,
(in thousands of USD)	2024	2023

Operating activities	$(9,682)	$(10,518)
Investing activities	$(30)	$(152)
Financing activities	$23,918	$5,397
Effect of exchange rate changes on cash and cash equivalents	(27)	70
Net increase (decrease) in cash and cash equivalents	$14,179	$(5,203)

Operating Activities

Net cash used in operating activities of $9,682,000 during the year ended December 31, 2024, was primarily used for payment of an aggregate of approximately $5,949,000 in salaries and related personnel expenses. The remaining amount of approximately $3,733 was used for professional services, marketing, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $10,518,000 during the year ended December 31, 2023, was primarily used for payment of an aggregate of approximately $7,486,000 in salaries and related personnel expenses. The remaining amount of approximately $3,032,000 was used for professional services, marketing, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $30,000 during 2024 and $152,000 during 2023, primarily reflected the purchase of fixed assets in both periods.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2024, consisted of $23,918,000 primarily in proceeds from the issuance of ordinary shares and warrants, net of issuance expenses (including in relation to the SEPA (as defined below) and the January 2024 PIPE) and proceeds from exercise of warrants that were issued in connection with the January 2024 PIPE and January 2024 Facility Warrants.

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

Standby Equity Purchase Agreement (October 2024)

On October 7, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or Yorkville.

Pursuant to the Purchase Agreement, we have the right, but not the obligation, to sell to Yorkville from time to time, or Advance, up to $20.0 million, or the Initial Commitment Amount, of our ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in SEPA. On February 26, 2025, we and Yorkville entered into an amendment to the SEPA to increase the Initial Commitment Amount to $30.0 million of our ordinary shares, or the Commitment Amount. At our option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, deliver a notice to Yorkville that we are committing Yorkville to purchase such ordinary shares, or Advance Shares. The Company may also specify a certain minimum acceptable price per share in each Advance. For the purposes of the SEPA, “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount, we issued 288,684 ordinary shares, or the Commitment Shares, to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

Pursuant to the SEPA, Yorkville shall not be obligated to purchase or acquire any ordinary shares under the SEPA which, when aggregated with all other ordinary shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of our ordinary shares.

Subject to the mutual agreement of us and Yorkville, Yorkville may advance us up to an aggregate of $3.0 million of the Commitment Amount, which will be evidenced in the form of a promissory note in one or more tranches and in the amounts that the Company sets forth in such request. Each promissory note will mature on the twelve-month anniversary from the issuance date. Each promissory note accrues interest at a rate of 5%, will be issued with a 5% original issue discount, and will be repaid in 10 equal monthly installments beginning on the 60th day following the date of such promissory note’s date of issuance. Each promissory note may be repaid with the proceeds of an Advance or series of Advances under the SEPA or repaid in cash.

As of the date of this Annual Report, we have issued an aggregate of 22,210,892 ordinary shares to Yorkville as Advance Shares (not including the Commitment Shares) for aggregate gross proceeds of approximately $18.3 million.

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

As of the date of this Annual Report, all of the warrants and pre-funded warrants that were issued in connection with the January 2024 PIPE have been exercised in full consisting of 1,394,999 January 2024 PIPE Pre-Funded Warrants, 507,743 Facility Conversion Pre-Funded Warrants, 761,615 Facility Conversion Common Warrants and 4,569,688 January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5.25 million to the Company.

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

As part of the Facility Agreement, we issued a warrant, or the January 2024 Facility Warrant, to the Lender to purchase 2,419,354 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of our ordinary shares on January 5, 2024. The January 2024 Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the January 2024 Facility Warrant was adjusted to $0.408 which is the effective price per ordinary share in the January 2024 PIPE, or the January 2024 Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the January 2024 Facility Warrant was also adjusted to a total 18,382,353, or the January 2024 Facility Warrant Adjusted Shares, such that the product of the January 2024 Facility Warrant Adjusted Exercise Price and the January 2024 Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As  of the date of this Annual Report, 17,170,000 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $7.0 million to the Company. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions—Pure Capital—Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)” for additional information.

Cashless Exercise of Warrants (January 2024)

In January 2024, investors from our Private Placement (as defined below) from May 2023 exercised 493,424 Concurrent Warrants on a cashless basis. As a result of the cashless exercise, we issued 181,002 ordinary shares to such investors.

Registered Direct Offering and Concurrent Private Placement of Warrants (May 2023)

On May 10, 2023, we entered into definitive securities purchase agreements with investors for the purchase and sale of 493,421 ordinary shares, at a purchase price of $6.08 per unit in a registered direct offering, or the Registered Direct Offering. In a concurrent private placement, or the Private Placement, we also agreed to issue to the same investors a total of warrants to purchase an aggregate of 493,424 ordinary shares, or the Concurrent Warrants, at an exercise price of $6.72 per ordinary share. The transactions closed on May 11, 2023. The Concurrent Warrants were exercisable upon issuance and had a 5-year term from the initial issuance date and all of them have been exercised on a cashless basis as detailed above.

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

As of December 31, 2024, our cash and cash equivalents were $17.2 million. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

In January 2024, we completed the January 2024 PIPE resulting in aggregate gross proceeds approximately $3.5 million, which includes approximately $0.5 million that we received upon the partial conversion of the Credit Facility. See “Item 5. Operating and Financial Review and Prospects—B. Operating Results— Financing Activities” for additional information. In  addition, to date, we have received approximately $12.3 million (gross) as a result of the exercise of warrants issued in the January 2024 PIPE and the Credit Facility in January 2024 and approximately $18.3 million as a result of sales of 22,210,892 of our ordinary shares (not including the Commitment Shares) to Yorkville pursuant to the SEPA.

We expect that our cash and cash equivalents as of the issuance date of this annual report and the future expected cash flow from sales will be sufficient for at least 27  months of operations. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2025. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

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

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2024:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases	$541	$320	$221	$-	$—

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2024 to the year ended December 31, 2023— Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2024. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgment and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

Derivatives and warrants liabilities

The Company evaluated the warrants in accordance with ASC 815 “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815”) to determine whether warrants should be classified as liabilities or shareholders’ equity. In case that a provision in the warrant agreement related to certain tender or exchange offers precludes the warrants from being accounted for as components of equity, the Company will be classify as liability. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are recorded as derivative liabilities on the balance sheet and measured at fair value at inception and at each reporting date thereafter in accordance with ASC 820 “Fair Value Measurement”, with changes in fair value recognized in the condensed statements of comprehensive loss in the period of change

Under ASC 815-40, contracts that are not indexed to the Company’s own equity are classified as liabilities recorded at fair value, As such, the Company classifies the SEPA Agreement entered into as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own equity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, and directors as of March 28, 2024:

Name	Age	Position
Executive Officers
Shahar Hania	52	Chief Executive Officer

Ofer Naveh	53	Chief Financial Officer

Noam Shloper	51	Chief Operating Officer

Doron Cohadier	51	Vice President of Business Development and Marketing

Amit Klir	55	Vice President of Research and Development

Non-Employee Directors
Eli Yoresh (2)	54	Chairman of the Board of Directors, Class III Director

Ariel Dor (2)	44	Class I Director

Hila Kiron-Revach (1)(2)	53	Class I Director

Yossi Daskal (1)(2)	71	Class III Director

Oz Adler (1)(2)	38	Class II Director

(1)	Member of the audit and compensation committee.

(2)	Independent director (as defined under Nasdaq Stock Market Listing Rules)

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

Ofer Naveh, Chief Financial Officer

Mr. Ofer Naveh has served as our Chief Financial Officer since June 2017. Mr. Naveh brings more than 20 years of experience in accounting and financial management in numerous financial roles at public companies traded in Israel and the United States. Mr. Naveh served as chief financial officer of Accel Solutions Group Ltd (formerly: Dolomite Holdings Ltd.), a public company organized under the laws of the State of Israel and listed on the Tel Aviv Stock Exchange, or the TASE, from 2010 through June 2017. Since March 2021, Mr. Naveh has served as an external director of Upsellon Brands Holdings Ltd (TASE: UPSL). Mr. Naveh holds a B.A. in Accounting and Business from the College of Management Academic Studies, Israel and a M.A. in Law from Bar-Ilan University, Israel. Mr. Naveh is a Certified Public Accountant in Israel.

Noam Shloper, Chief Operating Officer

Mr. Noam Shloper has served as our Chief Operating Officer since November 2024 and served as our Head of QA, Homologation and Project Management since July 2019. Mr. Shloper has combined managerial experience of more than 20 years, of Executive Compliance & Project management experience, working in a competitive, high technology environment for Product involved SW, Algo & HW technology of both military and commercial applications. Mr. Shloper served as Director Quality Management of DRS Rada Technologies, a company focused on proprietary radar solutions and legacy avionics systems, from June 2017 till July 2019. Prior to that, Mr. Shloper has served as Quality Manager for Logic Industries Ltd. Mr. Shloper holds an Industrial and Management Engineer from Shenkar College of Engineering.

Doron Cohadier, Vice President of Business Development and Marketing

Mr. Doron Cohadier has served as our Vice President of Business Development and marketing since September 2024. Mr. Cohadier has more than 20 years of managerial experience, mainly in the field of business development. Prior to joining us, from 2017 to 2024, Mr. Cohadier worked as Vice President of Business Development of Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Prior to that, from 2011 to 2017, Mr. Cohadier served as a Director Business Development and Marketing of Elbit Systems Ltd. (Nasdaq, TASE: ESLT). Mr. Cohadier holds a B.Sc. in Industrial Engineering from Brunel University, London, and an Executive M.B.A. from the Recanati School of Business Administration of the Tel Aviv University.

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

Non-Employee Directors

Eli Yoresh, Chairman of the Board of Directors, Class III Director

Mr. Eli Yoresh has served on our board of directors since August 2017 and was appointed as the Chairman in January 2024. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly with companies in the financial, technology and industrial sectors. Mr. Yoresh has served as chief financial officer since March 2010, and as a director since October 2010 till 2019, at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Mr. Yoresh has served since September 2018, as a director and since February 2020 as the chairman of the board at Medigus Ltd. (Nasdaq: MDGS), since November 2020 as a director and since September 2022 as the chairman of the board of Gix Internet Ltd (TASE: GIX), since August 2021 as a director of Elbit Imaging Ltd (TASE: EMITF), and from September 2021 and until January 2025 as a director in Jeffs’ Brands Ltd. (Nasdaq: JFBR). Mr. Yoresh holds a B.A. in Business Administration from the College of Management, Israel and an M.A. in Law from Bar-Ilan University, Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Ariel Dor, Class I Director

Mr. Ariel Dor has served on our board of directors since March 2024. Mr. Dor is a seasoned entrepreneur and leader in the fields of engineering and business. From 2011 to 2013, Mr. Dor served as the Team Leader of the Aerospace division at Elbit Systems. From 2014 to 2015, he served as Business Unit Director at Galooli Fleet& Energy, a subsidiary of the Galooli Group that specializes in IoT solutions for vehicles. Transitioning to the autonomous vehicle industry, Mr. Dor served as the Co-CEO of Foresight Autonomous Holdings from 2016 to 2019. In 2019, Mr. Dor founded Upsellon Brands Holdings and has served as its CEO since that time. Upsellon Brands is an innovative e-commerce dedicated to revolutionizing the landscape of Amazon FBA aggregation. Mr. Dor holds a B.Sc. in Electrical Engineering from the Tel Aviv University.

Hila Kiron-Revach, Class I Director

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

Yossi Daskal, Class III Director

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

Oz Adler, Class II Director

Mr. Adler has served on our board of directors since June 2022. Mr. Adler has served as the chief financial officer of SciSparc Ltd. (Nasdaq: SPRC) since April 2018 and as its chief executive officer since January 2022. Prior to that, from September 2017 until March 2018, he served as the VP Finance of SciSparc. Additionally, Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr Adler currently serves on the board of directors of numerous private, such as Jeff’s Brands Ltd. (Nasdaq: JFBR), Polyrizon Ltd. (Nasdaq: PLZR) and Clearmind (Nasdaq: CMND), (FSE: CWY), And previously served as the chief financial officer to Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Family Relationships

There are currently no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Under our articles of association, as amended at our annual general meeting of shareholders held in September 2024, our directors (excluding External Directors (as defined in the Companies Law), to the extent External Directors are required to be elected and to serve on the board of directors pursuant to the requirements of the Companies Law) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders beginning in 2025, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

External Directors (to the extent External Directors are required to be elected and to serve on the Board of Directors pursuant to the requirements of the Companies Law) will serve for up to three terms, each term of three years’ period and the election, qualification, removal or dismissal of External Directors, if elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

On August 6, 2024, our board of directors resolved to approve that, whereas the majority of the Company’s directors are independent and there is no controlling shareholder in the Company, the Company shall adopt all the reliefs under regulation 5D of the Companies Regulations (facilitation for companies whose securities are listed for trading on a stock exchange outside of Israel), 2000, releasing the Company from its obligations under sections 115, 116A, 118A, 219(c), 239(a), 243, and 249 of the Companies Law. According to the above reliefs, the Company is currently not obligated to appoint External Directors.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies and as an addition to the board of directors (subject to the maximum number of directors). The office of a director that is appointed by the board of directors to fill any vacancy shall only serve on the board of directors for the remaining period of time during which the initial director whose service had ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in Article 38 of our amended and restated articles of association, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned.

All of the directors, other than external directors (if any were elected), may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.70 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2024.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 18* persons (as of December 31, 2024).	$1,319	—	$177

*	On January 9, 2024, we announced that each of Mr. Shmuel Donnerstein, Ms. Inbal Kreiss and Ms. Keren Aslan tendered their resignations from our board of directors, and the board of directors had appointed Mr. Amitay Weiss and Ms. Hila Kiron-Revach to the board of directors. On March 12, 2024, Mr. Weiss resigned from our board of directors and that Mr. Ariel Dor was appointed to our board of directors. Mr. Donnerstein, Ms. Kreiss, Ms. Aslan and Mr. Weiss served on our board of directors during the year ended December 31, 2024. On March 25, 2024, Mr. Maximilian Eichhorn’s term as a member of our board of directors expired pursuant to Section 42(b) of our amended and restated articles of association, and March 28, 2024, at a meeting of our board of directors, Mr. Eichhorn was appointed to continue as an observer of the board of directors. On March 31, 2024, Mr. Ofer Grisaro (our former VP Sales and Marketing) resigned and on November 30, 2024 Mr. Zachi Bar-Yehoshua (our former COO) resigned. On January 22, 2025, Mr. Mark Cleobury informed us of his resignation from our board of directors, effective in February 2025. As a result, compensation paid to (or waived by) Mr. Donnerstein, Ms. Kreiss, Ms. Aslan, Mr. Weiss, Mr. Eichhorn, Mr. Grisaro, Mr. Bar-Yehoshua and Mr. Cleobury as of December 31, 2024, is included in the above table.

As of December 31, 2024, options to purchase 116,926 ordinary shares granted to our directors and executive officers were outstanding under our Option Plan at a weighted average exercise price of $14.8 per share. As of December 31, 2024, we had also issued an aggregate of 1,296,000 restricted share units, or RSUs, to our directors and executive officers under our Option Plan, of which 107,995 RSUs were vested as of such date.

On September 30, 2024, our shareholders approved, following the approval of our board and our audit and compensation committee, the engagement by the Company in a service agreement with Mr. Eli Yoresh, in his capacity as the Chairman of the Board in accordance with the following terms: (1) the service agreement shall be effective as of July 1, 2024; (2) Mr. Yoresh shall provide the services in a scope reflecting a 30% full-time position; (3) in consideration of his services, Mr. Yoresh shall be entitled to a monthly fee of NIS 24,000 (plus VAT) (the “Monthly Fee”); (4) the Monthly Fee shall be automatically increased to NIS 30,000 (plus VAT) upon the Company’s raising capital investments of an aggregate amount of US$ 10 Million within a consecutive 12-month period, which was triggered as of January 1, 2025; and (5) effective as of 2025, Mr. Yoresh shall be entitled to an annual bonus of up to three (3) Monthly Fees, based on the achievement of certain measurable targets, as shall be determined in advance by the Company’s Compensation Committee and Board, at the beginning of each fiscal year.

Furthermore, on September 30, 2024, our shareholders approved, following the approval of our board and our audit and compensation committee, the grant of 191,000 RSUs to Mr. Yoresh. The RSUs shall be subject to a quarterly vesting over a period of 3 years (so that by the end of each quarter, 1/12 of the RSUs shall vest) provided that the grantee is engaged by the Company on the applicable vesting date.

Furthermore, on September 30, 2024, our shareholders approved, following the approval of our board and our audit and compensation committee, the grant of 50,000 RSUs to each of our Board members Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah, subject to a quarterly vesting over a period of 3 years (so that by the end of each quarter, 1/12 of the RSUs shall vest) provided that the grantee is continuing his/her office as Board member on the applicable vesting date.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

Executive Officer - Name and Principal Position (1) (2) (in thousands, US dollars)	Salary and Related Benefits		Share Based Compensation	Total
Shahar Hania, CEO	$299	(3)	$50	$349

Ofer Naveh, CFO	$259	(4)	$40	$299

Amit Klir, VP R&D	$210		$16	$226

Zachi Bar-Yehoshua, former COO (5)	$177	(5)	$1	$178

Noam Shloper, COO	$157		$8	$165

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.

(3)	Includes a one-time bonus to our Chief Executive Officer in the amount of NIS 56,000 (approximately $15,000).

(4)	Includes a one-time bonus to our Chief Financial Officer in the amount of NIS 96,000 (approximately $26,000)

(5)	Mr. Bar-Yehoshua resigned from the Company in November, 30, 2024.

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

Effective as of July 1, 2024, all members of the board of directors, who are not otherwise engaged by the Company, shall be entitled to the payment of a fixed annual fee in the amount of NIS 48,000 (plus VAT), which shall be paid in four quarterly installments of NIS 12,000, each; and member of the board of directors who also serves as members of the Company’s Audit and Compensation Committee shall be entitled to the payment of a fixed annual fee in the amount of NIS 56,000 (plus VAT), which shall be paid in four quarterly installments of NIS 14,000, each. In addition, certain of our directors were granted options to purchase 4,992 ordinary shares. The options are exercisable at a price per share of US$14.80. The options vest in three equal tranches over a three-year period, conditioned upon continuous service with the Company. Members of our board of directors may waive there right to receive the above fees or options or any part thereof, and director nominees may assign their right to remunerations to the shareholder that appointed them. Our directors are included in the Company’s Directors and Officers insurance policy and were issued letters of indemnification and exculpation by the Company.

In addition, certain of our directors were granted 50,000 RSUs, vested over a three-year period conditioned upon continuous service with the Company.

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

Under our Articles of Association, as amended at our annual general meeting of shareholders held in September 2024, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders beginning in 2025, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law, or unless removed from office as described below.

Our directors are divided among three classes as follows:

●	the Class I directors, consisting of Mr. Ariel Dor and Ms. Hila Kiron-Revach, will hold office until our annual general meeting of shareholders to be held in 2025;

●	the Class II director, consisting of Mr. Oz Adler, will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors, consisting of Mr. Eli Yoresh and Mr. Yossi Daskal, will hold office until our annual general meeting of shareholders to be held in 2027.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors). The office of a director that is appointed by the board of directors to fill any vacancy shall only serve on the board of directors for the remaining period of time during which the initial director whose service had ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in Article 38 of our amended and restated articles of association, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—External Directors” below.

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

The board of directors may, subject to the provisions of the Companies Law and certain limitations set forth therein, delegate its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit and compensation committee are described below.

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

On August 6, 2024, our board of directors approved that, in case the majority of the Company’s directors are independent and there is no controlling shareholder in the Company, the Company shall adopt all the reliefs under regulation 5D of the Companies Regulations (facilitation for companies whose securities are listed for trading on a stock exchange outside of Israel), 2000, releasing the Company from its obligations under sections 115, 116A, 118A, 219(c), 239(a), 243, and 249 of the Israeli Companies Law. As of the date of this annual report, the Company has been afforded such relief because a majority of the Company’s directors are independent and there is no controlling shareholder in the Company and therefore the Company is currently not required to appoint external directors.

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

In addition, under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as the exemption from limitations on directors’ compensation. We were afforded these exemptions on August 6, 2024, as we do not have a controlling shareholder.

Independent Directors Under the Companies Law

Under the Companies Law an “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director, (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications) as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Ms. Hila Kiron-Revach, Oz Adler and Yossi Daskal has agreed to serve as our independent director.

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

Committees of the Board of Directors

Audit Committee

Our audit committee is comprised of at least three independent directors. The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

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

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director (to the extent external director is required under the Companies Law and its regulations).

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee are Mr. Yossi Daskal and Mr. Oz Adler, and Ms. Hila Kiron-Revach, who will serve as an independent directors, each of whom is “independent,” as such term is defined in under Nasdaq Listing Rules. The members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

Our board of directors has adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law).

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee (to the extent external director is required under the Companies Law and its regulations). Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interest of the company. Our board has adopted a compensation policy which was approved by our shareholders on March 27, 2022, as amended and approved by our shareholders on September 30, 2024.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. External directors (if required) are entitled to remuneration (including reimbursement of expenses) subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

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

On March 28, 2024 the Compensation Committee of our Board of Directors resolved to approve the renewal of the Company’s directors’ and officers’ insurance policy, for a period of 18 months as of April 1, 2024, of a $7.5 million coverage, and an annual premium not to exceed $246,400 ($369,600 for the 18 months period), pursuant to the applicable regulations under Companies Law.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholders approval is generally also required.

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

Approval of the Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholders approval by a special majority will be required.

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

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholders vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

We maintain one equity incentive plan, or the Option Plan. As of March 30, 2025, the number of ordinary shares reserved for issuance under the Option Plan was 4,061,098. As of March 30, 2025, 179,638 options to purchase 179,638 ordinary shares were issued and outstanding, of which 138,484 options were vested as of that date, with exercise prices ranging from $14.8 to $49.11 per share. As of March 30, 2025, we had also an aggregate of 2,565,519 RSUs issued and outstanding under the Option Plan, of which 227,647 RSUs were vested as of such date. Our board may, at any time during the term of the Option Plan increase the number of shares available for grant under the Option Plan subject to any required approval of our shareholders of such increase if so required under applicable laws and/or our incorporation documents and/or any shareholders agreement, as shall be in effect from time to time.

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the Rail Vision Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 30, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under RSUs, share options or warrants that are exercisable within 60 days after March 30, 2025 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the RSUs, options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
5% or Greater Shareholders
None
Directors and senior management:
Shahar Hania (1)	147,667	**
Ofer Naveh (2)	64,848	**
Noam Shloper (3)	20,882	**
Eli Yoresh* (4)	37,683	**
Doron Cohadier (5)	14,166	**
Amit Klir (6)	26,375	**
Ariel Dor*(7)	13,596	**
Yossi Daskal* (8)	12,076	**
Hila Kiron Revach*(9)	8,332	**
Oz Adler* (10)	12,076	**

All directors and senior management as a group (10 persons)		0.67%

*	Indicates director of the Company.
**	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Consists of (i) 78,820 ordinary shares, (ii) 40,847 options vested within 60 days exercisable at an exercise price of $14.80 and expiring in January 2028, October 2030, May 2032 and October 2033 and (iii) 28,000 RSUs vested within 60 days. Does not include (i) options to purchase 24,798 ordinary shares exercisable at $14.80 per share and expiring in May 2032 and October 2033, that vest in more than 60 days from the date hereof and (ii) 280,000 RSUs that vest in more than 60 days from the date hereof.

(2)	Consists of (i) 21,166 ordinary shares, (ii) 22,516 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028, January 2030 and May 2032 and (iii) 21,166 RSUs vested within 60 days. Does not include 211,668 RSUs that vest in more than 60 days from the date hereof

(3)	Consists of (i) 8,583 ordinary shares, (ii) 3,716 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028, January 2030 and September 2032 and (iii) 8,583 RSUs vested within 60 days. Does not include (i) options to purchase 84 ordinary shares exercisable at $14.80 per share and expiring in September 2032, that vest in more than 60 days from the date hereof and (ii) 85,834 RSUs that vest in more than 60 days from the date hereof

(4)	Consists of (i) 15,916 ordinary shares, (ii) 7,099 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in January 2028 and May 2032 and (iii) 15,916 RSUs vested within 60 days. Does not include 159,168 RSUs that vest in more than 60 days from the date hereof.

(5)	Consists of (i) 7,083 ordinary shares, and (ii) 7,083 RSUs vested within 60 days. Does not include 70,834 RSUs that vest in more than 60 days from the date hereof.

(6)	Consists of (i) 10,583 ordinary shares, (ii) 5,209 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in September 2032 and (iii) 10,583 RSUs vested within 60 days. Does not include (i) options to purchase 1,041 ordinary shares exercisable at $14.80 per share and expiring in September 2032, that vest in more than 60 days from the date hereof and (ii) 105,834 RSUs that vest in more than 60 days from the date hereof.

(7)	Consists of (i) 4,166 ordinary shares, (ii) 5,264 options vested within 60 days, exercisable at an exercise price of $49.11, and expiring in January 2028 and (iii) 4,166 RSUs vested within 60 days. Does not include 41,668 RSUs that vest in more than 60 days from the date hereof.

(8)	Consists of (i) 4,166 ordinary shares, (ii) 4,992 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in May 2032 and (iii) 4,166 RSUs vested within 60 days. Does not include 41,668 RSUs that vest in more than 60 days from the date hereof.

(9)	Consists of (i) 4,166 ordinary shares, and (ii) 4,166 RSUs vested within 60 days. Does not include 41,668 RSUs that vest in more than 60 days from the date hereof.

(10)	Consists of (i) 4,166 ordinary shares, (ii) 3,328 options vested within 60 days, exercisable at an exercise price of $14.80 and expiring in June 2032 and (iii) 4,166 RSUs vested within 60 days. Does not include (i) options to purchase 1,664 ordinary shares exercisable at $14.80 per share and expiring in June 2032, that vest in more than 60 days from the date hereof and (ii) 41,668 RSUs that vest in more than 60 days from the date hereof.

Changes in Ownership of Major Shareholders

As reported on their Schedule 13D, as of June 21, 2023, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH reported beneficial ownership of 48.1% of our ordinary shares. According to our records, Knorr-Bremse’s current beneficial ownership is 3.35%  of our ordinary shares. In addition, according to our records, Foresight Autonomous Holdings Ltd. held a beneficial ownership of 11.1% of our ordinary shares on December 31, 2023 and currently holds 0% of our ordinary shares. To our knowledge, other than as disclosed in the table above, other filings with the SEC and this Annual Report, during the last three years, there were no significant changes in the percentage ownership of our major shareholders. Our major shareholders do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

As  of March 31, 2025, there were 72 holders of record of our ordinary shares, out of which 24 holders of record had a registered address in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 97.4% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2024.

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

Options and Restricted Share Units

Since our inception, we have granted options to purchase our ordinary shares and RSUs to certain of our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our Option Plan under “Item 6.E.—Directors, Senior Management and Employees—Share Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for one month following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

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

As  of the date of this Annual Report, all of the warrants and pre-funded warrants that were issued in connection with the January 2024 PIPE have been exercised in full, consisting of 1,394,999 January 2024 PIPE Pre-Funded Warrants, 507,743 Facility Conversion Pre-Funded Warrants, 761,615 Facility Conversion Common Warrants and 4,569,688 January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5.25 million to the Company.

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

As part of the Facility Agreement, we issued a warrant, or the January 2024 Facility Warrant, to the Lender to purchase 2,419,354 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of our ordinary shares on January 5, 2024. The January 2024 Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the January 2024 Facility Warrant was adjusted to $0.408 which is the effective price per ordinary share in the January 2024 PIPE, or the January 2024 Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the January 2024 Facility Warrant was also adjusted to a total 18,382,353, or the January 2024 Facility Warrant Adjusted Shares, such that the product of the January 2024 Facility Warrant Adjusted Exercise Price and the January 2024 Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As  of the date of this Annual Report, 17,170,000 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $7.0 million to the Company.

In connection with and as a condition to the Credit Facility, each of Shmuel Donnerstein, Inbal Kreiss and Keren Aslan tendered their resignations from our board of directors, and our board of directors appointed Amitay Weiss and Hila Kiron-Revach to our board of directors. On March 12, 2024, Mr. Weiss resigned from our board of directors. Mr. Weiss’s resignation was not due to any disagreement with us or management. Also on March 12, 2024, our board of directors appointed Mr. Ariel Dor to our board of directors.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (the “Ordinance”). Expenditures related to scientific research and development that were not approved are deductible in equal amounts over three years.

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

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

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

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any of these cases, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Dividends

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12 month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends are distributed from income attributed to a Preferred Enterprise, or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentence) are met. If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the ITA to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

A foreign resident receiving dividend income from an Israeli company, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Surtax (see below) in accordance with section 121B of the Ordinance.

Israeli Tax Withholding

In addition to all of the above, any payment made by an Israeli resident company may be subject to Israeli withholding tax, regardless of whether the recipient should be subject to Israeli tax with respect to the receipt of such payment, unless the recipient provides the company with a valid certificate issued by the ITA to exempt the recipient from such withholding tax liability.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index (according to the latest legislative acts, such linkage will be freeze for the years 2025-2027).

In addition to the above, as of January 1, 2025, individuals whose taxable income from capital sources (income from capital gains, dividends and interests) in the tax year exceeds the amount specified above (NIS 721,560 also in 2025), will be subject to an additional tax at a rate of 2% (5% in total), on the portion of their taxable income from capital sources that exceeds the amount above.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms) promulgated under Section 85A of the Ordinance, came into effect (“TP Regulations”). Section 85A of the Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principal basis and will be taxed accordingly.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code and final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, non-U.S. or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

Based on our market capitalization and the composition of our income, assets and operations, there can be no assurance that we were not a PFIC for the year ended December 31, 2024, and although we have not determined whether we will be a PFIC for United States federal income tax purposes for the year ending December 31, 2025, or in any subsequent year, there can be no assurance that our market capitalization and the composition of our income, assets and operations for any such years will not cause us to be a PFIC. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including a “deemed sale” election. The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2024 by approximately 4.1% and 7.8%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

In addition, in October 2024, we entered into the SEPA with Yorkville, as amended in February 2025, pursuant to which we have the right to sell to Yorkville up to $30.0 million in ordinary shares subject to certain limitations, from time to time during the 36-month period following the date of execution of the SEPA. The purchase price for the ordinary shares that we may sell to Yorkville will fluctuate based on the price of our ordinary shares. Depending on market liquidity at the time, sales of such ordinary shares may cause the trading price of our ordinary shares to fall. After Yorkville has acquired the ordinary shares, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. The sale of a substantial number of shares of our ordinary shares to Yorkville, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended December 31, 2024, and 2023.

	Year Ended December 31,
	2024	2023
(USD in thousands)
Audit fees (1)	125	170
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	125	170

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements, consents and a comfort letters.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Our amended and restated articles of association provides that shareholders are entitled to appoint a director to the Company’s board of directors for each 10% of the Company’s outstanding share capital that they own and such appointment shall be for undefined period. Additional board members are elected at our shareholder’s annual meetings and in such case they shall serve on the board of directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the elected directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. The nominations for directors are made in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association does not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Directors, Senior Management and Employees—Board Practices—External Directors.” The definition of independent director under Nasdaq Listing Rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Listing Rules. However, it is possible for a director to qualify as an ‘‘external director’’ under the Companies Law without qualifying as an ‘‘independent director’’ under the Nasdaq Listing Rules, or vice-versa. Our board of directors has determined that Mr. Yossi Daskal, Oz Adler, and Mrs. Inbal Kreiss are “independent” for purposes of the Nasdaq Listing Rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Listing Rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

The oversight of cybersecurity threats is undertaken by our Chief Operating Officer. Our organization is proudly certified to ISO 27001, demonstrating our commitment to maintaining high standards in information security management. Additionally, we benefit from the support of a trusted local subcontractor who supports our Chief Operating Officer and provides services related to Chief Information Security Officer (CISO) activities, ensuring that our security practices remain robust and effective.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of the Company, as currently in effect (included as Exhibit 3.1 to the Registration Statement on Form F-3 as filed with the Securities and Exchange Commission March 15, 2024 and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

2.2	Form of Warrant (included as Exhibit 4.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.3	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.4	Rail Vision Ltd. Amended Share Option Plan, amended as of March 28, 2024 (filed as Exhibit 4.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024 and incorporated herein by reference)

4.5*	Compensation Policy

4.6	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.7	Form of Knorr-Bremse Securities Purchase Agreement (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.8	Form of Common Warrant (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 15, 2023 and incorporated herein by reference).

4.9	Form of Registration Rights Agreement (filed as Exhibit 10.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.10	Placement Agent Agreement dated May 10, 2023 (filed as Exhibit 10.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.11	Form of Securities Purchase Agreement (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.12	Form of Registration Rights Agreement (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.13	Form of Pre-Funded Warrant (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.14	Form of Common Warrant (filed as Exhibit 99.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.15	Facility Agreement, dated January 9, 2024, between L.I.A. Pure Capital Ltd. and Rail Vision Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2024 and incorporated herein by reference).

4.16	Form of Warrant (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2024 and incorporated herein by reference).

4.17	Form of Standby Equity Purchase Agreement dated October 7, 2024, by and between Rail Vision Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 7, 2024 and incorporated herein by reference)

4.18	Form of Amendment to Standby Equity Purchase Agreement dated February 26, 2025, by and between Rail Vision Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 26, 2025 and incorporated herein by reference)

4.19	Form of Promissory Note (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 7, 2024 and incorporated herein by reference)

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network.

97.1	Executive Officer Clawback Policy (filed as Exhibit 97.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024 and incorporated herein by reference)

101	The following financial information from Rail Vision Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

RAIL VISION LTD.

Date: March 31, 2025	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

Rail Vision Ltd.

Financial Statements

As of December 31, 2024

Rail Vision Ltd.

Financial Statements

As of December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RAIL VISION LTD.

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2024 and 2023 and the related statements of comprehensive loss, changes in convertible preferred shares and shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

March 31, 2025

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2024	2023

ASSETS

Current assets
Cash and cash equivalents		$17,238	$3,066
Restricted cash		230	223
Accounts receivable		495	—
Inventories	3	1,304	977
Other current assets	4	436	336
Total current assets		19,703	4,602

Operating lease - right of use asset	17	582	889
Fixed assets, net	5	312	430
		894	1,319
TOTAL ASSETS		20,597	5,921

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		107	185
Current operating lease liability	17	305	285
Other accounts payable	6	2,266	2,140
Total current liabilities		2,678	2,610

Non-current operating lease liability	17	217	524
TOTAL LIABILITIES		2,895	3,134
Commitments and contingencies	7

Shareholders’ equity
Ordinary shares, no par value and 0.08 NIS par value as of December 31, 2024 and 2023; Authorized: 100,000,000 and 12,500,000 shares as of December 31, 2024 and 2023; Issued and outstanding: 37,943,891 and 2,998,278 shares as of December 31, 2024 and 2023	9	—	68
Additional paid in capital	9	114,372	68,681
Accumulated deficit		(96,670)	(65,962)
Total shareholders’ equity		17,702	2,787
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		20,597	5,921

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2024	2023	2022

Revenues	10, 11	$1,300	$142	$421
Cost of revenues		(850)	(61)	(661)

Gross profit (loss)		450	81	(240)

Research and development expenses	12	(5,279)	(7,145)	(6,230)

General and administrative expenses	13	(4,175)	(4,339)	(4,265)

Operating loss		(9,004)	(11,403)	(10,735)

Financial (expenses) income:
Revaluation of derivatives and warrants liabilities		(20,181)	—	—
Other financing income (expenses), net	14	(1,523)	255	260

Net loss		(30,708)	(11,148)	(10,475)
Basic and diluted loss per ordinary share (*)		$(1.85)	$(4.30)	$(5.91)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share (*)		16,625,543	2,587,290	1,771,803

(*)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022, and a reverse share split of the Company’s ordinary shares effected on November 15, 2023 (see Note 1B).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Changes in Convertible Preferred Shares and Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares (**)				Total
	Number of shares	USD	Number of shares	USD	Additional paid in capital	Accumulated Deficit	shareholders’ equity (deficit)
BALANCE AS OF JANUARY 1, 2022	51,282	9,965	1,144,666	25	35,987	(44,339)	(8,327)

CHANGES DURING 2022:
Issuance of convertible preferred shares	10,256	2,000	—	—	—	—	—
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	338,459	8	11,957	—	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance costs (***)	—	—	473,405	12	13,575	—	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	—	—	30,266	1	999	—	1,000
Issuance of ordinary shares as a result of exercise of options	—	—	209	(*)	10	—	10
Share-based payment	—	—	—	—	505		505
Net loss	—	—	—	—	—	(10,475)	(10,475)
BALANCE AS OF DECEMBER 31, 2022	—	—	1,987,005	46	63,033	(54,814)	8,265

CHANGES DURING 2023:
Issuance of shares as a result of exercise of warrants	—	—	24,431	1	(1)	—	—
Issuance of units of ordinary shares and warrants, net of issuance expenses (****)	—	—	986,842	21	5,376	—	5,397
Share-based payment	—	—	—	—	273		273
Net loss	—	—	—	—	—	(11,148)	(11,148)
BALANCE AS OF DECEMBER 31, 2023	—	—	2,998,278	68	68,681	(65,962)	2,787

(*)	Represents an amount less than $1.
(**)	Retroactively adjusted to reflect the issuance of bonus shares effected on February 13, 2022, and a reverse share split of the Company’s ordinary shares effected on November 15, 2023 (see Note 1B).
(***)	Issuance costs in the amount of approximately $2,060. (See Note 9B(3) below).
(****)	Issuance costs in the amount of approximately $603 (See Note 9B(5) below).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Changes in Convertible Preferred Shares and Shareholders’ Equity (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Convertible Preferred A Shares		Ordinary Shares					Total
	Number of shares	USD	Number of shares		USD	Additional paid in capital	Accumulated Deficit	shareholders’ equity (deficit)
BALANCE AS OF JANUARY 1, 2024	—	—	2,998,278		68	68,681	(65,962)	2,787

Cancelation of the par value of ordinary shares (See Note 9A(2))	—	—	—		(68)	68	—	—
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (*)	—	—	3,554,200	(**)	—	1,404	—	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	—	—	16,758,487		—	25,561	—	25,561
Classification of warrant liabilities to equity warrants (See Note 9B(6))	—	—	—		—	6,143	—	6,143
Issuance of SEPA Commitment Shares (See Note 9B(8))	—	—	288,684		—	152	—	152
Issuance of ordinary shares in relation to the SEPA (See Note 9B(8))	—	—	14,116,595			12,117		12,117
Restricted Share Units vesting	—	—	227,647		—	173	—	173
Share-based payment	—	—	—		—	73	—	73
Net loss	—	—	—		—	—	(30,708)	(30,708)
BALANCE AS OF DECEMBER 31, 2024	—	—	37,943,891		—	114,372	(96,670)	17,702

(*)	Issuance costs in the amount of approximately $39.
(**)	Including 1,902,742 Pre-funded Warrants which were exercised to 1,902,742 ordinary shares during February and March 2024 (see Note 9B(7)).
(***)	Issuance costs in the amount of approximately $252.

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Loss for the year	$(30,708)	$(11,148)	$(10,475)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	148	171	150
Share-based payment	398	273	505
Exchange rate changes on cash and cash equivalents	27	(70)	—
Revaluation of derivatives and warrants liabilities	20,181	—	—
Amortization of a discount related to a convertible loan credit facility	1,229	—	—

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivable	(495)	115	—
Decrease (increase) in other current assets	(100)	(111)	163
Increase in inventory	(327)	(977)	—
Change in operating lease liability, net.	20	(8)	(159)
Increase (decrease) in trade accounts payable	(78)	129	(83)
Increase (decrease) in other accounts payable	23	1,108	(82)

Net cash used in operating activities	(9,682)	(10,518)	(9,981)

Cash flows from investing activities
Purchase of fixed assets	(30)	(152)	(29)

Net cash used in investing activities	(30)	(152)	(29)

Cash flows from financing activities:
Issuance of preferred A shares	—	—	2,000
Proceeds from a convertible debt		—	1,000
Proceeds from a convertible loan credit facility and issuance of warrants	1,500	—	—
Payments on convertible loan credit facility	(1,000)	—	—
Proceeds from exercise of warrants, net of issuance expenses	9,687	—	—
Proceeds from exercise of options	—	—	10
Issuance of ordinary shares and warrants, net of issuance costs	13,731	5,397	13,643

Net cash provided by financing activities	23,918	5,397	16,653

Effect of exchange rate changes on cash and cash equivalents	(27)	70	—

Increase (decrease) in cash, cash equivalents and restricted cash	14,179	(5,203)	6,643
Cash, cash equivalents and restricted cash at the beginning of the period	3,289	8,492	1,849

Cash, cash equivalents and restricted cash at the end of the period	17,468	3,289	8,492

Non-Cash Activities:	Year ended December 31,
	2024	2023	2022

Conversion of a convertible loan credit facility to ordinary shares	500	—	—
Issuance expenses recorded in other accounts payables	103	—	—
Conversion of preferred shares	—	—	11,965
Conversion of a convertible debt	—	—	1,000
Decrease of deferred expenses against additional paid in capital	—	—	56

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 1- GENERAL

A.	Reporting Entity:

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is an early commercialization stage technology Company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. The Company’s railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively (see Note 9B(3) below).

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

As described in notes 9B (6),(7) and (8), during the year ended December 31, 2024 and subsequent to the balance sheet date, the Company raised a total amount (gross) of approximately $34 million from issuance of shares and warrants and exercise of warrants, and according to the current monthly burn rate, the management anticipates that its cash and cash equivalents as of the issuance date of the financial statements and the future expected cash flow from sales will be sufficient for more than 12 months of operations.

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

On November 15, 2023, the Company effected a one-for-eight (1-for-8) reverse stock split of its ordinary share (the “Reverse Split”). As a result of the Reverse Split, every eight (8) shares of ordinary share either issued and outstanding were combined into one new share of ordinary share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants were adjusted as a result of the Reverse Split, as required by the terms of those securities. The Reverse Split changed the par value of the ordinary share from NIS 0.01 to NIS 0.08. the Reverse Split did not change the number of shares authorized for issuance. See also note 9A(2) below.

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

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact. The Company also considers assumptions that market participants would use when pricing the asset or liability, such as, inherent risk, transfer restrictions and risk of nonperformance. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Fair value of financial instruments (Cont.):

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trade accounts payable, accrued expenses and employees and related expenses recorded in other accounts payable, approximate their fair value due to the short-term maturity of these instruments.

The Company’s warrants liability was classified within Level 3 of the fair value hierarchy because of the volatility input incorporated in the Company’s Black-Scholes model at inception and on subsequent valuation dates involves unobservable inputs. The warrant liability was classified to equity on June 29, 2024. As of December 31, 2024 and 2023, no liabilities were classified within level 3 of the fair value hierarchy.

Derivatives and warrants liabilities

The Company evaluated the derivatives and warrants in accordance with ASC 815 “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815”) to determine whether warrants should be classified as liabilities or shareholders’ equity. In case that a provision in the warrant agreement related to certain tender or exchange offers precludes the warrants from being accounted for as components of equity, the Company will be classify as liability. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are recorded as derivative liabilities on the balance sheet and measured at fair value at inception and at each reporting date thereafter in accordance with ASC 820 “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the condensed statements of comprehensive loss in the period of change.

Under ASC 815-40, contracts that are not indexed to the Company’s own equity are classified as liabilities recorded at fair value, As such, the Company classifies the SEPA Agreement entered into (see Note 9B(8)) as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own equity.

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

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company determine the transaction price based on the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less, which is the case in the majority of the Company’s customer contracts. The Company then allocates the transaction price to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

Revenues from products sales are recognized upon the transfer of control, which is generally upon shipment, delivery or installation. Revenues from services are recognized over time over the service period.

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

All of the Company’s grants of restricted stock units (“RSUs”) vest upon completion of a specified period of time, typically between one and three years. The fair value of each award is equal to the share price of the Company’s stock on the date of the grant. This cost is recognized over the vesting period of the respective award. The Company records forfeitures of RSUs related to continued service requirements as they occur.

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

M.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive loss as incurred.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Warranties

The Company provides a standard warranty on all systems sold. The Company recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to the Company’s history of warranty claims.

The Company considers the standard warranty does not provide an incremental service to customers but is rather an assurance on the quality of system, and therefore is not a separate performance obligation.

Warranty expenses are recorded as a component of cost of revenues in the Statements of Comprehensive Loss.

O.	Basic and diluted net loss per ordinary share:

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

P.	Recent Adopted Accounting Standards:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures” (“ASU 2023-07”) to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are also required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024, and should be applied on a retrospective basis to all periods presented. The adoption of this ASU did not have a material impact on the Company’s financial statements (see also Note 18).

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its related disclosures.

Q.	Accounting pronouncements not yet effective

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027, and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Raw materials	225	505
Work in process	519	383
Finished goods	560	89
	$1,304	977	$

NOTE 4 - OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Government institutions	$26	$88
Deposits at the Chamber of Commerce	26	14
Deferred cost of revenues	129	124
Prepaid expenses	233	87
Other	22	23
	$436	$336

NOTE 5 - FIXED ASSETS, NET

Fixed assets, net consist of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Cost:

Computers and software	$734	$712
Laboratory equipment	408	408
Furniture and office equipment	169	164
Leasehold improvement	149	146
	1,460	1,430
Accumulated depreciation:

Computers and software	$751	$673
Laboratory equipment	275	225
Furniture and office equipment	34	29
Leasehold improvement	88	73
	1,148	1,000

Carrying amount	$312	$430

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were $148, $171 and $150, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - OTHER ACCOUNTS PAYABLE

Other accounts payable consist of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Employees and related expenses	$800	$868
Accrued expenses	420	280
Provision for warranty	50	—
Deferred revenues (*)	996	992
	$2,266	$2,140

(*)	See also note 10.

NOTE 7 - COMMITMENTS AND CONTINGENCIES LIABILITIES

Collaboration Agreement Israel Railways Ltd. (“Israel Railways”):

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

In accordance to the Railway Agreement and upon the completion of the initial public offering on April 4, 2022 (the “IPO”) (see Note 9B(3)) the Company paid to Israeli Railways a consideration of 1.5% of the actual IPO proceeds, which was approximately $213 and its right for payment of royalties has expired, according to the Railway Agreement provisions.

The Railway Agreement further provided that Israel Railways was entitled to purchase the Company’s products and services at a price equal to half the lowest price charged by the Company for those products and services to an unrelated third party.

In addition, as part of the Railway Agreement and in consideration for services provided to the Company by Israel Railways, the Company granted Israel Railways an option to purchase 24,431 of the Company’s ordinary shares at their par value (see also Note 9B(4)).

The Railway Agreement was terminated and canceled by the parties under a commercial agreement signed on January 31, 2023.

NOTE 8 - CONVERTIBLE PREFERRED SHARES

Issuance of Preferred A Shares

On October 13, 2020, the Company and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (“Knorr-Bremse”) entered into an investment agreement under which the Company issued 51,282 Preferred A shares to Knorr-Bremse, in exchange for a total investment of $10,000. As of December 31, 2021, the net proceeds, after deducting closing costs and fees, amounted to $9,965.

On March 6, 2022, the Company partially exercised its option in the amount of $2,000 and as a result issued to Knorr-Bremse, a total of additional 10,256 Preferred A shares at a price of $195 per share.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 9B(3)), 61,538 Preferred A shares were automatically converted into 338,459 ordinary shares.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY

A.	The rights of ordinary shares are as follows:

(1)	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

(2)	On February 21, 2024, the Company convened an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the cancelation of the par value of the Company’s registered and issued ordinary shares; (ii) an increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and (iii) to amend the Company’s Amended and Restated Articles of Association accordingly.

B.	Issuance of ordinary shares and warrants:

(1)	During March 2022, options to purchase 209 ordinary shares were exercised by former Company employees resulting in proceeds of $10.

(2)	In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with its two main shareholders, as of that date, providing for financing in the aggregate amount of $1,000 (the “Investment Amount”), which was subsequently amended in March 2022.

The SAFE provided for the conversion of the Investment Amount into the Company’s ordinary shares under certain circumstances including in particular in the case of an IPO such that immediately prior to the closing of an IPO the Investment Amount shall automatically convert into the number of shares and warrants equal to the Investment Amount divided by the initial public offering price. The warrants which shall be issued shall have the same terms as the warrants to be issued in the IPO except such warrants shall not be registered under the Securities Act of 1933, as amended, and shall not be tradeable.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 9B(3) below) the Investment Amount was automatically converted to 30,266 ordinary shares and 30,266 warrants to purchase ordinary shares, with an exercise price of $33.04 per share, immediately exercisable and will expire five years from the date of issuance. These warrants are being accounted for as equity instruments in accordance with the guidance contained in ASC 815-40.

(3)	On April 4, 2022, the Company completed its IPO, in which the Company issued 473,405 units. Each unit included one ordinary share and one warrant to purchase one ordinary share at an exercise price of $33.04 per ordinary share. The warrants are exercisable at any time up to five years after the IPO. These warrants are being accounted for as equity instruments in accordance with the guidance contained in ASC 815-40.

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

(4)	As described in note 7, the Company granted Israel Railways warrants to purchase 24,431 of its ordinary shares with a nominal exercise price of NIS 0.01 (approximately $0.003) per share. On January 25, 2023, Israel Railways exercised the warrants in full, and accordingly the Company issued 24,431 ordinary shares to Israel Railways.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(5)	In May 2023, the Company executed a series of transactions raising aggregate gross proceeds of $6,000 (approximately $5,397after deducting issuance costs), as follows:

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

In a concurrent private placement, the Company issued an aggregate of 493,421 ordinary shares and 493,421 five-year warrants exercisable at $6.72 per share to Knorr-Bremse. The Knorr-Bremse private placement was subject to the approval by the Company’s shareholders, and the shareholders approved the transaction on June 18, 2023. The aggregate gross proceeds from this placement were approximately $3,000.

In all transactions, the purchase price of one unit was $6.08. Each unit included one ordinary share and one 5-year warrant to purchase one ordinary share.

In January 2024, investors from the private placement from May 2023 exercised 493,424 warrants to purchase ordinary shares on a cashless basis. As a result of the cashless exercises, the Company issued 181,002 ordinary shares to such investors.

(6)	Execution of Credit Facility Agreement and Issuance of Facility Warrant

On January 9, 2024, the Company entered into the Facility Agreement for a $6,000 credit facility (the “Credit Facility”) and an additional amount up to $3,000, subject to certain conditions with a global investment firm (the “Lender”).

The Credit Facility, which had an initial term of 10 months, accrued interest at a rate of 8% per annum. The first payment of $1,500 was drawn down upon execution of the Facility Agreement and the remaining amount was able to be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

In the event that the Company entered into an alternate credit facility on more favorable terms, the Lender’s funding obligations under the Credit Facility were to decrease with respect to the amount actually received by the Company under such alternate credit facility. The Lender’s financing obligations were to terminate in the event the Company drew down $7,500 or more pursuant to an alternate credit facility or closed one or more equity financing transaction in an aggregate amount of at least $5,000 (including the conversion of the Credit Facility as mentioned below). As of March 1, 2024, in connection with the January 2024 PIPE (as defined in note 9B(7)), the Company received aggregate gross proceeds of more than $5,000 from the purchase of Units and exercise of warrants (see Note 9B(7) below), and accordingly, the Lender’s financing obligations terminated.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(6)	Execution of Credit Facility Agreement and Issuance of Facility Warrant (Cont.)

Until the Company closed one or more equity financing transactions in an aggregate amount of at least $5,000, it had the right to convert an amount of up to $1,500 out of the outstanding loan (including accrued interest) into ordinary shares of the Company, in connection with and in the framework of a financing transaction of the Company on the date that followed the date upon which the Company notified the Lender of such financing transaction, which conversion was to occur upon the same terms. In connection with the January 2024 PIPE (as defined in note 9B(7)), the Company converted $500 of the outstanding loan and issued to the Lender the Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant (see Note 9B(7) below).

In addition, the loan, together with accrued interest, was required to be repaid at a rate of 30% of the gross proceeds of any equity financing transactions consummated by the Company during the term of the Credit Facility, which met a minimum threshold aggregate amount (initially, $5,000 and increasing by an additional $500 for each month during the term) until the loan is repaid in full. The repayment of the Credit Facility was required to be made on the last day of each calendar month during which the sources for repayment specified above were actually received by the Company. The loan was permitted be prepaid early without any penalty.

As part of the Facility Agreement, the Company issued a warrant (the “Facility Warrant”) to the Lender to purchase 2,419,354 ordinary shares of the Company representing an aggregate exercise amount of $7,500, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection. The Facility Warrant was exercisable upon issuance and has a term of 5 years from the date of issuance.

The Facility Warrants were classified on the issuance date to warrant liabilities, as they were not considered indexed to the Company’s own equity. The fair value of the Facility Warrants at issuance date was $1,229 and the remaining amount of $271 was allocated to the convertible loan credit facility. On March 1, 2024, the date of termination of the Credit Facility (as detailed above), the discount amount of $1,229 was fully amortized. As a result the Company recorded an amount of $1,229 in “Other financing income (expenses), net”.

The January 2024 PIPE, as defined and detailed in Note 9B(7) below, triggered an anti-dilution protection and accordingly the exercise price of the Facility Warrant was adjusted to $0.408 and the amount of ordinary shares issuable upon the exercise of the Facility Warrant was adjusted to 18,382,353 shares.

As of December 31, 2024, 11,220,000 Facility Warrants have been exercised resulting in gross proceeds of approximately $4,578 to the Company.

The Facility Warrant agreement included certain adjustment provisions with respect to a share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the Company ordinary shares that expired on June 29, 2024. The Company reassessed the Facility Warrants’ current terms and concluded that they were no longer classified as a liability and that they are considered indexed to the Company’s own equity. As a result, the Company classified its warrant liabilities to additional paid in capital in the amount of $6,143.

Subsequent to December 31, 2024, additional 5,950,000 Facility Warrants have been exercised resulting in additional gross proceeds of approximately $2,428 to the Company.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(7)	January 2024 private placement (“PIPE”)

On January 18, 2024, the Company entered into a binding term sheet directly with a global investment firm (the “Lead Investor”) for the purchase and sale in a private placement (the “January 2024 PIPE”) of units (the “Units”) to the Lead Investor and other investors (collectively, the “Investors”). Each Unit consists of (i) one ordinary share of the Company and (ii) one and a half warrants to purchase ordinary shares of the Company of a minimum of $2,500 of Units and up to a maximum of $3,000 of Units. The January 2024 PIPE closed on January 31, 2024 following the execution of definitive documentation between the Company and the Investors.

On January 30, 2024, the Company entered into the definitive securities purchase agreement with the Investors for the issue of 3,046,457 Units consisting of (A) (i) 1,651,458 of the Company’s ordinary shares, and/or (ii) pre-funded warrants (the “PIPE Pre-Funded Warrants”) to purchase up to 1,394,999 ordinary shares and (B) common warrants (the “PIPE Common Warrants”) to purchase up to 4,569,688 ordinary shares. The purchase price per Unit is $0.98475. The aggregate gross proceeds from the January 2024 PIPE were $3,000. $2,961 net of issuance costs.

The PIPE Pre-Funded Warrants were immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein and will not expire until exercised in full. The PIPE Common Warrants were exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein and had a 5.5-year term from the issuance date.

In connection with the closing of the January 2024 PIPE, the Company exercised its conversion right pursuant to the Credit Facility to convert $500 of the outstanding convertible loan credit facility that was extended to the Company by the Lender of the Credit Facility. Following such conversion, the Company issued to the Lender 507,743 Units consisting of (i) a pre-funded warrant (the “Facility Conversion Pre-Funded Warrant”) to purchase up to 507,743 ordinary shares and (ii) a common warrant (the “Facility Conversion Common Warrant”) to purchase up to 761,615 ordinary shares. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the PIPE Pre-Funded Warrant and PIPE Common Warrant, respectively.

The PIPE Common Warrants and the Facility Conversion Common Warrant were classified on the issuance date to warrant liabilities, as they were not considered indexed to the Company’s own equity.

As of December 31, 2024, all of the January 2024 PIPE Pre-Funded Warrants, the Facility Conversion Pre-Funded Warrants, the Facility Conversion Common Warrants and the January 2024 PIPE Common Warrants have been exercised in full, resulting in gross proceeds of approximately $5,250 to the Company ($5,063 net of issuance costs).

(8)	Standby Equity Purchase Agreement (“SEPA”)

On October 7, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville.”)

Pursuant to the SEPA the Company has the right, but not the obligation, to sell to Yorkville from time to time, (each such occurrence, an “Advance”), up to $20.0 million (the “Commitment Amount”), of its ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in SEPA. At the Company’s option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, deliver a notice to Yorkville that it is committing Yorkville to purchase such ordinary shares, (the “Advance Shares”).

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

(8)	Standby Equity Purchase Agreement (“SEPA”) (Cont.)

The Company may also specify a certain minimum acceptable price (“MAP”) per share in each Advance. For the purposes of the SEPA, “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ordinary shares for such trading day. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company issued 288,684 ordinary shares, (the “Commitment Shares”), to Yorkville and also paid structuring fee to an affiliate of Yorkville. The Commitment Shares and the structuring fee were recorded as expenses in “Other financing income (expenses), net”, in the amounts of $152 and $10, respectively.

Pursuant to the SEPA, Yorkville shall not be obligated to purchase or acquire any ordinary shares under the SEPA which, when aggregated with all other ordinary shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of the Company’s ordinary shares.

The Company evaluated the contract that includes the right to require Yorkville to purchase ordinary shares in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting, and thus meets the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the statement of comprehensive loss. The put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of December 31, 2024.

As of December 31, 2024, the Company issued an aggregate of 14,116,595 ordinary shares to Yorkville as Advance Shares (not including the Commitment Shares) for aggregate gross proceeds of approximately $10,771. An amount of $1,346 was recorded as expenses in “Revaluation of derivatives and warrants liabilities” regarding this issuance of ordinary shares.

Subsequent to December 31, 2024 , an additional 8,094,297 ordinary shares have been issued to Yorkville resulting in additional gross proceeds of approximately $7,537 to the Company.

C.	Equity Incentive Plan:

In January 2017, the Board authorized an incentive share option plan which was last amended on March 28, 2024 (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options and RSUs to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of ordinary shares that may be issued pursuant to awards will not exceed 4,288,745 ordinary shares.

D.	Shares and options to service providers:

The fair value for the options to service providers was estimated on their grant date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	On December 20, 2021, the Company granted options to a consultant for the purchase of 3,135 of the Company’s ordinary shares at an exercise price of $49.12 per share. The Consultant will be eligible to exercise the options upon completion of milestones, as defined in the consultant agreement, for a period of 24 months from the date of their grant.

(2)	On January 1, 2023 the Company granted to a service provider 3 years term options, to purchase a total of 6,252 ordinary shares. 1,563 options at an exercise price of $12.00, 1,563 options at an exercise price of $14.00, 1,563 options at an exercise price of $20.00, and 1,563 options at an exercise price of $24.00.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees

(1)	The Company granted options to employees and directors through December 31, 2023. For options granted during 2023 and 2022, the fair value of options was estimated using the Black-Scholes option pricing model, which was based on the following assumptions: share price $2.4 - $8.8 weighted average volatility of 65% - 68%, risk free interest rates of 1.83%-3.66%, dividend yields of 0% and expected life of the options of up to 6 years.

(2)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2024			2023			2022
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price (*)	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life
		$			$			$
Outstanding as of beginning of period	296,709	16.32	6.16	237,612	17.6	8.2	158,109	49.12	7.5
Granted	—	—	—	68,739	14.8	9.75	132,361	14.8
Exercised	—	—	—	—	—	—	(209)	49.12
Forfeited or expired	(115,784)	14.8		(9,642)	14.8		(52,649)	49.12

Outstanding as of end of period	180,925	17.13	6.79	296,709	16.32	6.16	237,612	17.6	8.2
Exercisable as of end of period	137,139	17.87	6.28	157,394	17.44	4.12	100,633	19.68	6.6

(*)	Regarding repricing during 2022, see Note 9E(4)(g) below.

The weighted average fair value of options granted during the years ended December 31, 2024 and 2023 was $0.53 and $0.13 and per share, respectively.

As of December 31, 2024, the total unrecognized share-based payment expenses related to nonvested awards was $68, which is expected to be recognized over the next 2.25 years.

(3)	A summary of the Company’s RSUs activity is as follows:

Year ended December 31, 2024	RSUs

Unvested at beginning of year	—
Granted	3,006,000
Vested	(227,647)
Forfeited	(149,000)
Unvested at ending of year	2,629,353

The weighted average fair values at grant date of RSUs for the years ended December 31, 2024 was $0.53 per share.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees (Cont.)

(4)	Options and RSUs granted:

a)	On January 22, 2020, the Company granted options to purchase 83,922 ordinary shares to its employees at an exercise price of $49.11 per share (see also subsection (g) below). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 18, 2020, and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2022, the Company recorded an expense of $163, No expenses have been recorded for the years ended December 31, 2024 and 2023, in respect for such grant.

b)	In October 2020, the Company granted to its former chairman of the Board options to purchase 69,603 ordinary shares are exercisable at an exercise price of $49.11 per share (see also subsection (g) below). The options vest as follows: (1) options to purchase 17,401 ordinary shares vested in one tranche at the end of 12 months from October 13, 2020; and (2) options to purchase 34,801 ordinary shares will vest in the event that the Company generate a cumulative order backlog (as defined in the option agreement) in the amount of not less than $7,000 by the end of 18 months from October 13, 2020; (3) options to purchase 17,401 ordinary shares will vest in the event that the Company reaches a cumulative order backlog of $15,000 by the end of 24 months from October 13, 2020 (including the first cumulative order backlog); and all subject to him serving as the active Chairman of the Company’s Board at the time of vesting and were subject to an acceleration of 25% of his unvested options (i.e., 17,401) in the event that the Company effectuates an IPO. Accordingly, upon the completion of the IPO on April 4, 2022 (see Note 9B(3)), 17,401 were accelerated and considered fully vested.

For the year ended December 31, 2022, the Company recorded an expense of $133. No expenses have been recorded for the years ended December 31, 2024, and 2023, in respect for such grants.

In April 2022 and October 2022, a total of 34,801 of the former chairman’s options had expired as the periods of 18 and 24 months had passed, and the Company did not reach the required cumulative order backlogs, as detailed above.

c)	In October 2020, the Company granted to its CEO options to purchase 7,700 ordinary shares at an exercise price of $49.11 per share (see also subsection (g) below) vest as follows: (1) options to purchase 3,850 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2022, a cumulative order backlog (as defined in the option agreement) in an amount not less than $10,000; and (2) options to purchase the remaining 3,850 ordinary shares will vest on the condition that the Company generates, no later than October 12, 2024 a cumulative order backlog (as defined above) in an amount not less than $20,000 (including the first cumulative order backlog); and all subject to him serving in his position at the time of vesting.

In October 2022 and October 2024, the total of 7,700 CEO’s options under this grant had expired as the periods of 24 and 48 months had passed, and the Company did not reach the required cumulative order backlog, as detailed above.

For the year ended December 31, 2024, the company recorded an income of $67 and for the years ended December 31, 2023 and 2022, the Company recorded an expense of $22 and $20, respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees (Cont.)

(4)	Options and RSUs granted (Cont.):

d)	On November 3, 2020, the Company granted options to purchase 13,475 ordinary shares to its employees at an exercise price of $49.11 per share (see also subsection (g) below). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on November 3, 2021, and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2023 and 2022, the Company recorded an expense of $45 and $46, respectively, no expenses recorded in 2024 in respect for such grant.

e)	On May 11, 2022, the Company granted to three officers options to purchase 68,395 ordinary shares including 19,510 to its CEO, at an exercise price of $14.80 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on May 11, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2024, 2023 and 2022, The Company recorded an expense of $49, $96 and $61 respectively, in respect for such grant.

f)	On May 11, 2022, and June 6, 2022, the Company granted to four of its directors options to purchase 14,976 ordinary shares and 4,992 ordinary shares, respectively, with an exercise price of $14.80 per share. Such options will vest one-third following 12 months from the grant date of such options, second one-third following 24 months from the grant date and the balance following 36 months. For the years ended December 31, 2024, 2023 and 2022, the Company recorded an expense of $20, $27 and $17 respectively, in respect for such grant.

g)	On September 13, 2022, in accordance with the terms of the 2017 Plan, the Board approved a modification of 46,964 outstanding options held by officers and employees that had an exercise price of $49.12 per share and reduced the exercise price to $14.80 per share. This resolution was effective from November 3, 2022, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $51, as share based payment expenses. The additional fair value resulting from the modification, approximately $30, is being expensed over the remaining vesting period of the modified options.

The modification of 46,021 additional outstanding options held by the Company’s CEO and two Directors was approved by the Board and the Company’s shareholders.

h)	On September 13, 2022 the Company granted 31,501 options to its employees at an exercise price of $14.80 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 13, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2024, 2023 and 2022, the Company recorded an expense of $19, $22 and $10 respectively, in respect for such grant.

i)	On September 13, 2022 the Company granted 12,500 options to two of its officers at an exercise price of $14.80 per share. These options expire 10 years after their grant date and vest in twelve equal quarterly tranches over a period of three years. For the years ended December 31, 2024, 2023 and 2022, the Company recorded an expense of $7, $12 and $4 respectively, in respect for such grant.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees (Cont.)

(5)	Options and RSUs granted (Cont.):

j)	During the period from June 2023 to October, 2023 the Company granted a total of 68,739 options to its employees (including 42,497 to its CEO) and one of its director at an exercise price of $14.80 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on June 18, 2024 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2024 and 2023, the Company recorded an expense of$14 and $5 respectively, in respect for such grants.

k)	During the period from August 2024 to December 2024 the Company granted a total of 3,006,000 ordinary shares underlying RSUs, that are issuable upon the applicable vesting date under our Amended Share Option Plan, of which 227,647 RSUs were vested as of December 31, 2024. For the year ended December 31, 2024, the Company recorded an expense of $172, in respect for such grants.

F.	Share Based Payment Expenses:

The total share-based payment expense related to options, shares and RSUs granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	(*)	—	$8
Other financing expenses	152	—	—
Research and development	120	61	174
General and administrative	126	212	323
Total share-based payment expense	$398	$273	$505

(*)	Represents an amount less than $1.

NOTE 10 - REVENUE RECOGNITION

A.	Nature of Goods and Services

The Company derive its revenue from two categories: (a) sales of products and (b) services.

B.	Disaggregation of Revenue

The following table provides information about disaggregated revenue by the nature of goods and services.

	Year Ended December 31,
	2024	2023	2022
Sales of products	$1,034	$142	$219
Services	266	—	202
Total	$1,300	$142	$421

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - REVENUE RECOGNITION (Cont.)

C.	Contract Balances

The following table provides information about accounts receivable and deferred revenues from contracts with customers:

	December 31,
	2024	2023
Accounts receivable	$495	$—
Deferred revenue	996	992

The Company receives payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional.

There are two customers that accounted for 97% of the Company’s accounts receivable on December 31, 2024, which we believe present insignificant credit risk.

Deferred revenue represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met. Revenue recognized during the year ended December 31, 2024 from amounts included in deferred revenue at the beginning of the period was $ 642.

D.	Remaining Performance Obligations

Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and non-cancelable amounts that will be invoiced and recognized as revenue in future periods.

The following table provides information about our RPO:

	December 31,
	2024	2023
RPO:
Expected to be recognized within 1 year	$1,989	$901
Expected to be recognized in more than 1 year	54	1,999
Total RPO	$2,043	$2,900

NOTE 11 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

A.	Geographic Information

Revenue by major geographic region is based on the location of the Company’s customers.

The information below summarizes revenue by major geographic region for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,
	2024	2023	2022
Israel	$409	$—	$—
United States	363	142	219
Latin America	528	—	—
Australia	—	—	202
	$1,300	$142	$421

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

B.	Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended December 31,
	2024	2023	2022
Customer A	31.4%	—	—
Customer B	40.6%	—	—
Customer C	11.1%	—	—
Customer D	10.4%	—	—
Customer E	(*)	100%	—
Customer F	—	—	48%
Customer G	—	—	52%

(*)	less than 10%

NOTE 12 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2024	2023	2022

Payroll and related expenses	$4,216	$5,671	$5,049
Share-based payment	120	61	174
R&D consumables	291	696	160
Rent and office maintenance	413	416	355
Depreciation	134	151	130
Subcontracted work and consulting	—	5	15
Travel and other expenses	105	145	347
	$5,279	$7,145	$6,230

NOTE 13 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2024	2023	2022

Payroll and related expenses	$1,733	$1,815	$1,845
Share-based payment	126	212	323
Professional services	1,593	1,635	1,451
Travel expenses	84	61	115
Rent and office maintenance	138	139	118
Depreciation	13	20	20
Marketing and others	488	457	393
	$4,175	$4,339	4,265	$

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 14 - OTHER FINANCING INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Amortization of a discount related to a convertible loan credit facility	$(1,229)	$—	$—
SEPA set up fees	(372)	—	—
Issuance expenses attributable to derivate warrant liability	(140)	—	—
Interest related to loan credit facility	(14)	—	—
Financing related to leases	(21)	7	162
Interest on deposits	272	173	139
Exchange rates and others	(19)	75	(41)
	$(1,523)	$255	$260

NOTE 15 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2024, 2023 and 2022.

2.	As of December 31, 2024, the Company generated net operating losses of approximately $60,600, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not generated significant revenues from its activities and has incurred substantial operating losses. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the foreseeable future. Therefore, a valuation allowance was recorded to cover the entire balance of the deferred tax assets.

	December 31,
Deferred tax assets:	2024	2023

Deferred taxes due to carryforward losses	$13,938	$12,474

Valuation allowance	(13,938)	(12,474)
Income tax expenses	—	—

4.	The Company has no uncertain tax positions and foreign sources of income.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 16 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES

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

NOTE 17 – LEASES

The Company’s offices are located in 15 Ha’Tidhar St., Raanana, Israel, and according to the lease agreement the current lease period is five years beginning on September 9, 2021 until September 8, 2026 (the “Lease Agreement”).

According to the Lease Agreement, the monthly rent for the Company’s offices (excluding parking and management fees) are approximately NIS 79 thousand (approx. $25) in the first two years, NIS 82 thousand (approx. $26) in the third and fourth lease years and NIS 83 thousand (approx. $26) in the fifth year. All the amounts are linked to the Israeli Consumer Price Index.

According to the Lease Agreement, the Company has an option to extend the lease period for another five years from September 9, 2026, to September 8, 2031, with a monthly rent of between NIS 96 thousand (approx. $30) and NIS 102 thousand (approx. $32) over the additional lease period linked with the Israeli Consumer Price Index.

The lease liability and right-of-use asset reflects the expected lease term until September 8, 2026 as the Company concluded that it was not reasonably certain that the option to extend will be exercised.

For the years ended December 31, 2024, 2023 and 2022, operating lease expenses recorded in the Statements of Comprehensive Loss were $355, $375 and $357, respectively.

Future lease payments under operating leases as of December 31, 2024 were as follows:

2025	320
2026	221
Total future lease payments	541
Less imputed interest	(19)
Total lease liability balance	522

The weighted average lease term and weighted average discount rate as of December 31, 2024, was as follows:

Operating leases weighted average remaining lease term (in years)	1.7
Operating leases weighted average discount rate	5.1%

NOTE 18 - SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) the Chief Executive Officer. The Company manages its business on the basis of one reportable segment and unit and derives revenues from sales of products and services (see Note 1 for a brief description of the Company’s business and Note 10 for details on the Company’s revenue recognition).

The CODM assesses the performance of the Company and decides how to allocate resources based on the operating results available that is also reported within the Statements of Comprehensive Loss. The measure of segment assets that is reviewed by the CODM is reported within the Balance Sheet as Total assets.

NOTE 19 - SUBSEQUENT EVENTS

A.	On January 7, 2025, the Company signed a Memorandum of Understanding (MOU) with Sujan Ventures. Under the terms of the MOU, Sujan Ventures will lead local efforts to introduce Rail Vision’s advanced safety systems to the Indian market. As an initial step, Rail Vision will conduct a short trial of its systems at the customer’s facilities to demonstrate their capabilities. Following satisfaction and approval of Sujan Venture’s customers, the parties intend to proceed with a definitive agreement to advance their collaboration. Sujan Ventures shall make an initial upfront payment to the Company and will make additional payments upon the completion of certain milestones. In addition, during the term of the MOU, Sujan Ventures shall have the exclusive right to negotiate and enter an agreement to distribute the Company’s solutions in India

B.	On February 26, 2025, the Company entered into an amendment to the SEPA pursuant to which the Commitment Amount was increased to $30.0 million of the Company’s ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA.

C.	Regarding additional Facility Warrants exercised subsequent to December 31, 2024 see Note 9B(6) above.

D.	Regarding additional ordinary shares issued under the SEPA subsequent to December 31, 2024 see Note 9B(8) above.

