Form 20-F
period 2025-12-31
Rail Vision Ltd.
filed 2026-03-31
CIK 1743905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

David BenDavid

Chief Executive Officer

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Tel: +972-9-957-7706

Email: marketing@railvision.io

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which each class is registered
Ordinary shares, no par value	RVSN	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares, no par value	RVSNW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 25, 2026: 2,192,186 ordinary shares.

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

ii

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

On February 4, 2026, we effected a reverse share split of our ordinary shares at the ratio of 30:1. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein reflect the reverse share split.

Non-GAAP Financial Measures and Key Business Metrics

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles, or non-GAAP, under Securities and Exchange Commission, or the SEC, rules and regulations. For example, in this Annual Report, we present Non-GAAP Net Loss, which is non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. Non-GAAP Net Loss is presented for supplemental informational purposes only, and is not intended to be a substitute for any GAAP financial measures, including net loss, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, this non-GAAP measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, this non-GAAP financial measure should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with U.S. GAAP. Where appropriate, reconciliations of our non-GAAP financial measure to the most comparable U.S. GAAP figures are included. For further discussion, see “Item 5 — Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

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

iii

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our limited operating history;

●	our current and future capital requirements;

●	our ability to manufacture, market and sell our products and to generate significant revenues;

●	our intention to advance our technologies and commercialization efforts;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

iv

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing, production and distribution channels;

●	acceptance of our business model by investors;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment

●	the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction;

●	adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the SEC you may read the document itself for a complete understanding of its terms.

v

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

Risks Related to Our Business and Industry

●	We depend entirely on the success of our current products that we have started to commercialize and that we may further develop, we may not be able to successfully introduce these products and commercialize them, and we may not be able to successfully manage our planned growth, and our operating results and financial condition may fluctuate. Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	Our business may be adversely affected by changes in railway safety regulations.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	The markets in which we participate are competitive and our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	We are an international business, and we are exposed to various global and local risks that could have a material adverse effect on our financial condition and results of operations.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. Additionally, we are subject to data ownership and privacy regulations which may expose us to lawsuits and sanctions for violations.

●	We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

●	Certain events, developments, or social media posts and interactions may impact our reputation.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	Scrutiny of sustainability and environmental, social, and governance\ initiatives could increase our costs or otherwise adversely impact our business.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, affecting our ability to compete.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful and we may be subject to claims challenging the inventorship of our intellectual property, and we may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of Our Securities

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may be one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	The market price of our securities may be highly volatile, and you could lose all or part of your investment.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

General Risk Factors

●	If we fail to maintain compliance with the Nasdaq minimum listing requirements, our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

Risks Related to Our Financial Condition and Capital Requirements

We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are an early commercialization stage company with a limited operating history and have not yet generated significant revenues from our sales and operations. We have incurred net losses since our inception in 2016, including net losses of approximately $11 million for the year ended December 31, 2025. As of December 31, 2025, we had an accumulated deficit of approximately $108 million.

We have devoted substantially all of our financial resources to develop our solutions and have begun the process to invest in our sales and marketing activities as we start to transition to an early commercialization stage company. We have financed our operations primarily through the issuance of equity securities. See “Item 5. Operating and Financial Review and Prospects— B. Operating Results— Financing Activities” and for additional information. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

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

While we have commenced commercialization efforts of our products, we have not yet generated significant revenues since the date of our inception. Our first revenues were recorded in our unaudited interim condensed financial statements for the period ended June 30, 2021. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

Currently, we maintain limited coverage of product liability insurance in the amount of $3 million. It is likely that our current and/or any future product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

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

Discontinuation of operations at our or third-parties’ manufacturing sites could prevent us from timely fulfilling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell at single facilities in various locations that are specifically dedicated to separate categories of systems. Because of our reliance on all of these production facilities, any disruption to the operations of these facilities could materially damage our ability to deliver our products to our customers on schedule. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood, and other natural disasters. Accordingly, any prolonged or significant disruption could result in a material adverse effect on our business, results of operations and earnings, and could also potentially damage our reputation. Additionally, we rely on third-party manufacturers for components of our products, and we do not have control over the facilities of these third-party manufacturers.

In order to mitigate certain supply chain and production risks and increase operational flexibility in the event of disruptions or rapid increases in customer demand, we have initiated a process to certify turnkey subcontractors capable of performing system assembly and procurement activities in accordance with our quality and technical requirements. These subcontractors are qualified to enable partial transfer or expansion of manufacturing and purchasing activities when needed. However, the onboarding and certification of such subcontractors requires time and resources, and their availability, capacity, and performance cannot be fully guaranteed. Accordingly, there can be no assurance that these measures will fully prevent delays or operational disruptions in the event of significant supply chain constraints or rapid order ramp-ups.

We are an international business, and we are exposed to various global and local risks that could have a material adverse effect on our financial condition and results of operations.

We operate globally and develop and market products in multiple countries. Consequently, we face complex legal and regulatory requirements in multiple jurisdictions, which may expose us to certain financial and other risks. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

International sales and operations are subject to a variety of risks, including:

●	foreign currency exchange rate fluctuations;

●	greater difficulty in staffing and managing foreign operations;

●	greater risk of uncollectible accounts;

●	longer collection cycles;

●	logistical and communications challenges;

●	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

●	changes in labor conditions;

●	burdens and costs of compliance with a variety of foreign laws;

●	political and economic instability;

●	the escalation of hostilities in Israel, which could impair our ability to manufacture our products;

●	increases in duties and taxation;

●	foreign tax laws and potential increased costs associated with overlapping tax structures;

●	greater difficulty in protecting intellectual property;

●	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by our products; and

●	general economic and political conditions in these foreign markets.

International markets are also affected by economic pressure to contain reimbursement levels and healthcare costs. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory and reimbursement approvals, competing products, infrastructure development, intellectual property rights protection and our ability to implement our overall business strategy. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

Changes to trade policy, including tariff and customs regulations, or failure to comply with such regulations may have an adverse effect on our reputation, business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently conduct our business could adversely affect our business, reputation, financial condition and results of operations. Changes or proposed changes in U.S. or other countries’ trade policies may result in restrictions and economic disincentives on international trade.

The U.S. government has recently imposed, or is currently considering imposing, tariffs on certain products, on certain trade partners, including Israel. On February 20, 2026, the Supreme Court ruled that the International Emergency Economic Powers Act (“IEEPA”) does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA (the “incremental tariffs”) was within the exclusive jurisdiction of the U.S. Court of International Trade. In response to this ruling, the U.S. President signed a proclamation imposing a new 10% global tariff under Section 122 of the Trade Act of 1974, effective February 24, 2026, and subsequently increased these tariffs to 15% on February 21, 2026. Section 122 tariffs are subject to a 150-day statutory limit unless extended by Congress. In addition, the Office of the U.S. Trade Representative has announced it will initiate new Section 301 investigations into trading partners’ unfair practices, which could result in additional tariffs.

Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). We cannot predict whether, and to what extent, trade policies will change in the future. If tariffs or other trade restrictions are imposed on products manufactured in Israel while we remain dependent on Israeli manufacturing, our cost of goods sold for the U.S. market may increase materially, which could negatively impact our gross margins and limit our pricing flexibility. Additionally, changes to trade agreements or customs regulations between the U.S. and Israel could increase lead times, introduce logistical complexities, or require modifications to our supply chain planning. These or similar trade-related developments may have a material adverse effect on our business, financial condition, and results of operations.

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

We incorporate artificial intelligence into our products. This technology is new and developing and may present both compliance and reputational risks.

Our products incorporate AI-based Advanced Driver Assistance Systems (ADAS) for railway operations, which are inherently subject to complex operational and safety-critical risks. Unlike traditional deterministic software, these AI models are statistically driven and non-deterministic, meaning they may exhibit unpredictable behavior in real-world scenarios. The performance of our ADAS depends on the system’s ability to accurately detect obstacles like trains, people, animals, vehicles, or any type of anomaly, especially under adverse conditions, such as fog, glare, or rare ‘long-tail’ events. Any failure to do so (false negatives) or the generation of excessive unjustified alerts (false positives) could lead to accidents, operational delays, or ‘alarm fatigue’ that erodes driver trust. Furthermore, the lack of explainability in AI decision-making complicates incident investigations and may conflict with rigorous railway safety standards and certification requirements. Any model update or retraining could necessitate costly and time-consuming re-certification. Failure of our AI to perform reliably, or to comply with evolving regulations, could result in significant legal liability, including claims related to property damage or personal injury, reputational damage, and a material adverse effect on our business and financial results.

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

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We plan to engage third parties to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Scrutiny of sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations. Scrutiny may come from stakeholders both supporting and opposing ESG initiatives, adding complexity to our compliance and communication efforts.

If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Failure to comply with applicable ESG rules or regulations could lead to penalties, enforcement actions, adverse publicity, or could negatively affect our reputation, access to capital, or employee retention.

Evolving ESG-related regulations, such as sustainability reporting requirements, supply-chain diligence obligations, and international frameworks (including the EU Corporate Sustainability Reporting Directive (CSRD)), may also affect our contract manufacturers, suppliers, and other third parties. Any inability of such third parties to comply with applicable ESG standards may disrupt our supply chain or otherwise negatively effect our business, financial condition, or results of operations.

Increasing inflation could adversely affect our business, financial condition, results of operations or cash flows.

Inflation and some of the measures taken by or that may be taken by the governments in countries where we operate in an attempt to curb inflation may have negative effects on the economies of those countries generally. If the United States or other countries where we operate experience substantial inflation in the future, our business may be adversely affected. This could have a material adverse impact on our business, financial condition, results of operations or cash flows.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions

We are subject to tax laws, regulations, and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. Recently, legislation commonly known as the One Big Beautiful Bill Act (OBBBA) was signed into law in July 2025, which enacts significant changes to U.S tax and related laws, including but not limited to current deduction of domestic research expenses, increasing the limit of the deduction of interest expense to thirty percent of EBITDA and one hundred percent bonus depreciation on eligible property acquired after January 19, 2025. Further, many countries, and organizations such as the Organization for Economic Cooperation and Development have proposed implementing changes to existing tax laws. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or tax credits and incentives will not be adversely affected by these or other developments or changes in law.

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

We have a growing portfolio of 46 registered patents and 2 pending patent applications. Our registered patents include 12 patents in the United States, 4 patents in China, 7 patents in Japan, 4 patents in India, and 19 patents registered from granted European Patent Applications (including 4 Unitary Patents, 5 validated in Switzerland, 5 validated in Great Britain, and 1 validated in each of Germany, Hungary, Austria, Denmark and France).

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

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during and in consequence of his or her employment with a company may be regarded as “service inventions,” which the employer is generally entitled to, absent of an agreement between the employee and employer giving the employee service invention rights or providing otherwise. The Patent Law also provides that if there is no such agreement addressing an employee’s entitlement to remuneration in respect of a service invention, the employee may apply to the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, which has authority to determine whether the employee is entitled to remuneration for such inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee depending on the circumstances and the contractual arrangements between the parties. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment, and we include assignment provisions in agreements with certain consultants and other service providers, we may face claims demanding remuneration in consideration of assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Our status as a “foreign private issuer” exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under the Companies Law is limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, there can be no assurance that we were not a PFIC for the year ended December 31, 2025, and although we have not determined whether we will be a PFIC for United States federal income tax purposes for the year ending December 31, 2026, or in any subsequent year, there can be no assurance that our market capitalization and the composition of our income, assets and operations for any such years will not cause us to be a PFIC. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E-Additional Information-Taxation-Certain Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Companies.”

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

We are a “foreign private issuer” and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated office holders on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to investors in comparison to those applicable to a U.S. domestic reporting companies.

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

Our executive office is located in Ra’anana, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, including Iran, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the commencement of these events in October 2023, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Iran is also restricting passage through the Strait of Hormuz, which is disrupting global supply chains, including for oil and gas, and is impact global economies. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023 and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of March 25, 2026, 3 of our employees are serving in active duty, who are not an executive or perform critical or exclusive functions.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of the security situation in Israel have been difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, our operations may be harmed.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our ordinary shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

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

We anticipate being subject to fluctuations in currency exchange rates because our functional and reporting currency is the U.S. dollar. A material portion of our operating expenses is incurred outside the United States, mainly in NIS, and is subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. Based on our 2025 expense levels, a 10% appreciation of the NIS against the U.S. dollar would have increased our net loss by approximately $1.3 million. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. In relation to the effect of inflation, results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index, or CPI. However, we cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation (if any) of the shekel against the dollar. As the results in our financial statements are measured in U.S. dollars, the difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate can cause a difference between taxable income and the net loss shown in the financial statements. We expect that the majority of our revenues will be generated in U.S. dollars with the balance in EURO for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollars and EURO.

Foreign exchange rates may fluctuate due to many factors, including interest rate differentials between markets, capital flows, monetary policy decisions, geopolitical events, global macroeconomic developments, and investor sentiment toward Israel and regional markets. These factors may cause the NIS to appreciate or depreciate against the U.S. dollar independent of local inflation levels. If the NIS strengthens without a corresponding increase in our foreign currency revenues, our U.S. dollar measured costs will rise.

In the past year, exchange rate fluctuations, particularly movements in the NIS/U.S. dollar rate, have had a meaningful impact on our U.S. dollar denominated expenses. The value of the NIS relative to the U.S. dollar, and other currencies has fluctuated significantly. For example, the shekel appreciated on average by 12.5% relative to the U.S. dollar in 2025, after depreciating by 0.4% in 2024 and by 3.1% in 2023, thereby increasing, in 2025, the U.S. dollar cost of our shekel denominated expenses. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues, and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business. Although we do not engage in formal hedging transactions, we hold certain cash balances and deposits in NIS and other currencies, which provides a partial natural offset to our foreign currency exposure. However, these measures may not fully mitigate the impact of exchange rate volatility on our results of operations.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the aggregate holdings of shareholders who did not accept the tender offer is less than 5% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a restriction period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “Taxation-Israeli Tax Considerations and Government Programs” for additional information.

Further, our articles of association, as currently in effect, provide that our directors (other than external directors, if any) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting; rather, at least two annual meetings of shareholders will generally be required to effect a change in a majority of our board of directors. Any amendment to the provision in our articles of association dividing our directors into three classes and certain related provisions requires a vote of the holders of at least 66 2/3% of the shares represented at the meeting and voting on the matter.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Your rights and responsibilities as a holder of our securities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C.-Directors, Senior Management and Employees-Board Practices-Duties of Shareholders” for additional information.

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

General Risk Factors

If we fail to maintain compliance with the Nasdaq minimum listing requirements, our ordinary shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ordinary shares could be adversely affected if our ordinary shares are delisted.

Our ordinary shares are listed on the Nasdaq Capital Market. To maintain our listing, we are required to satisfy certain continued listing requirements, including, among other things, minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

There can be no assurance that we will be able to comply with Nasdaq’s continued listing standards in the future and in the past we have been deficient in meeting certain of Nasdaq’s continued listing standards, including the minimum bid price requirement. If we fail to satisfy any of Nasdaq’s continued listing requirements, we may receive a deficiency notice from Nasdaq and, depending on the nature of the deficiency, may be afforded a limited period of time to regain compliance. However, certain deficiencies may not be subject to a cure period or may result in immediate delisting. If we do not regain compliance within any applicable cure period, or if Nasdaq determines that we are not eligible for a compliance period, Nasdaq may determine to delist our ordinary shares.

If we do not meet Nasdaq’s continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ordinary shares from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares. Accordingly, any failure to maintain compliance with Nasdaq’s continued listing requirements could have a material adverse effect on our business, financial condition, results of operations and the value of our ordinary shares.

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

In addition, our authorized share capital consists of 100,000,000 ordinary shares, no par value. As of March 25, 2026, we had 2,192,186 ordinary shares issued and outstanding. As of March 25, 2026, we also had warrants to purchase 77,793 ordinary shares outstanding, options to purchase 23,297 ordinary shares outstanding, of which 5,469 are currently vested, and 157,653 unvested restricted share units, or RSUs. Our board of directors may issue, or reserve for issuance, an additional 48,630 ordinary shares, which might dilute your holdings substantially.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an early commercialization stage technology company focused on transforming railway safety through advanced AI-integrated sensing systems. We develop and commercialize proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, our technology enhances safety, improves operational efficiency and supports continuity across deployments.

We were incorporated under the laws of the State of Israel in April 2016. Our principal executive offices are located at 15 Hatidhar St. Ra’anana, 4366517 Israel. Our telephone number in Israel is +972-9-957-7706. Our website address is http://www.railvision.io. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.railvision.io), LinkedIn (https://www.linkedin.com/company/rail-vision), X (formerly Twitter) (https://x.com/Rail_Vision) and Facebook (https://www.facebook.com/railvision.io) as channels of distribution of Company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2027), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

B. Business Overview

Overview

We are an early commercialization stage technology company focused on transforming railway safety through advanced AI-integrated sensing systems. We develop and commercialize proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, our technology enhances safety, improves operational efficiency and supports continuity across deployments

Since our founding in April 2016, we have developed proprietary railway detection systems designed to enhance railway safety and operational efficiency. Based on advanced image processing and deep leaning technologies, these systems provide real-time warnings to train drivers of obstacles on and around railway tracks including during severe weather and challenging lighting conditions. Our MainLine system incorporates high-resolution cameras capable of identifying objects at distances of up to 2,000 meters, together with an onboard computer unit that uses AI and machine learning algorithms to analyze images and alert train drivers of potential risks.

Our railway detection systems are based on electro-optic technology, including visible-light and thermal cameras, which transmit data to a ruggedized onboard computing unit designed to operate in harsh operating environments of locomotives. Image-processing and machine learning algorithms process the data in real time to detect and classify potential hazards on and around the tracks, including people, animals, vehicles, signs, signals and anomalies (unclassified objects). These capabilities may also support additional use cases, including data analytics.

The ongoing electrification and increasing digitalization of railways are key factors driving growth in the transportation market. The rail industry is progressively moving toward higher levels of train automation, supported by advanced control, signaling, and monitoring systems that improve train operations, including braking, acceleration, and station stopping. In parallel, operators are seeking to increase track capacity and operational efficiency, which depend not only on automation but also on modern digital signaling and traffic management systems.

Autonomous trains, often referred to as driverless trains, represent one aspect of this automation trend. These trains are designed to operate with minimal human intervention and are supervised from centralized control centers. Existing onboard obstacle detection systems autonomously command trains to slow or stop upon detecting hazards. In the systems currently deployed in the industry today, onboard obstacle detection technologies are capable of automatically commanding the train to slow or stop when hazards are detected. These technologies provide real-time notification to operational control centers and the necessary onboard attendants or remote operators for immediate intervention if required.

As road traffic congestion increases globally, demand for smarter, higher-frequency, and more reliable rail services continues to rise, further supporting the development and adoption of autonomous and semi-autonomous train technologies. According to a January 2026 report by Fortune Business Insights, the global autonomous train market was estimated at $14.6 billion in 2025 and is expected to reach $24.26 billion in 2034, growing at a compound annual growth rate (CAGR) of 5.8% from 2026 to 2034, driven by governments and transit authorities increasingly viewing autonomous trains as a solution to congestion, labor constraints, and sustainability goals.

Our railway detection systems are currently being deployed in pilot projects with several industry-leading railway operators, and in certain cases, have progressed beyond the pilot stage, with customers placing initial commercial orders for a limited number of systems following successful trials. As we continue our progress toward further commercial rollouts, we aim to secure larger-scale orders. We believe our technology has the potential to significantly enhance railway safety and operational efficiency worldwide. Our solutions deliver substantial benefits and value to multiple stakeholders within the rail ecosystem, ranging from passengers relying on trains for transportation to companies using railways for the delivery of goods and services. Furthermore, we believe our technology positions us as a key player in operationalizing the transition to autonomous rail operations, accelerating the path to practical implementation.

Summary of Market Traction

Following a long-term pilot with Israel Railways, in January 2023, we signed an agreement for the purchase of ten MainLine Systems, began installations in February 2024, received certification approval in December 2024, and as of March 25, 2026, eight systems are installed and operational with the remaining two expected shortly. Further, in February 2026, we advanced to the next phase of our collaboration with Israel Railways for an evaluation pilot of the ShuntingYard system at Israel Railways’ cargo division.

In October 2023, we received a $500,000 order from a leading Latin American mining company for a MainLine System, which was delivered in December 2023, and which was operated under a long-term pilot since July 2024. In June 2025, following the successful completion of this pilot, the customer placed a follow-on order of approximately $335,000 for an additional MainLine System and spare parts, which have since been delivered and installed.

In January 2024 we signed a supply contract with a U.S.-based rail and leasing services company valued at up to $5.0 million for AI-based ShuntingYard systems, including an initial $1.0 million order and potential follow-on orders of up to $4.0 million subject to customer approval and exclusivity terms.

In March 2024, we received an order for our ShuntingYard System from a U.S. Class 1 freight rail company, with successful installation completed in June 2024 for evaluation in safety and operational efficiency.

In April 2024, we received an order from Loram, a leading U.S.-based provider of railway track maintenance equipment and services for our ShuntingYard System, with delivery and installation completed in June 2024, in connection with a pilot enhancing their rail track maintenance operations.

In January 2025, we received a purchase order for our MainLine product from a leading Central American freight rail operator recognized for its commitment to safety and technological modernization. The system has been delivered and installed, and is currently undergoing evaluation by the customer.

Further to the Memorandum of Understanding (MOU) signed with Sujan Ventures in January 2025, in January 2026, we announced an expansion of our activities in India following the commencement of a proof of concept (POC) demonstrating our MainLine product capabilities under challenging local conditions for multiple government officials and senior Indian Railway stakeholders. In March 2026, we announced the successful completion of the POC, which involved a thorough two-month evaluation of our MainLine system under real-world operating conditions with a local rail operator. The evaluation assessed the MainLine system’s real-time object detection and classification performance, operational stability, and effectiveness under varying environmental conditions to determine its suitability for broader deployment across Indian Railways. Upon completion of the evaluation, we received an official report from the customer indicating positive feedback regarding the system’s performance and its suitability for further evaluation and potential controlled deployment.

Industry Overview and Market Opportunity

According to Transparency Market Research, the global driver assistance systems for locomotives market is experiencing significant growth, with a projected compound annual growth rate (CAGR) of 4.24% from 2024 to 2034. The market, valued at $9.5 billion in 2023, is expected to reach $15.1 billion by 2034, showcasing a robust and expanding opportunity for advanced detection and assistance technologies.

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives” (2024)

This growth aligns with Rail Vision’s strategic focus on leveraging AI-driven systems to meet the increasing demand for railway safety, efficiency, and predictive maintenance solutions. As the market evolves, Rail Vision’s product portfolio aims to position itself to capitalize on this trajectory, offering innovative solutions that exceed current industry standards and address critical operational challenges.

The evolving market dynamics in driver assistance systems highlight a gradual shift toward higher levels of automation. While Level 1 (Driver Assistance) and Level 2 (Partial Automation) are expected to see market share declines by 2034, Level 3 (Conditional Automation) and Level 4 (High Automation) are poised for significant growth, with market shares increasing by 148 and 385 basis points, respectively. This trend underscores the growing demand for more sophisticated solutions that bridge current operational needs with the future of autonomous rail systems. One of the reasons for that is the shortage in human resources in the industry. For example, Germany’s rail sector explicitly links driverless automation to workforce shortages. In May 2024, Deutsche Bahn’s Digitale Schiene initiative stated that “for many railway undertakings, it is becoming increasingly important to operate trains with fewer staff. Fully automated, driverless driving provides an answer to this”, noting that an aging workforce and more retirements are causing “train cancellations due to a lack of staff - especially train drivers” and that “fully automated, driverless driving offers a technical solution to this problem”

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives”

Rail Vision’s unique ability to deliver solutions across the full spectrum of autonomy, from Level 1 to Level 5, positions the company to capitalize on this shift. With advanced AI-driven systems tailored for safety and operational efficiency, Rail Vision is well-equipped to meet the demands of an industry transitioning toward high automation while continuing to deliver high-impact value in existing driver-assistance applications.

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

Source: Transparency Market Research Company’s market research named “The Global Market for Driver Assistance Systems in Locomotives”

Rail Vision’s advanced detection systems, designed specifically for long-distance freight and passenger trains as well as shunting yard operations, uniquely position the company to target these evolving market demands. By delivering enhanced safety, improved operational efficiency, and tailored solutions for these key segments, Rail Vision is strategically aligned to capitalize on industry trends and contribute to the modernization of global rail networks.

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

Rail transport is an essential form of transportation, and efficient, safe railway infrastructure plays a central role in the global economy. The process of expanding and upgrading railways is taking place worldwide, driving the necessity for safe and reliable railway infrastructure. A lack of safety and inefficiency may reduce the reliability of train travel, decrease public usage and cause economic damage, including heavier road traffic, increased air pollution, and a diminished quality of life.

The market trends of integrating ADAS and autonomous technology in locomotives are impacted by demand-side factors, such as increased safety awareness and focus on operational efficiency, as well as supply-side trends, such as technological advancements and collaborative partnerships.

Demand-Side Factors: The rising emphasis on safety awareness and operational efficiency aligns with Rail Vision’s technology. Rail operators are increasingly investing in systems that provide real-time situational awareness and predictive maintenance capabilities, both of which are core strengths of Rail Vision’s MainLine and ShuntingYard systems. This growing demand highlights the market’s shift toward prioritizing safety, reducing human error, and optimizing performance, objectives that Rail Vision directly addresses.

Supply-Side Factors: Technological advancements in AI, machine learning, and sensor technologies, as noted, are reshaping the Driver Assistance Systems (DAS) market. Rail Vision leverages these advancements with its AI-driven detection and classification systems, providing enhanced obstacle detection and decision-making support. Additionally, Rail Vision’s strategic collaborations with leading rail operators and technology partners reflect the increasing importance of partnerships in accelerating innovation and integration into existing rail infrastructures.

Railway accidents are generally attributed to several factors, such as the human factor, which includes the driver’s failure to notice and respond to obstacles on the track, limited ability to react to potential dangers, and obstructed field of view, which is impaired in poor lighting or severe weather conditions. Other factors that cause railway accidents include faults in the railway track signaling system, damaged infrastructure, and weather conditions such as rain, fog and snow.

According to the European Union Agency for Railways’ “Safety Overview 2023,” there were 1,389 significant railway accidents in the EU, resulting in 683 fatalities (excluding suicides) and 513 serious injuries. The economic cost of these significant accidents is estimated to be around €3.2 billion per annum.

In 2023, the United States experienced a concerning rise in railroad-related fatalities, totaling 995 deaths-a 10% increase from the 2022 figure of 908 and marking the highest count since 2007. Nonfatal injuries also saw an uptick, reaching 6,705, a 3% increase from the previous year’s 6,513. Notably, fatalities at highway-rail crossings decreased by 9%, while deaths from other incidents, including trespassing, rose by 17%. Preliminary data from the Federal Railroad Administration (FRA) indicates that in 2023, there were 2,192 highway-rail grade crossing collisions, resulting in 247 fatalities and 766 injuries. These statistics underscore the persistent safety challenges within the U.S. rail system. In contrast, comprehensive and up-to-date railway accident data for Latin America remains limited, highlighting a need for improved reporting and transparency in the region. Rail Vision’s increased presence in Latin America has the potential to assist operators in improving reporting and transparency by collecting big data and statistics using our systems and presenting this information to the operators through Rail Vision’s web application, which is described in the “Our Solutions” section below.

Given the braking distance required for a train to stop, operators require advanced notice to avoid obstacles on the track. The braking distance of a passenger train traveling at a moderate speed (i.e., 140 km/h or 87 mi/h) is between 600 and 800 meters (650 yards – 0.5 mile) ; freight trains typically require a similar distances, depending on the load size and speed. Human operators, however, often lack the necessary capability to detect obstructions on the track and halt a train within these distances. Our advanced technology is designed to bridge this human limitation.

Our railway detection system monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2,000 meters (1.3 miles), which is longer than the braking distance of most trains. Our system is designed to detect, classify and alert train operators to real-time railway track obstacles, allowing them to make informed operational decisions and determine whether it is necessary to stop to avoid a collision. Additionally, once integrated into the train’s computer, our system’s artificial intelligence capabilities will facilitate autonomous emergency actions, such as halting the train upon obstacle classification, as well as sounding a horn and flashing lights to alert those in the vicinity.

Over the past several years, there has been an increased demand for automated solutions in railway detection systems to make train travel safer and more efficient. Several technological systems are available on the market today that are designed to reduce the risk of railway accidents, avoid injuries and damage to property, and limit unplanned track closures, making railway transport more efficient, and increasing the usage of existing railway infrastructure. Generally, these railway detection systems fall into two main categories: onboard systems installed on the train (such as our railway detection system), and fixed signaling systems installed as part of the stationary infrastructure.

The Current Train Vision Market Status and the Transition to Autonomous Train Vision

Many trains today are equipped with certain advanced automated technologies to assist railway operators such as Automatic Train Control (ATC) and Automatic Train Protection (ATP). ATC encompasses systems that regulate a train’s speed based on external data inputs, while ATP continuously ensures that a train’s speed remains within permitted limits.

In addition to ATC and ATP, Automatic Train Operation (ATO) technologies exist to enhance safety and control all phases of train operation, from acceleration to precision stopping. ATO implementations vary widely, with the most common applications found in underground railways. For example, the London Underground employs semi-automatic train operation on select lines, and the Docklands Light Railway in East London features driverless operation, replacing the driver’s cabin with a remote controller.

ATO is defined by five Grades of Automation (GoA):

-	GoA 0 refers to a train with a human driver who exercises full control of the train - starting, stopping, opening and closing doors, and operation in emergencies.

-	GoA 1 refers to operation where the driver controls starting and stopping the train, operation of doors, emergencies and sudden deviations, with the assistance of ATP systems.

-	GoA 2 refers to semi-automatic operation, where stopping is automatic, but the driver starts the train, operates the doors, and drives the train in emergencies.

-	GoA 3 refers to operation without a driver, where starting and stopping is automatic, but the controller operates the doors and drives the train in emergencies.

-	GoA 4 refers to train operation without supervision; starting, stopping, door operation and operation in emergencies is all automatic with no staff on the train.

We anticipate that railway operators will progressively adopt autonomous trains. Although a full transition to GoA 3 and GoA 4 operations will require further technological development beyond current market capabilities, we believe that our advanced obstacle detection technology is well-positioned to support this transition.

A critical component of autonomous train vision is an automatic obstacle detection system capable of identifying hazards in the train’s path at distances exceeding the train’s braking distance. Such systems provide approximately twice the detection capability of a human operator during daylight and offer a significant increase in performance at night, when human visibility is severely restricted.

We are actively collaborating with train operators and manufacturers to integrate our railway detection systems within various train platforms. Our focus remains on delivering standalone detection solutions, as the additional subsystems required for full autonomy—such as ATC and ATP—are typically provided by other manufacturers. Our system’s ability to operate independently allows customers to initially deploy it as a driver warning system and seamlessly transition to higher levels of automation using the same core system reducing the need for multiple sensor platforms.

GoA 4 freight trains already operate in certain parts of the world, such as Rio Tinto Australia, and Iron Ore Canada. We believe that our railway detection systems are ideal for these operations, and our strategy includes pursuing opportunities to engage and collaborate with their operators.

Beyond GoA 4 freight trains, there are some very specific environments where trains are operated without drivers and rely on signaling systems and a sterile testing environment, such as train lines in airports or underground train lines. Such autonomous lines are rare, as they require safety infrastructure built into the external environment that is expensive to build and maintain, making it an unviable option for most operators. While these types of trains are not on our primary strategic focus, we believe that our systems will be ideal for such trains as well, as they provide an onboard solution capable of timely identifying potential hazards on and around the track.

As part of our long-term strategy to penetrate the autonomous train market, in November 2024, we unveiled an innovative Active Control System, enabling semi-autonomous locomotive capabilities. Developed in collaboration with a U.S. rail company, this system transitions from passive warning to active safety by directly controlling locomotive throttle and brakes, marking a significant step towards autonomous rail operations.

Additionally, in December 2024, we joined MxV Rail’s Technology Roadmap Program, a distinguished body responsible for formulating interoperable requirements to improve the safety and efficiency of rail operations in North America. This collaboration aims to enhance our influence in the U.S. rail market and potentially foster partnerships with key industry stakeholders.

According to a Fortune Business Insights report from February 2026 titled Autonomous Train Market Size, Share & Industry Analysis, the global autonomous train market was estimated at $14.6 billion in 2025 and is expected to reach $24.26 billion in 2034, growing at a compound annual growth rate (CAGR) of 5.8% from 2026 to 2034, driven by governments and transit authorities increasingly viewing autonomous trains as a solution to congestion, labor constraints, and sustainability goals.

These developments underscore the industry’s shift towards higher automation levels, with Rail Vision positioned at the forefront of providing advanced obstacle detection and autonomous operation solutions.

Our Solutions

We develop solutions for several verticals in the railway market:

1.	The MainLine System

The MainLine System is a detection system for passenger and freight trains that travels on main lines. The system consists of one or two external sensor units installed on the train and an onboard computer system. The onboard computer system receives data from the sensor unit and uses artificial intelligence to perform real-time algorithmic analysis, enabling the identification of potential hazards and alerting the train operator in real time.

The MainLine System is designed to detect, classify, and alert train operators to hazards at distances of up to 2,000 meters (1.2 miles) ahead of the train. Achieving detection at this range depends on maintaining a continuous line of sight.

A train traveling at high speeds of approximately 160 km/h (100 mph) typically requires a braking distance of about 800 meters (0.5 miles). The MainLine System is optimized to identify hazards at distances exceeding 800 meters (0.5 miles), providing the train operator with sufficient time to respond to potential hazards and, if necessary, bring the train to a safe stop. Actual braking distance may vary depending on multiple factors, including weather conditions and the total weight of the train.

Our railway detection system can technically interface with a train’s control and monitoring systems, including the braking system, by establishing a communication interface with the train’s existing operating system. However, in certain jurisdictions, integration with the braking system or other onboard systems may require compliance with more stringent train safety integrity levels (SIL) than those for which we are currently certified.

Our MainLine System is designed to detect and classify objects, indicate their location on the track and their distance from the locomotive, and identify the position of track switches. A switch is a trackside device used to divert a train from one track to an adjacent track or to merge two tracks into a single line. Accurate detection of switch position is critical, as the switch determines the train’s direction of travel from the mainline track to an alternate route.

Market traction of the MainLine System

Following a long-term pilot with Israel Railways that was concluded in August 2022, in January 2023, we signed an agreement with Israel Railways for the purchase of ten MainLine Systems. The first installations of the systems began in February 2024, and in December 2024, we received certification approval for the installation of our MainLine Systems on Israel Railways’ passenger locomotives. As of March 25, 2026, eight systems are installed and operational and we expect that the remaining two systems will be installed by mid-2026. The potential sales opportunity with Israel Railways for our MainLine System is for installations on up to 300 trains, and assuming we can negotiate bidirectional installation, the potential sale opportunity could be doubled to install up to 600 MainLine Systems.

Rio Tinto Iron Ore (“RTIO”) operates the AutoHaul® program, a publicly reported autonomous heavy-haul rail network in Australia. In April 2021, we entered into an agreement with Hitachi Rail STS Australia Pty Ltd., pursuant to which our MainLine System was supplied for demonstration and evaluation purposes on RTIO’s railway network. The demonstration activities were completed in 2022. We continue to follow developments in the area of autonomous rail safety systems relevant to RTIO’s operations.

In October 2023, we received a $500,000 purchase order for a single MainLine System and related services from a leading Latin American mining company, which was delivered to the customer in December 2023. The customer began a long-term pilot soon after installation was completed in July 2024. In June 2025, after the successful completion of the pilot, the customer placed a follow-on purchase order valued at approximately $335,000 for an additional MainLine System and related spare parts. This second system and the spare parts have since been delivered and installed.

In January 2025, we received a purchase order for our MainLine System from a leading Central American freight operator. This order aims to support a proof of concept (POC) to demonstrate the system’s advanced capabilities in enhancing rail safety and operational efficiency through real-time object detection and classification driven by AI and long-range vision sensors.

In January 2025, we signed a Memorandum of Understanding (MOU) with a leading Indian rail supplier to penetrate the Indian rail market. This strategic partnership aims to introduce our advanced safety solutions to enhance the operational efficiency and safety of India’s vast railway network. Following this MOU, in January 2026, we announced a significant expansion of our activities in India, following the commencement of a POC demonstrating our MainLine product capabilities under challenging local conditions for multiple government officials and senior Indian Railway stakeholders, positioning India as a key market in Rail Vision’s global expansion strategy. In March 2026, we announced the successful completion of the POC, which involved a thorough two-month evaluation of our MainLine system under real-world operating conditions with a local rail operator. The evaluation assessed the MainLine system’s real-time object detection and classification performance, operational stability, and effectiveness under varying environmental conditions to determine its suitability for broader deployment across Indian Railways. Upon completion of the evaluation, we received an official report from the customer indicating positive feedback regarding the system’s performance and its suitability for further evaluation and potential controlled deployment.

2. The ShuntingYard System

The ShuntingYard System is designed to streamline work in the operational areas of railways (shunting yards), which are used for the assembly, disassembly loading, and unloading of freight trains.

The ShuntingYard System consists of two external sensor units installed on either side of the locomotive that are linked to the central processing unit inside the train. The system uses algorithms, artificial intelligence and deep learning neural nets, to classify these obstacles in real time, at a range of up to 200 meters on and beside the track, under severe weather and poor visibility conditions. These real-time warnings are shown to the driver with indications of levels of severity. The system also has the technical ability to interface with the locomotive’s control systems, such as the train’s brakes. This is done by setting up a communication interface with existing systems in the train and doing so in accordance with the customer’s requirements.

Market traction of the ShuntingYard System

In February 2023, a leading U.S.-based rail and leasing services company purchased a ShuntingYard System for a total of $140,000, which included technical support services and a six-month performance evaluation trial, which was completed in September 2023.

In January 2024, we signed a supply contract with this customer valued at up to $5,000,000 for the purchase of our AI-based ShuntingYard Systems. The first phase of the contract was valued at $1,000,000. Follow-on orders for additional ShuntingYard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, will provide the customer with exclusivity in the North American industrial railyards switching segment. In April 2024, the Company received an initial purchase order for the Company’s Shunting Yard systems amounting to approximately $1,000,000, as part of this contract. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment. In June 2024, we received follow-on orders from this customer, totaling approximately $200,000. These orders are in addition to the existing contract and relate to additional services requested by the customer.

In March 2024, we received an order for our ShuntingYard System from a Class 1 freight rail company in the United States, which is one of the largest in North America. In June 2024, we successfully completed the installation of the system on the customer’s locomotive for evaluation and testing in different scenarios related to safety and efficiency.

In April 2024, we received an order for our ShuntingYard System from Loram, a leading U.S.- based provider of railway track maintenance equipment and services. In June 2024, we successfully completed the delivery and installation, marking the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with our advanced technology. Following the pilot, we and Loram will evaluate a potential expansion of this collaboration, which may include further integration of our innovative solutions into Loram’s rail vehicles across the United States.

In February 2026, we advanced to the next phase of our collaboration with Israel Railways for an evaluation pilot of the ShuntingYard system at Israel Railways’ cargo division. The pilot will enable in-depth familiarization with the system’s performance under local operational conditions and enable the collection of detailed requirements and operational feedback from Israel Railways’ cargo team. Following the successful completion of the evaluation pilot, we and Israel Railways plan to explore deployment options designed to deliver measurable enhancements in safety, operational efficiency, and maintenance cost savings.

Cost-Optimized ShuntingYard System

We are currently developing a streamlined and cost-optimized version of our ShuntingYard System designed to address the needs of certain market segments that are more price-sensitive and do not require the full range of advanced capabilities offered by our existing solution. This reduced-feature version is designed to retain the core detection and safety functionalities while simplifying system components and configurations in order to lower the overall cost. This product is currently in the research and development stage, and its potential commercialization will be subject to successful completion of development, testing, and market demand.

3. The D.A.S.H. Cloud-based Platform

Introduced in December 2024, the D.A.S.H. (Discover, Analyze, Secure, Harness) cloud-based platform is designed to complement Rail Vision’s AI-driven MainLine and ShuntingYard Systems. This platform transforms railway operational data into actionable insights and comprehensive reports to help optimize performance, reduce downtime, and improve safety. It supports rail operators by improving decision-making and operational efficiency.

Key features of the D.A.S.H. solution include:

●	Seamless Integration: D.A.S.H. seamlessly integrates with existing and future big-data platforms from other sensors, creating a synergistic environment for data analysis and operational efficiency.

●	Enhanced Decision-Making: By leveraging advanced detection capabilities and robust safety measures, the platform enables operators to make informed decisions, ensuring safety and operational efficiency.

●	Operational Streamlining: The platform’s comprehensive data analysis and reporting tools assist in optimizing operations, reducing downtime, and lowering operational costs.

The introduction of D.A.S.H. represents Rail Vision’s holistic approach to transforming rail operations through big data and technology, aiming to provide rail operators with the tools needed to overcome challenges, ensure safety, and achieve greater operational efficiency.

Competition

The market for railway safety and detection systems is competitive and rapidly evolving. We face competition from a diverse range of companies, including established multinational corporations, specialized technology startups, system integrators, and original equipment manufacturers (OEMs). These competitors vary in size, technological approach, industry experience, and market reach.

Competition for the MainLine System:

Our MainLine System, designed for passenger and freight trains operating on main railway lines, competes primarily against companies that develop rail-specific detection and driver assistance solutions. Among these are startups such as 4AI Systems and NIART Technologies, which focus on innovative, AI-driven technologies dedicated to railway applications.

In addition, several large multinational corporations, such as Bosch Engineering GmbH and Siemens Mobility GmbH, have significant presences in the railway safety and automation market. These companies typically develop integrated safety and control systems, including detection technologies, often as part of broader solutions for their rolling stock manufacturing or rail operator clients. However, these offerings tend to be designed primarily for internal use or as part of integrated OEM packages, rather than as standalone systems for widespread third-party deployment.

Many competitors leverage technologies adapted from the automotive or other industries, including light detection and ranging (LiDAR), radar, and other active sensing methods. While these technologies can offer certain benefits, we differentiate ourselves by developing our railway detection systems from the ground up specifically for rail environments, leveraging passive, non-emitting electro-optic sensors combined with advanced artificial intelligence.

This approach enables longer detection ranges - up to 2,000 meters - and higher accuracy under challenging environmental and operational conditions, including harsh weather and complex track infrastructure.

Our passive vision-based technology is less susceptible to interference caused by metallic track components, reflections, or environmental factors such as fog or rain, compared to radar or LiDAR-based systems. Thermal imaging further enhances detection capabilities by identifying heat-emitting obstacles, such as humans and animals, as well as objects with distinct thermal signatures, which is critical for comprehensive railway safety and operational monitoring.

We believe that these technological advantages translate into higher detection probabilities, lower false alarm rates, and overall improved safety outcomes compared to competing solutions.

Competition for the ShuntingYard System

The ShuntingYard System, focused on low-speed operations such as yard and terminal switching, competes with startups like OTIV, which is developing specialized rail safety and obstacle detection products for complex yard environments.

Larger OEMs and system integrators may also develop proprietary shunting and yard safety solutions, typically customized for their customers’ specific operational requirements and often intended for internal deployment within their equipment fleets or client operations.

Our ShuntingYard System distinguishes itself by offering real-time obstacle detection and situational awareness optimized for the dynamic and cluttered environment of rail yards. Its AI-driven classification and detection capabilities enable enhanced safety and operational efficiency in shunting operations.

Market Position and Challenges

We compete in a global market that includes large, well-established system integrators, traditional rail technology suppliers, and smaller, specialized startups focused on niche safety solutions. Incumbent competitors often have significant advantages in terms of brand recognition, long operating histories, extensive sales and support networks, and existing contractual relationships with rail operators, national rail authorities, and OEMs. These competitors may also have greater financial resources to invest in research and development, marketing, product diversification, and rapid scaling of operations across multiple geographies.

In parallel, emerging technology startups in adjacent segments of the rail and transportation technology ecosystem may introduce competitive pressures through novel solutions, agile development cycles, and differentiated go-to-market approaches. These market entrants may pursue aggressive pricing, strategic partnerships, or platform-level innovation that could affect Rail Vision’s ability to attract and retain customers.

Our ability to compete effectively depends on several factors, including our success in continuing to innovate our core technology, securing regulatory acceptance and industry certifications and broadening our commercial footprint. We also face execution challenges related to scaling production and deployment, maintaining intellectual property protection, adapting to varying regional regulatory environments, and securing the necessary aftermarket support and services that customers increasingly expect.

While we believe that our focused expertise in AI-driven vision systems, field performance data, and targeted application in both mainline and shunting yard operations provide a competitive differentiation, there can be no assurance that we will successfully address these competitive dynamics or that existing or future competitors will not develop superior technologies or capture greater market share.

Although we believe that our technology and market focus provide meaningful competitive advantages, there is no assurance that we will maintain our relative position in a rapidly evolving industry.

Business and Marketing Strategy

We believe that we are positioned to lead the global transformation of rail operations by delivering advanced vision-based detection solutions powered by artificial intelligence. Our mission is to enhance railway efficiency, safety, and reliability through AI-driven technologies focused on rail monitoring, obstacle detection, and predictive maintenance.

Our solutions are designed to enable rail operators to proactively manage operational risks, reduce costs, and increase safety. The technology facilitates early hazard detection, rapid response, and optimized traffic management, contributing to reduced accident rates and fewer service disruptions.

We are committed to continuous innovation to advance smarter, safer, and more sustainable rail transportation.

Rail Vision’s solutions are aligned with three distinct strategic time horizons:

●	In the short term, we focus on advanced driver warning systems, which provide real-time alerts to train operators regarding potential hazards on the tracks, enabling timely preventive action and immediate safety improvements.

●	In the medium term, we serve as a critical enabler of intervening systems by delivering highly advanced vision capabilities that function as the “eyes” of the system. These capabilities support solutions that can actively assist or override manual control in critical situations to prevent accidents and mitigate operational risks.

●	In the long term, our AI-driven vision technology is designed to act as the core sensory foundation for autonomous rail solutions, enabling fully or partially automated train operations and supporting our long-term strategic vision for intelligent, safe, and efficient rail transportation.

Market Segments

We are currently focusing on the following two main segments of the market as described above:

1.	Locomotives for shunting yards - We are focused on selling the ShuntingYard System to shunting yard operators. Our railway detection system for this market segment is at a relatively advanced stage, with a number of recent customer orders and pilot projects in the United States. Our shunting yard strategy focuses on clear, measurable value drivers, including improved operational efficiency, enhanced safety as an incremental benefit, and mitigation of ongoing manpower challenges faced by rail operators. The addressable market is global, with a current focus on North America. The offering is also designed to integrate with existing remote control systems and presents potential OEM partnership opportunities.

2.	Locomotives for passenger and freight trains - Our strategic focus on this market segment, through our MainLine system, derives from the fact that it includes the largest number of trains, and that the trains operating in this market segment are exposed to serious risks and the realistic probability for potentially fatal accidents. We invest significant efforts in promoting sales to passenger and freight train operators. The sales processes for this market segment include a demonstration of the system’s capabilities according to specific requirements of each train operator. Our railway detection system for this market segment is at a relatively advanced stage, with a number of recent customer orders and pilot projects worldwide.

New Products and Applications

We are currently exploring several additional applications of our railway detection systems, which are in various stages of research and development. These applications are designed to enhance the functionality of Rail Vision’s existing MainLine and ShuntingYard systems and provide additional value to customers.

New Features and Ongoing Development

Our systems combine hardware with advanced algorithmic software, which can be updated and improved over time. We are actively engaged in research and development of additional features and applications intended to enhance the value provided to customers. These ongoing developments focus on leveraging sensor data and artificial intelligence to expand the capabilities of our platforms, improve operational safety, and support more efficient railway operations.

While these features remain in the development stage, they are designed to complement our existing MainLine and ShuntingYard systems, providing enhanced situational awareness, predictive insights, and operational intelligence. We believe that continuous innovation in our algorithms and software is key to maintaining a technological advantage and delivering meaningful benefits to our customers as new functionalities are introduced.

Maintenance and Predictive Maintenance

Customers who have installed our MainLine and ShuntingYard systems for real-time identification of objects will have the option of receiving predictive track maintenance insights, such as identification of vegetation invading the tracks, damage to infrastructure, sunk pylons, etc. This railway detection system application will be able to collect the data from the sensors and check for any changes in and around the track infrastructure in order to indicate possible defects in the infrastructure. Currently, this application is in the initial research and development stage.

Data Services

We are developing data services based on long-term collection of sensor data from trains. This application will generate actionable insights on:

●	Infrastructure conditions
●	Train traffic patterns
●	Surrounding environmental conditions

Analysis of these data will allow train operators to:

●	Reduce downtime caused by infrastructure issues
●	Improve train scheduling and synchronization

This application is currently in the early research and development stage and depends on the installation and operation of large numbers of railway detection systems to obtain sufficient data for full functionality, assuming successful completion of development.

We intend to offer these data services as an added value to our installed systems, rather than as a standalone product. Our D.A.S.H. platform serves as the foundation for these data services, providing the tools for collecting, processing, and analyzing sensor data from the systems already deployed with customers. Following the deployment of our MainLine and ShuntingYard systems to multiple customers, the D.A.S.H. platform has been integrated with customer systems and is considered by us to be a key driver of future growth.

Commercial Agreements

Israel Railways

On January 31, 2023, we signed a contract with Israel Railways to supply 10 systems. The total amount is approximately $1.40 million. The first installations of the systems began in February 2024, and in December 2024, we received certification approval for the installation of our MainLine Systems on Israel Railways’ passenger locomotives.

As of March 25, 2026, eight systems are installed and operational and we expect that the remaining two systems will be installed by mid-2026.

Further, in February 2026, we advanced to the next phase of our collaboration with Israel Railways for an evaluation pilot of the ShuntingYard System at Israel Railways’ cargo division.

U.S.-based rail and leasing services company

In January 2024, we signed a supply contract with a leading U.S.-based rail and leasing services company valued at up to $5,000,000 for the purchase our AI-based ShuntingYard Systems. The first phase of the contract was valued at $1,000,000. Follow-on orders for additional ShuntingYard Systems, valued at up to $4,000,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

In April 2024, the Company received an initial purchase order for the Company’s ShuntingYard systems amounting to approximately $1,000,000 as part of this contract.

In June 2024, the Company received follow-on orders from this customer in a total amount of approximately $200,000, which is in addition to the existing contract and refers to additional services requested by the customer.

India – Collaboration with Sujan Ventures

On January 7, 2025, we signed a memorandum of understanding (MOU) with Sujan Ventures, a division of the Sujan Group, a leading technology and components supplier to the Indian rail industry. Under the terms of the MOU, the parties agreed to collaborate to introduce Rail Vision’s advanced safety systems to the Indian market, with an initial focus on potential inclusion of our systems in future Indian railway safety tenders. These tenders are expected to involve the deployment of advanced safety technologies across thousands of locomotives in India.

Pursuant to the MOU, Sujan Ventures agreed to lead local business development efforts and facilitate a demonstration and trial of our systems in India. As part of the collaboration, Sujan Ventures made an initial upfront payment to the Company and agreed to make additional milestone-based payments in connection with the implementation of a demonstration and trial of the Company’s systems. The MOU also granted Sujan Ventures an exclusive right, during the term of the MOU, to negotiate and enter into a definitive agreement to distribute the Company’s solutions in India. The parties agreed to negotiate in good faith a definitive commercial agreement following successful completion of the trial and customer approvals.

In December 2025, the parties agreed to amend certain commercial terms of the MOU, including the rescheduling of certain payments and the waiver of a conditional milestone payment, while maintaining the overall framework of collaboration and the planned trial activities.

In January 2026, we announced a significant expansion of our activities in India, following the commencement of a POC demonstrating our MainLine product capabilities under challenging local operating conditions for multiple government officials and senior stakeholders within the Indian railway ecosystem. The POC represents an important step toward potential large-scale adoption of our technology in India and supports our strategy to position India as a key market in our global expansion strategy. In March 2026, we announced successful completion of the POC which involved a thorough two-month evaluation of our MainLine system. Upon completion of the evaluation, Rail Vision received an official report from the customer indicating positive feedback regarding the system’s performance and its suitability for further evaluation and potential controlled deployment.

Knorr-Bremse

We maintain a long-standing strategic relationship with Knorr-Bremse AG, a globally recognized, 110-year-old leader in braking systems and rail-industry technologies, which is publicly listed on the Frankfurt Stock Exchange and employs more than 30,000 people in over 100 locations worldwide. Our historical cooperation with Knorr-Bremse, including strategic and investment agreements, reflects our continued alignment with one of the most established companies in the global railway sector and supports our positioning within the broader rail ecosystem.

Government Regulation

As the autonomous train industry continues to develop, regulators, including the FRA and the ERA, may adapt existing regulations and create new ones in order to ensure the compatibility of autonomous trains and autonomous train technology with regulatory expectations, requirements relating to safety and legal liability. In April 2024, for instance, the FRA issued a final rule on ‘Train Crew Size Safety Requirements,’ which established a formal special approval process for railroads seeking to initiate automated or one-person operations. Furthermore, in January 2026, the FRA approved a significant five-year nationwide waiver program to expand the use of Automated Track Inspection (ATI) technology, allowing machine-based systems to supplement and, in certain cases, reduce manual visual inspection requirements. We cannot anticipate what regulations will materialize from the FRA’s RFI, or from parallel inquiries underway in other countries in which we operate. Likewise, we cannot predict the limitations, restrictions and controls nor the economic consequences flowing from such regulations. Should restrictive regulations apply, they could delay the introduction of autonomous train technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits.

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

Investment in Quantum Computing

We are leveraging our unique expertise in advanced vision and railway-safety technologies by combining it with quantum computing and artificial intelligence. As of March 25, 2026, we hold a 51% stake in Quantum Transportation Ltd., or Quantum Transportation, a majority-owned subsidiary and a cutting-edge quantum computing and AI company specializing in machine-learning-based error correction technologies. On November 30, 2025, we entered into a securities exchange agreement with Quantum Transportation and certain of its shareholders or the Exchanging Shareholders, including Mr. Eli Yoresh and Mr. Ofer Naveh, our chairman of the board of directors and chief financial officer, respectively. Pursuant to the agreement we issued to the Exchanging Shareholders an aggregate of 99,424 of our ordinary shares, representing 4.99% of the our issued and outstanding shares capital as of the date of signing the agreement and immediately prior to such issuance, in exchange for 51% of Quantum Transportation’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 55,249 of Quantum Transportation’s ordinary shares, or the Acquisition. The Acquisition closed on January 14, 2026, upon which Quantum Transportation became our majority-owned subsidiary. In connection with the closing, we extended to Quantum Transportation a convertible loan facility of up to $700,000, bearing 8% annual interest, to support its operations and development roadmap. As of March 25, 2026, we have advanced $100,000 under this convertible loan facility to Quantum Transportation. See “Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Convertible Loan Facility with Quantum Transportation” for additional information.

Quantum Transportation is a cutting-edge quantum computing and AI company that develops tools that aims to help quantum development teams with error correction schemes tailored to their systems. Quantum Transportation can potentially support computing and algorithm companies and teams that lack in-house quantum error correction expertise. Its platform includes simulators and research environments that improve error tolerance and robustness in quantum processors

Quantum Transportation has an exclusive sub license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of the Tel Aviv University. This intellectual property and additional know-how addresses critical challenges in noisy intermediate-scale quantum devices by enabling efficient, real-time decoding of surface code errors, significantly reducing computational overhead compared to traditional methods and supporting scalable fault-tolerant quantum computing.

According to a Markets and Markets report from September 2025 titled Quantum Computing Market Size, Share & Trends, the quantum computing market was valued at $2.7 billion in 2024 and is anticipated to be $20.20 billion by 2030, growing at a CAGR of 41.8% from 2025 to 2030. The growth of the quantum computing market is driven by several key factors, most notably the transformative potential of quantum computers to significantly outperform classical systems in specific applications, particularly in computationally intensive tasks such as large-number factorization and accurate simulation of quantum systems. This enhanced capability is driving demand across industries seeking more powerful solutions to complex problems. Several governments have made significant long-term public investments to support the development and deployment of quantum technologies, including a £2.5 billion (approximately $3.4 billion), 10-year National Quantum Strategy announced by the United Kingdom in 2024, the European Union’s €1 billion (approximately $1.2 billion) Quantum Flagship program, and multi-billion-dollar national quantum initiatives in the United States, China, Japan and Canada. These initiatives reflect a broad policy view that leadership in quantum technologies is important for national security, secure communications and strategic technological independence.

Our technology team and Quantum Transportation are exploring ways to combine quantum-AI based error correction with our advanced vision and railway-safety technologies. By joining forces and collaborating with a cutting-edge company and its technology, we aim to create meaningful technological synergies, enhance our current and future product lines, accelerate innovation, and support long-term value creation for stakeholders.

We believe that Quantum Transportation’s sub-licensed, machine learning-based universal decoder pending patent represents a potential breakthrough in quantum error correction, addressing the inherent noise in qubits that limit scalable quantum computing. This technology, developed by leading computer science experts and protected as patented intellectual property, is code-agnostic, noise-aware, and scalable. This enables it to adapt seamlessly across various hardware and software platforms, such as potentially ours, code sizes and empowers quantum hardware companies, labs and technology companies that are aiming to use and harness quantum computing, optimal error correction schemes without in-house capabilities.

Quantum Transportation is currently partially owned by QuantumX Labs Ltd., which is one of Israel’s quantum technology and algorithm hubs. By being part of this hub, Quantum Transportation continues to be supported by quantum experts and is able to collaborate with the other engineers and scientists that are part of this hub.

By utilizing this IP for transportation applications, including railway, we and Quantum Transportation aim to unlock new capabilities in anomaly detection, predictive maintenance, and autonomous rail operations, capitalizing on the growing quantum computing market projected to drive exponential advancements in transportation.

In January 2026, Quantum Transportation announced the development and validation of its first-generation transformer-based neural decoder, demonstrating superior decoding accuracy and efficiency across multiple quantum codes and noise models compared to leading classical algorithms. This decoder is protected under a comprehensive IP strategy and reflects a major technical milestone in machine-learning-based quantum error correction.

In February 2026, Quantum Transportation announced that it successfully implemented its transformer-based neural decoder on the AWS cloud, marking a significant milestone toward real-world quantum applications within the transportation sector. This achievement positions Quantum Transportation with the ability to collaborate with quantum hardware design partners and enter the next phase: direct testing of its code-agnostic decoder on physical quantum hardware across diverse architectures.

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

We have 46 registered patents and 2 pending patent applications. Failure to gain approval for the patent applications filed by us or a change in the patents granted to us, in whole or in part, and the promotion and creation of alternative technologies to our technology, may adversely affect our status and ability to sell the system developed by it.

A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Item 3.D-Risk Factors-Risks Related to our Intellectual Property.”

In addition, we may be exposed to claims and/or suits regarding the use of proprietary rights of third parties who received approval for the registration of a patent in respect of an application which had already been filed when we made use of such rights.

Our subsidiary Quantum Transportation holds an exclusive sub license for an innovative pending patent application in quantum error correction owned by Ramot, the technology transfer company of the Tel Aviv University.

Legal proceedings

We are not currently party to any pending material legal proceedings. From time to time, we may become a party to litigation incident to the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

As of March 25, 2026, we have five (5) senior management positions, all of whom are engaged on a full-time basis. In addition to our senior management, we have forty-eight (48) employees in full or part-time capacities. All our employees are located in Israel.

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

C. Organizational Structure

We have one majority-owned subsidiary, Quantum Transportation Ltd., which was incorporated in 2025 in the State of Israel, that is a cutting-edge quantum computing and AI company specializing in error correction technologies. As of the date of this Annual Report, we hold 51% of the outstanding share capital of Quantum Transportation Ltd.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 15 Ha’Tidhar St., Ra’anana, Israel, where we currently occupy approximately 1,570 square meters (approximately 16,900 square feet). We lease our facilities for a monthly rent of approximately NIS 85,000 (approximately $26,500) and our current lease period ends in September 2026. At the end of the initial term, we have the option to extend the lease period for an additional five years from September 9, 2026, to September 8, 2031, with a monthly rent of between NIS 96,000 (approximately $30,000) and NIS 102,000 (approximately $32,000) over the additional lease period. All the amounts are linked to the Israeli Consumer Price Index.

In March 2026, we entered into a new lease agreement for office premises, including a research and development facility, located in Infinity Park, Ra’anana, Israel, where we will occupy approximately 1,230 square meters (approximately 13,240 square feet). The average monthly rental payments will be approximately NIS 97,000 (approximately $30,500). The new facilities are expected to become available for occupancy on October 1, 2026. The lease term is for an initial period of five years, with an option to extend for an additional five years. The rental payments under the new lease agreement are linked to the Israeli CPI.

We expect to relocate our corporate headquarters to the new premises upon commencement of the new lease. Based on the terms of the new lease and our anticipated operating needs, our rental expenses are not expected to differ materially from our current lease costs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. The following discussion of the financial condition and results of operations is for the years ended December 31, 2025 and 2024. Discussion regarding our financial condition and results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 31, 2025.

Overview

We are an AI-powered railway technology company in the early commercialization stage, focused on transforming the railway safety and data markets. We believe we have developed cutting edge, industry-leading AI-based detection systems specifically designed for rail applications. Our systems are designed to enhance railway safety, support prevention of accidents, save lives, improve operational efficiency, and significantly reduce costs for the railway operators through real-time detection and actionable data insights.

Since our founding in April 2016, we have developed proprietary railway detection systems designed to enhance railway safety and operational efficiency. These systems are based on advanced image processing and deep leaning technologies and provide early warnings to train drivers of obstacles on and around the railway track, including in severe weather and challenging lighting conditions. Our system uses high-resolution cameras capable of identifying objects at distances of up to 2,000 meters, together with an onboard computer unit that uses AI and machine learning algorithms to analyze images, identify objects on or near the tracks, and alert train drivers of potential risks.

Our railway detection systems use electro-optics technology, including visible-light spectrum cameras and thermal cameras, which transmit data to a ruggedized on-board computing unit designed to operate in harsh environmental conditions of locomotives. Our railway detection and classification system includes image-processing and machine-learning algorithms that process the data in real time to identify potential hazards on and around the track. These algorithms are designed to detect and classify objects, such as people, animals, vehicles, signs, signals along the track, and anomalies (unclassified objects). These data collection and classification capabilities can be applied to additional use cases, including big data analytics.

For more information regarding our business and operations, see “Item 4B. Business Overview” above.

Recent Developments

Acquisition of Majority Stake in Quantum Transportation

On November 30, 2025, we entered into a securities exchange agreement with Quantum Transportation and certain of the shareholders of Quantum Transportation, including Mr. Eli Yoresh and Mr. Ofer Naveh, our chairman of the board of directors and chief financial officer, respectively, pursuant to which we issued to the Quantum Transportation Shareholders an aggregate of 99,424 of our ordinary shares, representing 4.99% of our issued and outstanding shares capital as of the date of signing the agreement and immediately prior to such issuance, in exchange for 51% of Quantum Transportation’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 55,249 of Quantum Transportation’s ordinary shares. The acquisition closed on January 14, 2026, which resulted in Quantum Transportation becoming our majority-owned subsidiary. In connection with the closing, we extended to Quantum Transportation a convertible loan facility of up to $700,000, bearing 8% annual interest, to support its operations and development roadmap. As of March 25, 2026, we have advanced $100,000 under this convertible loan facility to Quantum Transportation. See “Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Convertible Loan Facility with Quantum Transportation” for additional information.

A. Operating Results

Operating Expenses

Our current operating expenses consist of two components - research and development expenses, and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payment), subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2025	2024

Payroll and related expenses	$5,191	$4,216
Share-based payment	$537	$120
Depreciation	$127	$134
	$	$
R&D consumables	$441	$291
Rent and office maintenance	$473	$413
Travel and other expenses	$95	$105
Total	$6,864	$5,279

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based payment, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,	Year ended December 31,
(in thousands of USD)	2025	2024

Payroll and related expenses	$2,219	$1,733
Share-based payment	$916	$126
Professional services	$1,667	$1,593
Travel expenses	$113	$84
Rent and office maintenance	$158	$138
Depreciation	$6	$13
Marketing and other	$344	$488
Total	$5,423	$4,175

Comparison of the Year Ended December 31, 2025, to the Year Ended December 31, 2024

Results of Operations

	December 31	December 31,
(in thousands of USD)	2025	2024
Revenues	$1,487	$1,300
Cost of revenues	$(935)	$(850)
Gross profit	$552	$450
Research and development expenses	$(6,864)	$(5,279)
General and administrative expenses	$(5,423)	$(4,175)
Operating loss	$(11,735)	$(9,004)
Financial (expenses) income:	$	$
Revaluation of derivatives and warrants liabilities	$(380)	$(20,181)
Other financing income (expenses), net	$1,015	$(1,523)
Net Loss	$(11,100)	$(30,708)

Revenues

Our revenues for the year ended December 31, 2025, amounted to $1,487,000 representing an increase of $187,000, or 14.4% compared to $1,300,000 for the year ended December 31, 2024. Revenues for 2025 were mainly derived from additional installations of our MainLine Systems for Israel Railways, a MainLine system purchase by a leading Central American freight rail operator, a follow-on purchase for an additional MainLine System, sales of related spare parts by a leading Latin American mining company and services provided to existing customers.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2025, amounted to $6,864,000 representing an increase of $1,585,000, or 30.0% as compared to $5,279,000 for the year ended December 31, 2024. The increase was primarily attributable to higher salaries and related personnel expenses, reflecting an increase in headcount and salary levels, the impact of the depreciation of the U.S. dollar against the Israeli shekel (NIS), since salaries are paid in NIS, and the absence in 2025 of temporary salary reductions that were in effect during the first six months of 2024. The increase also reflects higher share-based payment expenses, mainly due to new grants of RSUs to employees during the period, and increased purchases of R&D equipment to support ongoing development activities.

General and administrative expenses

Our general and administrative expenses totaled $5,423,000 for the year ended December 31, 2025, representing an increase of $1,248,000, or 29.9% compared to $4,175,000 for the year ended December 31, 2024. The increase was primarily attributable to higher salaries and related personnel expenses, reflecting salary adjustments, one-time bonuses and the absence in 2025 of temporary salary reductions that were in effect during the first six months of 2024. Additional contributing factors included the depreciation of the U.S. dollar against the NIS, as a significant portion of our expenses are denominated in NIS, and higher share-based payment expenses, including both new RSU grants to employees and a one-time share-based compensation expense recognized in connection with equity grants to two service providers in the areas of investor relations and business development. These increases were partially offset by a decrease in marketing expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2025, was $11,735,000 compared to an operating loss of $9,004,000 for the year ended December 31, 2024, an increase of $2,731,000, or 30.3%.

Financial expenses and income:

Revaluation of derivatives and warrants liabilities expenses

For the year ended December 31, 2025, we recorded expenses in amount of $380,000 due to the revaluation of derivatives, warrant liabilities and other in connection with shares issued under the SEPA (as defined below). This compares to expenses of $20,181,000 for the year ended December 31, 2024, which were primarily related to warrants issued in a private placement and a convertible loan credit facility the Company entered into in January 2024.

Other financial expenses and income

For the year ended December 31, 2025, our other financial income amounted to $1,015,000, primarily attributable to interest income earned on short-term deposits. This compares to $1,523,00 of other financial expenses for the year ended December 31, 2024. The change of $2,538,000 is mainly due to the full amortization of the discount related to the convertible loan credit facility entered into in January 2024, recorded in the year ended December 31, 2024.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2025, was $11,100,000 compared to $30,708,000 for the year ended December 31, 2024, a decrease of $19,608,000, or 63.8%.

Key Business Metrics and Non-GAAP Financial Measures

We monitor the key business metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metric is Non-GAAP Net Loss. Increases or decreases in our key performance metrics may not correspond with increases or decreases in our revenue.

Non-GAAP Net Loss

Non-GAAP net loss is a non-GAAP financial metric that we defined as GAAP net loss excluding stock-based compensation expenses and revaluation of derivative warrant liability expenses. Our non-GAAP net loss for the year ended December 31, 2025, was $9,260,000 compared to $10,129,000 for the year ended December 31, 2024, a decrease of $869,000, or 8.6%.

	December 31	December 31,
(in thousands of USD)	2025	2024
GAAP Net Loss	$(11,100)	$(30,708)
Stock-based compensation expenses	$1,460	$398
Revaluation of derivative warrant liability expenses	$380	$20,181
Non-GAAP Net Loss	$(9,260)	$(10,129)

We believe that this non-GAAP financial measure is useful in evaluating our business as a way of assisting an investor in evaluating future cash flows of the business.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2025, we have funded our operations principally with approximately $97 million (net of issuance expenses) from the issuance of ordinary shares, preferred shares, and warrants in public and private offerings. As of December 31, 2025, we had approximately $20 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	December 31,	December 31,
(in thousands of USD)	2025	2024

Operating activities	$(9,122)	$(9,682)
Investing activities	$(125)	$(30)
Financing activities	$11,789	$23,918
Effect of exchange rate changes on cash and cash equivalents	$219	$(27)
Net increase in cash and cash equivalents	$2,761	$14,179

Operating Activities

Net cash used in operating activities of $9,122,000 during the year ended December 31, 2025, was primarily used for payment of an aggregate of approximately $7,410,000 in salaries and related personnel expenses. The remaining amount of approximately $1,712,000 was used for professional services, marketing, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $9,682,000 during the year ended December 31, 2024, was primarily used for payment of an aggregate of approximately $5,949,000 in salaries and related personnel expenses. The remaining amount of approximately $3,733,000 was used for professional services, marketing, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $125,000 during 2025 and $30,000 during 2024, primarily reflected the purchase of fixed assets in both periods.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2025, consisted of $11,789,000, primarily in proceeds from the issuance of ordinary shares, net of issuance expenses, in relation to the SEPA (as defined below) and the ATM Facility (as defined below) and proceeds from the exercises of January 2024 Facility Warrants. See “Standby Equity Purchase Agreement (October 2024), “At-the-Market Sales Agreement (April 2025)” and “Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)”.

Net cash provided by financing activities in the year ended December 31, 2024, consisted of $23,918,000 primarily in proceeds from the issuance of ordinary shares and warrants, net of issuance expenses (including in relation to the SEPA (as defined below) and the January 2024 PIPE) and proceeds from exercise of warrants that were issued in connection with the January 2024 PIPE and January 2024 Facility Warrants. See “Standby Equity Purchase Agreement (October 2024)”, “Private Placement (January 2024)” and “Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)”.

At-the-Market Sales Agreement (April 2025)

On April 24, 2025, we entered into a Sales Agreement, or Sales Agreement, with A.G.P./Alliance Global Partners, as sales agent, or A.G.P. Pursuant to the Sales Agreement, we may offer and sell, from time to time through A.G.P. our ordinary shares, having an aggregate offering price of up to $11,311,750, from time to time through A.G.P, or the ATM Facility. On December 5, 2025, we increased the aggregate offering price of the ATM Facility to $13,673,937, which does not include approximately $2,194,879 of ordinary shares sold under the ATM Sales Agreement prior to that date. A.G.P. is entitled to a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. As of the date hereof and since December 31, 2025, we sold 254,074 ordinary shares and 78,500 ordinary shares, respectively, for aggregate net proceeds of approximately $3.1 million and $0.9 million, respectively, pursuant to the Sales Agreement.

Standby Equity Purchase Agreement (October 2024)

On October 7, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or Yorkville.

Pursuant to the Purchase Agreement, we have the right, but not the obligation, to sell to Yorkville from time to time, or Advance, up to $20.0 million, or the Initial Commitment Amount, of our ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in SEPA. On February 26, 2025, we and Yorkville entered into an amendment to the SEPA to increase the Initial Commitment Amount to $30.0 million of our ordinary shares, or the Commitment Amount. At our option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, deliver a notice to Yorkville that we are committing Yorkville to purchase such ordinary shares, or Advance Shares. The Company may also specify a certain minimum acceptable price per share in each Advance. For the purposes of the SEPA, “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount, we issued 9,623 ordinary shares, or the Commitment Shares, to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

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

As of the date of this Annual Report, we have issued and sold an aggregate of 740,363 ordinary shares to Yorkville as Advance Shares (not including the Commitment Shares) for aggregate gross proceeds of approximately $18.3 million. During the year ended December 31, 2025, we issued and sold an aggregate of 269,810 ordinary shares to Yorkville as Advance Shares for aggregate gross proceeds of approximately $7.5 million.

On April 24, 2025, concurrently with the entry into the ATM Sales Agreement (see above), the Company reduced the maximum aggregate offering price registered under the SEPA to zero.

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

In the January 2024 PIPE, the Investors purchased $3.0 million of Units consisting of (A) (i) 55,049 of ordinary shares and/or (ii) pre-funded warrants to purchase up to 46,500 ordinary shares, or the January 2024 PIPE Pre-Funded Warrants and (B) warrants to purchase up to 152,323 ordinary shares, or the January 2024 Warrants. The purchase price per Unit is $29.5425. The January 2024 PIPE Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will not expire until exercised in full. The January 2024 PIPE Ordinary Share Warrants are exercisable upon issuance at an exercise price of $29.5425 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and have a 5.5-year term from the issuance date.

In connection with the closing of the January 2024 PIPE, we exercised our conversion right, or the Conversion Right, pursuant to the Facility Agreement (as defined below) to convert $500,000 of the Credit Facility (as defined below) as a portion of the January 2024 Conversion Loan Amount (as defined below). Following such conversion, we issued to the Lender (as defined below) (i) a pre-funded warrant to purchase up to 16,925 ordinary shares, or the Facility Conversion Pre-Funded Warrant and (ii) a warrant to purchase up to 25,387 ordinary shares, or the Facility Conversion Ordinary Share Warrant. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the January 2024 PIPE Pre-Funded Warrant and January 2024 PIPE Ordinary Share Warrant, respectively.

As of the date of this Annual Report, all of the warrants and pre-funded warrants that were issued in connection with the January 2024 PIPE have been exercised in full consisting of 46,500 January 2024 PIPE Pre-Funded Warrants, 16,925 Facility Conversion Pre-Funded Warrants, 25,387 Facility Conversion Common Warrants and 152,323 January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5.25 million to the Company.

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

As part of the Facility Agreement, we issued a warrant, or the January 2024 Facility Warrant, to the Lender to purchase 80,645 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $93.00, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of our ordinary shares on January 5, 2024. The January 2024 Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the January 2024 Facility Warrant was adjusted to $12.24 which is the effective price per ordinary share in the January 2024 PIPE, or the January 2024 Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the January 2024 Facility Warrant was also adjusted to a total 612,745, or the January 2024 Facility Warrant Adjusted Shares, such that the product of the January 2024 Facility Warrant Adjusted Exercise Price and the January 2024 Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As of the date of this Annual Report, 572,333 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $7.0 million to us. As of the date of this Annual Report, 42,190 January 2024 Facility Warrants remain outstanding at an exercise price of $11.724, after additional adjustments resulting from sales of ordinary shares under the ATM Sales Agreement .

On March 5, 2026, we and the Lender agreed to amend the January 2024 Facility Warrant. The amendment increases the beneficial ownership limitation applicable to the exercise of the January 2024 Facility Warrant from 4.99% to 19.99% of our outstanding ordinary shares immediately after giving effect to the issuance of ordinary shares upon exercise of the January 2024 Facility Warrant.

Except for the increase in the beneficial ownership limitation described above, all other terms and conditions of the January 2024 Facility Warrant remained unchanged. As of the date of the amendment, the January 2024 Facility Warrant is exercisable for up to 42,190 ordinary shares. Pursuant to the terms of the January 2024 Facility Warrant, the increase in the beneficial ownership limitation will become effective on the 61st day after March 5, 2026.

Cashless Exercise of Warrants (January 2024)

In January 2024, investors from our private placement from May 2023 exercised warrants on a cashless basis. As a result of the cashless exercise, we issued 6,033 ordinary shares to such investors.

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

As of December 31, 2025, our cash and cash equivalents were $19.96 million. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

In April 2025, we entered into the ATM Facility pursuant to which we have issued an aggregate of 254,074 ordinary shares resulting in aggregate gross proceeds of approximately $3.1 million to date . In addition, to date, we have received approximately $18.3 million as a result of sales of 740,363 of our ordinary shares (not including the Commitment Shares) to Yorkville pursuant to the SEPA.

We expect that our cash and cash equivalents as of the issuance date of this annual report and the future expected cash flow from sales will be sufficient for at least 18 months of operations. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2026. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Item 3.D-Risk Factors.”

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

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2025:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases	$253	$253	$-	$-	$-

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of the year ended December 31, 2025 to the year ended December 31, 2024- Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus-Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2025. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, and directors as of March 25, 2026:

Name	Age	Position
Executive Officers
David BenDavid	54	Chief Executive Officer

Ofer Naveh	54	Chief Financial Officer

Noam Shloper	52	Chief Operating Officer

Doron Cohadier	52	Vice President of Business Development and Marketing

Amit Klir	56	Vice President of Research and Development

Non-Employee Directors
Eli Yoresh (2)	55	Chairman of the Board of Directors, Class III Director

Ariel Dor (2)	44	Class I Director

Hila Kiron-Revach (1)(2)	53	Class I Director

Yossi Daskal (1)(2)	71	Class III Director

Oz Adler (1)(2)	38	Class II Director

Shahar Hania	53	Class II Director

(1)	Member of the audit and compensation committee.

(2)	Independent director (as defined under Nasdaq Stock Market Listing Rules)

Senior Management

David BenDavid, Chief Executive Officer

Mr. David BenDavid has served as our Chief Executive Officer since April 2025. Previously, Mr. BenDavid served as our Chief Technology Officer from 2018 to 2019. Mr. BenDavid has over 25 years of global experience in driving innovation in artificial intelligence, cloud computing, and other transformative technologies. From 2019 to 2024, he served as CEO and co-founder of Tensorleap, as well as CEO and co-founder of Ogmint. Mr. BenDavid also held senior engineering and sales engineering roles in prominent technology companies in both Israel and the United States. Mr. BenDavid holds a B.Sc. in Mechanical Engineering and a Software Engineering Certification from the Technion – Israel Institute of Technology.

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

Hila Kiron-Revach, Class I Director

Ms. Hila Kiron-Revach has served on our board of directors since January 2024. Ms. Kiron-Revach has served as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Eilat Ashkelon Pipeline Company. From 2015 until 2021, Ms. Kiron-Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron-Revach served as CEO of Hamil 38 - the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron-Revach founded Eliya - AB and served as its chief executive officer until 2010. Ms. Kiron-Revach hold an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

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

Shahar Hania, Class II Director

Mr. Hania has served on our board of directors since April 2025. Previously, Mr. Hania served as our Chief Executive Officer from November 2020 until April 2025, as a member of our board of directors from November 2020 to March 2022, and as our Vice President of Research and Development from April 2016 to March 2021. Mr. Hania is an electro-optics expert with vast experience (since 1994) in the fields of combined electro-optics systems, detection, infrared systems and lasers. Mr. Hania held senior system engineering positions in Bird Aerosystems Ltd. From April 2012 to May 2016, and Elbit Systems Electro-Optics ELOP Ltd. From 2000 to 2012. Mr. Hania holds a B.Sc. in Physics and Electro-optics engineering from the Jerusalem College of Technology, Israel and a M.Sc. in electro-optics engineering from Ben-Gurion University, Israel.

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

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.453 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2025.

	Salary and Related Benefits	Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 11 persons (as of December 31, 2025).	$1,511	$81	$463

As of December 31, 2025, options to purchase 21,470 ordinary shares granted to our directors and executive officers were outstanding under our Option Plan at a weighted average exercise price of $104.97 per share. As of December 31, 2025, an aggregate of 81,966 unvested RSUs granted to our directors and executive officers were outstanding under our Option Plan.

On December 1, 2025, our shareholders approved, following the approval of our board and our audit and compensation committee on April 20, 2025, the employment terms of Mr. David BenDavid as our chief executive officer, which are as follows: (1) Mr. BenDavid shall be employed by us in a full time position of chief executive officer since April 21, 2025; (2) a monthly salary of NIS 65,000; (3) customary pension and severance pay, meals allowance and study fund; (4) reimbursement of business expenses in accordance with our applicable policy as shall be in effect from time to time; (5) 90 days notice period prior to departure from the Company; and (6) eligible for the grant of RSUs and/or options to purchase ordinary shares, subject to the terms of the Option Plan (as defined below). In addition, on December 1, 2025, our shareholders approved, following the approval of our board and our audit and compensation committee, the grant of 27,000 RSUs to Mr. BenDavid, subject to a vesting over a period of 3 years (so that one-third of the RSUs shall vest on June 30, 2026, and the remaining RSUs shall vest in equal portions over the subsequent eight quarters thereafter) and 17,400 options, subject to a vesting over a period of 3 years ( so that one-third of the options shall vest on June 30, 2026, and the remaining options shall vest in equal portions over the subsequent eight quarters thereafter), in each case provided that the grantee is continuing his/her office as CEO on the applicable vesting date. The exercise price of the options is $15.318 per share.

Furthermore, on December 1, 2025, our shareholders approved, following the approval of our board and our audit and compensation committee, the grant of 10,833 RSUs to Mr. Yoresh. The RSUs shall be subject to a quarterly vesting over a period of 3 years (so that by the end of each quarter, 1/12 of the RSUs shall vest) provided that the grantee is engaged by the Company on the applicable vesting date.

Furthermore, on December 1, 2025, our shareholders approved, following the approval of our board and our audit and compensation committee, the grant of 1,833 RSUs to each of our Board members Mr. Oz Adler, Mr. Yossi Daskal, Mr. Ariel Dor and Mrs. Hila Kiron Revah, subject to a quarterly vesting over a period of 3 years (so that by the end of each quarter, 1/12 of the RSUs shall vest) provided that the grantee is continuing his/her office as Board member on the applicable vesting date.

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025.

Executive Officer - Name and Principal Position (1) (2) (in thousands, US dollars)	Salary and Related Benefits		Share Based Compensation	Total
Ofer Naveh, CFO	$295	(3)	$132	$427

Shahar Hania, former CEO	$286	(4)	$60	$346

Amit Klir, VP R&D	$248	(5)	$53	$301

Doron Cohadier, VP of Business Development and Marketing	$219	(6)	$40	$259

Noam Shloper, COO	$205	(7)	$41	$246

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2025.
(3)	Includes a one-time bonus to our Chief Financial Officer in the amount of NIS 72,000 (approximately $21,000)

(4)	On April 24, 2025, Mr. Shahar Hania concluded his service as the Company’s Chief Executive Officer and was appointed as a member of the Board of Directors on the same date. The amount included reflects his compensation as CEO through the end of his role (including a discretionary bonus of NIS 279,000 (approximately $81,000)), and from that date onward, his compensation as a member of the Board of Directors.

(5)	Includes a one-time bonus to our VP R&D in the amount of NIS 37,800 (approximately $11,000)

(6)	Includes a one-time bonus to our VP of Business Development and Marketing in the amount of NIS 15,000 (approximately $4,350)

(7)	Includes a one-time bonus to our Chief Operations Officer in the amount of NIS 30,800 (approximately $9,000)

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

In addition, certain of our directors were granted options to purchase 166 ordinary shares. The options are exercisable at a price per share of US$444.00. These options have vest in three equal tranches over a three-year period, conditioned upon continuous service with the Company and are fully vested. Our directors are included in the Company’s Directors and Officers insurance policy and were issued letters of indemnification and exculpation by the Company.

In addition, certain of our directors were granted 3,500 RSUs, vested over a three-year period conditioned upon continuous service with the Company.

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

Our directors are divided among three classes as follows:

●	the Class I directors, consisting of Mr. Ariel Dor and Ms. Hila Kiron-Revach, will hold office until our annual general meeting of shareholders to be held in 2028;

●	the Class II director, consisting of Mr. Oz Adler and Mr. Shahar Hania, will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors, consisting of Mr. Eli Yoresh and Mr. Yossi Daskal, will hold office until our annual general meeting of shareholders to be held in 2027.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors). The office of a director that is appointed by the board of directors to fill any vacancy shall only serve on the board of directors for the remaining period of time during which the initial director whose service had ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in Article 38 of our amended and restated articles of association, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6.C.-Directors, Senior Management and Employees-Board Practices-External Directors” below.

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

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”);

●	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director (to the extent external director is required under the Companies Law and its regulations).

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interest of the company. Our board has adopted a compensation policy which was approved by our shareholders on March 27, 2022, as amended and approved by our shareholders on September 30, 2024.

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

On September 21, 2025 the Audit and Compensation Committee of our Board of Directors resolved to approve the renewal of the Company’s directors’ and officers’ insurance policy, for a period of 12 months as of October 1, 2025, of a $7.5 million coverage, and an annual premium of $181,700, pursuant to the applicable regulations under Companies Law.

On March 28, 2022, our board of directors approved the purchase of a run-off insurance policy for directors and officers, which will cover past events. The insurance amount is NIS 18 million (approximately US$5.6 million) in aggregate plus reasonable legal defense costs, with Company retention for claims in North America of NIS 90,000 (approximately US$28,125) and Company retention for other claims of NIS 18,000 (approximately US$5,600). The policy is for seven (7) years as of April 4, 2022, and cost NIS 49,140 (approximately US$15,260). The purchase of the run-off director and officer insurance policy was approved by the Company’s shareholders on June 6, 2022.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders (see “Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli Law”).

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

D. Employees.

See “Item 4.B. Business Overview-Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Share Incentive Plan

We maintain one equity incentive plan, or the Option Plan. As of March 25, 2026, the number of ordinary shares reserved for issuance under the Option Plan was 48,630. As of March 25, 2026, 23,297 options to purchase 23,297 ordinary shares were issued and outstanding, of which 5,469 options were vested as of that date, with exercise prices ranging from $15.318 to $1,473.30 per share. As of March 25, 2026, we had also an aggregate of 157,653 unvested RSUs issued and outstanding under the Option Plan. Our board may, at any time during the term of the Option Plan increase the number of shares available for grant under the Option Plan subject to any required approval of our shareholders of such increase if so required under applicable laws and/or our incorporation documents and/or any shareholders agreement, as shall be in effect from time to time.

Our Option Plan was adopted by our board of directors on January 31, 2017, and was last amended on March 28, 2024. Our employees, directors, officers, and services providers, including those who are our controlling shareholders (if any), as well as those of our affiliated companies, are eligible to participate in this Option Plan.

Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this Option Plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Tax Ordinance of 1961 (New Version) (the “Ordinance”). Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee, unless the beneficiary grantee waives the tax benefits under Section 102, as detailed below. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Option Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

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

There was no erroneously awarded compensation that was required to be recovered pursuant to the Rail Vision Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 25, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under RSUs, share options or warrants that are exercisable within 60 days after March 25, 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the RSUs, options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
5% or Greater Shareholders
L.I.A. Pure Capital Ltd. (1)	136,819	6.12%
Directors and senior management:
David BenDavid (2)	-	-%
Ofer Naveh (3)	31,645	1.44%
Noam Shloper (4)	3,844	**	%
Eli Yoresh* (5)	26,525	1.21%
Doron Cohadier (6)	3,750	**	%
Amit Klir (7)	4,658	**	%
Ariel Dor*(8)	1,619	**	%
Yossi Daskal* (9)	1,610	**	%
Hila Kiron Revach*(10)	1,444	**	%
Oz Adler* (11)	1,610	**	%
Shahar Hania* (12)	9,299	**	%

All directors and senior management as a group (11 persons) (13)		3.90%

*	Indicates director of the Company.
**	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Based on information contained in a Schedule 13G filed with the SEC on March 9, 2026, by L.I.A. Pure Capital Ltd. (“Pure Capital”). Consists of (i) 93,796 ordinary shares, (ii) 833 restricted share units that will vest within 60 days of March 9, 2026, and (iii) 42,190 ordinary shares which may be acquired by Pure Capital within 60 days of March 9, 2026 through the exercise of a warrant (the “Warrant”), which includes a blocker provision under which Pure Capital does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by Pure Capital, together with its affiliates, and any other persons acting as a group together with Pure Capital or any of its affiliates, of more than 19.99% of our ordinary shares. The principal business address of L.I.A. Pure Capital Ltd. is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(2)	Does not include 17,400 options and 27,000 RSUs that vest in more than 60 days of March 25, 2026.

(3)	Consists of (i) 28,995 ordinary shares, (ii) 750 ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in January 2028, January 2030 and May 2032 and (iii) 1,900 RSUs vested within 60 days of March 25, 2026. Does not include 11,400 RSUs that vest in more than 60 days of March 25, 2026.

(4)	Consists of (i) 3,098 ordinary shares, (ii) 127 ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in January 2030 and September 2032 and (iii) 619 RSUs vested within 60 days of March 25, 2026. Does not include 3,716 RSUs that vest in more than 60 days of March 25, 2026.

(5)	Consists of (i) 24,856 ordinary shares, (ii) 236 ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of f $444.00 and expiring in January 2028 and May 2032 and (iii) 1,433 RSUs vested within 60 days of March 25, 2026. Does not include 10,406 RSUs that vest in more than 60 days of March 25, 2026.

(6)	Consists of (i) 3,125 ordinary shares, and (ii) 625 RSUs vested within 60 days of March 25, 2026. Does not include 3,750 RSUs that vest in more than 60 days of March 25, 2026.

(7)	Consists of (i) 3,708 ordinary shares, (ii) 208 ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in September 2032 and (iii) 742 RSUs vested within 60 days of March 25, 2026. Does not include 8,158 RSUs that vest in more than 60 days of March 25, 2026.

(8)	Consists of (i) 1,152 ordinary shares, (ii) 175 ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $1,473.30 and expiring in January 2028 and (iii) 292 RSUs vested within 60 days of March 25, 2026. Does not include 2,056 RSUs that vest in more than 60 days of March 25, 2026.

(9)	Consists of (i) 1,152 ordinary shares, (ii) 166 options ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in May 2032 and (iii) 292 RSUs vested within 60 days of March 25, 2026. Does not include 2,056 RSUs that vest in more than 60 days of March 25, 2026.

(10)	Consists of (i) 1,152 ordinary shares, and (ii) 292 RSUs vested within 60 days of March 25, 2026. Does not include 2,056 RSUs that vest in more than 60 days of March 25, 2026.

(11)	Consists of (i) 1,152 ordinary shares, (ii) 166 ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in May 2032 and (iii) 292 RSUs vested within 60 days of March 25, 2026. Does not include 2,056 RSUs that vest in more than 60 days of March 25, 2026.

(12)	Consists of (i) 6,361 ordinary shares, (ii) 2,005 options ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in January 2028, October 2030, May 2032 and October 2033 and (iii) 933 RSUs vested within 60 days of March 25, 2026. Does not include (i) 237 options ordinary shares issuable upon the exercise of currently exercisable or exercisable within 60 days of March 25, 2026 at an exercise price of $444.00 and expiring in October 2033, that vest in more than 60 days of March 25, 2026 and (ii) 5,600 RSUs that vest in more than 60 days of March 25, 2026.

(13)	See footnotes (2)-(12) for certain information regarding beneficial ownership.

Changes in Ownership of Major Shareholders

As reported on their Schedule 13D, as of June 21, 2023, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH reported beneficial ownership of 48.1% of our ordinary shares. According to our records, Knorr-Bremse’s current beneficial ownership is less than 5% of our ordinary shares. In addition, according to our records, Foresight Autonomous Holdings Ltd. held a beneficial ownership of 11.1% of our ordinary shares on December 31, 2023 and, to our knowledge, currently holds less than 5% of our ordinary shares. To our knowledge, other than as disclosed in the table above, other filings with the SEC and this Annual Report, during the last three years, there were no significant changes in the percentage ownership of our major shareholders. Our major shareholders do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

As of March 25, 2026, there were 50 holders of record of our ordinary shares, out of which no holders of record had a registered address in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 91.975% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2025.

Convertible Loan Facility with Quantum Transportation

In connection with the closing of our acquisition of Quantum Transportation, on January 14, 2026, we entered into a loan agreement pursuant to which we extended to Quantum Transportation a convertible loan facility of up to $700,000, bearing 8% annual interest, to support its operations and development roadmap.

The principal amount of the loan may be drawn down, in whole or in part, from time to time by Quantum Transportation in accordance with the terms of the loan agreement.

The principal amount plus interest accrued thereon (the “Loan Amount”) shall be repaid in one payment on the 24-month anniversary of the date of the loan agreement (the “Initial Term”), unless extended upon the mutual agreement of the parties (the “Extended Term”). The Loan Amount will bear interest at the rate of 8% per annum from the date Quantum Transportation actually receives any portion thereof from us during the Initial Term, which will be increased to 12% per annum during the Extended Term, in each case until repayment or conversion of the Loan Amount.

During the Initial Term or Extended Term, if applicable, we have the right, in our sole discretion, to convert the Loan Amount into the then most senior class of shares of Quantum Transportation at a conversion price equal to the lower of (i) the exchange valuation of Quantum Transportation pursuant to the exchange mechanism set out under the exchange agreement pursuant to which we acquired Quantum Transportation or (ii) the price per share in a future equity investment in Quantum Transportation, subject to certain conditions, in an amount exceeding US $700,000.

The Loan Agreement contains customary representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

As of March 25, 2026, we have advanced $100,000 under this convertible loan facility to Quantum Transportation.

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

Options and Restricted Share Units

Since our inception, we have granted options to purchase our ordinary shares and RSUs to certain of our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our Option Plan under “Item 6.E.-Directors, Senior Management and Employees-Share Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for one month following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

Certain Relationships

From time to time, we do business with other companies affiliated with our principal shareholders, as described above. We believe that all such arrangements have been entered into in the ordinary course of business.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview-Legal Proceedings.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “RVSN,” and “RVSNW,” respectively. Our ordinary shares are also listed on the Frankfurt Stock Exchange under the symbol “C80”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market and the Frankfurt Stock Exchange.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, as from 2018 is 23% However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less.

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

The Industry Encouragement Law defines an “Industrial Company” as a company incorporated in, and resident of Israel, at least 90% of the income of which, in a given tax year, exclusive of income from specified government loans, capital gains, interest and dividends which are not classified for such company as business income, is derived from an industrial enterprise owned by it. In certain cases, the relevant industrial enterprise must be located in Israel or in the “Area” in accordance with the definition under section 3A of the Ordinance. In general, an “Industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period and certain other intangible property rights (other than goodwill), commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	A straight-line deduction of expenses related to a public offering over a three-year period commencing in the year of offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There is no assurance that we qualify as an Industrial Company or that the benefits described above will be available in the future.

From time to time, we may apply to the IIA for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year they were incurred, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

The Encouragement of Research, Development and Technological Innovation in the Industry Law-1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law-1984, or the Innovation Law, and its related regulations, research and development programs which meet specified criteria and are approved by the Israeli Innovation Authority, or the IIA, are eligible for grants at varying rates, which may reach up to of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part, pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire grant is repaid, together with an annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

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

Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to specific restrictions in the Innovation Law. Transfer of such funded know-how to an Israeli entity is subject to the IIA approval and to an undertaking of the recipient Israeli entity to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance. Expenditures related to scientific research and development that were not approved are deductible in equal amounts over three years.

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

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (the “2017 Amendment”).

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development zone “A”, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in development zone “A”.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, or a reduced tax rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

In general, the benefits under the 2017 Amendment are available only to a “Preferred Company” that meets the “Preferred Enterprise” conditions under the Investment Law and additional eligibility requirements. Such additional eligibility requirements generally include, among others: (i) meeting minimum R&D intensity thresholds (based on the company’s average R&D expenditures over a specified preceding period, calculated as a percentage of revenues, or alternatively meeting a minimum annual R&D expenditure amount); and (ii) satisfying one of several further conditions relating to, among other things, the proportion (or number) of employees whose compensation is recorded as R&D expenses, qualifying venture capital investment, or specified growth metrics in sales and/or workforce over a specified preceding period (in each case, subject to additional conditions and minimum thresholds).

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

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. Application of a reduced withholding tax rate under an applicable tax treaty may be subject to compliance with certain administrative procedures (including the receipt, where applicable, of a valid certificate from the Israel Tax Authority). In addition, under certain circumstances and subject to additional conditions, dividends distributed to certain foreign corporate shareholders may be subject to a reduced withholding tax rate of 4%. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities.

Taxation of our Shareholders

Capital Gains

Israeli capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or the foreign exchange rate differences in certain cases, between the date of purchase and the date of sale. The Real Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus generated from December 31, 1993, is not subject to tax in Israel.

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

Israeli resident individuals who deal in securities and for whom the income from the sale of securities is classified as “business income” under Section 2(1) of the Ordinance may be subject to tax at the marginal tax rates applicable to business income (up to 47%,in 2025).

Certain Israeli institutions who are exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares. With respect to corporate investors, capital gain tax equal to the corporate tax rate (23% in 2025) will be imposed on the sale of our traded shares, unless contrary provisions in a relevant tax treaty applies.

The tax treatment described above may be subject to different rules under an applicable tax treaty.

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

Dividends

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12 month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise. In addition, under certain circumstances and subject to additional conditions, dividends distributed from Preferred Technological Income to certain foreign corporate shareholders that hold (solely or together with other foreign companies) 90% or more of the Israeli company may be subject to a reduced withholding tax rate of 4%. Please note that any such reduced withholding tax rate may apply only with respect to profits generated after the Preferred Technological Enterprise was acquired by a foreign company.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends are distributed from income attributed to a Preferred Enterprise, or a Preferred Technological Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentence) are met. If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires compliance with certain administrative procedures, including (where applicable) the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, and to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

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

Taxation of Israeli shareholders on receipt of dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a “nominee company”, as such term is used in the Securities Law, whether the recipient is a substantial shareholder or not, 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (if the first year the company requested to have the tax benefits apply was 2013 or before) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

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

Excess Tax (Surtax)

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 in 2025, which amount is linked to the annual change in the Israeli consumer price index (according to the latest legislative acts, such linkage will be freeze for the years 2025-2027).

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

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the U.S.-Israel Income Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the United States-Israel Income Tax Treaty. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

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

Based on our market capitalization and the composition of our income, assets and operations, there can be no assurance that we were not a PFIC for the year ended December 31, 2025, and although we have not determined whether we will be a PFIC for United States federal income tax purposes for the year ending December 31, 2026, or in any subsequent year, there can be no assurance that our market capitalization and the composition of our income, assets and operations for any such years will not cause us to be a PFIC. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not made a mark-to-market election (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Additionally, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to an investment by us in a lower-tier PFIC.

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

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of “marketable stock” (as defined below) can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Information Reporting and Backup Withholding

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

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with these reporting requirements. Each U.S. Holder is urged to consult with its own tax advisor regarding these reporting obligations.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. We cannot predict any future trends in the rate of appreciation or devaluation (if any) of the shekel against the dollar. For example, the NIS appreciated significantly relative to the dollar, on average, by 12.5% in 2025, after having depreciated by 0.4% in 2024 and by 3.1% in 2023, thereby increasing, in 2025, the U.S. dollar cost of our NIS-denominated expenses. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2025 by approximately 4.76% and 9.09%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business and may impact our results of operations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. However, we believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements for more than twelve months following the date of this Annual Report on Form 20-F.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

In October 2024, we entered into the SEPA with Yorkville, as amended in February 2025, pursuant to which we have the right to sell to Yorkville up to $30.0 million in ordinary shares subject to certain limitations, from time to time during the 36-month period following the date of execution of the SEPA. In April 2025, we entered into the ATM Facility with A.G.P., which we upsized in December 2025, pursuant to which we may offer and sell, from time to time through A.G.P. our ordinary shares, having an aggregate offering price of up to approximately $13.7 million, from time to time through A.G.P (concurrently with the entry into the ATM we reduced the maximum aggregate offering price registered under the SEPA to zero). The purchase price for the ordinary shares that we may sell to Yorkville or in the ATM Facility will fluctuate based on the price of our ordinary shares. Depending on market liquidity at the time, sales of such ordinary shares may cause the trading price of our ordinary shares to fall. The sale of a substantial number of shares of our ordinary shares, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Deloitte, has served as our principal independent registered public accounting firm for the year ended December 31, 2025, and 2024.

	Year Ended December 31,
	2025	2024
(USD in thousands)
Audit fees (1)	$158	$125
Audit-related fees	$-	$-
Tax fees	$-	$-
All other fees	$-	$-
Total	$158	$125

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements, consents and a comfort letters.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding issued and outstanding share capital, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. As permitted under Israeli law and pursuant to Israeli practice, the nominations for members of the board of directors will be generally made by the board of directors or a duly authorized committee thereof and not by a nominating committee of the board of directors consisting solely of independent directors or a majority of the independent directors in a vote in which only independent directors participate, as required under the Nasdaq rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association does not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules.

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

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors-Risks Related to Our Business and Industry- Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.”

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of the Company, as currently in effect (included as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on September 30, 2024 and incorporated herein by reference).

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.

2.2	Form of Warrant (included as Exhibit 4.3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission March 24, 2022, as amended, and incorporated herein by reference).

4.1	Form of Underwriter’s Warrant (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.3	Form of Indemnification Agreement (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 24, 2022, and incorporated herein by reference).

4.4	Rail Vision Ltd. Amended Share Option Plan, amended as of March 28, 2024 (filed as Exhibit 4.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024 and incorporated herein by reference).

4.5	Compensation Policy (filed as Exhibit 4.5 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2025 and incorporated herein by reference).

4.6	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.7	Form of Knorr-Bremse Securities Purchase Agreement (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.8	Form of Common Warrant (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 15, 2023 and incorporated herein by reference).

4.9	Form of Registration Rights Agreement (filed as Exhibit 10.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.10	Placement Agent Agreement dated May 10, 2023 (filed as Exhibit 10.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on May 11, 2023 and incorporated herein by reference).

4.11	Form of Securities Purchase Agreement (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.12	Form of Registration Rights Agreement (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.13	Form of Pre-Funded Warrant (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.14	Form of Common Warrant (filed as Exhibit 99.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2024 and incorporated herein by reference).

4.15	Facility Agreement, dated January 9, 2024, between L.I.A. Pure Capital Ltd. and Rail Vision Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2024 and incorporated herein by reference).

4.16	Form of Warrant (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 9, 2024 and incorporated herein by reference).

4.17	Form of Standby Equity Purchase Agreement dated October 7, 2024, by and between Rail Vision Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 7, 2024 and incorporated herein by reference)

4.18	Form of Amendment to Standby Equity Purchase Agreement dated February 26, 2025, by and between Rail Vision Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 26, 2025 and incorporated herein by reference).

4.19	Form of Promissory Note (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 7, 2024 and incorporated herein by reference).

4.20	Form of Sales Agreement dated April 24, 2025, by and between Rail Vision Ltd. A.G.P./Alliance Global Partners (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on April 24, 2025 and incorporated herein by reference).

4.21^	Securities Exchange Agreement, by and between Rail Vision Ltd., Quantum Transportation Ltd. and certain shareholders of Quantum Transportation Ltd., dated November 30, 2025 (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 1, 2025 and incorporated herein by reference).

4.22^	Form of Convertible Loan Agreement, by and between Rail Vision Ltd. and Quantum Transportation Ltd. (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 1, 2025 and incorporated herein by reference).

11.1	Insider Trading Policy, filed as Exhibit 11.1 to our Report on Form 20-F furnished to the Securities and Exchange Commission on March 31, 2025 and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network.

21.1*	List of Subsidiaries

97.1	Executive Officer Clawback Policy (filed as Exhibit 97.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2024 and incorporated herein by reference)

101	The following financial information from Rail Vision Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.

*	Filed herewith.
^	Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish a copy of all omitted schedules and exhibits to the Securities and Exchange Commission upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

RAIL VISION LTD.

Date: March 31, 2026	By:	/s/ David BenDavid
David BenDavid
Chief Executive Officer

Rail Vision Ltd.

Financial Statements

As of December 31, 2025

Rail Vision Ltd.

Financial Statements

As of December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RAIL VISION LTD.

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2025 and 2024 and the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

March 31, 2026

We have served as the Company’s auditor since 2016.

Rail Vision Ltd.

Balance Sheets

(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2025	2024

ASSETS

Current assets
Cash and cash equivalents		$19,957	$17,238
Restricted cash		272	230
Accounts receivable		215	495
Inventories	3	1,207	1,304
Other current assets	4	342	436
Total current assets		21,993	19,703

Operating lease - right of use asset	17	254	582
Fixed assets, net	5	296	312
		550	894
TOTAL ASSETS		22,543	20,597

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		219	107
Current operating lease liability	15	248	305
Other accounts payable	6	1,742	2,266
Total current liabilities		2,209	2,678

Non-current operating lease liability	15	—	217
TOTAL LIABILITIES		2,209	2,895

Shareholders’ equity
Ordinary shares, no par value (*); Authorized: 100,000,000 shares as of December 31, 2025, and 2024; Issued and outstanding: 2,014,263 and 1,264,757 shares as of December 31, 2025, and 2024	7	—	—
Additional paid in capital	7	128,104	114,372
Accumulated deficit		(107,770)	(96,670)
Total shareholders’ equity		20,334	17,702
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		22,543	20,597

(*)	Retroactively adjusted to reflect a reverse share split of the Company’s ordinary shares effected on February 4, 2026 (see Note 1B).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2025	2024	2023

Revenues	8, 9	$1,487	$1,300	$142
Cost of revenues		(935)	(850)	(61)

Gross profit (loss)		552	450	81

Research and development expenses	10	(6,864)	(5,279)	(7,145)

General and administrative expenses	11	(5,423)	(4,175)	(4,339)

Operating loss		(11,735)	(9,004)	(11,403)

Financial (expenses) income:
Revaluation of derivatives, warrants liabilities and others		(380)	(20,181)	—
Other financing income (expenses), net	12	1,015	(1,523)	255

Net loss		(11,100)	(30,708)	(11,148)

Basic and diluted loss per ordinary share (*)		$(6.15)	$(55.41)	$(129.26)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share (*)		1,805,364	554,185	86,243

(*)	Retroactively adjusted to reflect a reverse share split of the Company’s ordinary shares effected on February 4, 2026 (see Note 1B).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares				Total
	Number of shares (*)	USD	Additional paid in capital	Accumulated Deficit	shareholders’ equity (deficit)
BALANCE AS OF JANUARY 1, 2023	66,196	46	63,033	(54,814)	8,265

CHANGES DURING 2023:
Issuance of shares as a result of exercise of warrants	814	1	(1)	—	—
Issuance of units of ordinary shares and warrants, net of issuance costs (**)	32,894	21	5,376	—	5,397
Share-based payment	—	—	273		273
Net loss	—	—	—	(11,148)	(11,148)
BALANCE AS OF DECEMBER 31, 2023	99,904	68	68,681	(65,962)	2,787

CHANGES DURING 2024:
Cancelation of the par value of ordinary shares (See Note 7A(2))	—	(68)	68	—	—
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (***)	118,473	—	1,404	—	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	558,616	—	25,561	—	25,561
Classification of warrant liabilities to equity warrants (See Note 7B(4))	—	—	6,143	—	6,143
Issuance of SEPA Commitment Shares (See Note 7B(6))	9,623	—	152	—	152
Issuance of ordinary shares in relation to the SEPA (See Note 7B(6))	470,553		12,117		12,117
Restricted Share Units vesting	7,588	—	173	—	173
Share-based payment	—	—	73	—	73
Net loss	—	—	—	(30,708)	(30,708)
BALANCE AS OF DECEMBER 31, 2024	1,264,757	—	114,372	(96,670)	17,702

(*)	Retroactively adjusted to reflect a reverse share split of the Company’s ordinary shares effected on February 4, 2026 (see Note 1B).
(**)	Issuance costs in the amount of approximately $603 (See Note 7B(3) below).
(***)	Issuance costs in the amount of approximately $39 (See Note 7B(5) below).
(****)	Issuance costs in the amount of approximately $252 (See Note 7B(6) below).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Changes in Shareholders’ Equity (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares				Total
	Number of shares (*)	USD	Additional paid in capital	Accumulated Deficit	shareholders’ equity (deficit)
BALANCE AS OF JANUARY 1, 2025	1,264,757	—	114,372	(96,670)	17,702

CHANGES DURING 2025:
Exercise of warrants to ordinary shares, net of issuance costs (**)	198,333	—	2,307	—	2,307
Issuance of ordinary shares in relation to the SEPA (See Note 7B(6))	269,810	—	7,917	—	7,917
Issuance of ordinary shares in relation to the ATM, net of issuance costs (***)	175,574	—	2,048	—	2,048
Restricted Share Units vesting	72,455	—	1,011	—	1,011
Share-based payment	33,334	—	449	—	449
Net loss	—	—	—	(11,100)	(11,100)
BALANCE AS OF DECEMBER 31, 2025	2,014,263	—	128,104	(107,770)	20,334

(*)	Retroactively adjusted to reflect a reverse share split of the Company’s ordinary shares effected on February 4, 2026 (see Note 1B).
(**)	Issuance costs in the amount of approximately $121 (See Note 7B(4)).
(***)	Issuance costs in the amount of approximately $136 (See Note 7B(7)).

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities
Loss for the year	$(11,100)	$(30,708)	$(11,148)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	132	148	171
Share-based payment	1,460	398	273
Exchange rate changes on cash and cash equivalents	(219)	27	(70)
Revaluation of derivatives and warrants liabilities	380	20,181	—
Amortization of a discount related to a convertible loan credit facility	—	1,229	—

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivable	280	(495)	115
Decrease (increase) in other current assets	104	(100)	(111)
Increase in inventory	97	(327)	(977)
Change in operating lease liability, net.	54	20	(8)
Increase (decrease) in trade accounts payable	112	(78)	129
Increase (decrease) in other accounts payable	(422)	23	1,108

Net cash used in operating activities	(9,122)	(9,682)	(10,518)

Cash flows from investing activities
Purchase of fixed assets	(125)	(30)	(152)

Net cash used in investing activities	(125)	(30)	(152)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	—	1,500	—
Payments on convertible loan credit facility	—	(1,000)	—
Proceeds from exercise of warrants, net of issuance expenses	2,204	9,687	—
Issuance of ordinary shares and warrants, net of issuance costs	9,585	13,731	5,397

Net cash provided by financing activities	11,789	23,918	5,397

Effect of exchange rate changes on cash and cash equivalents	219	(27)	70

Increase (decrease) in cash, cash equivalents and restricted cash	2,761	14,179	(5,203)
Cash, cash equivalents and restricted cash at the beginning of the period	17,468	3,289	8,492

Cash, cash equivalents and restricted cash at the end of the period	20,229	17,468	3,289

Non-Cash Activities:	Year ended December 31,
	2025	2024	2023

Conversion of a convertible loan credit facility to ordinary shares	—	500	—
Issuance expenses recorded in other accounts payables	—	103	—

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

Notes to Financial Statements

(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Reporting Entity:

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is an early commercialization stage technology company focused on transforming railway safety through advanced AI-integrated sensing systems. The Company develop and commercialize proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, the Company’s technology enhances safety, improves operational efficiency and supports continuity across deployments.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively (see Note 7B(2) below).

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

As described in notes 7B (4),(6) and (7), during the year ended December 31, 2025 and subsequent to the balance sheet date, the Company raised a total amount (gross) of approximately $13 million from issuance of shares and exercise of warrants, and according to the current monthly burn rate, the management anticipates that its cash and cash equivalents as of the issuance date of the financial statements and the future expected cash flow from sales will be sufficient for more than 12 months of operations.

B.	Reverse Split:

On February 4, 2026, the Company effected a one-for-thirty (1-for-30) reverse stock split of its outstanding ordinary shares (the “Reverse Split”). As a result of the Reverse Split, every thirty (30) ordinary shares, no par value per share, were consolidated into one (1) new ordinary share, no par value per share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants, were adjusted as a result of the Reverse Split, as required by the terms of those securities. The Reverse Split did not change the number of shares authorized for issuance. See also note 7A(2) below

All share amounts and share prices, as well as exercise prices and the number of shares underlying options and warrants, have been adjusted retroactively within these financial statements to reflect the Reverse Split.

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

The Company’s warrants liability was classified within Level 3 of the fair value hierarchy because of the volatility input incorporated in the Company’s Black-Scholes model at inception and on subsequent valuation dates involves unobservable inputs. The warrant liability was classified to equity on June 29, 2024. As of December 31, 2025 and 2024, no liabilities were classified within level 3 of the fair value hierarchy.

Derivatives and warrants liabilities

The Company evaluated the derivatives and warrants in accordance with ASC 815 “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815”) to determine whether warrants should be classified as liabilities or shareholders’ equity. In case that a provision in the warrant agreement related to certain tender or exchange offers precludes the warrants from being accounted for as components of equity, the Company will be classified as liability. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are recorded as derivative liabilities on the balance sheet and measured at fair value at inception and at each reporting date thereafter in accordance with ASC 820 “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the condensed statements of comprehensive loss in the period of change.

Under ASC 815-40, contracts that are not indexed to the Company’s own equity are classified as liabilities recorded at fair value, As such, the Company classifies the SEPA Agreement entered into (see Note 7B(6)) as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own equity.

F.	Inventories:

Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method (FIFO) of inventory accounting. The Company capitalizes, material, labor, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer. The valuation of the inventories requires to make estimates regarding excess or obsolete inventories, including making estimates of the future demand for products to be sold. Although the Company makes every effort to ensure the accuracy of forecasts of future product demand, any significant unanticipated changes in demand, price, or technological developments could have a significant impact on the value of the inventory and reported operating results. Charges for excess and obsolete inventories are included within cost of revenue.

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

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. The adoption of this ASU did not have a material impact on the Company’s financial statements (see also Note 13)

Q.	Accounting pronouncements not yet effective

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

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Raw materials	$314	225	$
Work in process	105	519
Finished goods	788	560
	$1,207	$1,304

NOTE 4 - OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Government institutions	$22	$26
Deposits at the Chamber of Commerce	48	26
Deferred cost of revenues	46	129
Prepaid expenses	196	233
Other	30	22
	$342	$436

NOTE 5 - FIXED ASSETS, NET

Fixed assets, net consist of the following as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Cost:

Computers and software	$847	$734
Laboratory equipment	408	408
Furniture and office equipment	171	169
Leasehold improvement	150	149
	1,576	1,460
Accumulated depreciation:

Computers and software	$817	$751
Laboratory equipment	321	275
Furniture and office equipment	39	34
Leasehold improvement	103	88
	1,280	1,148

Carrying amount	$296	$312

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $132, $148 and $171, respectively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - OTHER ACCOUNTS PAYABLE

Other accounts payable consist of the following as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Employees and related expenses	$970	$800
Accrued expenses	148	420
Provision for warranty	86	50
Deferred revenues (*)	538	996
	$1,742	$2,266

(*)	See also note 8.

NOTE 7 - SHAREHOLDERS’ EQUITY

A.	The rights of ordinary shares are as follows:

(1)	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

(2)	On February 21, 2024, the Company convened an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the cancelation of the par value of the Company’s registered and issued ordinary shares; (ii) an increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and (iii) to amend the Company’s Amended and Restated Articles of Association accordingly.

B.	Issuance of ordinary shares and warrants:

(1)	Immediately prior to the completion of the Company’s initial public offering (“IPO”) in April 2022, an automatic conversion according to a Simple Agreement for Future Equity (“SAFE”) resulted in the issuance of 1,009 warrants to purchase ordinary shares to the SAFE investors. The warrants are exercisable at an exercise price of $991.20 per ordinary share, became exercisable upon issuance, and will expire five years from their issuance date (April 2027). These warrants are classified as equity instruments in accordance with ASC 815-40.

(2)	On April 4, 2022, the Company completed its IPO. As part of the securities issued pursuant to the IPO the Company issued warrants exercisable into an aggregate of 18,147 ordinary shares. These warrants are exercisable at an exercise price of $991.20 per ordinary share, became exercisable upon issuance, and will expire five years from the IPO date (April 2027). These warrants are classified as equity instruments in accordance with ASC 815-40.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(3)	In May 2023, the Company executed a series of transactions raising aggregate gross proceeds of $6,000 (approximately $5,397after deducting issuance costs), as follows:

On May 11, 2023 the Company completed the closing of definitive agreements with investors (i) in a registered direct offering, for the purchase and sale of 16,447 ordinary shares and (ii) in a concurrent private placement to the same investors, for the issuance of 16,447 warrants, each to purchase one ordinary share at an exercise price of $201.6 per share. The private placement warrants were exercisable upon issuance and have a 5-year term from the initial exercise date. These warrants are being accounted for as equity instruments in accordance with the guidance contained in ASC 815-40. The aggregate gross proceeds to the Company of the registered direct offering and concurrent private placement were approximately $3,000.

In a concurrent private placement, the Company issued an aggregate of 16,447 ordinary shares and 16,447 five-year warrants exercisable at $201.6 per share to an additional investor. This transaction was subject to approval by the Company’s shareholders, and the shareholders approved the transaction on June 18, 2023. The aggregate gross proceeds from this placement were approximately $3,000.

In January 2024, the investors from the private placement from May 2023 exercised 16,447 warrants to purchase ordinary shares on a cashless basis. As a result of the cashless exercises, the Company issued 6,033 ordinary shares to such investors.

(4)	Credit Facility and Facility Warrants

On January 9, 2024, the Company entered into a credit facility agreement with a global investment firm (the “Lender”) for up to $6,000, with an additional amount of up to $3,000 subject to certain conditions (the “Credit Facility”). The Credit Facility bore interest at 8% per annum. An initial drawdown of $1,500 was made upon execution.

The Credit Facility was terminated on March 1, 2024, upon the Company’s completion of equity financing transactions exceeding $5,000 in aggregate in connection with the January 2024 PIPE (see Note 7B(5)), resulting in the termination of the Lender’s remaining funding obligations, according to the Credit Facility agreement.

Until the completion of an equity financing transactions in an aggregate amount of at least $5,000, the Company had the right to convert up to $1,500 of the outstanding loan balance, including accrued interest, into ordinary shares in connection with a financing transaction. In connection with the January 2024 PIPE, $500 of the outstanding loan was converted into equity (see Note 7B(5)).

As part of the Credit Facility, the Company issued warrants to purchase ordinary shares (the “Facility Warrants”). The Facility Warrants were initially exercisable for 80,645 ordinary shares at an exercise price of $93.00 per share and have a contractual term of five years.

The Facility Warrants were classified on the issuance date to warrant liabilities, as they were not considered indexed to the Company’s own equity. The fair value of the Facility Warrants at issuance date was $1,229, which was recorded as a discount to the Credit Facility and fully amortized upon termination of the Credit Facility (as detailed above). Accordingly, the Company recognized $1,229 in “Other financing income (expenses), net”, for the year ended December 31, 2024.

Following the expiration of certain adjustment provisions on June 29, 2024, the Company reassessed the Facility Warrants’ current terms and concluded that they were no longer classified as a liability and that they are considered indexed to the Company’s own equity. As a result, the Company classified its warrant liabilities to additional paid in capital in the amount of $6,143.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(4)	Credit Facility and Facility Warrants (Cont.):

The January 2024 PIPE triggered anti-dilution adjustments to the Facility Warrants, resulting in an exercise price of $12.24 per share and an increase in the number of ordinary shares issuable upon exercise to 612,745 shares.

During the year ended December 31, 2024, 374,000 Facility Warrants have been exercised resulting in gross proceeds of approximately $4,578 to the Company.

During the year ended December 31, 2025, additional 198,333 Facility Warrants have been exercised resulting in additional gross proceeds of approximately $2,428 to the Company.

As of December 31, 2025, 40,411 Facility Warrants remained outstanding at an exercise price of $12.24. Subsequent to the balance sheet date, as a result of additional adjustments triggered by ordinary shares issued under the Company’s at-the-market (ATM) offering program (see Note 7B(7)), the number of the remaining Facility Warrants was adjusted to 42,190 and the exercise price was adjusted to $11.724 per ordinary share.

(5)	January 2024 private placement (“PIPE”)

On January 18, 2024, the Company entered into a binding term sheet with a global investment firm, acting as lead investor (the “Lead Investor”), for a private placement of units (the “January 2024 PIPE”).

The January 2024 PIPE closed on January 31, 2024, and the Company raised aggregate consideration of $3,500, consisting of (i) $3,000 in gross cash proceeds from investors ($2,961 net of issuance costs) and (ii) the conversion of $500 of outstanding loan under the Credit Facility.

Pursuant to the definitive documentation, the Company issued an aggregate of 118,473 units (the “Units”), including units issued to investors for cash and units issued to the lender upon conversion of the Credit Facility. Each Unit consisted of (i) one ordinary share and/or a pre-funded warrant to purchase one ordinary share and (ii) one and a half common warrants to purchase ordinary shares. The purchase price per Unit was $29.5425, as fixed in the binding term sheet.

The pre-funded warrants were immediately exercisable at an exercise price of $0.0001 per ordinary share and do not expire until exercised in full. The common warrants, a total of 177,710, were exercisable upon issuance at an exercise price of $29.5425 per share and had a contractual term of 5.5 years, in each case subject to customary adjustments and anti-dilution protection.

The common warrants issued in the January 2024 PIPE, including those issued in connection with the conversion of the Credit Facility, were classified as warrant liabilities upon issuance, as they were not considered indexed to the Company’s own equity.

During February 2024, all pre-funded warrants and common warrants issued in the January 2024 PIPE were exercised in full, resulting in aggregate gross proceeds of approximately $5,250 ($5,063 net of issuance costs).

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(6)	Standby Equity Purchase Agreement (“SEPA”)

On October 7, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the SEPA the Company has the right, but not the obligation, to sell to Yorkville from time to time, (each such occurrence, an “Advance”), up to $20.0 million (the “Commitment Amount”), of its ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in SEPA. At the Company’s option, the ordinary shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily volume-weighted average prices (“VWAPs”) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, deliver a notice to Yorkville that it is committing Yorkville to purchase such ordinary shares, (the “Advance Shares”). The Company may also specify a certain minimum acceptable price (“MAP”) per share for each Advance.

As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company issued 9,623 ordinary shares, (the “Commitment Shares”), to Yorkville and paid structuring fee to an affiliate of Yorkville. The Commitment Shares and the structuring fee were recorded as expenses in “Other financing income (expenses), net”, in the amounts of $152 and $10, respectively.

Pursuant to the SEPA, Yorkville is not obligated to purchase any ordinary shares if such purchases would result in Yorkville and its affiliates beneficially owning more than 4.99% of the Company’s outstanding ordinary shares or voting power

On February 26, 2025, the Company entered into an amendment to the SEPA pursuant to which the commitment amount was increased to $30.0 million, while all other terms of the SEPA remained unchanged.

The Company evaluated the right to require Yorkville to purchase ordinary shares in the future (“put right”) embedded in the SEPA in accordance with ASC 815-40, “Derivatives and Hedging - Contracts on an Entity’s Own Equity”, and concluded that it represents an equity-linked contract that does not qualify for equity classification and therefore meets the definition of a derivative liability. Accordingly, the put right is measured at fair value at each reporting date, with changes in fair value recognized in the statements of comprehensive loss. The put right is classified as a Level 2 instrument within the fair value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that its fair value was immaterial as of December 31, 2025, and December 31, 2024.

During the year ended December 31, 2024, the Company issued an aggregate of 470,553 ordinary shares to Yorkville as Advance Shares (not including the Commitment Shares) for aggregate gross proceeds of approximately $10,771. An amount of $1,346 was recorded as expenses in “Revaluation of derivatives and warrants liabilities” regarding this issuance of ordinary shares.

During the year ended December 31, 2025, the Company issued an aggregate of 269,810 additional ordinary shares to Yorkville, resulting in additional aggregate gross proceeds of approximately $7,537 to the Company.

An amount of $380 and $1,346 was recorded as expenses in “Revaluation of derivatives, warrant liabilities and other” regarding these issuances of ordinary shares, for the years ended December 31, 2025, and December 31, 2024, respectively.

On April 24, 2025, concurrently with the entry into the ATM Sales Agreement (see Note 7B(7) below), the Company reduced the maximum aggregate offering price registered under the SEPA to zero.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of Ordinary shares and warrants (Cont.):

(7)	At-the-Market Offering

On April 24, 2025, the Company entered into a Sales Agreement (the “ATM Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”), pursuant to which the Company may offer and sell, from time to time through A.G.P., ordinary shares in an at-the-market (“ATM”) offering for aggregate gross proceeds of up to $11.3 million. The ATM offering is conducted under the Company’s shelf registration statement on Form F-3, which was declared effective by the SEC on April 23, 2024. A.G.P. acts as sales agent and is entitled to a 3.0% commission on gross proceeds from any sales.

During the year ended December 31, 2025, the Company sold an aggregate of 175,574 ordinary shares under the ATM Sales Agreement, for total gross proceeds of approximately $2,195.

On December 5, 2025, the Company increased the aggregate offering price of the ATM to up to approximately $13.7 million. The updated maximum amount does not include approximately $2.19 million of ordinary shares sold under the ATM Sales Agreement prior to that date.

Subsequent to December 31, 2025, the Company issued an additional 78,500 ordinary shares, resulting in gross proceeds of approximately $894 thousand.

C.	Issuance of shares to service providers:

On August 25, 2025, the Company entered into agreements with two independent service providers for the provision of investor relations and business development services. Each agreement covers a service period of 18 months. As consideration for these services, the Company granted 16,667 fully vested ordinary shares to each service provider.

In accordance with ASC 718, “Compensation - Stock Compensation”, the fair value of equity instruments issued to service providers is measured on the grant date and recognized as an expense over the period in which the related services are rendered. However, because the shares granted were fully vested upon issuance and the Company retains no contractual right to cancel or reclaim any portion of the shares, the Company concluded that no future service conditions exist. As a result, the entire expense associated with these share issuances was recognized immediately on the grant date.

The fair value of the shares was determined based on the Company’s share price on the grant date, $11.46 per share, resulting in an expense of $191 for each service provider ($382 in total) recorded for the year ended December 31, 2025, within general and administrative expenses.

D.	Equity Incentive Plan:

In January 2017, the Company’s board of directors (the “Board”) authorized an incentive share option plan which was last amended on March 28, 2024 (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options and restricted share units (RSUs) to employees and service providers of the Company.

As of December 31, 2025, and consistent with the Company’s most recent Form S-8 registration, the cumulative number of ordinary shares authorized and registered for issuance under the 2017 Plan totals 309,625 ordinary shares.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees and service providers

The Company granted options to employees and directors through December 31, 2025. The fair value of options granted during 2025, 2023 and 2022 was estimated using the Black-Scholes option pricing model. The model was based on the following assumptions: share price of $9.0 – $25.5, expected volatility of 68%, risk-free interest rates of 2.83% – 3.66%, dividend yield of 0%, and expected life of the options of up to 10 years.

(1)	The following table summarizes the option activity for options to employees, officers and directors:

	For the year ended December 31,
	2025			2024			2023
	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Amount of options	Weighted average exercise price (*)	Weighted average remaining contractual life
		$			$			$
Outstanding as of beginning of period	6,018	513.9	6.79	9,877	489.6	6.16	7,907	528.0	8.2
Granted	17,400	15.318	9.91	—	—	—	2,291	444.0	9.75
Exercised	—	—	—	—	—	—	—	—	—
Forfeited or expired	(121)	444.0	—	(3,859)	444.0	—	(321)	444.0	—

Outstanding as of end of period	23,297	141.85	8.88	6,018	513.9	6.79	9,877	489.6	6.16
Exercisable as of end of period	5,469	520.79	5.65	4,571	536.1	6.28	5,246	523.2	4.12

(*)	Regarding repricing during 2022, see Note 7E(4)(e) below.

The weighted average fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $0.21, $0.53 and $0.13 and per share, respectively.

(2)	A summary of the Company’s RSUs activity is as follows:

	For the year ended December 31,
	2024	2025

Unvested at beginning of year	—	87,646
Granted	100,200	153,459
Vested	(7,588)	(72,457)
Forfeited	(4,966)	(10,995)
	87,646	157,653

The weighted average fair values at grant date of RSUs for the years ended December 31, 2025 and December 31, 2024 were $0.41 and $0.53 per share, respectively.

(3)	As of December 31, 2025, the total unrecognized share-based payment expenses related to nonvested awards was $2,356, which is expected to be recognized over the next 3 years.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees (Cont.)

(4)	Options granted:

a)	In October 2020, the Company granted to its former CEO options to purchase 257 ordinary shares at an exercise price of $1,473.30 per share (see also subsection (e) below) subject to performance-based vesting conditions tied to cumulative order backlog targets and continued service. As the Company did not meet the required targets, all 257 options expired in 2022 and 2024.

For the year ended December 31, 2025, no income or expenses was recognized in respect of this grant. For the years ended December 31, 2024 and 2023, the Company recognized income of $67 and an expense of $20, respectively, related to this grant.

b)	On November 3, 2020, the Company granted options to purchase 238 ordinary shares to its employees at an exercise price of $1,473.30 per share (see also subsection (e) below). These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on November 3, 2021, and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2023, the Company recorded an expense of $45, and no expenses recorded in 2025 and 2024 in respect of such grant.

c)	On May 11, 2022, the Company granted to three officers’ options to purchase 2,280 ordinary shares including 650 to its former CEO, at an exercise price of $444.00 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on May 11, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2025, 2024 and 2023, The Company recorded an expense of $18, $49 and $96 respectively, in respect of such grant.

d)	On May 11, 2022, and June 6, 2022, the Company granted to four of its directors (including one former director) options to purchase 499 ordinary shares and 166 ordinary shares, respectively, with an exercise price of $444.00 per share. Such options will vest one-third following 12 months from the grant date of such options, second one-third following 24 months from the grant date and the balance following 36 months. For the years ended December 31, 2025, 2024 and 2023, the Company recorded an expense of $8, $20 and $27 respectively, in respect for such grant.

e)	On September 13, 2022, in accordance with the terms of the 2017 Plan, the Board approved a modification of 1,565 outstanding options held by officers and employees that had an exercise price of $1,473.30 per share and reduced the exercise price to $444.00 per share. This resolution was effective from November 3, 2022, after receiving approval from the Israeli Tax Authorities. The Company calculated the fair value of such options immediately before and after the modification. The Company immediately recognized the additional fair value attributable to vested options, approximately $51, as share based payment expenses. The additional fair value resulting from the modification, approximately $30, is being expensed over the remaining vesting period of the modified options.

The modification of 1,534 additional outstanding options held by the Company’s former CEO and two Directors was approved by the Board and the Company’s shareholders.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

E.	Restricted Share Units (RSUs) and Options to employees (Cont.)

(4)	Options granted (Cont.):

f)	On September 13, 2022, the Company granted 1,050 options to its employees at an exercise price of $444.00 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on September 13, 2023 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the years ended December 31, 2025, 2024 and 2023, the Company recorded an expense of $5, $19 and $22 respectively, in respect for such grant.

g)	On September 13, 2022, the Company granted 417 options to two of its officers at an exercise price of $444.00 per share. These options expire 10 years after their grant date and vest in twelve equal quarterly tranches over a period of three years. For the years ended December 31, 2025, 2024 and 2023, the Company recorded an expense of $5, $7 and $12 respectively, in respect for such grant.

h)	During the period from June 2023 to October 2023, the Company granted a total of 2,291 options to its employees (including 1,417 to its former CEO and 166 to one of its former director) at an exercise price of $444.00 per share. These options expire 10 years after their grant date and vest over three years in nine tranches. One-third of the options vested on June 18, 2024 and the remainder vest in eight equal quarterly tranches over a period of two years thereafter. For the year ended December 31, 2025 and 2024 and 2023, the Company recorded an expense of $13, $14 and $5 respectively, in respect of such grants.

i)	In December 2025, the Company granted 17,400 options to its CEO. The grant was approved by the Company’s shareholders at the shareholders’ meeting held on December 1, 2025. One-third of the options shall vest on June 30, 2026, and the remaining options shall vest in equal portions over the subsequent eight quarters thereafter. The exercise price of the options is $15.318 per share. For the year ended December 31, 2025, the Company recognized share-based compensation expenses of approximately $19 thousand in respect of this grant.

(5)	RSUs granted

a)	During the year ended December 31, 2024, the Company granted a total of 100,200 ordinary shares underlying RSUs to its employees and service providers (including 11,200 to its former CEO and 13,035 to members of the Board and the Chairman of the Board). The RSUs vest over 36 months, with one-third vesting after one year and the remaining RSUs vesting over the following eight quarters. Some RSUs vest equally over twelve quarters. For the year ended December 31, 2025 and 2024, the Company recorded an expense of $470 and $172 respectively, in respect for such grants.

b)	During the year ended December 31, 2025, the Company granted a total of 149,467 ordinary shares underlying RSUs to its employees and service providers (including 27,000 to its CEO and 18,167 to members of the Board and the Chairman of the Board). The RSUs vest over 36 months, with one-third vesting after one year and the remaining RSUs vesting over the following eight quarters. Some RSUs vest equally over twelve quarters. In addition, certain RSUs vest with one-quarter vesting immediately upon grant and the remaining RSUs vesting over the following nine quarters. For the year ended December 31, 2025 the Company recorded an expense of $541 in respect of these grants.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SHAREHOLDERS’ EQUITY (Cont.)

F.	Share Based Payment Expenses:

The total share-based payment expense related to shares, options and RSUs granted to employees and service providers comprised, at each period, as follows:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	7	--	—
Other financing expenses	—	152	—
Research and development	537	120	61
General and administrative	916	126	212
Total share-based payment expense	$1,460	$398	$273

NOTE 8 - REVENUE RECOGNITION

A.	Nature of Goods and Services

The Company derive its revenue from two categories: (a) sales of products and (b) services.

B.	Disaggregation of Revenue

The following table provides information about disaggregated revenue by the nature of goods and services.

	Year Ended December 31,
	2025	2024	2023
Sales of products	$1,379	$1,034	$142
Services	108	266	—
Total	$1,487	$1,300	$142

C.	Contract Balances

The following table provides information about accounts receivable and deferred revenues from contracts with customers:

	December 31,
	2025	2024
Accounts receivable	$215	$495

Deferred revenue	$538	$996

The Company receives payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional.

There are two customers that accounted for 84%, and 72%, of the Company’s accounts receivable on December 31, 2025 and 2024, relatively, which we believe present insignificant credit risk.

Deferred revenue represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met. Revenue recognized during the years ended December 31, 2025 and 2024 from amounts included in deferred revenue at the beginning of the period was $468 and $642, relatively.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - REVENUE RECOGNITION (Cont.)

D.	Remaining Performance Obligations

Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and non-cancelable amounts that will be invoiced and recognized as revenue in future periods.

The following table provides information about our RPO:

	December 31,
	2025	2024
RPO:
Expected to be recognized within 1 year	$1,316	$1,989
Expected to be recognized in more than 1 year	—	54
Total RPO	$1,316	$2,043

NOTE 9 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

A.	Geographic Information

Revenue by major geographic region is based on the location of the Company’s customers.

The information below summarizes revenue by major geographic region for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
	2025	2024	2023
Israel	$888	$409	$—
United States	72	363	142
Latin and Central America	527	528	—
	$1,487	$1,300	$142

B.	Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended December 31,
	2025	2024	2023
Customer A	59.7%	31.4%	—
Customer B	24.3%	40.6%	—
Customer C	(* )	11.1%	—
Customer D	—	10.4%	—
Customer E	(* )	(* )	100%
Customer H	11.2%	—	—

(*)	less than 10%

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2025	2024	2023

Payroll and related expenses	$5,191	$4,216	$5,671
Share-based payment	537	120	61
R&D consumables	441	291	696
Rent and office maintenance	473	413	416
Depreciation	126	134	151
Travel and other expenses	96	105	150
	$6,864	$5,279	$7,145

NOTE 11 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2025	2024	2023

Payroll and related expenses	$2,219	$1,733	$1,815
Share-based payment	916	126	212
Professional services	1,667	1,593	1,635
Travel expenses	113	84	61
Rent and office maintenance	158	138	139
Depreciation	6	13	20
Marketing and others	344	488	457
	$5,423	$4,175	$4,339

NOTE 12 - OTHER FINANCING INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Amortization of a discount related to a convertible loan credit facility	$—	$(1,229)	$—
SEPA set up fees	(50)	(372)	—
Issuance expenses attributable to derivate warrant liability	—	(140)	—
Interest related to loan credit facility	—	(14)	—
Financing related to leases	(58)	(21)	7
Interest on deposits	912	272	173
Exchange rates and others	211	(19)	75
	$1,015	$(1,523)	$255

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 13 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	The Israeli corporate tax rate was 23% in 2025, 2024 and 2023.

2.	As of December 31, 2025, the Company generated net operating losses of approximately $79,386, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not generated significant revenues from its activities and has incurred substantial operating losses. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the foreseeable future. Therefore, a valuation allowance was recorded to cover the entire balance of the deferred tax assets.

4.	A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	December 31,
	2025	2024	2023
Loss before taxes on income, as reported in the statements of comprehensive loss	$11,100	$30,708	$11,148

Statutory tax rate	23%	23%	23%

Theoretical tax benefit	$2,553	$7,063	$2,564

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(2,553)	(7,063)	(2,564)

Income tax expenses	—	—	—

5.	The Company has no uncertain tax positions and foreign sources of income.

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

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

The Company’s related parties include its executive officers and members of its Board. As of December 31, 2025, accrued expenses include amounts payable to executive officers and directors in respect of compensation and directors’ fees, which were paid subsequent to the balance sheet date.

The Company had no other material transactions or balances with related parties during the reporting periods.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 15 - LEASES

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

The lease liability and right-of-use asset reflects the expected lease term until September 8, 2026 as the Company concluded that it was not reasonably certain that the option to extend will be exercised. For information regarding a new lease agreement signed subsequent to the balance sheet date, see Note 17B below.

For the years ended December 31, 2025, 2024 and 2023, operating lease expenses recorded in the Statements of Comprehensive Loss were $402, $355 and $375, respectively.

Future lease payments under operating leases as of December 31, 2025 were as follows:

2026	253
Total future lease payments	253
Less imputed interest	(5)
Total lease liability balance	248

The weighted average lease term and weighted average discount rate as of December 31, 2025, was as follows:

Operating leases weighted average remaining lease term (in years)	0.52
Operating leases weighted average discount rate	5.1%

NOTE 16 - SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) the Chief Executive Officer. The Company manages its business on the basis of one reportable segment and unit and derives revenues from sales of products and services (see Note 1 for a brief description of the Company’s business and Note 8 for details on the Company’s revenue recognition).

The CODM assesses the performance of the Company and decides how to allocate resources based on the operating results available that is also reported within the Statements of Comprehensive Loss. The measure of segment assets that is reviewed by the CODM is reported within the Balance Sheet as Total assets.

Rail Vision Ltd.

Notes to Financial Statements
(U.S. dollars in thousands, except share and per share data)

NOTE 17 - SUBSEQUENT EVENTS

A.	Acquisition of Majority Stake in Quantum Transportation Ltd.

In January 2026, the Company completed a transaction for the acquisition of a 51% ownership interest in Quantum Transportation Ltd. (“Quantum Transportation”), pursuant to a definitive Securities Exchange Agreement (“SEA”), dated November 30, 2025, thereby obtaining majority ownership and control of Quantum Transportation. Quantum Transportation incorporated in Israel on August 31, 2025, and is a technology company focused on quantum-computing–based error-correction algorithms and has an exclusive sub license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of the Tel Aviv University.

In consideration of 51% of Quantum Transportation’s issued and outstanding share capital on a fully diluted, post-closing basis, the Company issued 99,424 ordinary shares, representing approximately 4.99% of the Company’s outstanding share capital as of the signing date of the SEA and prior to such issuance. The total consideration, based on the fair value of the shares issued as of the transaction date, is valued at approximately $1 million.

In connection with the closing, the Company also entered into a convertible loan agreement (the “Loan Agreement”) to provide Quantum Transportation with a loan facility of up to $700, bearing interest at 8% per annum, which may be drawn down from time to time in accordance with the terms of the Loan Agreement. An initial tranche of $100 was disbursed shortly after closing.

B.	New Lease Agreement

In March 2026, the Company entered into a new lease agreement for office premises, including a research and development facility, located in Infinity Park, Ra’anana, Israel, comprising approximately 1,230 square meters (approximately 13,240 square feet).

The lease term is for an initial period of five years commencing on October 1, 2026, with an option to extend for an additional five-year period. The average monthly base rent is approximately NIS 97,000 (approximately $30,500), subject to linkage to the Israeli Consumer Price Index. The agreement also includes customary management fees and related charges.

The Company expects to relocate its corporate headquarters to the new premises upon commencement of the lease term. Based on the terms of the new lease agreement, the Company does not expect a material change in its overall rental expenses compared to the existing lease.

As the agreement was entered into after the balance sheet date, no adjustment has been made to the consolidated financial statements as of December 31, 2025. Upon commencement of the lease, the Company expects to recognize a right-of-use asset and a corresponding lease liability in accordance with ASC 842, Leases.

C.	ATM offering and related adjustments

Subsequent to December 31, 2025, the Company issued additional ordinary shares under its ATM. As a result of such issuances, certain outstanding warrants were adjusted in accordance with their terms. See Note 7B(7) for additional information regarding the ATM program and Note 7B(4) for further details regarding the warrant adjustments.

D.	Reverse Split

On February 4, 2026, the Company effected a one-for-thirty (1-for-30) reverse stock split of its ordinary shares. See Note 1B for additional information.

E.	“The Lion’s Roar Operation”

On February 28, 2026, “The Lion’s Roar Operation” (the “Operation”) commenced, a joint military operation by the United States and Israel involving attacks in Iran. In response, Iran launched ballistic missiles and unmanned aerial vehicles (UAVs) toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Subject to the continuation and/or escalation of the Operation, and given its adverse impact on economic conditions in Israel, management expects the Operation may have a negative effect on the Company. Because this is an ongoing event and there is uncertainty regarding its duration, nature and scope, management is unable to reasonably estimate the extent of the impact at this time.

